Exhibit A.12

Offers by

Smith & Nephew Group plc

for

Centerpulse AG and InCentive Capital AG

and

Scheme of Arrangement

in relation to

Smith & Nephew plc

Listing Particulars

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take,[5.6 (a)] you are recommended to seek your own independent financial advice immediately from your stockbroker,[5.7] bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000 or,[5.8] if you are resident outside the United Kingdom, another appropriately authorised independent financial adviser.

If you have sold or otherwise transferred all of your Smith & Nephew Ordinary Shares or Smith & Nephew ADSs, subject to the restrictions set out below, please send this document, together with the accompanying documents, at once to the purchaser or transferee, or to the stockbroker, bank or other agent through or to whom the sale or transfer was effected for transmission to the purchaser or transferee.

Applications have been made to the UK Listing Authority for the New Ordinary Shares to be admitted to the Official List and to the London Stock Exchange[6.B.1] for such shares to be admitted to trading on its market for listed securities. It is expected that admission of the[6.B.3] New Ordinary Shares to the Official List will become effective and that dealings on the London Stock Exchange (for normal settlement) will commence at 8:00 a.m. (London time) on 25 June 2003. A copy of this document, which comprises listing particulars relating to Smith & Nephew Group plc prepared in accordance with [6.B.18]the Listing Rules made under section 74 of the Financial Services and Markets Act 2000, has been delivered to the[6.B.3] Registrar of Companies in England and Wales for registration in accordance with section 83 of that Act.

[6.B.5(a)]

[6.B.6]

[6.B.15(b)]

Smith & Nephew Group plc[6.B.16]

Introduction of

up to 1,260,000,000 ordinary shares of 12.5 pence each to the Official List

Sponsored by

Lazard & Co., Limited

Lazard & Co., Limited is acting exclusively for Smith & Nephew Group and Smith & Nephew and for no one else in connection with the Offers and the Scheme and will not be responsible to any other persons for providing the protections afforded to clients of Lazard & Co., Limited or for providing advice in relation to the Offers or the Scheme.

In the United States, this document is only for the information of, and is only being distributed to, holders of Smith & Nephew Ordinary Shares and Smith & Nephew ADSs. Accordingly, copies of this document will not and should not be mailed or otherwise distributed or sent in or into the United States, except to holders of Smith & Nephew Ordinary Shares and Smith & Nephew ADSs.

In addition to the restriction set out above, the distribution of this document in jurisdictions other than the United Kingdom and Switzerland may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. Smith & Nephew Group does not assume any responsibility for any violation of such restrictions by anyone whosoever.

SMITH & NEPHEW GROUP DIRECTORS, SECRETARY AND ADVISERS

Smith & Nephew Group Directors
Dudley Graham Eustace Christopher John O’Donnell Peter Hooley Pamela Josephine Kirby Warren Decatur Knowlton Brian Paul Larcombe Richard Urbain De Schutter Rolf Wilhelm Heinrich Stomberg	Non-Executive Chairman [6.A.1]Chief Executive [6.A.8]Finance Director Non-Executive Director[6.F.1] Non-Executive Director Non-Executive Director Non-Executive Director Non-Executive Vice Chairman

Retiring Directors
Pierre-André Chapatte Antoine Raphael Vidts

Proposed Directors
Max Eugene Link René Simon Braginsky	Proposed Non-Executive Vice Chairman Proposed Non-Executive Director

Company secretary	English legal advisers

Paul Richard Chambers

Registered office

15 Adam Street

London WC2N 6LA

Head office

122 rte du Moulin de la Ratte

1236 Cartigny

Geneva

Switzerland

Sponsor and financial adviser

Lazard & Co., Limited

21 Moorfields

London EC2P 2HT

Joint stockbrokers

Cazenove & Co. Ltd

12 Tokenhouse Yard

London EC2R 7AN

Dresdner Kleinwort Wasserstein Limited

20 Fenchurch Street

London EC3P 3DB

Swiss exchange agent

Lombard Odier Darier Hentsch & Cie

11 rue de la Corraterie

[6.B.14]CH-1211 Geneva 11

Switzerland

UK registrars[6.B.14] and paying agent

Lloyds TSB Registrars

The Causeway

Worthing

West Sussex BN99 6DA

Ashurst Morris Crisp

Broadwalk House

5 Appold Street

London EC2A 2HA

Swiss legal advisers

Niederer Kraft & Frey

Bahnhofstrasse 13

CH-8001 Zurich

Switzerland

US legal advisers[6.A.8]

Sidley Austin Brown & Wood

Bank One Plaza

10 South Dearborn Street

Chicago, IL 60603

USA

Auditors and reporting accountants

BDO Stoy Hayward

8 Baker Street

London W1U 3LL

Banks

Lloyds TSB Bank plc

25 Gresham Street

London EC2V 7HN

The Royal Bank of Scotland plc

36 St. Andrew Square

Edinburgh EH2 2YB

English legal advisers on share schemes

Pinsent Curtis Biddle

3 Colmore Circus

Birmingham B4 6BH

i

HELPLINE

Lloyds TSB Registrars are providing a telephone helpline to answer questions which Smith & Nephew Shareholders may have prior to deciding what action to take. The number for callers dialling from within the UK is 0870 600 2027, and for callers dialling from outside the UK the number is +44 1903 702 767. Helpline operators cannot provide financial or legal advice and will only be able to answer questions on the effect of the proposals.

Forward-looking statements

These listing particulars contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Statements that are not strictly historical statements, including statements about Smith & Nephew Group’s, Smith & Nephew’s and Centerpulse’s beliefs and expectations, constitute forward-looking statements. By their nature, forward-looking statements are subject to risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. The forward-looking statements in this document include, but are not limited to, statements addressing the following subjects: expected timing of the Transaction; future financial and operating results; actions to be taken by the Combined Group following the Transaction; and the timing and benefits of the Transaction. The following factors, among others, could cause results to differ materially from those described in the forward-looking statements: inability to obtain, or meet the conditions imposed for, regulatory approvals for the Transaction; the failure of the Smith & Nephew Ordinary Shareholders to pass the resolutions necessary to implement the Transaction, the failure of the minimum tender condition or the failure of other conditions to the Offers; the risk that the businesses will not be integrated successfully and other economic, business, competitive and/or regulatory factors affecting the businesses of Smith & Nephew Group, Smith & Nephew and Centerpulse generally. More detailed information about such economic, business, competitive and/or regulatory factors is set forth in Smith & Nephew Group’s and Centerpulse’s respective filings with the SEC. Subject to any requirement under the Listing Rules to update the forward-looking statements, Smith & Nephew Group, Smith & Nephew and Centerpulse are under no obligation, and expressly disclaim any obligation, to update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.

Additional information

Any offer in the United States will only be made through a prospectus, which is part of a registration statement on Form F-4 to be filed with the SEC. Centerpulse Shareholders and Incentive Shareholders who are US persons or are resident in the United States are urged to review carefully the registration statement on Form F-4 and the prospectus included therein, the Schedule TO and other documents relating to the Offers that have been filed by Smith & Nephew Group with the SEC because these documents contain important information relating to the Offers. Shareholders are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that has been filed with the SEC by Centerpulse relating to the Centerpulse Offer. You may obtain a free copy of these documents after they have been filed with the SEC, and other documents filed by Smith & Nephew Group and Centerpulse with the SEC, at the SEC’s website at www.sec.gov. The registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 may also be inspected and copied at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE CENTERPULSE OFFER.

Projections

During the course of discussions between Smith & Nephew and Centerpulse that led to the entering into of the Centerpulse Transaction Agreement and the Offers, Centerpulse provided Smith & Nephew with certain financial projections which have been summarised in the Form F-4 filed with the SEC.

These projections were neither seen nor commented upon by Smith & Nephew Group, Smith & Nephew or its advisers in advance of their preparation and no reliance should be placed on them. The financial projections do not necessarily reflect the Smith & Nephew Group Directors’ view of Centerpulse’s prospects and financial performance nor Centerpulse’s contribution to the prospects and financial performance of the Combined Group. The financial projections should not be regarded as a reliable indicator of Centerpulse’s future operating results nor the operating results of the Combined Group and they should not be relied upon as such.

These projections were prepared prior to the announcement of the Transaction. Not all of the estimates and assumptions upon which they were based are stated and the facts supporting the estimates and assumptions upon which they were stated to have been based may have since changed. In addition, the base data underlying them may now be out of date.

None of Smith & Nephew Group, Smith & Nephew nor their financial advisers nor any other party accepts responsibility for the accuracy, reasonableness, validity or completeness of the financial projections or the estimates and assumptions that underlie them.

None of the financial projections was intended for publication by Smith & Nephew Group or Smith & Nephew and they should not be regarded as a forecast of profits by Smith & Nephew Group, Smith & Nephew, Centerpulse or any of their respective directors and accordingly the financial projections have not been prepared or reviewed to a standard to which published projections would be prepared and reviewed. Shareholders should not rely upon any of the financial projections in making any decision about accepting or not accepting either of the Offers or in deciding whether or not to vote in favour of the resolutions to be proposed at the Extraordinary General Meeting, the Preference Shareholders’ Meeting or the Court Meeting.

v

PART I

GENERAL INFORMATION ON THE COMBINED GROUP

1.	Introduction

On 20 March 2003, the boards of Smith & Nephew and Centerpulse announced that they had agreed to combine their businesses to create a leading global orthopaedics company. At the same time the Smith & Nephew Board announced that it would create a new holding company by means of a scheme of arrangement under the Act.

The Transaction will be implemented by the acquisition of Smith & Nephew by Smith & Nephew Group pursuant to a scheme of arrangement of Smith & Nephew under section 425 of the Companies Act, and by a public tender offer by Smith & Nephew Group for all the Centerpulse Shares, as a result of which Centerpulse will become a subsidiary of Smith & Nephew Group. InCentive is the largest shareholder of Centerpulse and holds approximately 18.9 per cent. of the share capital of Centerpulse. Smith & Nephew Group is also making a public tender offer for all the InCentive Shares.

Under the terms of the Scheme and the[6.B.16] Centerpulse Offer, Smith & Nephew Ordinary Shareholders and Centerpulse Shareholders will receive, respectively:[3.18]

for each Smith & Nephew Ordinary Share	1 New Ordinary Share[3.19]
for each Centerpulse Share	25.15 New Ordinary Shares and CHF 73.42 in cash[3.22(a)]

Pursuant to the terms of the InCentive Offer, InCentive Shareholders will receive New Ordinary Shares and cash according to a formula set out in paragraph 2 of Part II of this document.[3.22(b)]

Accepting Shareholders (being Centerpulse Shareholders and InCentive Shareholders who validly accept, respectively, the Centerpulse Offer and the InCentive Offer in accordance with the terms of the Offer Documents) may, pursuant to a mix and match facility, elect to take fewer New Ordinary Shares or more New Ordinary Shares than their basic entitlement under the relevant Offer, but elections under both Offers (taken together) to receive more New Ordinary Shares will only be satisfied to the extent that elections have been made under both Offers overall by Accepting Shareholders to receive fewer New Ordinary Shares.

On the basis of the assumptions set out in paragraph 14.6 of Part X of this document, upon completion of the Transaction, 929.6 million New Ordinary Shares will be issued to[6.B.6] Smith & Nephew Ordinary Shareholders and 298.5 million New Ordinary Shares will be issued to Accepting Shareholders representing approximately 76 per cent. and 24 per cent. respectively of the issued ordinary share capital of Smith & Nephew Group.

Following completion of the Transaction, Smith & Nephew Group Shareholders will be able to elect to receive dividends from Smith & Nephew rather than from Smith & Nephew Group. Further details are set out in Part VIII of this document.

Further details of the Transaction are set out in Parts II and VII of this document.

Financial information on each of Smith & Nephew, Centerpulse and Smith & Nephew Group is set out in Parts III, IV and V respectively of this document. Shareholders should read the whole of this document and not rely only on the summarised information set out below.

2.	Background to and reasons for the Offers

The combination of Smith & Nephew and Centerpulse will create a global leader in the $14 billion orthopaedics market, with the Combined Group rising to a No. 3 market share position. It also offers an enhanced platform for growth in spinal implants, the fastest growing segment within the orthopaedics sector and an opportunity to participate in the dental implant sector. In bringing together two complementary businesses and transforming their scale, the Transaction offers significant strategic and value creation opportunities and is expected to better serve the current and future needs of patients, surgeons and their hospital communities.

Market dynamics

The orthopaedic implant market continues to be one of the fastest growing medical technology sectors, with estimated global growth of 15 per cent. in 2002. In most developed countries there are some common drivers including:

•	demographics of an aging population, with the population aged 50-69 projected to increase by nearly 3 per cent. per annum for the foreseeable future;

•	improved quality of life expectations, with patients better informed of the benefits of orthopaedic surgery due to the internet, media and word-of-mouth;

•	an expanding patient pool, due to an increase in active lifestyles and new longer-lasting materials such as improved bearing surfaces in orthopaedics and bioresorbables in arthroscopy that are encouraging surgeons to treat younger and more active patients;

•	an increasing incidence of osteoarthritis, combined with less invasive surgery trends and continued growth in surgeon familiarity with implant surgery; and

•	an increasing need for revision surgeries, as patients from the first orthopaedic boom in the late 80s require revision procedures.

Global scale and increased geographic reach in reconstructive implants

Building on Centerpulse’s market leading position in Europe and Smith & Nephew’s significant presence in the US, the Combined Group will become the fourth largest global reconstructive implant company with a market share of approximately 18 per cent. In Europe, the Combined Group will be a market leader in reconstructive implants with a market share of approximately 26 per cent. It will become No. 4 overall in reconstructive implants in the US with a market share of 14 per cent. and have an enhanced position in Japan.

Centerpulse’s particular geographic strength is in Europe, based on strong surgeon relationships developed over many years and an outstanding reputation for service. Centerpulse also has significant manufacturing and research and development facilities, located in Winterthur, Switzerland. This provides a major European facility, which will continue as a key centre for the long-term benefit of the Combined Group.

In addition, the two businesses fit together well in the US. Centerpulse, which has a smaller share of the US market, is particularly well established in the southern states of the US, complementing the strong presence of Smith & Nephew across other regions of the US.

The combination will also double the scale of the Combined Group’s business in the important Japanese market, where Smith & Nephew has a strong position in trauma, and Centerpulse is well positioned in reconstructive implants.

Complementary product lines

The fit between the two companies’ product lines is excellent. Centerpulse is strong in hips, with pioneering positions in metal-on-metal and highly cross-linked polyethylene, as well as extensive developments under way in less invasive procedures and in larger heads giving greater range of motion. Whilst Smith & Nephew is also strong in hips, it has particular strength in knees, with the revolutionary OXINIUM® product setting new standards for innovation and longevity. Leveraging the specific strengths of each company’s sales relationships into new and existing accounts with this expanded product range is anticipated to lead to significant cross-selling opportunities.

Both companies have a strong tradition of technological innovation and, when combined, they will possess one of the most innovative product line-ups in global orthopaedics, including:

•	the broadest range of wear reducing joint implant bearing surfaces (OXINIUM®, DURASUL®, METASUL®);

•	unique minimally invasive knee surgery products (UNISPACER™, ACCURIS™);

•	proven total joint brands (GENESIS® II, Natural Knee™, CLS™, Alloclassic®, SPECTRON®, REFLECTION®, SYNERGY™);

•	computer assisted surgery technology (Navitrack®, ACHIEVE™); and

•	advanced trauma devices (TRIGEN™, TAYLOR SPATIAL FRAME™, ORTHOGUARD AB™, EXOGEN®).

Expansion in the fast-growing spinal segment

Centerpulse’s global No. 5 position in spinal implants provides the Combined Group with an enhanced platform for growth in the fastest growing segment of the orthopaedics market. In 2001, the US and European spine market was estimated to be worth $1.7 billion. Centerpulse entered the spinal marketplace in 1998 through the acquisition of Spine-Tech Inc. (“Spine-Tech”), which brought with it the market leading lumbar fusion cage. Spine-Tech now offers a full range of products in the spinal implant market with devices for lumbar and cervical fixation, allografts and stabilisation devices. The spine business is well placed for growth in a rapidly expanding market.

Dental

Centerpulse’s dental division occupies the No. 4 position globally in the dental implant market with a market share of approximately 12 per cent. It primarily serves the US market and had sales of CHF 131 million in 2002, an underlying increase of 18 per cent. The global market for dental implants is currently growing at 15 per cent. per annum and the dental division is well positioned for further growth.

Value creation opportunities

Significant value is expected to be created for the Combined Group’s shareholders in three key areas: integration cost savings, sales and marketing opportunities and the longer term scale advantages of being a leading orthopaedics company.

At the Combined Group level, integration cost savings are expected to amount to £45 million per annum by 2005, requiring exceptional cash costs of £130 million to implement. These will enable the Combined Group to target an improvement of its pre-goodwill operating margin to 23 per cent. by 2005/6, up from Smith & Nephew’s previous guidance of 21 per cent., and with stronger cash generation. This is expected to enhance earnings per share of the Combined Group (before amortisation of goodwill and exceptional integration costs) by mid single digits in 2004 and approaching double digits in 2005 when the post-tax return on investment is expected to meet Smith & Nephew Group’s weighted average cost of capital. Based on current tax rates the Smith & Nephew Group Directors believe that, going forward, the Combined Group’s tax rate will be 29 per cent. (based on profits before tax, goodwill amortisation and exceptional items).

Opportunities to combine the organisations to present a significant force in orthopaedics in each of the key markets, the US, Europe and Japan, have been identified. The combination of each company’s sales relationships in existing accounts with the expanded product range is expected to lead to an increase in sales force productivity and opportunities to launch innovative products through an expanded sales force. Extending proprietary technologies such as OXINIUM®, DURASUL® and METASUL® throughout the product range is expected to develop improved demand for the Combined Group’s products. These, together with related cost savings, will enable the orthopaedics division to target a pre-goodwill operating margin of 27 per cent. by 2005/6.

Longer term, the opportunity to develop and manufacture a unified range of next generation products will lead to further benefits. The enhanced scale of the Combined Group’s strategic research and development will enable it to invest at the forefront of orthopaedic product development and its increased market presence will enable a stronger profile to be built with major customer groups.

Benefits for all stakeholders

The Smith & Nephew Group Directors and the Centerpulse Directors believe that, in addition to creating value for shareholders of the Combined Group, the Transaction will deliver significant benefits for patients, surgeons, hospitals and employees:

•	patients will benefit from the pooling of research and development activities, resulting in better targeted and more optimised product development which will deliver enhanced product performance;

•	surgeons and hospitals will benefit from a wider product offering, broader infrastructure and enhanced delivery of services and solutions; and

•	employees will benefit from being part of one of the world’s leading orthopaedic groups, operating in a dynamic and fast-growing industry and with the resources and depth to compete with other market leaders in the sector.

3.	Information on Smith & Nephew

Smith & Nephew is a global advanced medical devices company[6.D.1] employing over 7,300 people with operations in 32 countries. Underlying sales growth in 2002 was 14 per cent., with acquisitions adding a further 4 per cent. Operating margins of continuing operations (before amortisation of goodwill and exceptional items) were 18 per cent. It is structured in three divisions, “Orthopaedics”, “Endoscopy” and “Wound Management”, with principal manufacturing facilities in Tennessee and Massachusetts in the US, and Hull in the UK.

Orthopaedics is a global provider of reconstructive implant systems for knees, hips and shoulder joints, as well as trauma and clinical therapy products to help repair broken bones and damaged joints. This business strives to combine industry-leading technology with clinically proven products to deliver simpler, less invasive and more cost effective procedures to the orthopaedic community. Smith & Nephew has 8 per cent. of the orthopaedic reconstructive implant and trauma markets and holds the No. 6 worldwide position. In 2002, sales for the Orthopaedics division were £470 million, an underlying sales increase of 20 per cent. from the previous financial year, and EBITA before exceptional items was £98 million.

Endoscopy is a world leader in the development and commercialisation of minimally invasive endoscopic surgery. This business is committed to reducing trauma and pain to the patient, reducing cost to healthcare systems, and providing better outcomes for surgeons and patients with its broad range of techniques and instruments for minimally invasive surgery, particularly of the joint. Smith & Nephew has 35 per cent. of the arthroscopy (joint) market and holds the leading worldwide position. In 2002, sales for the Endoscopy division were £292 million, an underlying sales increase of 10 per cent. from the previous financial year, and EBITA before exceptional items was £54 million.

Wound Management provides an advanced range of treatments for difficult to heal wounds. It develops innovative new solutions to chronic and acute wound management problems. Smith & Nephew has 21 per cent. of the wound management market and has the leading worldwide position. In 2002, sales for the Wound Management division were £322 million, an underlying increase of 11 per cent. from the previous financial year, and EBITA before exceptional items was £44 million.

Smith & Nephew also has investments in BSN Medical, a joint venture with Beiersdorf AG, and in AbilityOne Corporation, a rehabilitation business in which it holds a 21.5 per cent. interest. The share of operating profit before exceptional items attributable to Smith & Nephew in 2002 from these two investments was £25 million.

The following table shows Smith & Nephew’s group turnover (continuing operations); EBITA before exceptional items (continuing operations including investments); basic earnings per share before goodwill amortisation and exceptional items; shareholders’ funds; and net debt for each of the financial years ended 31 December 2001 and 31 December 2002 (as extracted from Smith & Nephew’s 2002 financial statements):

	Year to 31 December 2002	Year to 31 December 2001
Group turnover (continuing operations)	£1,084m	£978m
EBITA before exceptional items (continuing operations including investments)	£221m	£187m
Basic earnings per share before goodwill amortisation and exceptional items	16.02p	13.96p
Shareholders’ funds	£517m	£405m
Net debt	£277m	£244m

Further information, including financial information relating to Smith & Nephew, is set out in Part III of this document. You should read the whole of this document and not just rely on the summarised information above. In particular this table should be read in conjunction with Note 1 (in relation to group turnover); Note 10 (in relation to earnings per share); Notes 22 and 24 (in relation to shareholders’ funds) and Note 18 (in relation to net debt) in the financial information relating to Smith & Nephew set out in Part III of this document.

4.	Information on Centerpulse

Centerpulse, formerly Sulzer Medica AG, is a leading medical technology group employing over 2,800 employees globally, which serves the reconstructive joint, spinal and dental implant markets. Following the divestiture of its cardiovascular division, which was concluded in January 2003, the group is now organised into three divisions: “Orthopaedics”, “Spine-Tech” and “Dental”. Centerpulse, which is headquartered in Switzerland and has a history of technological leadership in its principal areas of activity, has five production facilities situated in Switzerland, the US and France.

Centerpulse’s largest division is Orthopaedics, which focuses on joint care and includes the traditionally strong hip and knee implant businesses. Centerpulse estimates that it has a leading share of the European implant market, with a 22 per cent. market share. In 2002, the Orthopaedics division reported total sales of CHF 923 million, of which CHF 542 million was in Europe. The underlying sales growth of the Orthopaedics division for 2002 was 14 per cent.

The Spine-Tech division offers a full range of spinal implant systems primarily in the US, and has an estimated global market share of 7 per cent. In 2002, the Spine-Tech division had sales of CHF 179 million, an underlying sales growth of 10 per cent.

The Dental division, producing mainly dental implants, serves primarily the US and European markets and occupies the No. 4 position globally, with a market share of approximately 13 per cent. In 2002, the Dental division had sales of CHF 131 million, an underlying sales increase of 18 per cent.

The following table shows Centerpulse’s group turnover (continuing operations); EBITA before exceptional items (continuing operations); profit/(loss) before tax; basic earnings per share; net assets; and net debt (cash) for each of the financial years ended 31 December 2001 and 31 December 2002 (as extracted from Centerpulse’s 2002 financial statements):

	Year to 31 December 2002	Year to 31 December 2001
Group turnover (continuing operations)	CHF 1,241m	CHF 1,158m
EBITA before exceptional items (continuing operations)	CHF 228m	CHF 107m
Profit/(loss) before tax	CHF 376m	CHF (1,645)m
Basic earnings per share	CHF 33.10	CHF (119.62)
Net assets	CHF 1,278m	CHF 791m
Net debt (cash)	CHF 358m	CHF (61)m

As described in paragraph 10 of Part X of this document, Centerpulse is subject to litigation in respect of a major product recall. At the time the 2001 audit was concluded the situation with regard to the ultimate liabilities under this litigation and the financing available to Centerpulse to meet those liabilities was uncertain. Accordingly, the auditors’ report on Centerpulse’s consolidated financial statements for the financial year ended 31 December 2001 contained the following emphasis of matter paragraph and qualification:

“Without qualifying our opinion we draw your attention in accordance with the International Standards on Auditing (ISA) to the following: as described in Note 9 to the consolidated financial statements, on 13 March 2002 Sulzer Medica has reached a tentative settlement agreement with the patients in the USA affected by defective hip and knee implants. The Group’s estimate of costs directly related to this tentative settlement agreement amount to $873 million and is recognized in the 2001 consolidated financial statements. As a result of the uncertainties existing in connection with this pending litigation, the ultimate outcome of this matter cannot presently be determined. This emphasis of matter represents, in contrast to the ISA, a qualification in accordance with the auditing standards promulgated by the Swiss profession.”

The auditors’ report on Centerpulse’s consolidated financial statements for the year ended 31 December 2002 contained no such qualification or emphasis of matter. The current position in relation to this litigation is described below in paragraph 10 below, and also in paragraph 10.3 of Part X of this document.

Further information including financial information relating to Centerpulse is set out in Part IV of this document. You should read the whole of this document and not just rely on the summarised information above. In particular this table should be read in conjunction with Note 11 (in relation to the impact of discontinuing operations) and Note 14 (in relation to earnings per share) in the financial information relating to Centerpulse set out in Part IV of this document.

5.    Information on InCentive

InCentive, an investment company listed on the SWX Swiss Exchange, holds approximately 18.9 per cent. of the registered issued share capital of Centerpulse. In its full year 2002 results, InCentive reported profit before tax of CHF 178 million. As of 17 April 2003, InCentive’s unaudited net asset value amounted to CHF 774.2 million.

6.	Management of Smith & Nephew Group

On completion of the Transaction the Chairman of the Combined Group will be Dudley Eustace, the Chief Executive will be Chris O’Donnell and the Finance Director will be Peter Hooley. The Combined Group will consist of five divisions, in order of sales revenue, Orthopaedics, Wound Management, Endoscopy, Spine-Tech and Dental and will operate from major manufacturing and market support facilities in the UK, Switzerland and the US.

Dr. Max Link, chairman and chief executive of Centerpulse, will be invited to join the Smith & Nephew Group Board as a non-executive director and one of two Vice Chairmen on completion of the Transaction. René Braginsky, a Centerpulse board member, will also be invited to join the Smith & Nephew Group Board as a non-executive director. Dr. Rolf Stomberg, a current Smith & Nephew Director, will become the other Vice Chairman of Smith & Nephew Group.

7.	Current trading and prospects of Smith & Nephew

Sales at Smith & Nephew’s Orthopaedics and Wound Management divisions have seen a solid start to 2003. Orthopaedics’ move to two divisions – reconstructive implant and trauma – is progressing well and the introduction of specialised sales forces in the US is proceeding according to plan. Endoscopy has experienced some pressure from the increased re-use of disposable blades in the United States. Smith & Nephew’s margin in the first half of the year will be impacted by the assumption of the full costs of the Dermagraft launch. Smith & Nephew remains confident of meeting its margin expansion target and its mid-teens pre-goodwill amortisation earnings per share growth target going forward.

8.	Current trading and prospects of Centerpulse

The following outlook statement was included in an announcement of Centerpulse on 20 March 2003:

“Trading since year end has been in line with management expectations. Centerpulse remains confident that it will be able to grow in its core markets at least in line with the market. In Orthopaedics, the Company believes that it can maintain a leading role in its primary markets in Europe and generate solid growth in the US and Japan by continuing to deliver first-class products and building long-term trusting relationships. The Spine-Tech division intends to launch several new products in the US market, with the introduction of the Dynesys stabilisation system and the radiolucent cages in 2003 expected to positively impact sales growth. The Dental division has reinforced its market position by enhancing its product offerings with innovative solutions for aesthetics as well as leading educational programs.”

9.    Prospects of the Combined Group

The Smith & Nephew Group Board is confident that Smith & Nephew and Centerpulse can be successfully combined to realise the value creation opportunities discussed earlier and, in particular, to enable the Combined Group to target a pre-goodwill amortisation operating margin of 23 per cent. by 2005/6 and material earnings per share enhancement in 2005.

10.	Product recall liability

Last year the Centerpulse Board put in place measures to deal with claims arising from a major recall of reconstructive implants dating back to 5 December 2000. This involved Centerpulse entering into a district court approved class action settlement for US residents on 13 March 2002, and establishing a settlement trust (the “Settlement Trust”) to pay claims to class members in the US who undergo surgery to replace an affected hip implant prior to 5 June 2003 or an affected tibial base plate prior to 17 November 2003. The Settlement Trust was funded with approximately $1.1 billion, of which Centerpulse contributed $725 million in cash on 4 November 2002. Centerpulse’s insurers and former parent company funded the balance. The settlement agreement (further details of which are set out in paragraph 10.3(a) of Part X of this document), provides for the Settlement Trust to pay for the first 4,000 valid claims. Centerpulse remains liable for 50 per cent. of the cost of settled claims in excess of that number. The Settlement Trust will also fund the first 64 settled claims for reprocessed hip shells replaced before 8 September 2004, with Centerpulse remaining liable in full for settled claims beyond this number.

As at 11 April 2003, the administrator of the Settlement Trust had received 4,362 claim forms in relation to hip implants and tibial base plates and 150 claim forms for reprocessed hip implants. The administrator has determined that of these classes of claims, 3,795 and 119 respectively are likely to be valid. It is not known at present how many more claims will be made or whether the remaining and future claims are or will be valid and hence how many will qualify for settlement.

The Smith & Nephew Board has examined this issue in detail. Although the Centerpulse Board believes that the remaining provision in its year end audited accounts will be adequate to provide for the liabilities that may arise from the product recall, the Smith & Nephew Board is mindful that there is a possibility that the eventual number of revisions and cost of settling claims from the product recall issue may exceed the level of provision made by Centerpulse. The Smith & Nephew Board has taken into account this possibility in agreeing the terms and structure of the Offers. Further details of this litigation are set out in paragraph 10.3 of Part X of this document.

11.	Dividends

In respect of the final dividend of 3.00 pence per Smith & Nephew Ordinary Share recommended for the year ended 31 December 2002, existing Smith & Nephew Ordinary Shareholders[6.B.8] will receive their entitlement in full. The New Ordinary Shares being issued as consideration under the Offers will not qualify for this final dividend. Centerpulse does not intend to pay a dividend in respect of 2002. Smith & Nephew Group will declare dividends in sterling and its dividend policy is expected to continue in line with the current Smith & Nephew policy. All Smith & Nephew dividends will be paid in sterling and all Smith & Nephew Group dividends will be paid in Swiss francs at the prevailing exchange rate at the date of payment.

Following completion of the Transaction, Smith & Nephew Group Shareholders will be able to receive dividends from Smith & Nephew (which is and will be tax resident in the UK) rather than from Smith & Nephew Group (which is and will be tax resident in Switzerland). Were Smith & Nephew Group Shareholders (other than those resident in Switzerland) to receive dividends from Smith & Nephew Group they would, under current tax laws in Switzerland, incur a withholding tax charge at 35 per cent. However, under domestic law, Swiss residents may obtain a refund or tax credit in the full amount of the withholding tax. For non-residents, some relief may be granted under the terms of double tax treaties.

Smith & Nephew Group Shareholders with an address on the Register outside Switzerland (other than those who hold their New Ordinary Shares through a Swiss Clearing System) will be deemed to have made an election to receive dividends from Smith & Nephew and therefore they will not need to take any action in order to receive dividends from Smith & Nephew. Those Smith & Nephew Group Shareholders with an address on the Register outside Switzerland who wish to receive dividends from Smith & Nephew Group rather than from Smith & Nephew, will need to give Smith & Nephew Group written notice thereof. A form pursuant to which shareholders can give such written notice to Smith & Nephew Group will be available from Smith & Nephew Group. Shareholders are advised to seek independent financial and taxation advice before deciding whether or not to give any such written notice to Smith & Nephew Group. Further details are set out in Part VIII of this document.

Smith & Nephew Group Shareholders with an address on the Register in Switzerland or who hold their New Ordinary Shares through a Swiss Clearing System will, in order to receive dividends from Smith & Nephew as opposed to dividends from Smith & Nephew Group, need to give Smith & Nephew Group written notice thereof. A form pursuant to which shareholders can give such written notice to Smith & Nephew Group will be available from Smith & Nephew Group. Shareholders are advised to seek independent financial and taxation advice before deciding whether or not to give any such written notice to Smith & Nephew Group. Further details are set out in Part VIII of this document.

PART II

THE OFFERS AND THE SCHEME

1.	Details of the Centerpulse Offer

Smith & Nephew Group is offering 25.15 New Ordinary Shares and CHF 73.42 in cash in respect of each Centerpulse Share so that, on the basis of the assumptions set out in paragraph 14.6 of Part X, Centerpulse Shareholders and InCentive Shareholders will collectively own approximately 24 per cent. of the Combined Group. Holders of Centerpulse ADSs will be offered 0.2515 Smith & Nephew Group ADSs per Centerpulse ADS and CHF 7.342 in cash and may participate in the collective mix and match facility.

On the basis of Smith & Nephew’s closing share price of 419.5 pence on 17 April 2003, the Centerpulse Offer values each Centerpulse Share at CHF 302.12 and the total issued share capital of [6.C.22(a)]Centerpulse at CHF 3,585.4 million (£1,654.0 million). The Offers will together result in the issue of 298.5 million New Ordinary Shares and a net payment of CHF 871.3 million (£402.0 million) in cash, taking account of InCentive’s expected cash balances.

Each accepting Centerpulse Shareholder will also be entitled to a beneficial interest in one Common Access Share for each New Ordinary Share received by that accepting Centerpulse Shareholder. Each Common Access Share will be allotted and issued to the Trustee to be held on bare trust for the relevant accepting Centerpulse Shareholder. The Common Access Shares will enable Smith & Nephew Group Shareholders to receive dividends from Smith & Nephew rather than from Smith & Nephew Group in respect of their New Ordinary Shares.

Smith & Nephew Group Shareholders with an address on the Register outside Switzerland (other than those who hold their New Ordinary Shares through a Swiss Clearing System) will be deemed to have made an election to receive dividends from Smith & Nephew and therefore they will not need to take any action in order to receive dividends from Smith & Nephew. Those Smith & Nephew Group shareholders with an address on the Register outside Switzerland who wish to receive dividends from Smith & Nephew Group rather than from Smith & Nephew, will need to give Smith & Nephew Group written notice thereof. A form pursuant to which shareholders can give such written notice to Smith & Nephew Group will be available from Smith & Nephew Group. Shareholders are advised to seek independent financial and taxation advice before deciding whether or not to give any such written notice to Smith & Nephew Group. Further details are set out in Part VIII of this document.

Smith & Nephew Group Shareholders with an address on the Register in Switzerland or who hold their New Ordinary Shares through a Swiss Clearing System will, in order to receive dividends from Smith & Nephew as opposed to dividends from Smith & Nephew Group, need to give Smith & Nephew Group written notice thereof. A form pursuant to which shareholders can give such written notice to Smith & Nephew Group will be available from Smith & Nephew Group. Shareholders are advised to seek independent financial and taxation advice before deciding whether or not to give any such written notice to Smith & Nephew Group. Further details are set out in Part VIII of this document.

If the Centerpulse Offer becomes or is declared wholly unconditional, Smith & Nephew Group will assume Centerpulse’s outstanding net debt which stood at CHF 358 million (£165 million) as at 31 December 2002. Smith & Nephew Group, Smith & Nephew and certain of its subsidiaries have entered into a new underwritten debt facility of $2.1 billion, inter alia, to refinance the existing net debt of both Smith & Nephew and Centerpulse, to finance the cash element of the Offers and to provide working capital headroom for the Combined Group.

2.	Details of the InCentive Offer

Under the terms of the InCentive Transaction Agreement, InCentive is obliged to dispose of its investments (other than Centerpulse Shares) so that on the Settlement Date its investments will comprise only Centerpulse Shares and cash. The terms of the InCentive Offer will be such that in respect of InCentive’s holding in Centerpulse they will precisely reflect the terms of the Centerpulse Offer.

The offer price for each InCentive Share is calculated by reference to the formula (a+b)/c where:

a	=	the total amount of New Ordinary Shares and amount of cash that would be payable under the Centerpulse Offer for the Centerpulse Shares held by InCentive (the “Centerpulse Holding”);
b	=

the adjusted net asset value (positive or negative) of InCentive (the “Adjusted NAV”) calculated as at the last day of the InCentive Offer period but excluding the Centerpulse Holding and attributing no value to any InCentive Shares held by InCentive or its subsidiaries (the “Treasury Shares”), as confirmed by InCentive’s auditors; and

c	=	the total number of InCentive Shares in issue on the last day of the InCentive Offer period less the number of Treasury Shares on that date.

As a result, the consideration for each InCentive Share will consist of (i) an element of New Ordinary Shares and cash which will mirror InCentive’s holding of Centerpulse Shares; plus or minus (ii) the cash attributable to the Adjusted NAV of InCentive excluding the Centerpulse Holding. If the Adjusted NAV is negative, then the cash element attributable to the Centerpulse Holding shall be reduced, pro rata, and if after such reduction there is still a negative balance, the number of New Ordinary Shares to be issued shall be reduced by a corresponding amount.

InCentive is not permitted to sell its shares in Centerpulse (or to assent them to any other offer) without Smith & Nephew Group’s consent, unless Smith & Nephew Group declares that the InCentive Offer has failed. Smith & Nephew Group can require InCentive to assent its shares in Centerpulse to the Centerpulse Offer in certain limited circumstances.

Under the InCentive Tender Agreement the Major InCentive Shareholders holding approximately 77 per cent. of InCentive’s issued share capital have irrevocably undertaken to accept the InCentive Offer. The Major InCentive Shareholders have no right to withdraw their acceptances of the InCentive Offer in the event of a third party offer for InCentive unless Smith & Nephew Group announces that the InCentive Offer has failed or a higher third party offer is also made for Centerpulse and that offer becomes unconditional as to acceptances. In that event the Major InCentive Shareholders may not withdraw their acceptances if Smith & Nephew Group declares the InCentive Offer unconditional. Further details of the InCentive Offer, the InCentive Transaction Agreement and the InCentive Tender Agreement are set out in Part VII of this document.

Each accepting InCentive Shareholder will also be entitled to a beneficial interest in one Common Access Share for each New Ordinary Share received by that accepting InCentive Shareholder. Each Common Access Share will be allotted and issued to the Trustee to be held on bare trust for the relevant accepting InCentive Shareholder. The Common Access Shares will enable Smith & Nephew Group Shareholders to elect to receive dividends from Smith & Nephew rather than from Smith & Nephew Group in respect of their New Ordinary Shares.

Smith & Nephew Group Shareholders with an address on the Register outside Switzerland (other than those who hold their New Ordinary Shares through a Swiss Clearing System) will be deemed to have made an election to receive dividends from Smith & Nephew and therefore they will not need to take any action in order to receive dividends from Smith & Nephew. Those Smith & Nephew Group shareholders with an address on the Register outside Switzerland who wish to receive dividends from Smith & Nephew Group rather than from Smith & Nephew, will need to give Smith & Nephew Group written notice thereof. A form pursuant to which shareholders can give such written notice to Smith & Nephew Group will be available from Smith & Nephew Group. Shareholders are advised to seek independent financial and taxation advice before deciding whether or not to give any such written notice to Smith & Nephew Group. Further details are set out in Part VIII of this document.

Smith & Nephew Group Shareholders with an address on the Register in Switzerland or who hold their New Ordinary Shares through a Swiss Clearing System will, in order to receive dividends from Smith & Nephew as opposed to dividends from Smith & Nephew Group, need to give Smith & Nephew Group written notice thereof. A form pursuant to which shareholders can give such written notice to Smith & Nephew Group will be available from Smith & Nephew Group. Shareholders are advised to seek independent financial and taxation advice before deciding whether or not to give any such written notice to Smith & Nephew Group. Further details are set out in Part VIII of this document.

3.	Collective mix and match facility

Accepting Centerpulse Shareholders under the Centerpulse Offer and accepting InCentive Shareholders under the InCentive Offer (the latter in respect of InCentive’s holding in Centerpulse) (together the “Accepting Shareholders”) may elect to take fewer New Ordinary Shares or more New Ordinary Shares than their basic entitlement under the relevant Offer, but elections under both Offers (taken together) to receive more New Ordinary Shares (together the “Excess Shares”) will only be satisfied to the extent that elections have been made under both Offers (taken together) by Accepting Shareholders to receive fewer New Ordinary Shares (together referred to as the “Available Shares”). The Available Shares and cash will be allocated to the applicants for Excess Shares in proportion to the number of Excess Shares or amount of cash (above the standard entitlement) applied for. If the total number of Available Shares exceeds the total number of Excess Shares applied for, the Available Shares shall be limited to an amount equal to the Excess Shares applied for and vice versa. Once the share allocations have been determined, the cash element of the consideration will be reduced or increased (as the case may be) for each Accepting Shareholder who has been allocated an increased or reduced number of New Ordinary Shares. All calculations will be made by reference to the number of acceptances and elections as of the last day of the additional acceptance period and, for the purposes of these calculations, the value per New Ordinary Share will be CHF 8.29, the same as the closing middle market price (381.25 pence) of a Smith & Nephew Ordinary Share on the date immediately prior to the pre-announcement of the Offers converted into Swiss francs at the prevailing exchange rate on that date. Accepting Shareholders can elect from the following mix and match alternatives: (a) basic entitlement, (b) as many New Ordinary Shares as possible and (c) as much cash as possible. Accepting Shareholders can submit their mix and match election until the end of the additional acceptance period which is expected to be on or about 11 July 2003. Accepting Shareholders not having submitted a mix and match election are deemed to have elected their basic entitlement of New Ordinary Shares and cash.

4.	Fractional entitlements under the Offers

No fractions of New Ordinary Shares will arise under the Scheme. Pursuant to the Offers fractions of New Ordinary Shares will not be allotted or issued to Accepting Shareholders but will be aggregated and sold in the market and the net proceeds of sales distributed on a pro rata basis to such of the Accepting Shareholders entitled to them.

5.	The Scheme

Smith & Nephew is to be acquired by Smith & Nephew Group pursuant to a scheme of arrangement of Smith & Nephew under section 425 of the Companies Act, as a result of which Smith & Nephew Group will become the new holding company of the Combined Group. Pursuant to the Scheme, all existing Smith & Nephew Ordinary Shares will be cancelled and replaced with the same number of New Ordinary Shares. Provision will be made in the Access Trust (details of which are set out in Part VIII of this document) for Smith & Nephew Group Shareholders to receive dividends paid from either Switzerland or the UK. As a result of the Scheme, Smith & Nephew Group Shareholders will hold New Ordinary Shares with a nominal value of 12.5 pence each instead of the Smith & Nephew Ordinary Shares which have a nominal value of 12 2/9 pence each. This change in nominal value does not adversely affect Smith & Nephew Ordinary Shareholders and will simplify the capital structure of Smith & Nephew Group going forward. As a result of the Scheme, Smith & Nephew Ordinary Shareholders will receive the same number of New Ordinary Shares as they currently hold, which, together with the rights attaching to the Common Access Shares but subject as described in paragraph 3.6(g) of Part X of this document, will confer on Smith & Nephew Ordinary Shareholders equivalent economic and voting rights. Holders of Smith & Nephew ADSs will continue to hold the same number of ADSs which, as a result of the Scheme, but subject to the rights attaching to the Common Access Shares and subject as described in paragraph 3.6(g) of Part X of this document, will enjoy equivalent economic rights in Smith & Nephew Group. The other rights attaching to the New Ordinary Shares are substantially the same as those attaching to the existing Smith & Nephew Ordinary Shares save for minor modifications which have been made to the Smith & Nephew Group articles of association to reflect current practice and the fact that Smith & Nephew Group is resident in Switzerland. Similarly, the other rights attaching to the Smith & Nephew Group ADSs are the same as those attaching to the existing Smith & Nephew ADSs. A summary of the principal terms of the Smith & Nephew Group articles of association is set out in paragraph 5 of Part X of this document.

The Scheme itself will have no immediate impact on the management of the Current Group as all of the existing Smith & Nephew Directors, save for Sir Timothy Lankester, have been appointed to the Smith & Nephew Group Board. In addition, Dr. Max Link and René Braginsky will join the Smith & Nephew Group Board on the Settlement Date. Pierre-André Chapatte and Antoine Vidts will retire from the Smith & Nephew Group Board on the Scheme Effective Date.

The Scheme will not be implemented if the conditions to the Centerpulse Offer are not satisfied or (where permissible) waived. The conditions to the Centerpulse Offer are set out in paragraph 5.2 of Part VII of this document. The Offers are themselves conditional upon the Scheme having become effective and the conditions to the Scheme becoming effective are set out in paragraph 6 of Part VII of this document.

To be implemented, the Scheme requires the approval (as summarised below) of Smith & Nephew Ordinary Shareholders. For this purpose an extraordinary general meeting of Smith & Nephew Ordinary Shareholders and a Court convened meeting of Smith & Nephew Ordinary Shareholders have been convened for 10.10 a.m. and 10.20 a.m., respectively, on 19 May 2003 to be held at the offices of Ashurst Morris Crisp, Broadwalk House, 5 Appold Street, London EC2A 2HA. Smith & Nephew Ordinary Shareholders should refer to the accompanying Scheme Document for further details of the Scheme and the action to be taken by them.

6.	Recommendations

The Transaction has the unanimous support and recommendation of the Smith & Nephew Group Board, the Smith & Nephew Board, and the boards of both Centerpulse and InCentive.

The Smith & Nephew Directors, who have been so advised by Lazard, consider the Transaction to be in the best interests of Smith & Nephew and its shareholders as a whole. In giving its advice, Lazard has taken into account the Smith & Nephew Directors’ commercial assessment of the Transaction. The Smith & Nephew Board also considers the resolutions to be proposed at the Extraordinary General Meeting and the Court Meeting to be in the best interests of Smith & Nephew and its shareholders as a whole. Accordingly, the Smith & Nephew Directors have unanimously recommended that Smith & Nephew Ordinary Shareholders vote in favour of the resolutions to be proposed at the Extraordinary General Meeting and the Court Meeting as they intend to do in respect of their own beneficial holdings of, in aggregate, 295,618 Smith & Nephew Ordinary Shares and 21,331 Smith & Nephew ADSs, representing approximately 0.055 per cent. of the current issued ordinary share capital of Smith & Nephew.

The Centerpulse Directors consider the terms of the Centerpulse Offer to be fair and reasonable. The Centerpulse Directors unanimously recommended in the Centerpulse Offer Document that Centerpulse Shareholders should accept the Centerpulse Offer.

The InCentive Directors consider the terms of the InCentive Offer to be fair and reasonable as it is equal to the Centerpulse Offer. The InCentive Directors unanimously recommended in the InCentive Offer Document that InCentive Shareholders accept the InCentive Offer. The Major InCentive Shareholders (which together hold 77 per cent. of all issued InCentive Shares) have irrevocably undertaken to accept the InCentive Offer.

7.	Conditions

The Transaction can only become effective if all of (i) the conditions to the Scheme, including Smith & Nephew Ordinary Shareholder approvals referred to below and the sanction of the Court in respect of the Scheme, and (ii) the conditions to the Centerpulse Offer, have been satisfied or waived (where capable of waiver). The Scheme will become effective upon the delivery to the Registrar of Companies in England and Wales of a copy of the court order pursuant to the Scheme and registration of such court order which is expected to occur on 24 June 2003.

The conditions which need to be satisfied or waived for the Scheme and the Offers to be implemented, and which are set out in full in paragraph 5 of Part VII of this document, include:

•	a separate approval of the Scheme, at the Court Meeting, by a majority in number representing three fourths in value of those Smith & Nephew Ordinary Shareholders present and voting, either in person or by proxy, at the meeting;

•	the passing of the requisite resolutions to implement the Transaction by Smith & Nephew Ordinary Shareholders at the Extraordinary General Meeting;

•	the sanction (with or without modification) of the Scheme by the Court;

•	the number of Centerpulse Shares validly tendered for acceptance of the Offers representing at least 75 per cent. of the issued Centerpulse Shares or such lesser percentage as Smith & Nephew Group may decide; and

•	Admission and the Smith & Nephew Group ADSs to be issued in connection with the Scheme being authorised for listing on the NYSE (subject to official notice of issuance).

8.	Employees

Existing employment rights, including pension rights, of employees of both the Current Group and the Centerpulse Group will be fully safeguarded.

9.	Smith & Nephew Employee Share Schemes

On the date the Court sanctions the Scheme all options granted under the Smith & Nephew 1985 Share Option Scheme and the Smith & Nephew 1990 International Executive Share Option Scheme will, if not already exercisable, become exercisable in full. Options outstanding under all other Smith & Nephew Share Schemes will then become exercisable (if or insofar as they are not already), if at all, in respect of a proportion only of the Smith & Nephew Ordinary Shares (or Smith & Nephew ADSs) in respect of which such options are outstanding. Subject to the rules of each of the relevant Smith & Nephew Share Schemes, and to obtaining all necessary consents and approvals of overseas tax and other relevant authorities (and, in the case of the Inland Revenue approved schemes, the approval of the board of the Inland Revenue), Smith & Nephew and Smith & Nephew Group will be making proposals to offer optionholders the opportunity to exchange (or “roll-over”) their existing rights to acquire Smith & Nephew Ordinary Shares (or Smith & Nephew ADSs) for equivalent options and rights to acquire New Ordinary Shares (or Smith & Nephew Group ADSs). These proposals will be made to optionholders by way of separate letters. Further details are set out in section 15 of Part II of the Scheme Document.

In relation to options proposed to be granted before 1 June 2003 under the Smith & Nephew 2001 UK Unapproved Plan, the remuneration committee of the Smith & Nephew Board has exercised its power to amend the rules of that plan so as to provide that, if the holders of such options are offered the opportunity to “roll-over” their options as described above, such options may not be exercised early and, if not rolled over, will lapse at the end of the period within which such offer may be accepted.

The Smith & Nephew Long Term Share Incentive Plan (“the LTIP”) will be amended by the plan trustee (acting on the recommendation of the Committee) so as to provide that outstanding awards under the LTIP will not, if the Court sanctions the Scheme (and as presently provided by the rules of the LTIP), become automatically vested in respect of any proportion of the award shares, but that if and insofar as an outstanding award becomes vested in respect of any number of Smith & Nephew Ordinary Shares in consequence of the relevant performance target being met, participants will then become entitled to such number of New Ordinary Shares. After the Scheme has become effective, the target levels of corporate performance set in relation to outstanding awards under the LTIP will remain the same but, in relation to any period thereafter, will relate to future performance of Smith & Nephew Group rather than of Smith & Nephew. Further details regarding the rights of participants under the LTIP are set out in section 15 of Part II of the Scheme Document.

Details of the rights of exercise, if any, under the Centerpulse Share Option Schemes are dealt with under individual option agreements. Irrespective of these rights, (if any), an offer to exchange these options will be made in accordance with the Centerpulse Transaction Agreement. The Centerpulse Transaction Agreement provides that the holders of Centerpulse’s outstanding stock options will receive stock options relating to New Ordinary Shares, at an exchange ratio of 34:1, vesting 30 days after completion of the Centerpulse Offer, with an exercise period of 18 months. The strike price of the new options will be calculated by dividing the existing strike price of the option by 34 and converting this into sterling at the prevailing exchange rate on the Settlement Date.

Conditional upon the Scheme becoming effective, Smith & Nephew Group intends to adopt the Smith & Nephew Group Share Schemes, save for the Smith & Nephew Group 2003 US Share Plan and the Smith & Nephew Group 2003 US Employee Stock Purchase Plan previously adopted by Smith & Nephew which Smith & Nephew Group will assume. Smith & Nephew Group will also establish a new employee share trust for the benefit of employees and directors of Smith & Nephew Group and its subsidiaries. Each of these plans and the trust contain terms which are broadly similar to the terms of the corresponding Smith & Nephew Share Scheme or Smith & Nephew employee share trust. Smith & Nephew Group will obtain approval from the board of the Inland Revenue under Schedules 3 and 4 of the Income Tax (Earnings and Pensions) Act 2003 for the Smith & Nephew Group 2003 UK Approved Plan and the 2003 UK Sharesave Plan prior to the grant of options under those plans. Further details of such new employee share schemes are set out in paragraph 6 of Part X of this document.

It is also proposed to amend the Smith & Nephew articles of association to ensure that any Smith & Nephew Ordinary Shares issued on or after the date of adoption of the amendments to the Smith & Nephew articles of association but at or prior to 5.30 p.m. on the last business day prior to the date of the Court Hearing are issued subject to the terms of the Scheme. The amendment to the Smith & Nephew articles of association will provide that any Smith & Nephew Ordinary Shares issued after the Scheme Effective Date, for example upon exercise of options under the Smith & Nephew Share Schemes, will be transferred to Smith & Nephew Group in consideration of the issue or transfer to such holder by Smith & Nephew Group of the relevant New Ordinary Shares on a one for one basis.

10.	Smith & Nephew US shareholders and holders of Smith & Nephew ADSs

The New Ordinary Shares and Smith & Nephew Group ADSs to be issued to Smith & Nephew Group Shareholders and holders of Smith & Nephew ADSs pursuant to the Scheme will not be registered under the US

Securities Act, in reliance upon the exemption from the registration requirements thereof provided by Section 3(a)(10) thereof. For the purpose of qualifying for such exemption, Smith & Nephew Group and Smith & Nephew will advise the Court that its sanctioning of the Scheme will be relied upon by Smith & Nephew Group and Smith & Nephew as an approval of the Scheme following a hearing on its fairness to Smith & Nephew Ordinary Shareholders at which hearing all such holders are entitled to attend in person or through counsel to support or oppose the sanctioning of the Scheme and with respect to which notification has been given to all such shareholders.

US Smith & Nephew Ordinary Shareholders and US holders of Smith & Nephew ADSs should refer to paragraph 8.3 of Part X of this document for important additional information, including certain tax consequences of the Scheme.

11.	Listing, settlement and dealings

Smith & Nephew Group

The New Ordinary Shares to be issued pursuant to the Transaction will be issued credited as fully paid and free from all liens, equities, charges, encumbrances and other interests and will rank in full for all dividends and distributions on the ordinary share capital of Smith & Nephew Group declared, made or paid after the Scheme Effective Date.

UK listing[6.B.1]

Applications have been made to the UK Listing Authority for the New Ordinary Shares to be admitted to the Official List and to the London Stock Exchange for admission to trading on its market for listed securities.[6.B.13] It is expected that listing will become effective and that dealings, for normal settlement, will commence on the Scheme Effective Date. The listing on the London Stock Exchange will be the primary listing.

Where a Smith & Nephew Ordinary Shareholder holds his Smith & Nephew Ordinary Shares in certificated form, the New Ordinary Shares to which such Smith & Nephew Ordinary Shareholder is entitled will be issued in certificated form. Temporary documents of title will not be issued in respect of New Ordinary Shares issued in certificated form. Pending the despatch by post of definitive certificates for such New Ordinary Shares, transfers will be certified against the Register. Definitive share certificates are expected to be despatched to shareholders by 9 July 2003.

Where a Smith & Nephew Ordinary Shareholder holds his Smith & Nephew Ordinary Shares in uncertificated form, the New Ordinary Shares to which such Smith & Nephew Ordinary Shareholder is entitled will be issued to such person in uncertificated form through CREST. Smith & Nephew Group will procure that CRESTCo is instructed to credit the appropriate stock account in CREST of such Smith & Nephew Ordinary Shareholder with such person’s entitlement to New Ordinary Shares at the commencement of dealings in the New Ordinary Shares. As from the Scheme Effective Date each holding of Smith & Nephew Ordinary Shares credited to any stock account in CREST will be disabled. All Smith & Nephew Ordinary Shares will be removed from CREST in due course. Smith & Nephew Group will have the right to issue New Ordinary Shares in the manner referred to above for certificated shares if, for any reason, it wishes to do so.

NYSE listing[6.B.13]

It is expected that the Smith & Nephew Group ADSs will be authorised for listing (subject to official notice of issuance) prior to the Scheme Effective Date and that trading of Smith & Nephew Group ADSs on the NYSE will commence on the Scheme Effective Date.

Swiss listing

Smith & Nephew Group intends to obtain a secondary listing of the New Ordinary Shares on SWX Swiss Exchange upon or as soon as reasonably practicable after the Settlement Date.

General

Save as set out above, New Ordinary Shares will not be listed on any other stock exchange.[6.B.13]

All documents and remittances sent by, to or from Smith & Nephew Ordinary Shareholders, Centerpulse Shareholders, InCentive Shareholders or their respective appointed agents will be sent at their own risk.

All mandates, instructions and other instruments in force relating to holdings of Smith & Nephew Ordinary Shares, Centerpulse Shares or InCentive Shares will, unless and until amended or revoked, continue in force and be deemed as from the Scheme Effective Date (in the case of Smith & Nephew Ordinary Shareholders) or the Settlement Date (in the case of Centerpulse Shareholders or InCentive Shareholders) to relate to payments and notices by Smith & Nephew Group in respect of the New Ordinary Shares.

Smith & Nephew

On the Scheme Effective Date, the Smith & Nephew Ordinary Shares and the Smith & Nephew ADSs will be delisted from the Official List. The last day of dealings in Smith & Nephew Ordinary Shares on the London Stock Exchange will be the business day prior to the Scheme Effective Date.

Centerpulse and InCentive

The Smith & Nephew Group Board reserves the right at its own discretion to apply for the delisting of the Centerpulse Shares once the Centerpulse Offer has been completed and the delisting of the InCentive Shares once the InCentive Offer has been completed.

If Smith & Nephew Group holds more than 98 per cent. of the votes attaching to Centerpulse Shares after the Centerpulse Offer or to InCentive Shares after the InCentive Offer, Smith & Nephew Group will request the cancellation of the remaining share certificates of either or both of the Centerpulse Shares and the InCentive Shares in accordance with Article 33 of the Swiss Federal Act on Stock Exchanges and Securities Trading.

PART III

FINANCIAL INFORMATION RELATING TO SMITH & NEPHEW

1.	The financial information contained in this[3.03b] Part III does not constitute Smith & Nephew’s statutory accounts within the meaning of section 240 of the Companies Act. The information for the three years ended 31 December 2002 is extracted without[3.03c] material adjustment from the published audited consolidated financial statements of Smith & Nephew for the years ended 31 December 2001 and 2002.[3.03d] The 31 December 2000 information has been extracted from the comparative information contained within the 2001 financial statements. The comparative 2000 information [6.E.1]within the 2001 audited accounts of Smith & Nephew is based on the 31 December 2000 financial statements, [6.E.2]restated for FRS 19 and to reflect the final outcome of the joint venture agreement whereby Smith & Nephew retained distribution of BSN Medical products in certain countries. In addition the presentation of the 31 December 2001 and 2000 information provided in this document reflects the changes to the segmental analysis introduced in the 2002 financial statements together with the consequences of discontinuing certain operations in 2002.

Smith & Nephew’s auditors, Ernst & Young LLP, made reports under section 235 of the Companies Act on the financial statements for each of the three financial years ended 31 December 2002, 31 December 2001 and 31 December 2000 (each of which[[3.03e]] received an unqualified audit opinion and did not contain a statement under section 237(2) or (3) of the Companies Act) and the financial statements have been delivered to the Registrar of Companies in England and Wales.[6.A.5]

2.	Smith & Nephew consolidated profit and loss account

	Years ended 31 December[3.03a]
	2002		2001		2000

	(£ million, except for ordinary share amounts)
Turnover – (Notes 1, 2)
Ongoing operations	1,083.7		943.0		772.9
Operations contributed to the joint venture	—		35.3		138.6

Continuing operations	1,083.7		978.3		911.5
Discontinued operations	26.2		103.4		223.2

Group turnover	1,109.9		1,081.7		1,134.7
Share of joint venture	155.0		123.6		—

	1,264.9		1,205.3		1,134.7

Operating profit – (Notes 1, 2)
Ongoing operations:
Before goodwill amortisation and exceptional items	196.0		170.8		140.7
Goodwill amortisation*	(17.5)		(10.4)		(6.9)
Exceptional items* – (Note 3)	(29.9)		(19.3)		(3.8)

	148.6		141.1		130.0
Operations contributed to the joint venture:
Before exceptional items	—		3.6		16.2
Exceptional items* – (Note 3)	—		(1.8)		(8.6)

Continuing operations	148.6		142.9		137.6

Discontinued operations
Before exceptional items	2.1		11.1		29.0
Exceptional items* – (Note 3)	—		—		(3.9)

	150.7		154.0		162.7

Share of operating profit of the joint venture:
Before exceptional items	19.6		12.8		—
Exceptional items* – (Note 3)	(2.6)		(5.0)		—

	167.7		161.8		162.7
Share of operating profit of associated undertaking	4.9		—		—

	172.6		161.8		162.7
Discontinued operations – net profit on disposals* – (Note 3)	18.0		49.2		109.5

Profit on ordinary activities before interest	190.6		211.0		272.2
Interest payable – (Note 4)	(12.7)		(17.4)		(7.0)

Profit on ordinary activities before taxation	177.9		193.6		265.2
Taxation – (Note 7)	(65.8)		(64.0)		(57.7)

Attributable profit for the year	112.1		129.6		207.5
Ordinary dividends – (Note 8)	(44.6)		(42.9)		(41.3)
Special dividend – (Note 8)	—		—		(415.6)

Retained profit/(deficit) for the year – (Note 24)	67.5		86.7		(249.4)

Basic earnings per ordinary share – (Note 10)	12.11	p	14.07	p	20.07	p
Diluted earnings per ordinary share – (Note 10)	12.02	p	13.95	p	19.95	p
*Results before goodwill amortisation and exceptional items
Profit before taxation – (Note 9)	209.9		180.9		178.9
Adjusted basic earnings per ordinary share – (Note 10)	16.02	p	13.96	p	12.19	p
Adjusted diluted basic earnings per ordinary share – (Note 10)	15.89	p	13.84	p	12.12	p

16

3.	Smith & Nephew consolidated balance sheet

	at 31 December

	2002	2001	2000
	(£ million)
Fixed assets
Intangible assets – (Note 11)	317.2	187.8	153.8
Tangible assets – (Note 12)	255.8	245.0	251.1
Investments – (Note 13)	8.2	25.7	24.0
Investment in joint venture – (Note 14)	115.0	114.0	—

Goodwill	70.3	70.6	—

Share of gross assets	106.2	109.0	—

Share of gross liabilities	(61.5)	(65.6)	—

Investment in associated undertaking – (Note 15)	8.5	—	—

Total fixed assets	704.7	572.5	428.9

Current assets
Stocks – (Note 16)	229.5	232.2	228.2
Debtors – (Note 17)	280.7	266.8	282.0
Cash and bank – (Note 18)	22.5	26.4	23.6

	532.7	525.4	533.8

Creditors: amounts falling due within one year
Borrowings – (Note 18)	151.9	94.0	68.8
Other creditors – (Note 20)	309.6	334.5	335.2

	461.5	428.5	404.0

Net current assets	71.2	96.9	129.8
Total assets less current liabilities	775.9	669.4	558.7
Creditors: amounts falling due after more than one year
Borrowings – (Note 18)	164.2	161.2	165.1
Other creditors – (Note 20)	6.3	8.3	22.1
Provisions for liabilities and charges – (Note 21)	88.1	95.3	103.5

	258.6	264.8	290.7

	517.3	404.6	268.0

Capital and reserves
Equity shareholders’ funds:
Called up equity share capital – (Note 22)	113.5	113.1	112.4
Share premium account – (Note 24)	143.8	135.8	125.4
Profit and loss account – (Note 24)	259.7	155.4	29.9

	517.0	404.3	267.7
Non-equity shareholders’ funds:
Called up non-equity share capital – (Note 22)	0.3	0.3	0.3

	517.3	404.6	268.0

4.	Smith & Nephew consolidated [6.E.10]cash flow statement

	Years ended 31 December

	2002	2001	2000
	(£ million)
Net cash inflow from operating activities(1) – (Note 25)	209.3	191.9	204.0

Dividends received from joint venture	3.9	—	—

Interest received	6.6	2.5	4.4
Interest paid	(16.8)	(19.0)	(11.4)

Net cash outflow from returns on investments and servicing of finance	(10.2)	(16.5)	(7.0)
Taxation paid	(52.3)	(76.2)	(46.5)

	150.7	99.2	150.5
Capital expenditure and financial investment
Capital expenditure	(85.2)	(74.7)	(63.9)
Disposal of fixed assets	1.1	4.1	6.1
Trade investments	(1.3)	(2.4)	(6.0)
Own shares (purchased)/vested	(0.7)	0.4	(2.9)

	(86.1)	(72.6)	(66.7)

Acquisitions and disposals:
Acquisitions	(245.4)	(69.3)	(51.1)
Cash acquired on acquisition of Oratec	39.1	—	—
Disposals	71.8	61.7	209.8
Debt repaid by the joint venture	5.7	24.6	—
Joint venture formation costs	—	(12.0)	—

	(128.8)	5.0	158.7

Equity dividends paid	(43.5)	(42.0)	(475.9)

Cash outflow before use of liquid resources and financing	(107.7)	(10.4)	(233.4)
Management of liquid resources – (Note 25)	—	—	72.3

Financing
Issue of ordinary share capital	6.1	9.0	7.7
Net increase in borrowings due within one year – (Note 25)	70.6	30.2	14.5
Increase/(decrease) in borrowings due after one year – (Note 25)	18.1	(7.4)	146.1
Settlement of currency swaps – (Note 25)	—	(14.0)	(9.6)

Net cash inflow from financing	94.8	17.8	158.7

(Decrease)/increase in cash – (Note 25)	(12.9)	7.4	(2.4)

(1)	After £19.3 million of outgoings on rationalisation, acquisition integration and divestment costs (2001 – £23.5 million, 2000 – £23.1 million).

5.	Smith & Nephew statement of total recognised gains and losses

	Years ended 31 December

	2002	2001	2000
	(£ million)

Profit for the financial year	112.1	129.6	205.2
Prior year adjustment	—	—	2.3

	112.1	129.6	207.5
Unrealised gain on formation of joint venture	—	31.8	—
Translation differences on foreign currency net investments	9.1	(8.8)	(12.9)

Total recognised gains and losses relating to the year	121.2	152.6	194.6

Included in the group profit for the financial year is £10.3 million (2001 – £4.4 million, 2000 – nil) profit relating to the joint venture and £3.0 million (2001 – nil, 2000 – nil) profit relating to the associated undertaking.

6.	Smith & Nephew reconciliation of movements in shareholders’ funds

	Years ended 31 December

	2002	2001	2000
	(£ million)

Profit for the financial year	112.1	129.6	205.2
Prior year adjustment	—	—	2.3

	112.1	129.6	207.5
Dividends	(44.6)	(42.9)	(456.9)

Retained profit/(deficit) for the year	67.5	86.7	(249.4)
Translation differences on foreign currency net investments	9.1	(8.8)	(12.9)
Goodwill on disposals	30.0	—	31.8
Goodwill on operations contributed to the joint venture	—	17.9	—
Unrealised gain on formation of joint venture	—	31.8	—
Movements relating to the QUEST – (Note 23)	(2.3)	(2.1)	—
Issue of shares	8.4	11.1	7.7

Net addition/(reduction) to shareholders’ funds	112.7	136.6	(222.8)

Opening shareholders’ funds	404.6	268.0	490.8

Closing shareholders’ funds	517.3	404.6	268.0

7.	Accounting policies

The financial statements have been prepared under the historical cost convention in accordance with other applicable accounting standards and include the disclosures required by Financial Reporting Standard 17 (FRS 17).

a)	Consolidation

The consolidated accounts include the accounts of Smith & Nephew and of all its subsidiaries and associated undertakings during the year ended 31 December 2002 for the periods during which they were members of the group.

Entities in which the group holds an interest on a long-term basis and are controlled by the group and one other under a contractual agreement are joint ventures. Joint ventures are included in the consolidated accounts under the gross equity method.

Entities in which the group has a beneficial interest of 50 per cent. or less in the equity capital and where the group exercises significant influence over commercial and financial policy decisions are associated undertakings. Associates are included in the consolidated accounts under the net equity method.

19

Joint arrangements are those where the group participates with a third party in an arrangement to carry on the group’s trade or business. Joint arrangements are included in the consolidated accounts in proportion to the group’s interest in their assets, liabilities and cash flows.

b)	Turnover

Turnover comprises sales of products and services to third parties at amounts invoiced net of trade discounts and rebates, excluding turnover taxes.

c)	Foreign currencies

Balance sheet items of overseas companies and foreign currency borrowings are translated into sterling at the year end rates of exchange. Profit and loss items and the cash flows of overseas subsidiaries and associated undertakings are translated at the average rates for the year.

Forward currency contracts in respect of contracted and anticipated amounts payable on purchase transactions are accounted for as hedges with the hedge transaction recorded at the rate implicit in the contract. Changes in the fair value of these forward contracts are recognised in the profit and loss account on the ultimate sale of the item purchased.

The following are recorded as movements in reserves: exchange differences on the translation at closing rates of exchange of overseas opening net assets, including acquisition goodwill; the difference on translation of foreign currency borrowings or swaps that are used to finance or hedge group equity investments; and the differences arising between the translation of profits at average and closing rates of exchange. All other exchange differences are dealt with in arriving at profit before taxation.

d)	Intangible fixed assets

Goodwill, representing the excess of purchase consideration over fair value of net assets acquired, prior to 31 December 1997, was set-off against reserves in the year of acquisition. Goodwill acquired since 1 January 1998 is capitalised and amortised on a straight line basis over its estimated useful economic life, up to a presumed maximum of 20 years, except for goodwill arising on the formation of the BSN Medical joint venture and acquisition of the group’s share of the AbilityOne associated undertaking, which is not amortised but is subject to an annual impairment review. This treatment, which is a departure from the requirement of the Companies Act to amortise goodwill, is adopted in order to show a true and fair view (See Note 14 and Note 15). Goodwill previously written off to reserves is included in the calculation of profits and losses on disposals.

The carrying value of goodwill and acquired intangibles is reviewed for impairment at the end of the first full financial year following acquisition and in other periods if significant events or changes in circumstances indicate the carrying value may be impaired.

Purchased patents, know-how, trade marks, licences and distribution rights are capitalised as intangibles and amortised over a period not exceeding 20 years.

The carrying values of intangibles are reviewed for impairment when events or changes in circumstances indicate the carrying value may be impaired.

e)	Research and development

Revenue expenditure on research and development is written off as incurred.

f)	Tangible fixed assets

Tangible fixed assets are stated at cost and, except for freehold land, are depreciated as wasting assets. Freehold and long leasehold buildings are depreciated on a straight-line basis at between 1 per cent. and 5 per cent. per annum. Short leasehold land and buildings (leases of under 50 years) are depreciated by equal annual instalments over the term of the lease. Plant and equipment are depreciated over lives ranging between 3 and 20 years by equal annual instalments to write down the assets to their estimated disposal value at the end of their working lives.

g)	Leasing commitments

Assets held under finance leases are capitalised as tangible fixed assets and depreciated accordingly. The capital element of future lease payments is included in borrowings and interest is charged to profit before taxation on a reducing balance basis over the term of the lease.

Rentals payable under operating leases are charged to the profit and loss account as incurred.

h)	Investments

Trade investments are stated at cost less provision for any permanent diminution in value.

i)	Stocks

Finished goods and work-in-progress are valued at factory cost, including appropriate overheads on a first-in first-out basis. Raw materials are valued at purchase price and all stocks are reduced to net realisable value where lower.

j)	Deferred taxation

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more, or a right to pay less or to receive more tax.

No provision is made for deferred tax that would arise on the remittance of the retained earnings of overseas subsidiaries, associates and joint ventures except to the extent that, at the balance sheet date, dividends have been accrued as receivable.

Deferred tax assets are recognised only to the extent that the directors consider that it is likely that taxable profits will be available against which future reversals of the underlying timing differences can be made.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences are expected to reverse. These are based on tax rates and laws substantively enacted at the balance sheet date.

k)	Financial instruments

Currency swaps to match foreign currency net assets with foreign currency liabilities are translated into sterling at the year end exchange rates. Changes in the principal values of currency swaps are matched in reserves against changes in the values of the related assets. Interest rate swaps to protect interest costs and income are accounted for as hedges. Changes in the values of interest rate swaps are recognised against interest in the period relating to the hedge.

l)	Post-retirement benefits

The group’s major pension plans are of the defined benefit type. For these plans, costs are charged to operating profit so as to spread the expense of providing future pensions to employees over their working lives with the group. For defined contribution plans contributions are charged to operating profit as they become payable. Where the group provides healthcare benefits after retirement the expected cost of these is charged to operating profit over the employees’ working lives with the group.

8.	Notes to the financial information

Note	1. Segmental analysis

	Years ended 31 December
	2002	2001	2000
	(£ million)
Group turnover by activity
Orthopaedics	470.2	404.6	335.0
Endoscopy	291.8	252.8	216.4
Advanced Wound Management	321.7	285.6	221.5

Ongoing operations	1,083.7	943.0	772.9
Operations contributed to the joint venture	—	35.3	138.6

Continuing operations	1,083.7	978.3	911.5
Discontinued operations	26.2	103.4	223.2

	1,109.9	1,081.7	1,134.7

8.	Notes to the financial information – (continued)

Following completion of the group’s restructuring the group’s segmental analysis is now based on its three core businesses and comparatives have been restated accordingly.

On 1 April 2001, the group’s casting and bandaging and traditional woundcare businesses were contributed to a joint venture with Beiersdorf AG called BSN Medical in return for a 50 per cent. equity interest. The results of these businesses prior to contribution represent operations contributed to the joint venture.

Discontinued operations comprise the results of the rehabilitation business and in 2001 also include the first half year results of the ear, nose and throat business. In 2000, discontinued operations comprise the results of the ear, nose and throat and rehabilitation businesses and six months of trading relating to the consumer business.

	Years ended 31 December
	2002	2001	2000
	(£ million)
Group turnover by geographic origin[6.D.3]
United Kingdom	179.6	162.9	148.9
Continental Europe	250.7	199.6	159.7
America	730.7	673.1	541.7
Africa, Asia and Australasia	144.3	133.5	125.3

	1,305.3	1,169.1	975.6
Operations contributed to the joint venture	—	35.3	138.6

Continuing operations	1,305.3	1,204.4	1,114.2
Discontinued operations	26.2	103.4	223.2

	1,331.5	1,307.8	1,337.4
Less intragroup sales	(221.6)	(226.1)	(202.7)

	1,109.9	1,081.7	1,134.7

	Years ended 31 December
	2002	2001	2000
	(£ million)
Operating profit by activity
Orthopaedics	98.2	87.9	69.1
Endoscopy	53.8	46.8	38.2
Advanced Wound Management	44.0	36.1	33.4
Amortisation of goodwill	(17.5)	(10.4)	(6.9)
Exceptional items	(29.9)	(19.3)	(3.8)

Ongoing operations	148.6	141.1	130.0
Operations contributed to the joint venture	—	3.6	16.2
Exceptional items	—	(1.8)	(8.6)

Continuing operations	148.6	142.9	137.6
Discontinued operations	2.1	11.1	29.0
Exceptional items	—	—	(3.9)

	150.7	154.0	162.7

Items between group operating profit of £150.7 million (2001 – £154.0 million, 2000 – £162.7 million) and profit on ordinary activities before taxation of £177.9 million (2001 – £193.6 million, 2000 – £265.2 million) comprise share of operating profit of the joint venture £17.0 million (2001 – £7.8 million, 2000 – nil) share of operating profit of the associated undertaking of £4.9 million (2001 – nil, 2000 – nil), net profit on disposals of businesses of £18.0 million (2001 – £49.2 million, 2000 – £109.5 million) and net interest payable of £12.7 million (2001 – £17.4 million, 2000 – £7.0 million) which are not allocated segmentally.

Exceptional costs of £29.9 million have been charged in 2002 (2001 – £21.1 million, 2000 – £16.3 million) as follows: ongoing operations £29.9 million (2001 – £19.3 million, 2000 – £3.8 million) and operations contributed to the joint venture nil (2001 – £1.8 million, 2000 – £8.6 million) and discontinued operations nil (2001 – nil, 2000 – 3.9 million). Exceptional costs within ongoing operations can be allocated as follows: Orthopaedics

8.	Notes to the financial information – (continued)

£0.8 million (2001 – £0.6 million, 2000 – £0.3 million), Endoscopy £7.6 million (2001 – £0.3 million, 2000 –£1.3 million) and Advanced Wound Management £21.5 million ( 2001 – £18.4 million, 2000 – £2.2 million).

Amortisation of goodwill of £17.5 million (2001 – £10.4 million, 2000 – £6.9 million) within ongoing operations arises as follows: Orthopaedics £4.7 million (2001 – £4.1 million, 2000 – £3.2 million), Endoscopy £7.1 million (2001 – £1.0 million, 2000 – nil) and Advanced Wound Management £5.7 million (2001 – £5.3 million, 2000 – £3.7 million).

	Years ended December 31
	2002	2001	2000
	(£ million)
Operating profit by geographic origin
United Kingdom	21.7	19.6	24.4
Continental Europe	21.1	18.0	12.5
America	129.1	114.2	85.5
Africa, Asia and Australasia	24.1	19.0	18.3
Amortisation of goodwill	(17.5)	(10.4)	(6.9)
Exceptional items	(29.9)	(19.3)	(3.8)

Ongoing operations	148.6	141.1	130.0
Operations contributed to the joint venture	—	3.6	16.2
Exceptional items	—	(1.8)	(8.6)

Continuing operations	148.6	142.9	137.6
Discontinued operations	2.1	11.1	29.0
Exceptional items	—	—	(3.9)

	150.7	154.0	162.7

Ongoing operations exceptional costs of £1.5 million were incurred in the United Kingdom, £2.4 million in Continental Europe, £25.9 million in America and £0.1 million in Africa, Asia and Australasia in 2002 (2001 – £19.3 million: United Kingdom £11.7 million, Continental Europe £5.1 million, America £1.5 million and Africa, Asia and Australasia £1.0 million, 2000 – £3.8 million: United Kingdom £0.4 million, Continental Europe £0.9 million, America £2.9 million, and Africa, Asia and Australasia gain of £0.4 million). Nil was charged to operations contributed to the joint venture in 2002 (2001 – £1.8 million, 2000 – £8.6 million). Nil was charged to discontinued operations in 2002 (2001 – nil, 2000 – £3.9 million).

Amortisation of goodwill of £17.5 million (2001 – £10.4 million, 2000 – £6.9 million) within ongoing operations arises as follows: £1.2 million (2001 – £0.9 million, 2000 – nil) in the United Kingdom, £2.1 million (2001 – £2.1 million, 2000 – £2.0 million) in Continental Europe, £13.7 million (2001 – £6.9 million, 2000 – £4.5 million) in America and £0.5 million (2001 – £0.5 million, 2000 – £0.4 million) in Africa, Asia and Australasia.

8.	Notes to the financial information – (continued)

	Years ended 31 December
	2002	2001	2000
	(£ million)
Operating assets by activity
Orthopaedics	309.8	304.6	254.2
Endoscopy	275.1	130.8	132.6
Advanced Wound Management	222.6	223.1	163.8

Ongoing operations	807.5	658.5	550.6
Operations contributed to the joint venture	—	—	67.7

Continuing operations	807.5	658.5	618.3
Discontinued operations	—	22.0	47.6

	807.5	680.5	665.9

Operating assets by geographic origin
United Kingdom	153.4	134.6	79.5
Continental Europe	70.6	69.4	65.8
America	524.5	398.0	361.7
Africa, Asia and Australasia	59.0	56.5	43.6

Ongoing operations	807.5	658.5	550.6
Operations contributed to the joint venture	—	—	67.7

Continuing operations	807.5	658.5	618.3
Discontinued operations	—	22.0	47.6

	807.5	680.5	665.9

Operating assets comprise fixed assets, stocks and debtors less creditors and provisions other than investment in the joint venture, investment in the associated undertaking, net debt, taxation and dividends.

	Years ended 31 December
	2002	2001	2000
	(£ million)
Analysis of group turnover by geographic market
Europe *	318.7	268.4	211.1
America	610.5	534.9	419.5
Africa, Asia and Australasia	154.5	139.7	142.3

	1,083.7	943.0	772.9
Operations contributed to the joint venture	—	35.3	138.6

Continuing operations	1,083.7	978.3	911.5
Discontinued operations	26.2	103.4	223.2

	1,109.9	1,081.7	1,134.7

*	Includes United Kingdom sales of £87.3 million (2001 – £77.5 million, 2000 – £61.0 million).

24

8.	Notes to the financial information – (continued)

Note 2. Operating	profit

	Years ended 31 December 2002
	Continuing operations	Discontinued operations	Total
	(£ million)

Turnover	1,083.7	26.2	1,109.9
Cost of sales	(313.6)	(16.3)	(329.9)

Gross profit	770.1	9.9	780.0
Marketing, selling and distribution	(408.5)	(5.6)	(414.1)
Administration	(125.0)	(2.1)	(127.1)
Research and development	(61.2)	(0.1)	(61.3)
BSN agency and management fees	20.6	—	20.6
Amortisation of acquisition goodwill	(17.5)	—	(17.5)
Exceptional items	(29.9)	—	(29.9)

Operating profit	148.6	2.1	150.7

Results of continuing operations in 2002 have been stated after charging exceptional costs of £29.9 million, which were incurred as follows: cost of sales £2.8 million, marketing, selling and distribution £2.5 million, administration £22.6 million, and research and development £2.0 million.

	Years ended 31 December 2001
	Continuing operations	Discontinued operations	Total
	(£ million)
Turnover	978.3	103.4	1,081.7
Cost of sales	(294.9)	(55.3)	(350.2)

Gross profit	683.4	48.1	731.5
Marketing, selling and distribution	(365.4)	(26.7)	(392.1)
Administration	(114.3)	(8.7)	(123.0)
Research and development	(49.3)	(1.6)	(50.9)
BSN agency and management fees	20.0	—	20.0
Amortisation of acquisition goodwill	(10.4)	—	(10.4)
Exceptional items	(21.1)	—	(21.1)

Operating profit	142.9	11.1	154.0

Results of continuing operations in 2001 have been stated after charging exceptional costs of £21.1 million, which were incurred as follows: cost of sales £9.5 million, marketing, selling and distribution £6.6 million, administration £4.6 million, research and development £0.4 million.

	Years ended 31 December 2000
	Continuing operations	Discontinued operations	Total
	(£ million)
Turnover	911.5	223.2	1,134.7
Cost of sales	(312.9)	(130.7)	(443.6)

Gross profit	598.6	92.5	691.1
Marketing, selling and distribution	(307.0)	(48.0)	(355.0)
Administration	(92.2)	(14.1)	(106.3)
Research and development	(44.5)	(1.9)	(46.4)
Other income net of expenses	2.0	0.5	2.5
Amortisation of acquisition goodwill	(6.9)	—	(6.9)
Exceptional items	(12.4)	(3.9)	(16.3)

Operating profit	137.6	25.1	162.7

Results of continuing operations in 2000 were stated after charging exceptional costs of £12.4 million, which were incurred as follows: cost of sales £9.3 million, marketing, selling and distribution £1.2 million,

8.	Notes to the financial information – (continued)

administration £1.9 million. Results of discontinued operations in 2000 were stated after charging exceptional costs of £3.9 million which were incurred as follows: cost of sales £3.9 million.

Operating profit is stated after charging/(crediting) the following items:

	Years ended 31 December
	2002	2001	2000
	(£ million)
Depreciation	51.6	48.1	53.0
Loss/(profit) on sale of fixed assets	2.7	(0.7)	3.2
Amortisation of other intangibles	5.1	1.8	2.4
Operating lease rentals for land and buildings	11.0	8.3	8.8
Operating lease rentals for other assets	9.8	9.7	10.0
Auditors’ remuneration	0.9	0.8	1.0

Payments made to the group’s auditors for non-audit services amounted to £1.2 million (2001 – £1.5 million, 2000 – £1.2 million) in the United Kingdom and £1.9 million (2001 – £1.0 million, 2000 – £0.9 million) outside the United Kingdom. Of these payments, £1.8 million (2001 – £1.7 million, 2000 – £1.6 million) relates to taxation services and £1.3 million (2001 – £0.8 million, 2000 – £0.5 million) to statutory and other certifications and services. Of the total payments for non-audit services, £1.2 million (2001 – £1.3 million, 2000 – £0.9 million) relates to capital transactions.

Note	3. Exceptional items

Operating exceptional items within ongoing operations of £29.9 million comprise £17.5 million for the write-down of the group’s trade investment in the ordinary stock of Advanced Tissue Sciences, Inc., £8.4 million for the acquisition integration of Oratec and Dermagraft and £4.0 million for further rationalisation consequent on the contribution of businesses to BSN Medical in 2001. The group’s share of exceptional items of the joint venture relates to its share of manufacturing rationalisation costs.

In 2001, operating exceptional items within ongoing operations of £19.3 million comprised £2.9 million manufacturing rationalisation, £7.5 million rationalisation consequent on the contribution of the businesses to BSN Medical and £8.9 million integration in connection with the acquisition of the Advanced Woundcare business from Beiersdorf AG. Operating exceptional items within operations contributed to the joint venture represented manufacturing rationalisation costs of operations subsequently contributed to BSN Medical. The group’s share of exceptional items of the joint venture relates to its share of manufacturing rationalisation costs.

In 2000, operating exceptional items within ongoing operations of £3.8 million comprised the cost of the manufacturing rationalisation program begun in 1999 of £0.4 million and acquisition integration costs of £3.4 million, principally in connection with the Collagenase business acquired in January 2000 and the Orthopaedics Biosystems business acquired in November 2000. Operating exceptional items within operations contributed to the joint venture represented manufacturing rationalisation costs of operations subsequently contributed to BSN Medical. Operating exceptional items within discontinued operations of £3.9 million comprised the cost of manufacturing rationalisation of operations subsequently disposed of in 2002.

A net profit of £17.2 million arises on the disposal of the rehabilitation business in March 2002 for a net cash consideration of £71.3 million and a 21.5 per cent. equity interest in AbilityOne Corporation (“AbilityOne”). The net profit comprised a gain of £47.2 million, less £30.0 million of acquisition goodwill previously written off to reserves. In addition a net gain of £0.8 million arises on adjustments in respect of previous disposals.

The net profit on disposal in 2001 of £49.2 million relates to the sale of the ear, nose and throat business in June 2001 for a net cash consideration of £61.7 million. This profit represents the gain on net assets realised.

The net profit on disposal in 2000 of £109.5 million relates to the sale of the consumer healthcare business in June 2000 for cash consideration of £209.8 million. The net profit comprises a gain of £141.3 million less £31.8 million of acquisition goodwill previously written off to reserves.

8.	Notes to the financial information – (continued)

Note	4. Interest

	Years ended 31 December
	2002	2001	2000
	(£ million)
Interest receivable	6.6	2.5	4.4

Interest payable
On bank borrowings	16.2	17.5	8.7
Other borrowings	0.6	1.5	2.7

	16.8	19.0	11.4
Share of joint venture net interest payable	1.6	0.9	—
Share of associated undertaking net interest payable	0.9	—	—

Net interest payable	12.7	17.4	7.0

Interest payable on currency swaps amounting to £23.3 million (2001 – £22.2 million, 2000 – £23.5 million) has been set off against interest receivable.

Note	5. Employees

The average number of employees during the year was:[6.D.10]

	Years ended 31 December
	2002	2001	2000
	(Number)
United Kingdom	1,740	1,810	2,589
Continental Europe	1,279	1,281	1,549
America	3,291	3,310	3,387
Africa, Asia and Australasia	1,196	1,525	2,910

	7,506	7,926	10,435

Staff costs during the year amounted to:

	Years ended 31 December
	2002	2001	2000
	(£ million)
Wages and salaries	261.1	245.0	249.1
Social security costs	25.1	25.7	25.4
Pension costs – (Note 30)	14.3	10.4	10.6

	300.5	281.1	285.1

Of the pension costs £11.0 million (2001 – £7.8 million, 2000 – £8.2 million) relates to the defined benefit plans and £3.3 million (2001 – 2.6 million, 2000 – £2.4 million) relates to defined contribution plans.

Note	6. Directors’ emoluments

Aggregate emoluments of the directors, including pension entitlements of £106,000 (2001 – £81,000, 2000 – £98,000), were £1,823,000 (2001 – £1,685,000, 2000 – £2,107 ,000). The emoluments of the highest paid director excluding pension entitlement were £856,000 (2001 – £770,000, 2000 – £684,000). The accrued pension of the highest paid director at the end of the year was £153,000 (2001 – £119,000, 2000 – £95,000).

8.	Notes to the financial information – (continued)

Note	7. Taxation

	Years ended 31 December
	2002	2001	2000
	(£ million)
Current taxation:
UK corporation tax at 30 per cent. (2001 – 30 per cent., 2000 – 30 per cent.)	8.9	9.5	28.8
UK adjustments in respect of prior years	(2.3)	(1.5)	(2.6)

	6.6	8.0	26.2
Overseas tax	38.5	51.4	28.1
Overseas adjustments in respect of prior years	(3.0)	3.6	(5.0)

	35.5	55.0	23.1
Share of joint venture tax charge	4.5	3.3	—
Share of associated undertaking tax charge	1.0	—	—

Total current taxation	47.6	66.3	49.3
Deferred taxation:
Origination and reversal of timing differences	14.6	(0.3)	4.2
Adjustments to estimated amounts arising in prior periods	3.0	(1.2)	4.2
Share of joint venture deferred taxation	0.6	(0.8)	—

Total deferred taxation	18.2	(2.3)	8.4

	65.8	64.0	57.7

The tax charge has been reduced by £12.7 million, of which £0.6 million arises in the joint venture, as a consequence of the exceptional costs of the write-off in 2002 of the Advanced Tissue Sciences, Inc., investment, the rationalisation program and acquisition integration costs. It has been increased by £16.9 million as a result of the exceptional profit on disposal, leaving the tax charge on profits before exceptional items at £61.6 million.

The tax charge was reduced by £6.0 million in 2001, of which £1.4 million arose in the joint venture, as a consequence of the exceptional costs of the rationalisation program and acquisition integration costs and increased by £17.7 million as a result of the exceptional profit on disposal, leaving the tax charge on profits before exceptional items at £52.3 million.

The tax charge was reduced by £3.2 million in 2000 as a consequence of the exceptional costs of the rationalisation program and acquisition integration costs and increased by £8.0 million as a result of the exceptional profit on disposal, leaving the tax charge in profits before exceptional items at £52.9 million.

The standard rate of tax for the year is based on the UK standard rate of corporation tax of 30 per cent. (2001 – 30 per cent., 2000 – 30 per cent.). The current tax charge differs from the standard rate as follows:

	Years ended 31 December
	2002	2001	2000
	(%)
UK standard rate	30.0	30.0	30.0
Non-deductible/non-taxable items	3.0	(3.9)	(9.1)
Prior year items	(3.0)	1.1	(2.8)
Overseas income taxed at other than UK standard rate	6.9	5.8	3.6
Fixed asset timing differences	(3.3)	0.2	—
Other timing differences	(6.9)	1.0	(3.2)

Total current tax rate	26.7	34.2	18.5

Factors that may affect future tax charges

Tax rates on the group’s overseas profits are generally higher than the UK corporation tax rate so changes in the proportion of profits earned overseas will affect the group’s effective tax rate over time. Tax rates may also be affected by differences between tax allowances and book depreciation.

28

8.	Notes to the financial information – (continued)

No deferred tax is recognised on unremitted earnings of overseas subsidiaries, associates and joint ventures. However, no significant additional tax charges are expected to arise on amounts that are planned to be remitted in the foreseeable future.

Note 8.[6.E.6] Dividends

	Years ended 31 December
	2002	2001	2000
	(£ million)
Ordinary interim of 1.8p (i) (2001 – 1.75p, 2000 – 1.7p)	16.7	16.1	15.6
Ordinary final of 3.0p (ii) (2001 – 2.9p, 2000 – 2.8p)	27.9	26.8	25.7

	44.6	42.9	41.3

(i)	paid 15 November 2002
(ii)	payable 16 May 2003

A special dividend of £415.6 million (37.14p per old ordinary 10p share) was paid on 11 August 2000. Non-equity preference dividends amounting to £15,000 were paid in 2002 (2001 – £15,000, 2000 – £15,000).

Note 9. Results	before goodwill amortisation and exceptional items

In order to provide a trend measure of underlying performance, profit before taxation is adjusted below to exclude goodwill amortisation and exceptional items, and basic earnings per share has been recalculated as set out in Note 10.

	Years ended 31 December
	2002	2001	2000
	(£ million)
Profit on ordinary activities before taxation	177.9	193.6	265.2

Adjustments:
Continuing operations: goodwill amortisation	17.5	10.4	6.9
Continuing operations: exceptional items	29.9	21.1	12.4
Discontinued operations: exceptional items	—	—	3.9
Share of joint venture exceptional items	2.6	5.0	—
Discontinued operations: net gain on disposals	(18.0)	(49.2)	(109.5)

	32.0	(12.7)	(86.3)

Profit before taxation goodwill amortisation and exceptional items	209.9	180.9	178.9

Taxation on profit before goodwill amortisation and exceptional items	61.6	52.3	52.9

Earnings before goodwill amortisation and exceptional items	148.3	128.6	126.0

Note 10. Earnings[6.E.4(b)]	per ordinary share

Basic earnings per ordinary share of 12.11p (2001 – 14.07p, 2000 – 20.07p) is based on profit on ordinary activities after taxation and preference dividends of £112.1 million (2001 – £129.6 million, 2000 – £207.5 million) and on 926 million ordinary shares, being the basic weighted average number of shares in issue during the year (2001 – 921 million, 2000 – 1,034 million). No[6.E.5] adjustment has been made to comparative data in respect of the share consolidation in 2000 as together with the special dividend payment in 2000 the overall effect was that of share repurchase at fair value.

8.	Notes to the financial information – (continued)

The calculation of diluted earnings per ordinary share is based on basic earnings and on 933 million ordinary shares (2001 – 929 million, 2000 – 1,040 million) calculated as follows:

	Years ended 31 December
	2002		2001		2000
	(Shares million, except per ordinary share amounts)
Basic weighted average number of shares	926		921		1,034
Weighted average number of shares under option	19		20		22
Number of shares that would have been issued at fair value	(12)		(12)		(16)

Diluted weighted average number of shares	933		929		1,040

Diluted earnings per ordinary share	12.02	p	13.95	p	19.95	p

The calculation of adjusted basic earnings per ordinary share is as follows:

	Years ended 31 December
	2002		2001		2000
	(£ million, except per ordinary share amounts)
Basic earnings	112.1		129.6		207.5
Continuing operations – goodwill amortisation	17.5		10.4		6.9
Continuing operations – exceptional items	29.9		21.1		12.4
Discontinued operations – exceptional items	—		—		3.9
Share of joint venture exceptional items	2.6		5.0		—
Discontinued operations – net profit on disposals	(18.0)		(49.2)		(109.5)
Exceptional taxation	4.2		11.7		4.8

Adjusted basic earnings	148.3		128.6		126.0

Adjusted basic earnings per ordinary share	16.02	p	13.96	p	12.19	p

Adjusted diluted basic earnings per ordinary share	15.89	p	13.84	p	12.12	p

8.	Notes to the financial information – (continued)

Note 11. Intangible	fixed assets

	Goodwill	Other	Total
	(£ million)
Cost
At 1 January 2000	49.1	40.9	90.0
FRS 19 adjustment	(8.3)	—	(8.3)
Exchange adjustment	4.8	2.9	7.7
Acquisitions	88.7	—	88.7
Additions	—	4.0	4.0
Transfers	2.1	(2.1)	—
Discontinued operations	—	(2.4)	(2.4)

At 31 December 2000	136.4	43.3	179.7
Exchange adjustment	1.4	1.0	2.4
Acquisitions	39.4	3.5	42.9
Additions	—	4.3	4.3
Disposals	—	(1.4)	(1.4)
Contributed to the joint venture	—	(3.1)	(3.1)
Discontinued operations	—	(2.3)	(2.3)

At 31 December 2001	177.2	45.3	222.5
Exchange adjustment	(27.0)	(4.5)	(31.5)
Acquisitions	167.7	9.7	177.4
Additions	—	4.2	4.2
Disposals	—	—	—
Discontinued operations	—	(2.4)	(2.4)

At 31 December 2002	317.9	52.3	370.2

Amortisation
At 1 January 2000	2.1	13.9	16.0
FRS 19 adjustment	(0.3)	—	(0.3)
Exchange adjustment	0.2	0.9	1.1
Charge for the year	6.9	2.4	9.3
Transfers	0.2	(0.2)	—
Discontinued operations	—	(0.2)	(0.2)

At 31 December 2000	9.1	16.8	25.9
Exchange adjustment	—	0.4	0.4
Charge for the year	10.4	1.8	12.2
Disposals	—	(1.2)	(1.2)
Contributed to the joint venture	—	(2.1)	(2.1)
Discontinued operations	—	(0.5)	(0.5)

At 31 December 2001	19.5	15.2	34.7
Exchange adjustment	(1.6)	(1.7)	(3.3)
Charge for the year	17.5	5.1	22.6
Disposals	—	—	—
Discontinued operations	—	(1.0)	(1.0)

At 31 December 2002	35.4	17.6	53.0

Net book amounts
At 31 December 2002	282.5	34.7	317.2

At 31 December 2001	157.7	30.1	187.8

At 31 December 2000	127.3	26.5	153.8

8.	Notes to the financial information – (continued)

Note 12. Tangible	fixed assets

	Land and buildings		In course of
	Freehold	Leasehold	Equipment	construction	Total
	(£ million)
Cost
At 1 January 2000	83.7	11.2	481.7	17.3	593.9
Exchange adjustment	3.0	0.3	12.8	0.5	16.6
Additions	0.6	0.4	35.5	23.4	59.9
Disposals	(5.5)	—	(46.0)	(1.3)	(52.8)
Transfers	0.6	—	19.9	(20.5)	—
Discontinued operations	(6.8)	—	(40.6)	(0.7)	(48.1)

At 31 December 2000	75.6	11.9	463.3	18.7	569.5
Exchange adjustment	0.7	(0.2)	0.8	0.3	1.6
Acquisitions	—	—	3.1	—	3.1
Additions	0.3	0.3	38.2	31.6	70.4
Disposals	(1.9)	(0.5)	(33.6)	—	(36.0)
Transfers	0.3	0.6	21.3	(19.6)	2.6
Contributed to the joint venture	(8.3)	(0.2)	(37.7)	(6.2)	(52.4)
Discontinued operations	(4.6)	—	(5.4)	(0.2)	(10.2)

At 31 December 2001	62.1	11.9	450.0	24.6	548.6
Exchange adjustment	(3.6)	(0.2)	(20.9)	(2.1)	(26.8)
Acquisitions	—	0.1	4.8	0.4	5.3
Additions	0.1	0.1	38.1	42.7	81.0
Disposals	(1.8)	(0.2)	(21.1)	(0.1)	(23.2)
Transfers	5.3	2.3	27.5	(35.1)	—
Discontinued operations	(1.3)	(4.0)	(15.5)	(0.1)	(20.9)

At 31 December 2002	60.8	10.0	462.9	30.3	564.0

Depreciation
At 1 January 2000	18.2	3.2	302.0	—	323.4
Exchange adjustment	0.6	0.1	7.8	—	8.5
Charge for the year	2.7	0.8	49.5	—	53.0
Disposals	(3.4)	—	(43.1)	—	(46.5)
Discontinued operations	(1.2)	—	(18.8)	—	(20.0)

At 31 December 2000	16.9	4.1	297.4	—	318.4
Exchange adjustment	0.2	—	0.3	—	0.5
Charge for the year	1.4	0.6	46.1	—	48.1
Disposals	(0.8)	(0.4)	(31.4)	—	(32.6)
Contributed to the joint venture	(1.6)	—	(24.5)	—	(26.1)
Discontinued operations	(1.4)	—	(3.3)	—	(4.7)

At 31 December 2001	14.7	4.3	284.6	—	303.6
Exchange adjustment	(0.9)	(0.2)	(13.3)	—	(14.4)
Charge for the year	1.3	0.3	50.0	—	51.6
Disposals	(1.7)	(0.2)	(17.5)	—	(19.4)
Transfers	(1.6)	0.5	1.1	—	—
Discontinued operations	(0.2)	(0.8)	(12.2)	—	(13.2)

At 31 December 2002	11.6	3.9	292.7	—	308.2

Net book amounts
At 31 December 2002	49.2	6.1	170.2	30.3	255.8

At 31 December 2001	47.4	7.6	165.4	24.6	245.0

At 31 December 2000	58.7	7.8	165.9	18.7	251.1

Fixed assets include land with a cost of £4.7 million that is not subject to depreciation (2001 – £4.6 million, 2000 – £5.0 million).

32

8.	Notes to the financial information – (continued)

The net book value of leases with less than 50 years to run amounted to £6.1 million (2001 – £5.3 million, 2000 – £5.1 million). Included in the amounts above are assets held under finance leases with a net book amount of £2.3 million (2001 – £2.4 million, 2000 – £2.8 million). There is a property for resale in the group with a net book value of £1.1 million (2001 – £1.3 million, 2000 – nil).

Note 13. Investments

	Own Shares	Associated undertakings	Trade investments	Total
	(£ million)
At 1 January 2000	—	0.7	15.9	16.6
Exchange adjustment	—	0.1	1.3	1.4
Additions	2.9	—	6.0	8.9
Disposals	—	—	(2.9)	(2.9)

At 31 December 2000	2.9	0.8	20.3	24.0
Exchange adjustment	—	—	0.5	0.5
Additions	1.2	—	2.4	3.6
Shares vested	(1.6)	—	—	(1.6)
Contributed to the joint venture	—	(0.8)	—	(0.8)

At 31 December 2001	2.5	—	23.2	25.7
Exchange adjustment	—	—	(1.5)	(1.5)
Additions	2.4	—	1.3	3.7
Impairment	—	—	(18.0)	(18.0)
Shares vested	(1.7)	—	—	(1.7)

At 31 December 2002	3.2	—	5.0	8.2

Trade investments are US dollar denominated. They include an equity investment in Advanced Tissue Sciences, Inc., previously quoted on the Nasdaq exchange in the US against which a provision has been made taking the book value down to its market value of nil (2001 –  book value £18.6 million and market value £15.3 million, 2000 – book value £18.0 million and market value £10.4 million) following a voluntary petition for reorganisation under Chapter 11 of the US Bankruptcy Code. There is no material difference between the fair value and the carrying value of the other trade investments.

Own shares represent the holding of Smith & Nephew’s own shares in respect of the Smith & Nephew Employees’ Share Trust (see Note 32).

Note 14. Investment	in joint venture (BSN Medical)

(£ million)
At 1 January 2001	—
Initial investment in joint venture including initial debt assumed	136.7
Retained profit for the financial year	4.4
Debt repaid by the joint venture	(24.6)
Exchange adjustment	(2.5)

At 31 December 2001	114.0
Retained profit for the financial year	6.4
Debt repaid by the joint venture	(5.7)
Exchange adjustment	0.3

At 31 December 2002	115.0

8.	Notes to the financial information – (continued)

Group investment in joint venture is represented by:

	31 December
	2002	2001
	(£ million)
Share of gross assets:
Fixed	28.2	27.9
Current	78.0	76.0
Share of gross liabilities:
Due within one year	(52.6)	(57.0)
Due after one year	(8.9)	(8.6)

	44.7	38.3
Goodwill	70.3	70.6
Loans to joint venture	—	5.1

	115.0	114.0

Goodwill arising on the formation of the joint venture is considered to have an indefinite useful economic life and is capable of separate measurement since the joint venture operates independently of the group. It operates in a mature sector of the medical devices industry, has high market shares and long product life cycles. Significant barriers to entry exist in terms of technology, manufacturing know-how, regulatory compliance, market reputation and customer relationships. If the goodwill had been amortised over 20 years, operating profit would have been lower by £3.2 million (2001 – £2.6 million, 2000 – nil) and investment in joint venture would have been lower by £5.8 million (2001 – £2.6 million, 2000 – nil).

Note 15. Investment	in associated undertaking (AbilityOne)

(£ million)
At 1 January 2002	—
Initial investment in associated undertaking	7.5
Retained profit for the financial year	3.0
Exchange adjustment	(2.0)

At 31 December 2002	8.5

Group investment in the associated undertaking of £8.5 million (2001 – nil) comprises goodwill of £15.4 million less share of net liabilities of £6.9 million.

Goodwill on acquisition of the associated undertaking of £17.5 million comprised the difference between the fair value of the consideration of £5.7 million given, together with transaction costs of £1.8 million, and the book value of net liabilities acquired of £10.0 million.

Goodwill in the associate is considered to have an indefinite useful economic life and is capable of separate measurement since the associated undertaking operates independently of the group. It operates in the rehabilitation industry, has high market shares, and long product life cycles. Significant barriers to entry exist in terms of breadth of the product range, sales force size, physical distribution capabilities, key customer and professional relationships and market reputation. If the goodwill had been amortised over 20 years operating profit and investment in associated undertaking each would have been lower by £0.6 million.

Note 16. Stocks

	31 December
	2002	2001	2000
	(£ million)
Raw materials and consumables	42.0	47.6	54.3
Work-in-progress	12.9	12.2	16.6
Finished goods and goods for resale	174.6	172.4	157.3

	229.5	232.2	228.2

8.	Notes to the financial information – (continued)

Note 17. Debtors

	31 December
	2002	2001	2000
	(£ million)
Amounts falling due within one year:
Trade and other debtors	222.6	224.4	246.2
Amounts owed by joint venture	2.3	7.4	—
Amounts owed by associated undertaking	0.5	—	—
Prepayments and accrued income	22.4	20.1	24.4
Debit balances on currency swaps	8.5	2.8	1.0

	256.3	254.7	271.6
Amounts falling due after more than one year:
Pension prepayments – (Note 30)	5.3	5.6	5.3
Other debtors	2.3	2.2	1.4
Deferred taxation	4.0	3.5	3.7
Debit balances on currency swaps	12.8	0.8	—

	280.7	266.8	282.0

In previous years debit balances on currency swaps were reported within cash. The prior year comparatives have been reclassified. Deferred tax assets of £4.0 million (2001 – £3.5 million, 2000 – £3.7 million) represent short-term timing differences and are considered to be recoverable.

Other debtors falling due after more than one year are non interest bearing and denominated in various currencies. The fair value of these debtors is the same as book value.

Note	18. Borrowings

	31 December
	2002	2001	2000
	(£ million)
Net debt
Borrowings:
Due within one year	151.9	94.0	68.8
Due after one year	164.2	161.2	165.1

	316.1	255.2	233.9
Cash and bank	(22.5)	(26.4)	(23.6)
Debit balances on currency swaps	(21.3)	(3.6)	(1.0)
Credit balances on currency swaps	4.6	18.3	27.0

Net borrowings	276.9	243.5	236.3

Borrowings
Bank loans and overdrafts	315.1	253.8	232.1
Other loans wholly repayable within five years	1.0	1.4	1.8

	316.1	255.2	233.9

In previous years, debt balances on currency swaps were reported within cash and credit balances within borrowings. The prior years’ comparatives have been reclassified.

The Smith & Nephew Board has established a set of policies to manage funding and currency risks. The group only uses derivative financial instruments to manage the financial risks associated with underlying business activities and their financing. The group’s policy is to ensure that there is sufficient funding and facilities in place to meet foreseeable borrowing requirements.

Bank loans and overdrafts represent drawings under committed and uncommitted facilities of £493 million and £255 million, respectively. Of the undrawn committed facilities of £199 million, £3 million expire within one year and £196 million after more than two years (2001 – undrawn committed facilities – £99 million of which £2 million expire within one year and £97 million after two years, 2000 – undrawn committed facilities – £216 million of which £106 million expire within one year and £110 million after two years). Borrowings secured on

8.	Notes to the financial information – (continued)

fixed and current assets were £0.9 million (2001 – £1.1 million, 2000 – £1.4 million). Cash balances on currency swaps and borrowings are shown at book value which is the same as fair value.

The group has currency swaps which are retranslated at year-end exchange rates and have maturities with dates ranging from 2003 to 2006. For the group, gross sterling equivalents of £579.9 million (2001 – £483.0 million, 2000 – £399.9 million) receivable and £563.2 million (2001 – £497.7 million, 2000 – £425.9 million) payable have been netted. The net debit balance of £16.7 million (2001 – net credit balance of £14.7 million, 2000 – net credit balance of £26.0 million) is included as £21.3 million in debit balances on currency swaps and as £4.6 million credit balances on currency swaps (2001 – £3.6 million in debit balances on currency swaps and £18.3 million in credit balances on currency swaps, 2000 – £1.0 million in debit balances on currency swaps and £27.0 million in credit balances on currency swaps). Balances on currency swaps are floating interest rate contracts and forward foreign exchange contracts and are used for hedging foreign investments.

The group’s policy is to protect the Smith & Nephew’s shareholders’ funds by matching foreign currency assets, including acquisition goodwill, with foreign currency liabilities where practicable. These liabilities take the form of either borrowings or currency swaps.

Borrowings are repayable as follows:

	31 December
	2002	2001	2000
	(£ million)
Within one year:
Bank loans and overdrafts	151.5	93.5	68.5
Other loans	0.4	0.5	0.3

Total within one year	151.9	94.0	68.8
After one year:
Bank loans and overdrafts
after one and within two years	57.2	67.0	7.2
after two and within five years	106.4	93.3	156.4

	163.6	160.3	163.6
Other loans:
after one and within two years	0.3	0.3	0.6
after two and within five years	0.3	0.6	0.9

	0.6	0.9	1.5
Total after one year	164.2	161.2	165.1

	316.1	255.2	233.9

In addition to the above borrowings, other financial liabilities are £0.3 million being 5.5 per cent. undated cumulative preference shares as set out in Note 22.

36

8.	Notes to the financial information – (continued)

Note 19. Financial	instruments

Disclosure of the group’s borrowings, the maturity profile of these borrowings and details of borrowing facilities are set out in Note 18. Short term debtors and creditors are excluded from the following disclosures.

Currency and interest rate profile of interest bearing liabilities:

						Fixed rate liabilities
	Borrowings	Currency swaps	Total liabilities	Floating rate liabilities	Fixed rate liabilities	Weighted average interest rate	Weighted average time for which rate is fixed
	(£ million)%						Years
At 31 December 2002:
US Dollar	263.8	393.1	656.9	93.5	563.4	3.7	1
Euro	4.8	132.3	137.1	37.4	99.7	3.7	1
Other	47.5	37.8	85.3	85.3	—	—	—

Total interest bearing liabilities	316.1	563.2	879.3	216.2	663.1

At 31 December 2001:
US Dollar	188.3	361.6	549.9	67.4	482.5	4.6	1
Euro	2.2	111.1	113.3	9.9	103.4	4.0	2
Other	64.7	25.0	89.7	80.8	8.9	1.8	1

Total interest bearing liabilities	255.2	497.7	752.9	158.1	594.8

At 31 December 2000:
US Dollar	153.3	327.8	481.1	381.1	100.0	6.3	1
Euro	30.4	76.3	106.7	—	106.7	4.2	2
Other	50.2	21.8	72.0	62.0	10.0	1.8	2

Total interest bearing liabilities	233.9	425.9	659.8	443.1	216.7

In addition to the above, the group has a liability due after one year for deferred acquisition consideration (denominated in Euros) totalling £5.0 million (2001 – £6.5 million, 2000 – £8.3 million) on which no interest is paid (see Note 20).

Currency and interest rate profile of interest bearing assets:

						Fixed rate assets
	Cash and bank	Currency swaps	Total assets	Floating rate assets	Fixed rate assets	Weighted average interest rate	Weighted average time for which rate is fixed
	(£ million)%						Years
At 31 December 2002:
Sterling	0.9	579.9	580.8	77.8	503.0	5.1	1
Other	21.6	—	21.6	21.6	—	—	—

Total interest bearing assets	22.5	579.9	602.4	99.4	503.0

At 31 December 2001:
Sterling	2.1	483.0	485.1	89.1	396.0	5.5	1
Other	24.3	—	24.3	24.3	—	—	—

Total interest bearing assets	26.4	483.0	509.4	113.4	396.0

At 31 December 2000:
Sterling	0.8	399.9	400.7	293.7	107.0	6.1	2
Other	22.8	—	22.8	22.8	—	—	—

Total interest bearing assets	23.6	399.9	423.5	316.5	107.0

The above interest rate analysis includes the effect of interest rate swaps.

8.	Notes to the financial information – (continued)

Floating rates on both assets and liabilities are typically based on the three month LIBOR interest relevant to the currency concerned.

Foreign exchange and interest rate exposure

Forward foreign exchange contracts are used to hedge trading payables and an element of anticipated purchases over the following 12 months. The group’s operating units hold no material unhedged monetary assets or liabilities other than in their functional operating currency. Therefore, there are no currency exposures on monetary assets and liabilities that could give rise to material gains or losses in the income statement. The group also hedges forward its interest rate risk for up to two years using interest rate swap contracts.

Fair value of financial assets and liabilities

Forward foreign exchange contracts and interest rate swap contracts, taken out as hedges, are not marked to market. Gains and losses thereon are recognised only when the exposure that is being hedged is itself recognised. The following table sets out the book and fair values of the group’s derivative financial instruments. Market rates have been used to determine the fair values of interest rate swaps, currency swaps and forward contracts.

Derivative financial instruments held to manage interest rate and currency risk:

	31 December 2002		31 December 2001		31 December 2000
	Book value	Fair value	Book value	Fair value	Book value	Fair value
	(£ million)
Net interest rate swaps	—	(8.8)	—	(6.7)	—	1.1
Net forward contracts	—	(5.8)	—	2.1	—	0.7

Unrecognised gains and losses on hedges	—	(14.6)	—	(4.6)	—	1.8

Net currency swaps	16.7	16.7	(14.7)	(14.7)	(26.0)	(26.0)

The group’s primary financial instruments are set out in Note 18. The fair value of these instruments is the same as book value.

38

8.	Notes to the financial information – (continued)

The following table shows the amount of unrecognised gains and losses which have been included in the profit and loss account for the year and those gains and losses which are expected to be included in next year’s or later profit and loss accounts.

	Unrecognised gains	Unrecognised losses	Total net unrecognised gains/(losses)
	(£ million)
Unrecognised gains and losses on hedges at 1 January 2001	3.6	(1.8)	1.8
Less: gains and losses arising in previous years that were recognised in 2001	(2.8)	1.7	(1.1)

Gains and losses arising before 31 December 2000 that were not recognised in 2001	0.8	(0.1)	0.7
Gains and losses arising in 2001 that were not recognised in 2001	8.1	(13.4)	(5.3)

Unrecognised gains and losses on hedges at 31 December 2001	8.9	(13.5)	(4.6)
Less: gains and losses arising in previous years that were recognised in 2002	(8.2)	13.2	5.0

Gains and losses arising before 31 December 2001 that were not recognised in 2002	0.7	(0.3)	0.4
Gains and losses arising in 2002 that were not recognised in 2002	7.9	(22.9)	(15.0)

Unrecognised gains and losses on hedges at 31 December 2002	8.6	(23.2)	(14.6)

Of which:
Gains and losses expected to be recognised in 2003	8.1	(22.1)	(14.0)
Gains and losses expected to be recognised in 2004 or later	0.5	(1.1)	(0.6)

	8.6	(23.2)	(14.6)

Note 20. Other	creditors

	31 December
	2002	2001	2000
	(£ million)
Amounts falling due within one year:
Trade creditors	141.4	145.1	114.6
Amounts owed to joint venture	4.2	3.9	—
Social security costs and other taxes	11.1	11.7	13.0
Accruals and deferred income	54.0	47.6	59.5
Acquisition consideration	10.8	15.2	32.3
Current taxation	56.9	67.7	76.9
Ordinary share dividends	27.9	26.8	25.7
Credit balances on currency swaps	3.3	16.5	13.2

	309.6	334.5	335.2

Amounts falling due after one year:
Acquisition consideration	5.0	6.5	8.3
Credit balances on currency swaps	1.3	1.8	13.8

	6.3	8.3	22.1

In previous years credit balances on currency swaps were reported within borrowings. The prior year comparatives have been restated.

8.	Notes to the financial information – (continued)

Group amounts falling due after more than one year are payable as follows: £2.8 million in 2004, £1.7 million in 2005 and £1.8 million 2006 (2001 – £2.4 million in 2003, £2.0 million in 2004, £2.1 million in 2005 and £1.8 million in 2006, 2000 – £15.1 million in 2002, £1.7 million in 2003, £1.8 million in 2004, £1.8 million in 2005 and £1.7 million in 2006).

Note 21. Provisions	for liabilities and charges

	Deferred taxation	Rationalisation and integration	Retirement healthcare	Other	Total
	(£ million)
At 1 January 2000	—	18.2	8.8	11.0	38.0
FRS 19 adjustment	49.9	—	—	—	49.9
Exchange adjustment	0.5	(0.1)	0.4	0.3	1.1
Profit and loss account – current year	4.2	37.7	0.7	5.4	48.0
Profit and loss account re prior years	4.2	—	—	—	4.2
Movement in deferred tax asset	(3.2)	—	—	—	(3.2)
Utilisation	—	(29.8)	(0.6)	(4.1)	(34.5)

At 31 December 2000	55.6	26.0	9.3	12.6	103.5
Exchange adjustment	1.5	(0.4)	0.1	—	1.2
Profit and loss account – current year	(0.3)	20.8	0.1	(0.2)	20.4
Profit and loss account re prior years	(1.2)	—	—	—	(1.2)
Movement in deferred tax asset	(0.2)	—	—	—	(0.2)
Contributed to the joint venture	—	(1.6)	—	—	(1.6)
Utilisation	—	(23.5)	(0.3)	(3.0)	(26.8)

At 31 December 2001	55.4	21.3	9.2	9.4	95.3
Exchange adjustment	(2.3)	(0.3)	(0.5)	(0.5)	(3.6)
Profit and loss account – current year	14.6	13.4	0.8	2.2	31.0
Profit and loss account re prior years	3.0	—	—	—	3.0
Acquisitions	(15.2)	—	—	3.9	(11.3)
Movement in deferred tax asset	0.5	—	—	—	0.5
Utilisation	—	(22.8)	(0.1)	(3.9)	(26.8)

At 31 December 2002	56.0	11.6	9.4	11.1	88.1

At 31 December 2002, rationalisation and integration provisions included acquisition integration of £3.9 million (2001 – £5.4 million, 2000 – £2.2 million). The deferred taxation and retirement healthcare provisions are long term in nature, as is the timing of their utilisation. Rationalisation and integration and other provisions are expected to be utilised within two years. There are no provisions for contractual amounts and hence none are treated as financial instruments.

The provision for deferred taxation consists of the following amounts:

	31 December
	2002	2001	2000
	(£ million)
Goodwill timing differences	45.8	48.7	46.0
Other fixed asset timing differences	34.8	27.9	29.3
Other timing differences	(24.6)	(21.2)	(19.7)

	56.0	55.4	55.6

See Note 7 for information on deferred tax assets and liabilities for which no provision has been made.

8.	Notes to the financial information – (continued)

Note 22. Called	up share capital

	Shares		Shares		Shares
	2002	2002	2001	2001	2000	2000
	’000s	£m	’000s	£m	’000s	£m
Authorised
Ordinary shares 12 2/9p	1,223,591	149.5	1,223,591	149.5	1,223,591	149.5
5.5 per cent. cumulative preference shares £1	450	0.5	450	0.5	450	0.5

		150.0		150.0		150.0

On 7 August 2000, the ordinary share capital was consolidated by the issue of 9 new ordinary shares of 12 2/9p for every 11 ordinary shares of 10p held.

	Shares
	2002	2002
	’000s	£ million
Allotted, issued and fully paid
Equity capital: ordinary shares 10p
At 1 January 2000	1,117,545	111.8
Share options and convertible bonds	1,408	0.1

At 6 August 2000	1,118,953	111.9
Effect of share consolidation: ordinary shares 12 2/9p	(203,446)	—

At 7 August 2000	915,507	111.9
Share options and convertible bonds	3,682	0.5

At 31 December 2000	919,189	112.4
Share options and convertible bonds	5,623	0.7

At 31 December 2001	924,812	113.1
Share options	3,948	0.4

At 31 December 2002	928,760	113.5
Non-equity capital: 5.5 per cent. cumulative preference shares £1
At 1 January 2000, 31 December 2000, 31 December 2001 and 31 December 2002	269	0.3

Total called up share capital at 31 December 2002		113.8

The 5.5 per cent. cumulative preference shares are denominated in sterling and the fair value is not materially different from the book value. They are non-voting and carry preferential rights to dividend and distribution on winding up.

Note 23. Share	option schemes

	Exercisable in stages between	Exercise prices per share range between	Shares the subject of options ’000s
Employee share option schemes	2003 – 2008	124.0p – 372.7p	4,246
Executive share option schemes	2003 – 2011	143.0p – 409.5p	15,573

			19,819

As the employee scheme is a UK Inland Revenue approved Save As You Earn scheme, Smith & Nephew is exempt from accounting for the difference between the share option price and the market value at the grant date.

In 2001, Smith & Nephew established a qualifying employee share ownership trust (QUEST) to acquire Smith & Nephew ordinary shares for transfer to employees exercising options under the Smith & Nephew employee share option scheme. The trustee of the QUEST is Smith & Nephew Employees Trustees Limited, a wholly-owned subsidiary of Smith & Nephew. During the year, the QUEST subscribed for 950,317 shares (2001 – 837,129 shares) at a cost of £2.3 million (2001 – £2.1 million) and transferred a total of 950,317 shares (2001 – 837,129 shares) to employees on the exercise of options for a consideration of £1.4 million (2001 – £1.2 million). All employees of UK group subsidiary companies, including executive directors of Smith & Nephew, are potential beneficiaries under the QUEST.

41

8.	Notes to the financial information – (continued)

Note	24. Reserves

	Share premium	Profit and loss account
	(£ million)
At 1 January 2000	118.3	260.4
Share options	6.9	—
Convertible bonds	0.2	—
Exchange adjustments	—	(12.9)
Retained deficit for the year	—	(249.4)
Goodwill on disposals	—	31.8

At 31 December 2000	125.4	29.9
Share options	10.4	—
Exchange adjustments	—	(8.8)
Retained profit for the year	—	86.7
Movements relating to the QUEST – (Note 23)	—	(2.1)
Unrealised gain on formation of joint venture	—	31.8
Goodwill on operations contributed to the joint venture	—	17.9

At 31 December 2001	135.8	155.4
Share options	8.0	—
Exchange adjustments	—	9.1
Retained profit for the year	—	67.5
Movements relating to the QUEST – (Note 23)	—	(2.3)
Goodwill on disposals	—	30.0

At 31 December 2002	143.8	259.7

Net exchange gains of £68.2 million (2001 – losses of £5.8 million, 2000 – losses of £32.9 million) arising on foreign currency net borrowings are included within the £9.1 million (2001 – negative £8.8 million, 2000 – negative £12.9 million) translational differences on foreign currency net investments.

The cumulative amount of goodwill charged to reserves is £292.3 million (2001 – £329.5 million, 2000 – £344.4 million) against which £116.0 million of transaction relief has been offset. The movement in goodwill in the year includes a decrease due to goodwill written back to reserves on the disposal of the rehabilitation business of £30.0 million and a decrease due to exchange movements of £7.2 million (2001 – decrease of £14.9 million, 2000 – decrease of £24.4 million). At 31 December 2002, £136.3 million was available in the parent company for payment of dividends.

Note 25. Cash	flow statement

Reconciliation of operating profit to net cash flow from operating activities

	Years ended 31 December
	2002	2001	2000
	(£ million)
Operating profit	150.7	154.0	162.7
Depreciation and amortisation	74.2	60.3	62.3
Loss/(profit) on sale of tangible fixed assets	2.7	(0.7)	3.2
Write-off of Advanced Tissue Sciences, Inc., investment	17.5	—	—
(Increase)/decrease in stocks	(11.5)	(40.0)	(7.1)
(Increase)/decrease in debtors	(21.1)	(17.9)	4.5
(Decrease)/increase in creditors and provisions	(3.2)	36.2	(21.6)

Cash inflow from operating activities	209.3	191.9	204.0

8.	Notes to the financial information – (continued)

Analysis of net debt

	Cash	Overdrafts	Borrowings due within one year	Borrowings due after one year	Net currency swaps	Liquid resources(i)	Total
	(£ million)
At 1 January 2000	23.8	(5.1)	(46.0)	(16.0)	(6.7)	72.3	22.3
Net cash flow	—	(2.4)	(14.5)	(146.1)	9.6	(72.3)	(225.7)
Exchange adjustment	(0.2)	0.3	(1.1)	(3.0)	(28.9)	—	(32.9)

At 31 December 2000	23.6	(7.2)	(61.6)	(165.1)	(26.0)	—	(236.3)
Net cash flow	4.1	3.3	(30.2)	7.4	14.0	—	(1.4)
Exchange adjustment	(1.3)	0.2	1.5	(3.5)	(2.7)	—	(5.8)

At 31 December 2001	26.4	(3.7)	(90.3)	(161.2)	(14.7)	—	(243.5)
Net cash flow	(4.0)	(8.9)	(70.6)	(18.1)	—	—	(101.6)
Exchange adjustment	0.1	0.3	21.3	15.1	31.4	—	68.2

At 31 December 2002	22.5	(12.3)	(139.6)	(164.2)	16.7	—	(276.9)

(i)	Liquid resources comprise cash deposits.

Reconciliation of net cash flow to movement in net debt

	Years ended 31 December
	2002	2001	2000
	(£ million)
Change in cash in the year	(12.9)	7.4	(2.4)
Change in liquid resources	—	—	(72.3)
Change in net currency swaps	—	14.0	9.6
Change in borrowings	(88.7)	(22.8)	(160.6)

Change in net debt from cash flows	(101.6)	(1.4)	(225.7)
Exchange adjustments	68.2	(5.8)	(32.9)

Change in net debt in the year	(33.4)	(7.2)	(258.6)
Opening net (debt)/cash	(243.5)	(236.3)	22.3

Closing net debt	(276.9)	(243.5)	(236.3)

Disposals

The net assets of the rehabilitation business disposed of in 2002 comprised fixed assets £9.1 million, stocks £10.1 million, debtors £13.0 million and creditors £9.1 million.

Note 26. Currency	translation

The exchange rates used for the translation of currencies that have the most significant impact on the group results were:

	Average rates
	2002	2001	2000
US dollar	1.51	1.44	1.51
Euro	1.59	1.61	1.64

	Year end rates
	2002	2001	2000
US dollar	1.61	1.46	1.49
Euro	1.53	1.64	1.59

8.	Notes to the financial information – (continued)

Note 27. Acquisitions

Acquisitions in 2002

On 28 March 2002 the group acquired Oratec Interventions, Inc., at a net cost of £191.2 million in cash. Its assets are included in the group’s balance sheet at fair value at the date of acquisition as follows:

	Net book value	Fair value adjustments	Fair value to group
	(£ million)
Net assets at date of acquisition:
Fixed assets	6.5	(1.8)	4.7
Intangibles	2.4	—	2.4
Stock	4.5	0.3	4.8
Debtors	6.1	(0.2)	5.9
Creditors due within one year	(4.2)	0.6	(3.6)
Provisions	(3.9)	—	(3.9)
Deferred taxation	—	15.2	15.2

Net assets	11.4	14.1	25.5
Goodwill arising on acquisition			165.7

			191.2

Discharged by:
Cash consideration			222.5
Cash acquired in Oratec			(39.1)
Costs associated with acquisition			7.8

			191.2

The fair value adjustments reflect the adoption of group accounting policies and deferred taxation arising due to trading losses in the acquired entity which are available for offset.

In 2001, Oratec earned a profit after tax of £0.6 million. For the period 1 January 2002 to 28 March 2002, which was the effective date of acquisition, turnover was £7.9 million and the loss after tax of £0.5 million comprised £0.8 million of operating loss and £0.3 million of interest received. There were no other recognised gains and losses in the three months ended 28 March 2002.

Since acquisition Oratec has contributed £21.6 million to the group’s turnover, £3.8 million to profit before goodwill amortisation and exceptional items and incurred a net operating cash outflow of £6.1 million including capital expenditure of £0.7 million.

The impact of other acquisitions, including deferred consideration in respect of prior years acquisition, was:

Net book value
(£ million)
Tangible fixed assets	0.6
Intangible assets	7.3
Current assets	3.7
Current liabilities	(3.8)

7.8
Goodwill	2.0

Consideration	9.8
Associated undertaking formation costs	1.8
Deferred consideration in respect of previous acquisitions paid in the year	5.5

Total consideration	17.1

£2.0 million consideration is accrued and payable in cash in 2003. There was no material difference between the fair value and book value of net assets acquired.

8.	Notes to the financial information – (continued)

Acquisitions in 2001

The principal acquisitions during the year were the advanced woundcare business acquired in April 2001 and the Acticoat business acquired in May 2001. Under acquisition accounting the impact on the consolidated balance sheet of all acquisitions in the year was:

Net book value
(£ million)
Tangible fixed assets	3.1
Intangible assets	3.5
Current assets	3.3

9.9
Goodwill	39.4

Consideration	49.3
Deferred consideration in respect of previous acquisitions	20.0

Total consideration	69.3

There was no material difference between the fair value and book value of net assets acquired.

Acquisitions in 2000

The principal acquisitions during the year were the Collagenase business acquired in January 2000 and the Orthopaedics Biosystems business acquired in November 2000. Under acquisition accounting the impact on the consolidated balance sheet of the acquisitions in the year was:

Net book value
(£ million)
Tangible fixed assets	0.1
Current assets	1.9
Current liabilities	(1.1)

0.9
Goodwill	89.9

Total consideration	90.8

Of the consideration £39.7 million is deferred consideration (payable in cash) and £51.1 million was cash consideration. There was no material difference between the fair value and book value of net assets acquired.

Note	28. Financial commitments

Group capital expenditure contracted but not provided for amounted to £4.3 million (200 – £4.5 million, 2000 – £2.8 million).

Following the acquisition of Advanced Tissue Sciences, Inc.’s, 50 per cent. share in the Dermagraft joint arrangement all obligations to make contingent milestone payments ceased (2001 – £3.4 million payable, 2000 – £6.7 million payable).

Under the group’s acquisition and joint development agreements with NUCRYST Pharmaceuticals Corp, amounts of up to £4.7 million (2001 – £7.2 million, 2000 – nil) could become payable on achievement of certain milestones related to regulatory and reimbursement approvals with a further £28.0 million (2001 – £30.9 million, 2000 – nil) contingent on achievement of sales milestones.

At 31 December 2002, the group was committed to making the following payments during 2003:

	Land and buildings			Other assets
	2002	2001	2000	2002	2001	2000
	(£ million)
Operating leases which expire:
Within one year	1.6	1.8	1.7	1.8	1.9	2.1
After one and within five years	3.6	1.9	2.7	7.2	6.5	5.8
After five years	3.6	3.3	2.9	—	—	0.2

	8.8	7.0	7.3	9.0	8.4	8.1

8.	Notes to the financial information – (continued)

Note 29.    Contingent liabilities

	31 December
	2002	2001	2000
	(£ million)
Guarantees in respect of subsidiary undertakings	—	—	—
Other	—	2.3	3.0

	—	2.3	3.0

The group is party to legal proceedings in the normal course of business which it is considered will not result in any material adverse effect.

Note 30.    Post-retirement benefits

The group sponsors pension plans for its employees in most of the countries in which it has major operating companies. The plans are funded by the payment of contributions to separately administered trust funds or insurance companies. Pension plans are established under the laws of the relevant territory, with their assets held in separate trust funds or by insurance companies. In those countries where there is no company-sponsored pension plan, state benefits are considered adequate. Employees’ retirement benefits are the subject of regular management review.

For many years the group’s major pension plans in the UK and US have been of the defined benefit type. However, from 2003 all new employees will be provided with a defined contribution pension plan. Existing employees will be given the opportunity to choose whether to remain in their existing plan or change to the new arrangements. Under the projected unit method the current service cost will increase as the members of the defined benefit plans approach retirement.

The pension cost for the group’s major defined benefit plans in the UK and US has been determined by independent qualified actuaries, using the projected unit method to give a substantially level percentage cost on the current and expected future pensionable payroll. The deficit of plan assets to plan liabilities is amortised, using the percentage of payroll method, over the weighted average of expected pensionable payroll and remaining service lives of current employees in the plan. The actuarial assumptions used for 2002 are as follows:

	UK	US
	(% per annum, except service lives)
Increase in pensionable earnings	4.6	5.0
Increase in pensions	2.6	Nil
Inflation	2.6	3.0
Net return on investments	7.0	8.0
Average remaining service lives	10 years	13 years

At the dates of the most recent actuarial valuations (in September and December 2001) the aggregate market value of the assets of the group’s main defined benefit plans in the UK and US was £268 million (2001 – £283 million: valuations in September 2000 and January 2001) representing 93 per cent. of plan liabilities for accrued benefits, including allowance for projected future increases in salaries, resulting in a net deficit of £19.8 million (2001 – 104 per cent. and a net surplus of £10.0 million). The estimated deficit of these plans as at 31 December 2002 was £80 million.

The unamortised balance of the plan deficits was £22.7 million (2001 –  surplus £8.9 million, 2000 – £8.5 million).

The contributions made in the UK and US in the accounting period were £2.6 million (2001 – £2.2 million) and £5.2 million (2001 – £6.5 million) respectively. The contribution rates for 2003 are expected to be 11 per cent. of pensionable earnings plus a supplementary payment of £4 million in the UK and 4 per cent. of pensionable earnings plus a supplementary payment of £5 million in the US.

Included in debtors due after more than one year is a prepayment of £5.3 million (2001 – £5.6 million, 2000 – £5.3 million) and included in creditors is an accrual of £6.4 million (2001 – £7.3 million, 2000 – £9.8 million) relating to the funding of certain group pension plans.

46

8.	Notes to the financial information – (continued)

The group recharges the UK pension plan with the costs of administration and independent advisers. The amount recharged in the year to December 31, 2002 was £0.4 million (2001 – £0.7 million, 2000 – £0.4 million). The amount receivable at December 31, 2002 was £0.1 million (2001 – £0.6 million, 2000 – £0.2 million).

The costs of providing healthcare benefits after retirement of £0.8 million (2001 – £0.1 million, 2000 – £0.7 million) are determined by independent qualified actuaries. The unfunded liability of £9.4 million (2001 – £9.2 million, 2000 – £9.3 million) in respect of the accrued healthcare benefits is included in provisions. The principal actuarial assumptions in determining the cost of providing healthcare benefits are those in the UK and the US:

	UK	US
	(% per annum)
Interest rate	5.6	7.0
Medical cost inflation	6.6	8.0

Note 31. Post-retirement	benefits (FRS 17)

The disclosures below show the effect on the group’s financial statements had FRS 17 been adopted and relate to the major defined benefit retirement plans in the UK and the US. Other plans are not material.

The principal assumptions used by the independent qualified actuaries in valuing the UK and US plans at 31 December for FRS 17 purposes were:

	2002		2001
	UK	US	UK	US
	(% per annum)
Increase in pensionable earnings	4.3	5.0	4.0	5.0
Increase in pensions	2.3	Nil	2.5	Nil
Inflation	2.3	3.0	2.5	3.0
Discount rate	5.6	7.0	6.0	7.1

The assets and liabilities in the plans and the expected rates of return on investments were:

	31 December 2002
	UK Plan		US Plan
	Rate of return (%)	Value (£ million)	Rate of return (%)	Value (£ million)
Equities	7.8	114.3	8.7	34.4
Government bonds	4.5	34.0	5.8	8.0
Corporate bonds	5.6	—	7.0	7.0
Property	6.2	9.6	—	—
Other	5.0	7.0	4.2	1.1

Market value of assets		164.9		50.5
Present value of liabilities		(221.4)		(105.2)

Deficit		(56.5)		(54.7)
Post-retirement healthcare		(3.3)		(7.0)

		(59.8)		(61.7)
Related deferred tax asset		17.9		23.4

Net retirement benefit liability		(41.9)		(38.3)

8.	Notes to the financial information – (continued)

	31 December 2001
	UK Plan		US Plan
	Rate of return (%)	Value (£ million)	Rate of return (%)	Value (£ million)
Equities	9.0	149.1	10.0	42.8
Government bonds	4.9	36.0	5.5	8.4
Corporate bonds	6.0	—	7.1	6.8
Property	6.9	9.4	—	—
Other	5.8	6.6	2.5	4.8

Market value of assets		201.1		62.8
Present value of liabilities		(190.2)		(103.8)

Surplus/(deficit)		10.9		(41.0)
Post retirement healthcare		(3.1)		(7.4)

		7.8		(48.4)
Related deferred tax (liability)/asset		(2.3)		18.4

Net retirement benefit asset/(liability)		5.5		(30.0)

The group’s shareholders’ funds and profit and loss account at 31 December would have been as follows:

	2002		2001
	Shareholders’ Funds	Profit and loss account	Shareholders’ Funds	Profit and loss account
	(£ million)
As reported	517.3	259.7	404.6	155.4
Provided under SSAP 24	7.8	7.8	8.1	8.1
Less: related deferred tax	(3.0)	(3.0)	(3.2)	(3.2)

	522.1	264.5	409.5	160.3
FRS 17 net retirement liability above	(80.2)	(80.2)	(24.5)	(24.5)

As adjusted for FRS 17	441.9	184.3	385.0	135.8

The following amounts would have been charged to operating profit in 2002:

	UK plan	US plan	Total
	(£ million)
Current service cost – employers portion	5.9	5.2	11.1
Past service cost	0.1	—	0.1

Total operating charge	6.0	5.2	11.2

The following amounts would have been charged/(credited) to other finance costs in 2002:

	UK plan	US plan	Total
	(£ million)
Interest cost	11.4	7.1	18.5
Expected return on assets in the plan	(16.2)	(5.3)	(21.5)

Net (credit)/cost	(4.8)	1.8	(3.0)

The net amounts that would have been charged under FRS 17 of £8.2 million compares with the cost under SSAP 24 of £7.8 million.

48

8.	Notes to the financial information – (continued)

The following amounts would have been included in the statement of total recognised gains and losses in 2002:

	UK plan	US plan
Difference between expected and actual return on assets
Amount (£ million)	(47.9)	(13.9)
Percentage of plan assets	29.0%	27.5%

Experience gains and losses arising on the plan liabilities
Amount (£ million)	(2.5)	(1.1)
Percentage of plan liabilities	1.1%	1.0%

Effects of changes in demographic and financial assumptions underlying the present value of the plan liabilities
Amount (£ million)	(18.6)	(1.9)
Actuarial loss recognised in the statement of total recognised gains and losses
Amount (£ million)	(69.0)	(16.9)

Percentage of plan liabilities	31.2%	16.1%

The following table reconciles the movement in the plan surplus/(deficit) during 2002:

	UK plan	US plan
	(£ million)
Surplus/(deficit) in the plan at 1 January 2002	10.9	(41.0)
Movement in the year:
Current service cost – total	(8.6)	(5.2)
Past service cost	(0.1)	—
Other finance income/(cost)	4.8	(1.8)
Actuarial loss	(69.0)	(16.9)
Contributions paid (including by employees)	5.5	5.2
Currency adjustment	—	5.0

Deficit in the plan at 31 December 2002	(56.5)	(54.7)

The cost of providing healthcare benefits after retirement of £0.8 million is determined by independent actuaries and would be charged to operating profit in 2002. The principal actuarial assumptions in determining the cost of providing healthcare benefits are those in the UK and the US.

	2002		2001
	UK	US	UK	US
	% per annum
Interest rate	5.6	7.0	6.0	7.1
Medical cost inflation	6.6	8.0	7.0	9.0

Note	32. Smith & Nephew Employees’ Share Trust (the “Existing Trust”)

(£ million)
At 1 January 2000	—
Shares acquired	2.9
Shares vested	—

At 31 December 2000	2.9
Shares acquired	1.2
Shares vested	(1.6)

At 31 December 2001	2.5
Shares acquired	2.4
Shares vested	(1.7)

At December 31, 2002	3.2

8.	Notes to the financial information – (continued)

The Existing Trust was established to hold shares relating to the long-term incentive plan. The Existing Trust is administered by an independent professional trust company resident in Jersey and is funded by a loan from Smith & Nephew. The costs of the Existing Trust are charged to the profit and loss account as they accrue. A dividend waiver is in place in respect of those shares held under the long-term incentive plan that are yet to vest. The waiver represents less than 1 per cent. of the total dividends paid.

At 31 December 2002, the Existing Trust held 1.5 million (2001 – 1.1 million, 2000 – 0.9 million) ordinary shares of Smith & Nephew at an aggregate cost of £5.2 million, (2001 – £3.5 million, 2000 – £2.9 million). 0.9 million shares, at an aggregate cost of £3.2 million, are included within fixed asset investments on the group balance sheet. The market value of these shares at 31 December 2002 was £3.4 million (2001 – £3.3 million, 2000 – £2.9 million). 0.6 million (2001 – 0.3 million, 2000 – nil) shares, with an original cost of £2.0 million (2001 – £1.0 million, 2000 – nil), have vested and are held under option for the benefit of directors and employees.

Note 33. Related	party transactions with joint venture and associated undertaking

In the course of normal operations, the group traded on an arm’s-length basis with its joint venture BSN Medical and associated undertaking AbilityOne. The aggregated transactions which have not been disclosed elsewhere in the accounts are summarised below:

	With BSN Medical			With AbilityOne
	2002	2001	2000	2002	2001
	(£ million)
Sales to the joint venture/associate	6.9	6.5	—	0.4	—
(Loss)/profit made on sales	(0.3)	(0.4)	—	0.1	—
Agency fees received	19.0	19.2	—	—	—
Management charges received	1.6	0.8	—	—	—
Purchases from the joint venture/associate	13.2	11.2	—	5.3	—
Profit made by the joint venture on purchases	0.1	0.5	—	—	—
Interest payable to the joint venture	—	(0.7)	—	—	—
Interest receivable from the joint venture	0.4	1.7	—	—	—

PART IV

FINANCIAL INFORMATION RELATING TO CENTERPULSE

SECTION	A: IFRS financial information

1. The	following financial information for the three years ended 31 December 2000, 2001 and 2002 has been extracted, without material adjustment, from the full audited consolidated financial statements of Centerpulse, formerly Sulzer Medica, AG for those periods. PricewaterhouseCoopers [6.A.4]AG, Zürcherstrasse 46, 8401 Winterthur (Switzerland), has made a report under Article 731a of the Swiss Code of Obligation in respect of those consolidated financial statements for each of the years ended 31 December 2000, 2001 and 2002.

In the audit opinion given relating to the consolidated financial statements for the year ended 31 December 2001, the following emphasis of matter paragraph was included: “Without qualifying our opinion we draw your attention in accordance with the International Standards on Auditing (ISA) to the following: as described in Note 9 to the consolidated financial statements, on 13 March 2002 Sulzer Medica has reached a tentative settlement agreement with the patients in the USA affected by defective hip and knee implants. The Group’s estimate of costs directly related to this tentative settlement agreement amount to USD 873 million and is recognised in the 2001 consolidated financial statements. As a result of the uncertainties existing in connection with this pending litigation, the ultimate outcome of this matter [6.A.5]cannot presently be determined. This emphasis of matter represents, in contrast to the ISA, a qualification in accordance with the auditing standards promulgated by the Swiss profession.” No such emphasis of matter paragraph under ISA or qualification under the auditing standards promulgated by the Swiss profession was included in the audit opinion given relating to the financial statements for the years ended 31 December 2000 and 2002.

The accompanying notes are an integral part of this financial information.

51

2.	Centerpulse consolidated income statements

For the year ended 31 December

		2002	2001	2000
	Notes	(in millions CHF)
Net sales		1,470	1,418	1,347
Cost of sales		(480)	(540)	(420)

Gross profit		990	878	927
Selling, general and administrative expense		(631)	(648)	(555)
Research and development expense		(94)	(130)	(108)
Other operating income	8	2	—	6

Operating income before goodwill amortisation and exceptional items		267	100	270
Goodwill amortisation		(50)	(57)	(39)
Hip and knee implant litigation	9	—	(1,476)	—
Exceptional operating items	10	(12)	(198)	(1)
Gain on sale of discontinued operations	11	200	—	—

Operating income/(loss)		405	(1,631)	230
Financial (expense)/income	12	(28)	7	29
Other non-operating (expense)/income	12	(1)	(21)	—

Income/loss before taxes		376	(1,645)	259
Taxes	13	(37)	454	(67)

Net income/(net loss) before minority interests		339	(1,191)	192
Minority interests		(2)	(2)	(2)

Net income/(loss)		337	(1,193)	190

Per registered share/per American Depositary Share (ADS)
Basic earnings/(loss) per share	14	33.10	(119.62)	19.01
Basic earnings/(loss) per ADS		3.31	(11.96)	1.90
Diluted earnings/(loss) per share	14	32.82	(119.62)	18.98
Diluted earnings/(loss) per ADS		3.28	(11.96)	1.90

The accompanying notes are an integral part of this financial information.

3.	Centerpulse consolidated balance sheets

As at 31 December

		2002	2001	2000
	Notes	(in millions CHF)
Assets
Non-current assets
Intangible assets	15	604	930	689
Property, plant and equipment	16	200	236	223
Investments and other financial assets	17	70	65	104
Deferred income taxes	13	541	643	142

Total non-current assets		1,415	1,874	1,158

Current assets
Inventories	18	352	411	389
Trade accounts receivable	19	290	308	287
Other accounts receivable and prepaid expenses		82	122	58
Cash and cash equivalents		199	156	633

Total current assets		923	997	1,367

Total assets		2,338	2,871	2,525

Equity and Liabilities

Shareholders’ equity	21	1,270	784	1,993

Minority interests		8	7	5

Non-current liabilities
Non-current borrowings	22	487	20	19
Deferred income taxes		19	19	20
Non-current provisions	23	159	1,468	144
Other non-current liabilities		4	11	4

Total non-current liabilities		669	1,518	187

Current liabilities
Current borrowings	24	70	75	86
Current provisions	23	92	223	54
Trade accounts payable		64	70	55
Other current and accrued liabilities	25	165	194	145

Total current liabilities		391	562	340

Total liabilities		1,060	2,080	527

Total equity and liabilities		2,338	2,871	2,525

The accompanying notes are an integral part of this financial information.

4.	Centerpulse consolidated statement of shareholders’ equity

	Share capital	Additional paid-in capital	Retained earnings	Cumulative translation adjustment	Treasury stock	Total
	(in millions CHF, except share data)
1 January 2000	300	766	683	95	(5)	1,839

Dividends (CHF 5 per share)			(50)			(50)
Options exercised (note 30)		3				3
Increase in treasury stock					(2)	(2)

Net income			190			190
Currency translation adjustments				13		13
Comprehensive income(1)			190	13		203

31 December 2000	300	769	823	108	(7)	1,993

Adjustments for adopting IAS 39			12			12
Dividends (CHF 6 per share)			(60)			(60)
Options exercised (note 30)						—
Increase in treasury stock					(9)	(9)
Fair value reserve			(9)			(9)

Net income			(1,193)			(1,193)
Currency translation adjustments				50		50
Comprehensive income(1)			(1,193)	50		(1,143)

31 December 2001	300	769	(427)	158	(16)	784

Capital increase	55	201				256
Cost of capital increase		(18)				(18)
Options exercised (note 30)	1	2				3
Increase in treasury stock					(1)	(1)
Fair value reserve						—

Net income			337			337
Currency translation adjustments				(91)		(91)
Comprehensive income(1)			337	(91)		246

31 December 2002	356	954	(90)	67	(17)	1,270

(1)	Comprehensive income includes changes in equity, other than those arising from investment by owners and distributions to owners. The comprehensive income was CHF 246, CHF (1,143) and CHF 203 million in 2002, 2001 and 2000 respectively.

The accompanying notes are an integral part of this financial information.

5.	Centerpulse consolidated cash flow statements

For the year ended 31 December

	2002	2001	2000
	(in millions CHF)
Cash flow from operating activities
Net income/net loss	337	(1,193)	190
Minority interests	2	2	2
Gain on sale of discontinued operations	(200)	—	—
Depreciation and amortisation	124	195	117
Change in provisions(1)	(1,282)	1,492	(7)
Change in net current assets & long-term receivables	(75)	(40)	(10)
Exceptional write-down of goodwill	—	53	—
Other non-cash items, net	(15)	(416)	5

Total cash flow from operating activities	(1,109)	93	297

Cash flow from investing activities
Purchase/sale of intangible assets	(2)	(8)	(6)
Purchase/sale of tangible assets	(60)	(71)	(49)
Acquisitions including minority investments	(14)	(413)	(80)
Proceeds from divestitures	400	27	4
Purchase/sale of long-term financial assets	(11)	(38)	(22)

Total cash flow from investing activities	313	(503)	(153)

Net cash flow before financing activities	(796)	(410)	144

Cash flow from financing activities
Proceeds from issuance of share capital	241	—	3
Change in treasury stock	(1)	(9)	(2)
Increase in borrowings	1,010	7	—
Repayment of borrowings	(484)	(26)	(4)
Dividends	—	(60)	(50)

Total cash flow from/(used in) financing activities	766	(88)	(53)

Net effect of currency translation on cash and cash equivalents	73	21	(4)
Change in cash and cash equivalents	43	(477)	87

Cash and cash equivalents at beginning of period	156	633	546
Cash and cash equivalents at end of period	199	156	633

Supplemental cash flow information:
Interest receipts	4	14	39
Interest payments	(12)	(8)	(8)
Income tax payments	(44)	(24)	(55)

(1)	Included in change in provisions in 2002 is the cash outflow related to the hip and knee implant litigation of CHF 1,242 million.

The accompanying notes are an integral part of this financial information.

6.	Notes to the consolidated financial information

Note 1:    General information

On 9 January 1997, the board of directors of Sulzer Ltd, Winterthur, Switzerland (“Sulzer”) approved a plan to offer a minority shareholding in its SulzerMedica Group AG to the public. In order to prepare for this offering, Sulzer transferred its ownership interest in its orthopaedic, electrophysiology and cardiovascular prostheses subsidiaries to SulzerMedica Ltd (“SulzerMedica”), a company previously named Sulzer Orthopaedics Ltd, incorporated in Switzerland. On 14 July 1997, SulzerMedica increased its share capital by 2,600,000 registered shares, each with a nominal value of CHF 30. These shares were sold to the public through an Initial Public Offering (IPO) in July 1997, for CHF 350 per share. Upon completion of the IPO via capital increase, Sulzer’s beneficial ownership of the company’s common stock was reduced to 74 per cent. On 1 February 1999, SulzerMedica completed its sale of the electrophysiology business.

At the Sulzer Annual General Meeting on 19 April 2001 the shareholders approved the separation of Sulzer and SulzerMedica (Centerpulse). The separation was completed on 10 July 2001. At the extraordinary shareholders’ meeting of SulzerMedica on 9 July 2001 the company took the final step to complete its independence from parent company Sulzer. At the annual general meeting of SulzerMedica on 17 May 2002 the shareholders approved the change of the SulzerMedica Group AG name to Centerpulse AG (referred to as “Centerpulse Group” in the following Notes to the consolidated financial information).

On 12 June 2002 the Centerpulse Group announced its plans to divest its Cardiovascular division, comprising the Centerpulse Group’s entire cardiac and vascular care product lines that produce and distribute mechanical and tissue heart valves and products for the treatment of vascular obstructions and diseases. On 7 November 2002, the Centerpulse Group concluded the sale of IntraTherapeutics, Inc. to ev3 Inc., a portfolio company run by equity firms Warburg Pincus LLC and The Vertical Group, for $95 million. On 18 November 2002, the Centerpulse Group concluded the sale of Vascutek Ltd. to Terumo Corporation of Japan for $170 million. On 27 November 2002, the Centerpulse Group announced that it had entered into a definitive agreement to sell its Carbomedics Inc. and Mitroflow Corp. mechanical and tissue valve business to the Italian medical device company Snia S.p.A. for a total consideration of $116 million. On 21 January 2003, the Centerpulse Group announced that this sale had been concluded.

Note 2:    Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS). The consolidated financial statements have been prepared under the historical cost convention as modified by the revaluation of available for-sale investment securities.

In 2002 no new International Accounting Standards or International Financial Reporting Standards have been introduced. In 2001 the following new International Financial Reporting Standards were adopted: IAS 39 Financial Instruments: Measurement and Recognition; and IAS 40 Investment Properties. These new applications resulted in minor changes in the presentation of the consolidated financial statements. In 2000 the following new IAS were adopted: IAS 10 (rev. 1999) Events After the Balance Sheet Date, IAS 22 (rev. 1998) Business Combinations and IAS 38 Intangible Assets. These new applications resulted in minor changes in the presentation of the consolidated financial statements. Additionally, in 2000 treasury stock is deducted from equity as required by SIC 16. Furthermore, the Centerpulse Group changed the disclosure of royalty expenses incurred within the operating income. Previously, the corresponding amount was shown as part of the line “Selling, general and administrative expense”, but is now shown as part of the line “Cost of Sales”. Furthermore, within the consolidated balance sheet the loaner instruments were reclassified from “Inventories” to “Property, plant and equipment”. Management is of the opinion that these changes resulted in a more appropriate presentation of the consolidated financial statements.

The term “in millions CHF” in these consolidated financial statements refers to millions of Swiss francs.

Note 3:    Accounting and consolidation principles

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to valuation of the depreciable lives of fixed assets and intangible assets, allowances for doubtful accounts, inventory obsolescence, provisions, impairment charges and deferred taxes. Actual results could differ from estimates.

6.	Notes to the consolidated financial information – (continued)

Consolidation principles.    The consolidated financial statements include all of the assets, liabilities, income and expense of companies in which Centerpulse, directly or indirectly, holds more than 50 per cent. of the voting rights or otherwise has the power to control the company.

Acquisitions have been accounted for using the purchase method. All material intercompany balances and transactions are eliminated.

Investments in associates companies.    Companies in which the Centerpulse Group holds between 20 per cent. and 50 per cent. of the voting rights and exercises significant influence are accounted for by using the equity method. Due to the insignificance of this position the Centerpulse Group’s share in the equity is presented under “Investments and other financial assets” and not in a separate line. The Centerpulse Group’s share of net income is presented under “Other operating income”.

Available-for-sale investments.    As of 1 January 2001 minority investments and other financial assets are initially recorded at cost and subsequently carried at fair value. The Centerpulse Group has classified all these equity investments as available-for-sale. Changes in fair value are deferred as a fair value adjustment in equity and recycled to the income statement when the asset is sold. Unrealised losses considered to be other than temporary are included in the income statement. Depending on the classification of the investment as operating or not, the impairment is recorded as other operating expenses or as financial expense, or as exceptional operating item, respectively.

Foreign currency conversion.    Items included in the financial statements of each entity in the Centerpulse Group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity (“the measurement currency”). The consolidated financial statements are presented in Swiss francs, which is the measurement currency of the parent. Transactions in foreign currencies are translated into the measurement currency using exchange rates prevailing at the dates of transaction. Assets and liabilities in foreign currencies are stated at the year-end rate. The resulting exchange differences are included in the net income.

The assets and liabilities of foreign affiliates, including acquired goodwill, are translated using the year-end rates of exchange. Income statements and cashflow statements are translated at average exchange rates for the year if the effective rate does not deviate significantly from the average exchange rate. Currency conversion differences resulting from consolidation are included in shareholders’ equity. In the event of sale or liquidation of foreign affiliated companies, the cumulative currency conversion differences relating to the company that has been disposed of form part of the gain or loss on the sale or liquidation proceeds.

Goodwill and other intangible assets.    Goodwill arising from acquisitions is capitalised in the currency of the acquired company and amortised on a straight-line basis over its useful life, not exceeding 20 years.

Other intangible assets include licences, patents, trademarks and similar rights as well as existing technology acquired from third parties. These assets are amortised over their estimated useful lives, not exceeding 10 years.

Property, plant and equipment.    Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful life, land is not depreciated.

The estimated useful lives of property, plant and equipment are as follows:

Buildings	25 – 40 years
Machinery	5 – 15 years
Equipment	5 – 10 years
Tools, EDP equipment and patterns	max. 5 years
Motor vehicles	4 years

Interest costs on borrowings to finance the construction of property, plant and equipment are capitalised during the period of time that is required to complete and prepare the property for its intended use, as part of the cost of the asset.

Investment property.    Investment property is held for long-term rental yields and is not occupied by the Centerpulse Group. Such properties are carried at cost less accumulated depreciation. The disclosed fair value is based on market evidence and on discounted cash flow projections based on existing and potential rent contracts.

6.	Notes to the consolidated financial information – (continued)

Impairment.    If circumstances affecting the recoverability of tangible and intangible assets change, and impairment has occurred, the Centerpulse Group compares the estimated discounted cash flows expected to be generated by the asset with its carrying value. It then records and recognises an impairment charge by means of a special depreciation of the excess carrying value and adjusts the useful lives of intangible assets as appropriate.

Inventories.    Raw materials, supplies and consumables are stated at the lower of cost or net realisable value. Finished products and work in progress are stated at the lower of production cost or net realisable value. Production costs include the cost of materials and direct and indirect manufacturing cost. Depending on the nature and the use, inventories are valued on the basis of weighted average prices or the FIFO method. Allowances are made for obsolete, slow-moving and excess inventories.

Accounts receivable.    Trade receivables are carried at original invoice amount less provision made for impairment of these receivables. Such provision for impairment of trade receivables is established if there is objective evidence that the Centerpulse Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows.

Cash and cash equivalents.    Cash and cash equivalents comprise bills, postal and bank accounts, together with current account and deposit balances with maturities of under three months at acquisition.

Provisions.    Provisions are recognised when the Centerpulse Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.

Derivative financial instruments.    The company uses derivative financial instruments to manage the economic impact of fluctuations in foreign currency exchange rates. Derivative financial instruments are initially recognised in the balance sheet at cost and subsequently are remeasured at their fair value. The method of recognising the resulting gain or loss is dependent on the nature of the item being hedged. The Centerpulse Group designates certain derivatives as either (1) a hedge of the fair value of a recognised asset or liability (fair value hedge), or (2) a hedge of a forecasted transaction or of a firm commitment (cash flow hedge), or (3) a hedge of a net investment in a foreign entity on the date a derivative contract is entered into.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the income statement, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective, are recognised in equity. The Centerpulse Group has classified all hedging activities as fair value hedges.

Employee benefits.    The liability of defined benefit plans for retirement benefits corresponds to the present value of benefits payable. The discount rate used for determining the present value is based on the prevailing interest rates applicable to long-term corporate or government bond issues with maturities extending over the average duration of the retirement benefit entitlements. All actuarially computed gains and losses which exceed 10 per cent. of the present value of future benefits payable or the underlying assets of the benefit plan (“corridor”), are amortised over the average remaining active period of employment.

Defined contribution plans are pure saving plans without any added benefits. The contributions made are charged directly to personnel costs.

Revenue recognition.    Revenue comprises the invoiced value for the sale of goods and services net of value-added tax, rebates and discounts, and after eliminating sales within the Centerpulse Group. Revenue from the sale of goods is recognised when significant risks and rewards of ownership of the goods are transferred to the buyer. Accruals for estimated future returns and credits are made when the related revenue is recognised. Such amounts are estimated on the basis of historical rates of return, customer inventory levels and other factors.

Income per share.    Basic income per share is calculated by dividing net income by the weighted average number of shares issued minus treasury stock during the year.

58

6.	Notes to the consolidated financial information – (continued)

Diluted net income per share is computed by dividing net income by the weighted average number of registered shares issued, minus treasury stock during the year, plus the incremental shares that would have been outstanding under the Centerpulse Share Option Schemes (see Note 30) upon the assumed exercise of dilutive stock options.

Research and development costs.    Research expenditure is recognised as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognised as intangible assets when it is probable that the project will be a success considering its commercial and technological feasibility, and only if the cost can be measured reliably.

Stock-based compensation.    Under the terms of the Centerpulse Management Stock Option Plan, the option exercise price is equal to the fair market value of the share at the date of grant and, accordingly, no costs other than social security costs are recorded in connection with the plans.

Taxes.    Provision is made for all income taxes assessed on profits earned up to the balance sheet date in the year to which they relate. Deferred taxes are included on differences between the amounts carried for tax purposes and those carried for corporate purposes, applying the liability method. For this purpose, all the valuation differences recorded by affiliated companies and tax losses they are carrying forward are taken into consideration. Deferred taxes are calculated at the locally applicable tax rates. These tax rates are immediately adjusted to reflect the effects of changes in the law. A potential offset against future tax costs through losses they are carrying forward and valuation differences is included in the balance sheet if this is expected to be realised in the form of anticipated profits. Deferred taxes on proposed profit distributions by subsidiaries are accrued. Where profits of subsidiaries are retained in the business and used for local investment, they are not included in the deferred tax calculation. Where the disposal of an investment is foreseen, the applicable deferred taxes are included. Deferred tax assets and liabilities are only offset by the entities subject to these taxes, to the extent that such income taxes are payable to the same authority and such offset is permitted by law. The movements in the deferred tax position are accounted for a direct charge or credit to tax expense.

Note 4:    Currency Exchange Rates

			Year-end rates Consolidated balance sheets		Average rates Consolidated statements of income and cash flow statements
CHF		2002	2001	2000	2002	2001	2000
1 US Dollar	USD	1.39	1.68	1.62	1.56	1.69	1.69
1 Pound Sterling	GBP	2.23	2.44	2.43	2.34	2.43	2.56
1 Euro	EUR	1.45	1.48	1.52	1.47	1.51	1.56
100 Japanese Yen	JPY	1.17	1.28	1.42	1.24	1.39	1.57

Note 5:    Composition of the Centerpulse Group

A list of investments held directly or indirectly by Centerpulse AG is provided below:

Company/Management		Share		Registered capital
Switzerland
<	Centerpulse Management Ltd, Zurich	100%	CHF	100,000.–
	Max Link
<	Centerpulse Services Ltd, Zurich	100%	CHF	100,000.–
	Claudio Aquilina
☐	Centerpulse Orthopaedics Ltd, Baar	100%	CHF	12,000,000.–
D	Richard Fritschi
☐	Centerpulse Orthopaedics (Switzerland) Ltd, Münsingen	100%	CHF	100,000.–
D	Peter Liniger
☐	Sulzer Cardiovascular Ltd, Baar	100%	CHF	500,000.–
	Mike Barrett

Belgium
☐	Centerpulse BeLux SA/NV, Brussels	100%	EUR	300,000.–
D	Jean-Pierre Willems

6.	Notes to the consolidated financial information – (continued)

		Share		Registered capital

Germany
<	Centerpulse Germany Holding GmbH, Freiburg	100%	EUR	35,000,000.–
	Urs Kamber
☐	Centerpulse Germany GmbH, Freiburg	100%	EUR	4,500,000.–
D	Klaus Hug/Georg Stadler
m	Centerpulse Dental GmbH, Freiburg	100%	EUR	511,292.–
	Werner Grotz/Steven E. Hanson
☐	Sulzer Cardiovascular GmbH, Hamburg	100%	EUR	512,000.–
	Mike Barrett

France
☐	Centerpulse France SA, Etupes	100%	EUR	130,000.–
D	Maurice Meytre
☐	Centerpulse Sud-Ouest Sarl, Toulouse-Blagnac	100%	EUR	54,000.–
D	Françoise Loesch
☐	Centerpulse Ouest Sarl, La Méziere	100%	EUR	2,256,000.–
D	Philippe Jaffres
☐	Centerpulse Centre Sarl, Ebreuil (Vichy)	100%	EUR	8,000.–
D	Benoît Combe
☐	Centerpulse Nord Sarl, Lille	100%	EUR	8,000.–
D	Eric Bauduin
☐	Centerpulse Industrie Sarl, Etupes	100%	EUR	1,600 000.–
	Maurice Meytre
☐	Sulzer Cardiovascular SA, Meudon (Paris)	100%	EUR	2,515,409.–
	James F. A. Deegan
m	Centerpulse Dental Sarl, Rungis (Paris)	100%	EUR	76,225.–
	Alexander Ochsner

United Kingdom
<	Centerpulse (UK) Holdings Ltd, Inchinnan	100%	GBP	16,160,000.–
	Marcel Bauckhage
<	SM RE Ltd, St. Peter Port (Guernsey)	100%	CHF	5,000,000.–
	Guy Hendry
☐	Centerpulse (UK) Ltd, Alton	100%	GBP	1,050,000.–
D	Guido Bassing
☐	Sulzer Carbomedics UK Ltd, Crawley	100%	GBP	1,000.–
	James F. A. Deegan

Netherlands
☐	Centerpulse Netherlands BV, Utrecht	100%	EUR	25,000.–
D	Rob Ringelberg
☐	Sulzer Cardiovascular BV, Utrecht	100%	EUR	150,500.–
	John Lawrence Groover

Italy
☐	Centerpulse Italia S.p.A., Opera (Milan)	100%	EUR	14,025,000.–
D	Marco Grubenmann
☐	Allo System Srl, Villorba (Treviso)	51%	EUR	40,000.–
D	Antonio De Cristofaro
☐	Migliori Srl, Viagrande (Catania)	51%	EUR	434,000.–
D	Fernando Migliori

6.	Notes to the consolidated financial information – (continued)

		Share		Registered capital

Austria
☐	Centerpulse Austria GmbH, Mödling	100%	EUR	60,000.–
D	Manfred Köppl

Spain
☐	Centerpulse Ibérica SA, Madrid	100%	EUR	62,226,10
D	Marcel Kyburz

Sweden
☐	Centerpulse Orthopaedics Sweden AB, Stockholm	100%	SEK	200,000.–
D	Bengt Sedell

Czech Republic
☐	Centerpulse CZ sro, Prague	100%	CZK	24,700,000.–
	Oldrich Cech

Canada
☐	Sulzer Medica Canada Inc., Toronto	100%	CAD	3,200,000.–
	Paul E. Parsons
☐	Centerpulse Orthopaedics Canada Inc., Toronto	100%	CAD	4,000,001.–
	Daniel Berdat
☐	Sulzer Carbomedics Canada Ltd, Calgary	100%	CAD	100.–
	Charles D. Griffin
☐	Sulzer Mitroflow Corp., Richmond	100%	CAD	12,000,000.–
	Mark Seboldt
m	Centerpulse Dental Corp., Etobicoke (Ontario)	100%	CAD	100.–
	Steven E. Hanson

USA
<	Centerpulse USA Holding Co., Houston, Texas	100%	USD	185,000,000.–
	Gabor-Paul Ondo
<	Centerpulse USA Inc., Houston, Texas	100%	USD	1,000.–
	Gabor-Paul Ondo
☐	Sulzer Carbomedics Inc., Austin, Texas	100%	USD	117,490,215.–
	Dennis C. Wallach
☐	Centerpulse Orthopaedics Inc., Austin, Texas	100%	USD	209,349,052.–
	David Floyd
D	Centerpulse Spine-Tech Inc., Minneapolis/Minnesota	100%	USD	615,290,443.–
	Mike McCormick
D	Centerpulse Spine-Tech Surgical Inc., Minneapolis/Minnesota	100%	USD	13,702,429.–
	Mike McCormick
m	Centerpulse Dental Inc., Carlsbad/California	100%	USD	52,378,029.–
	Steven E. Hanson
●	Centerpulse Biologics Inc., Austin, Texas	100%	USD	1,280,394.–
	Thomas Zehnder

Australia
☐	Centerpulse Australia Pty Ltd, Chatswood	100%	AUD	14,450,000.–
	Paul Aragones
m	Centerpulse Dental Australia Pty Ltd, Kensington	100%	AUD	1.–
	David Colquhoun

61

6.	Notes to the consolidated financial information – (continued)

		Share		Registered Capital
Israel
m	Centerpulse Dental Ltd, Ramat Gan	100%	ILS	100.–
	Steven E. Hanson

South Africa
☐	Centerpulse RSA (Proprietary) Ltd, Greenside	100%	ZAR	100.–
<	Michael Nesbitt

India
☐	Centerpulse India Ltd, Chennai	100%	INR	3,000,000.–
<	K. Senthilnathan

Japan
☐	Centerpulse Japan KK, Tokyo	100%	JPY	350,000,000.–
<	Hans Rudolf Schuerch

Korea
☐	Centerpulse Korea Ltd, Seoul	100%	KRW	319,220,000.–
<	Dae Sik Pyon

☐ Orthopaedics	D Spine-Tech	m Dental

☐ Cardiovascular (divested as of 21 January 2003)	< Management	● Research & Development Biologics

Acquisitions of subsidiaries in the year 2001 are set out in the following list which indicates the companies acquired, the country, the division and the date of integration into the consolidation. In each case, all voting rights were acquired. No significant acquisitions took place in 2002 and 2000.

On 12 June 2002 the Centerpulse Group announced its plans to divest its Cardiovascular Division. For further information see Note 11.

2001

– Paragon Implant Company Encino (USA); Dental Division; 1 January 2001

– IntraTherapeutics Inc. St. Paul (USA); Cardiovascular Division; 1 February 2001

– Sulzer Australia Pty Ltd Chatswood (Australia); Orthopaedics and Cardiovascular Division; 1 July 2001

The purchase price considerations of these acquisitions amount to CHF 432 million in 2001. No agreements to make contingent payments have been entered into in connection with these acquisitions.

The 1999 agreement to purchase Mitroflow Inc. foresees a potential adjustment of the purchase price of a maximum of USD 17 million including interest, depending upon when Centerpulse receives approval from the US Federal Drug Administration, FDA, for the main product, a biological valve. If FDA approval is not obtained within a specified time frame no payment beyond the recorded liability is required.

Note 6:    Effects of acquisitions

The impact of significant subsidiaries acquired was as follows:

	2002	2001	2000
	(in millions CHF)
Net sales	—	91	—
Operating income	—	(33)	—
Non-current assets acquired	—	89	—
Current assets acquired	—	53	—
of which cash	—	6	—
Liabilities acquired	—	(47)	—

6.	Notes to the consolidated financial information – (continued)

Note: 7    Segment information

In 2002, the Centerpulse Group changed its reporting structure from two segments to four segments. The information presented below has been changed from prior years to reflect this adjustment to the primary reporting format. Since the change the Centerpulse Group’s business has been managed on a worldwide basis and structured into four operating divisions. The Orthopaedics division develops, manufactures and distributes hip, knee and other orthopaedic implants. Spine-Tech develops and distributes spinal implants. The Dental division develops, manufactures and distributes dental implants. The Cardiovascular division develops, manufactures and distributes heart valves including repair products, vascular grafts and stents.

As discussed in greater detail in Note 11, the Centerpulse Group has decided to divest its cardiovascular division, including its entire cardiac care and vascular care product lines. Subsequent to this divestment the Centerpulse Group will comprise of the three remaining global businesses (Orthopaedics, Spine-Tech and Dental).

The Centerpulse Group’s further operating activities consist of biologic activities and Centerpulse Group management, including the costs of holding, financing and managing Centerpulse.

The geographic segmentation reflects the main operating areas of the Centerpulse Group. The Centerpulse Group’s policy specifies that the transfer of goods and services between the various segments be carried out at arm’s length.

Between the divisions, no material inter-segment sales have occured.

Primary reporting format – segment information by division

Part 1

	2002	2001	2000
	(in millions CHF)
Net sales
Orthopaedics division	923	855	861
Spine-Tech division	179	175	179
Dental division	131	120	57
Cardiovascular division(1)	237	268	250

Total	1,470	1,418	1,347

Operating income before goodwill amortisation and exceptional items
Orthopaedics division	219	134	196
Spine-Tech division	30	(13)	24
Dental division	21	9	2
Cardiovascular division(1)	47	1	63
Biologics and group management	(50)	(31)	(15)

Total	267	100	270

Operating income
Orthopaedics division	168	(1,370)	187
Spine-Tech division	7	(35)	(4)
Dental division	15	2	2
Cardiovascular division(1)	37	(88)	61
Biologics and group management	178	(140)	(16)

Total	405	(1,631)	230

(1)	Incl. in 2002 and 2001 are CHF 7.8 million sales to ATS Medical, Inc.

63

6.	Notes to the consolidated financial information – (continued)

Primary reporting format – segment information by division

Part 2

	2002	2001	2000
	(in millions CHF)
Capital expenditure
Orthopaedics division	40	55	42
Spine-Tech division	11	19	11
Dental division	3	5	2
Cardiovascular division	8	9	6
Biologics and group management	9	4	2

Total	71	92	63

Depreciation and amortisation
Orthopaedics division	51	57	51
Spine-Tech division	45	48	50
Dental division	11	12	1
Cardiovascular division	16	104	12
Biologics and group management	1	3	2

Total	124	224	116

Assets
Orthopaedics division	413	488	423
Spine-Tech division	1,014	1,185	1,098
Dental division	75	86	31
Cardiovascular division(2)	129	342	198
Biologics and group management(2)	707	770	775

Total	2,338	2,871	2,525

Liabilities
Orthopaedics division	652	1,526	131
Spine-Tech division	149	165	150
Dental division	13	15	6
Cardiovascular division	29	70	51
Biologics and group management	217	304	189

Total	1,060	2,080	527

(2)	In 2001 CHF 42 million related to tax assets from loss carry forward of the Cardiovascular division are shown under Biologics and group management.

6.	Notes to the consolidated financial information – (continued)

Secondary reporting format – geographical segments

Part 1

	2002	2001	2000
	(in millions CHF)
Net sales by location of customers
Switzerland	69	61	59
European Union	582	560	530
Europe (other)	18	19	17
North America	639	629	602
All other countries	162	149	139

Total	1,470	1,418	1,347

Net sales by location of subsidiaries
Switzerland	470	472	431
European Union	586	563	537
Europe (other)	5	4	4
North America	834	849	806
All other countries	89	70	52

Total	1,984	1,958	1,829

Transfers to other geographic areas from
Switzerland	(378)	(364)	(338)
European Union	(20)	(17)	(20)
Europe (other)	—	—	—
North America	(116)	(159)	(124)
All other countries	—	—	—

Total	(514)	(540)	(482)

Net sales to third parties by location of subsidiaries
Switzerland	92	108	93
European Union	566	546	517
Europe (other)	5	4	4
North America	718	690	681
All other countries	89	70	52

Total	1,470	1,418	1,347

6.	Notes to the consolidated financial information – (continued)

Secondary reporting format – geographical segments

Part 2

	2002	2001	2000
	(in millions CHF)
Operating income by location of subsidiaries
Switzerland	87	(22)	49
European Union	256	46	58
Europe (other)	—	—	—
North America	51	(1,662)	118
All other countries	11	7	5

Total	405	(1,631)	230

Assets by location of subsidiaries
Switzerland	229	210	223
European Union	444	452	454
Europe (other)	5	4	4
North America	1,590	2,138	1,796
All other countries	70	67	48

Total	2,338	2,871	2,525

Capital expenditure by location of subsidiaries
Switzerland	6	1	3
European Union	22	25	27
Europe (other)	—	—	—
North America	39	63	30
All other countries	4	3	3

Total	71	92	63

Note 8:    Other operating income/expenses

	2002	2001	2000
	(in millions CHF)
Currency exchange differences	1	(3)	(2)
Sundry operating income/expense	—	4	8
Share of gain/loss of associate earnings	1	(1)	—

Total other operating income/expense	2	—	6

Sundry operating income in 2001 and 2000 relates mainly to revenue from an OEM-agreement entered into at the end of 1999.

Note 9:    Hip and Knee Implant Litigation

Background

On 5 December 2000, Centerpulse Orthopaedics Inc., (“COUS”, formerly Sulzer Orthopedics Inc.), a subsidiary of the company located in Austin, Texas, issued a voluntary recall of certain lots of Inter-OpTM acetabular shells, a component of a hip implant manufactured and sold by COUS. The recall stemmed from an investigation of reports of early loosening of the shell from patients’ hipbones, followed by revision surgery. The investigation identified as potentially problematic approximately 39,000 shells manufactured between July 1997 and December 2000. On 17 May 2001, COUS sent a special alert to surgeons who had implanted a porous-coated tibial base plate in patients, advising them of adverse clinical outcomes reported by some surgeons.

Approximately 25,800 affected Inter-OpTM acetabular shells, 8,800 reprocessed Inter-OpTM shells and 1,600 affected tibial base plates were implanted in patients worldwide, with approximately 32,100 devices implanted in the United States, 1,200 in Canada and 2,900 in other countries. Accordingly, COUS and the company faced legal challenges worldwide to resolve cases and claims in connection with the recall and the special alert, with the main litigation procedures taking place in the United States and Canada.

6.	Notes to the consolidated financial information – (continued)

Litigation in the United States

Following the 5 December 2000 recall of Inter-OpTM shells and the 17 May 2001 special notification regarding tibial base plates, lawsuits were filed in both state and federal courts throughout the US against COUS, alleging defective design, marketing and manufacture of its Inter-OpTM shell and tibial base plate. Plaintiffs also alleged claims against COUS for breach of express and implied warranties associated with these devices.

Between June and September 2001, the Judicial Panel on Multi-District Litigation consolidated and transferred all pending federal litigation relating to the Inter-OpTM shell and the tibial base plate to the US District Court for the Northern District of Ohio (the “US Court”). In addition to the multi-district litigation proceeding in the federal court, a substantial number of lawsuits were filed in state courts around the country. In August 2001, in Nueces County, Texas, COUS defended the only recall-related lawsuit ever to go to trial. The jury in that lawsuit awarded three patients and their spouses a total of approximately $15 million. COUS subsequently appealed the judgment and later settled the lawsuit for a substantially reduced amount.

Also in August 2001, the Court conditionally certified a class of affected product recipients and preliminarily approved a Class Action Settlement Agreement (the “Settlement Agreement”) that resolved all claims related to the affected products. This initial Settlement Agreement was modified in extensive negotiations over the succeeding seven months culminating in a final agreement reached through the combined efforts of attorneys for COUS and attorneys representing patients in both federal and state courts. The US Court granted preliminary approval of the modified Settlement Agreement on 13 March 2002 and final approval on 8 May 2002.

Following the expiration of the appeal period on 5 July 2002 (by which time no appeals were filed) there can be no further challenges to the Settlement Agreement. It binds all parties in the class.

Litigation process timeline

05 Dec 2000	Inter-Op™ shell recall
17 May 2001	Tibial base plate special notification
20 Aug 2001	Class action Settlement Agreement is signed
02 Feb 2002	Term sheet for final Settlement Agreement is signed
13 Mar 2002	US Court grants preliminary approval of final Settlement Agreement
06 May 2002	Final fairness hearing on the Settlement Agreement
08 May 2002	US Court grants final approval of the Settlement Agreement
14 May 2002	Period for opting out of settlement class ends
31 May 2002	Centerpulse accepts the Settlement Agreement
05 July 2002	Period ends for appeal of Court’s final judgment approving the Settlement Agreement
04 Nov 2002	Centerpulse funds the Settlement Trust in full

Settlement pay-out mechanism

As part of the Settlement Agreement, Centerpulse agreed to establish and fund a settlement trust (the “Settlement Trust”), which will pay the cost of certain benefits to be provided to patients who were implanted with the affected products. The Settlement Trust is fully independent of Centerpulse and all companies associated with Centerpulse, and the Settlement Trust is run by a court appointed administrator, who will decide how to allocate the funds based on the Settlement Agreement. The specific fund allocations within the Settlement Trust are laid out below.

The benefits include compensation for pain and suffering (includes a payment of $160,000), plus associated attorney’s fees (up to $46,000), plus an amount payable to an insurer or uninsured patient (up to $15,000) to reimburse medical expenses, for each revision surgery of an affected product. If the patient experienced any number of specified complications, such as subsequent revision of a non-affected product or surgical complications or permanent injury, the patient can apply for additional compensation from an extraordinary injury fund and receive up to a maximum total of $800,000.

6.	Notes to the consolidated financial information – (continued)

The compensation levels under the terms of the class action are fixed as follows:

Compensation levels (US dollars)	Paid to claimant	Legal expenses	Medical expenses
Non revision claimants	1,000	—	—
Non revision claimants – derivative claimant	250	—	—
Revision claimants	160,000	46,000	15,000
Revision claimants – derivative claimant	1,600	—	—

Currently, the claims administrator for the Settlement Trust is processing class members’ claim for benefits provided under the Settlement Agreement. Many claimants have already been paid the full benefit due under the Settlement Agreement. This claims administration process will continue throughout 2003 and much of 2004, as well.

The Settlement Trust was established to cover 100 per cent. of the claims made for up to 4,000 revision surgeries. If there are more than 4,000 validated claims for benefits as a result of revision of an affected product prior to certain cut-off dates, Centerpulse will be responsible for 50 per cent. of the cost of the benefits associated with these excess validated claims (with the Settlement Trust paying the other 50 per cent.). These dates are 5 June 2003 for class members implanted with an affected Inter-Op™ shell and 17 November 2003 for class members implanted with an affected tibial base plate.

The medical expenses associated with revision surgeries are currently reimbursed by the Settlement Trust based on agreements made by Centerpulse with Medicare and a majority of independent insurance companies. Under the agreement, the Settlement Trust will pay up to $15,000 per revision surgery to an insurer or to an uninsured patient.

The Trust does not cover any benefits payable to patients who received reprocessed Inter-Op™ shells in excess of the number of revisions as of the date of the Settlement Agreement (64). Although no manufacturing defect is associated with these products, patients implanted with a reprocessed Inter-Op™ shell are class members bound by the terms of the Settlement Agreement. All future revisions prior to the cut-off date of 8 September 2004 will be funded 100 per cent. by Centerpulse (a provision which has already been taken by Centerpulse).

Settlement financing

The class action Settlement Agreement required COUS to contribute to the Settlement Trust, by 4 November 2002 $425 million in cash and $300 million in the form of cash or of convertible callable instruments.

Centerpulse successfully concluded financing for the settlement of US hip and knee implant litigation and transferred the agreed-to total of $725 million to the Settlement Trust, fulfilling its financing obligations toward class action participants in the Agreement on 4 November 2002, within the period foreseen by the Settlement Agreement.

Centerpulse raised the necessary funds through a capital increase via a tradable pre-emptive rights offering as well as via bank credit. The terms and conditions of the Senior Credit Facility Agreement are set out in the summary in Note 28. This solution meant that Centerpulse could avoid issuance of the convertible callable instrument previously contemplated. It also allowed Centerpulse to pay the required amount into the Settlement Trust in a single instalment.

Litigation in Canada

Outside of the US, the other main litigation associated with the recall has taken place in Canada. Approximately 780 Inter-Op™ shells were sold in Quebec, Canada. All affected Canadian patients are believed to be residents of Quebec.

There are three sets of affected patients in Canada:

(i)	a class of approximately 30 revised patients for whom a settlement agreement was submitted to Quebec court for approval on 19 December 2002 providing (a) $75,000 for single revision patients; (b) $100,000 for patients with two revisions, (c) $150,000 for patients with three or more revisions and patients who have an extraordinary complication and (d) $1,000 for patients implanted with an affected products but not revised;

6.	Notes to the consolidated financial information – (continued)

(ii)	a group of 48 individual revised patients covered by a collective settlement agreement; and

(iii)	22 individuals who have each negotiated separate settlements.

Situation outside the US and Canada

Outside the US and Canada, Centerpulse is aware of approximately 140 revision cases (In Germany, Italy, Australia, Belgium, France, Japan, Korea, Switzerland, Austria and Sweden) of which approximately 40 have been settled as of 31 December 2002 at an average amount substantially lower than that in the US or Canada.

Centerpulse believes it has adequately provided for potential liabilities under the hip and knee implant litigation.

Note 10:    Exceptional operating items

	2002	2001	2000
	(in millions CHF)
Litigation settlement income	—	48	—
Impairment of intangibles	—	(91)	—
Equity Investments (reversal/impairment)	28	(50)	—
Restructuring and other exceptional legal expenses	(40)	(105)	(1)

Total exceptional operating items	(12)	(198)	(1)

Exceptional operating items in 2002 included restructuring costs in connection with the move of the Baar operation to Winterthur, production capacity adjustments in Carbomedics and the formation of the shared service center in North America, costs for the name change, as well as exceptional legal expenses of CHF 39 million.

A CHF 16 million charge booked in 2001 in connection with a Canadian Court ruling to purchase the remaining stake in Orthosoft Inc. was reversed after a final ruling on 4 December 2002 in favor of Centerpulse.

CHF 12 million of an impairment charge booked in 2001 in relation to the investment in Orquest was reversed. The forthcoming take over of Orquest by DePuy AcroMed resulted in the estimate that a substantial part of the impairment is no longer justified.

In 2001, Centerpulse received approximately $28 million in connection with the settlement of a pending litigation by Centerpulse Spine-Tech Inc. Soon after the integration but especially towards year-end 2001, the stent market did not develop in line with high sales expectations. Despite restructuring measures initiated in the fourth quarter at Sulzer IntraTherapeutics Inc., the impairment test performed as of year-end showed an impairment on goodwill of $31 million and on existing technology of $11 million. The value in use (based on the income approach utilising the discounted cash flow method) was determined using a weighted discount rate of 10.3 per cent.

As result of the deterioration of the cage sales and also in connection with the introduction of a competitor’s product in December 2001, the impairment test at Centerpulse Spine-Tech’s Inc., existing technology disclosed a loss of $8 million. The value in use was determined using a discount rate of 15 per cent. In relation to the Orthosoft Inc., engagement, a minority holding, total charges of CHF 5 million were recorded. The high expectations regarding the product development were not realistic and a Canadian court order to purchase the remaining stake resulted in an additional charge of CHF 16 million. For an additional payment commitment of CHF 8 million in 2002 a provision was booked.

The investment in Orquest Inc., and licence, cross-licence, research and distribution agreement was determined to be impaired as of year end 2001 as a result of further delays in the common research and development programs. In addition, since further benefits are unlikely to be realised, the write down related to this exposure resulted in an exceptional operating item of $20 million.

Centerpulse Orthopaedics Inc., cooperated in 1999 with @Outcome in order to offer orthopaedic clinics and surgical group practices a secure internet access for the communication with patients, thus simplifying patient management. The market acceptance of the product but also the financial outlook resulted in a complete write-down of the exposure totaling $8 million in 2001.

6.	Notes to the consolidated financial information – (continued)

In addition, as a result of the change in management during 2001, various restructuring measures were initiated in order to improve operational efficiency. This resulted in exceptional operating items of CHF 33 million in various other US businesses and the Centerpulse Group office in the US. Restructuring costs of CHF 20 million for Centerpulse Biologics Inc., are included in this position.

Note 11:    Discontinuing operations

On 12 June 2002 the Centerpulse Group announced its plans to divest of the Cardiovascular division, comprising the Centerpulse Group’s entire cardiac care and vascular care product lines which produce and distribute mechanical and tissue heart valves and products for the treatment of vascular obstructions and diseases. The company will focus on its core businesses: hip and knee implants (Orthopaedics division), spine implants and instrumentation (Spine-Tech division), dental implants (Dental division) and research and development, to capitalise on the Centerpulse Group’s redefined core markets.

On 7 November 2002, the Centerpulse Group announced the completion of the sale of IntraTherapeutics, Inc. to ev3 Inc., a portfolio company of private equity firms Warburg Pincus LLC and The Vertical Group for $95 million. On 18 November 2002, the Centerpulse Group announced the completion of the sale of Vascutek Ltd. to Terumo Corporation of Japan for $170 million. On 27 November 2002, the Centerpulse Group announced that it had entered into a binding agreement to sell its Carbomedics Inc., and Mitroflow Corp., mechanical and tissue valve business to Italian medical device company Snia S.p.A. for total consideration of $116 million. On 21 January 2003, the Centerpulse Group announced completion of the sale.

The gain on the sale of the business unit Vascular Care, consisting of Centerpulse’s grafts and stents business amounted to CHF 200 million.

In accordance with IAS 35 the Cardiovascular division divestment qualifies as a discontinued operation. This division represented 19 per cent. of Centerpulse’s consolidated revenues in 2001 with operations primarily in the European Union and North America.

The impact of the divested business on the consolidated financial statements was as follows:

	2002	2001	2000
	(in millions CHF)
Net sales	72	—	—
Operating income	15	—	—
Taxes	(8)	—	—
Total assets	155	—	—
of which cash	—	—	—
Total liabilities	47	—	—

6.	Notes to the consolidated financial information – (continued)

The following shows the impact of the discontinuing operations as of and for each of the years ended 31 December 2002, 2001 and 2000.

Consolidated income statements

	2002 Centerpulse historical	2002 Discontinuing operations	2002 Centerpulse adjusted
	(in millions CHF)
Net sales	1,470	229	1,241

Cost of sales	(480)	(78)	(402)

Gross profit	990	151	839

Selling, general and administrative expenses	(631)	(92)	(539)
Research & development expenses	(94)	(21)	(73)
Other operating income	2	1	1

Operating income before goodwill amortisation and exceptional items	267	39	228

Goodwill amortisation	(50)	(7)	(43)
Exceptional operating items	(12)	(3)	(9)
Gain on sale of discontinued operations	200	200	—

Operating income	405	229	176

Financial (expenses)/income	(28)	(4)	(24)
Other non-operating (expenses)/income	(1)	—	(1)

Income before taxes	376	225	151

Taxes	(37)	(10)	(27)

Net income before minority interests	339	215	124

Minority interests	(2)	—	(2)

Net income	337	215	122

Cash flow from operating activities	(1,109)	35	(1,144)
Cash flow from investing activities	313	(6)	319
Cash flow from/(used in) financing activities	766	(23)	789

Adjustment to investing activities(1)	—	—	(23)
Adjustment to financing activities(1)	—	23	—

Consolidated cash flow from operating activities	(1,109)	35	(1,144)
Consolidated net cash flow from investing activities	313	(6)	319
Consolidated net cash flow from financing activities	766	—	766

Earnings per registered share/per American Depositary Share (ADS)
Basic earnings/(loss) per share	33.10	21.12	11.98
Basic earnings/(loss) per ADS	3.31	2.11	1.20
Diluted earnings/(loss) per share	32.82	20.85	11.84
Diluted earnings/(loss) per ADS	3.28	2.09	1.18

(1)	The adjustments represent the net investing activities from intercompany activities. Consolidated cash flows and consolidated net cash flows present Centerpulse and the Cardiovascular division as if the intercompany transactions had not occurred.

6.	Notes to the consolidated financial information – (continued)

Consolidated balance sheets

	2002 Centerpulse historical	2002 Discontinuing operations	2002 Centerpulse adjusted
	(in millions CHF)
Assets
Non-current assets
Intangible assets	604	27	577
Property, plant and equipment	200	17	183
Investments and other financial assets	70	—	70
Deferred tax assets	541	12	529

Total non-current assets	1,415	56	1,359

Current assets
Inventories	352	35	317
Trade accounts receivables	290	24	266
Other accounts receivables and prepaid expenses	82	9	73
Cash and cash equivalents	199	5	194

Total current assets	923	73	850

Total assets	2,338	129	2,209

Equity and Liabilities
Shareholders’ equity	1,270	100	1,170
Minority interests	8	—	8
Non-current liabilities
Non-current borrowings	487	10	477
Deferred income taxes	19	—	19
Non-current provisions	159	—	159
Other non-current liabilities	4	2	2

Total non-current liabilities	669	12	657

Current liabilities
Current borrowings	70	—	70
Current provisions	92	3	89
Trade accounts payable	64	5	59
Other current and accrued liabilities	165	9	156

Total current liabilities	391	17	374

Total liabilities	1,060	29	1031

Total liabilities & shareholders’ equity	2,338	129	2,209

70

6.	Notes to the consolidated financial information – (continued)

Consolidated Income Statements

	2001 Centerpulse historical	2001 Discontinuing operations	2001 Centerpulse adjusted
	(in millions CHF)
Net sales	1,418	260	1,158

Cost of sales	(540)	(109)	(431)
Gross profit	878	151	727

Selling, general and administrative expenses	(648)	(120)	(528)
Research & development expenses	(130)	(40)	(90)
Other operating income/(expenses)	—	2	(2)
Operating income before goodwill amortisation and exceptional items	100	(7)	107

Goodwill amortisation	(57)	(11)	(46)
Exceptional operating items	(198)	(78)	(120)
Hip and knee implant litigation	(1,476)	—	(1,476)
Operating income	(1,631)	(96)	(1,535)

Financial income/(expenses)	7	(4)	11
Other non-operating expenses	(21)	—	(21)
Income before taxes	(1,645)	(100)	(1,545)

Taxes	454	17	437
Net income before minority interests	(1,191)	(83)	(1,108)

Minority interests	(2)	—	(2)
Net income	(1,193)	(83)	(1,110)

Cash flow from operating activities	93	13	80
Cash flow from investing activities	(503)	(10)	(493)
Cash flow from /(used in) financing activities	(88)	(10)	(78)

Adjustment to investing activities(1)	—	—	—
Adjustment to financing activities(1)	—	—	—

Consolidated cash flow from operating activities	93	13	80
Consolidated net cash flow from investing activities	(503)	(10)	(493)
Consolidated net cash flow from financing activities	(88)	(10)	(78)

Earnings per registered share/per American Depositary Share (ADS)
Basic earnings/(loss) per share	(119.62)	(8.32)	(111.30)
Basic earnings/(loss) per ADS	(11.96)	(0.83)	(11.13)
Diluted earnings/(loss) per share	(119.62)	(8.32)	(111.30)
Diluted earnings/(loss) per ADS	(11.96)	(0.83)	(11.13)

(1)	The adjustments represent the net investing activities from intercompany activities. Consolidated cash flows and consolidated net cash flows present Centerpulse and the Cardiovascular division as if the intercompany transactions had not occurred.

73

6.	Notes to the consolidated financial information – (continued)

Consolidated balance sheets

	2001 Centerpulse historical	2001 Discontinuing operations	2001 Centerpulse adjusted
	(in millions CHF)
Assets
Non-current assets
Intangible assets	930	186	744
Property, plant and equipment	236	34	202
Investments and other financial assets	65	—	65
Deferred income taxes	643	49	594

Total non-current assets	1,874	269	1,605

Current assets
Inventories	411	51	360
Trade accounts receivables	308	40	268
Other accounts receivables and prepaid expenses	122	3	119
Cash and cash equivalents	156	21	135

Total current assets	997	115	882

Total assets	2,871	384	2,487

Equity and liabilities
Shareholders’ equity	784	314	470
Minority interests	7	—	7

Non-current liabilities
Non-current borrowings	20	10	10
Deferred income taxes	19	—	19
Non-current provisions	1,468	6	1,462
Other non-current liabilities	11	5	6

Total non-current liabilities	1,518	21	1,497

Current liabilities
Current borrowings	75	—	75
Current provisions	223	6	217
Trade accounts payable	70	7	63
Other current and accrued liabilities	194	36	158

Total current liabilities	562	49	513

Total liabilities	2,080	70	2,010

Total liabilities and shareholders’ equity	2,871	384	2,487

6.	Notes to the consolidated financial information – (continued)

Consolidated income statements

	2000 Centerpulse historical	2000 Discontinuing operations	2000 Centerpulse adjusted
	(in millions CHF)
Net sales	1,347	250	1,097

Cost of sales	(420)	(74)	(346)

Gross profit	927	176	751

Selling, general and administrative expenses	(555)	(80)	(475)
Research & development expenses	(108)	(27)	(81)
Other operating income	6	—	6

Operating income before goodwill amortisation and exceptional items	270	69	201

Goodwill amortisation	(39)	(2)	(37)
Exceptional operating items	(1)	—	(1)

Operating income	230	67	163

Financial income/(expenses)	29	(3)	32
Other non-operating income/(expenses)	—	—	—

Income before taxes	259	64	195

Taxes	(67)	(21)	(46)

Net income before minority interests	192	43	149

Minority interests	(2)	—	(2)

Net income	190	43	147

Cash flow from operating activities	297	72	222
Cash flow from investing activities	(153)	266	(462)
Cash flow from/(used in) financing activities	(53)	(335)	325
Adjustment to investing activities(1)	—	—	43
Adjustment to financing activities(1)	—	(43)	—
Consolidated cash flow from operating activities	297	72	225
Consolidated net cash flow from investing activities	(153)	266	(419)
Consolidated net cash flow from financing activities	(53)	(378)	325

Earnings per registered share/per American Depositary Share (ADS)
Basic earnings/(loss) per share	19.01	4.30	14.71
Basic earnings/(loss) per ADS	1.90	0.43	1.47
Diluted earnings/(loss) per share	18.98	4.30	14.68
Diluted earnings/(loss) per ADS	1.90	0.43	1.47

(1)	The adjustments represent the net investing activities from intercompany activities. Consolidated cash flows and consolidated net cash flows present Centerpulse and the Cardiovascular division as if the intercompany transactions had not occurred.

On 3 June 1998, the Centerpulse Group announced its intention to sell off its electrophysiology operations. The subsidiaries comprising this segment were sold on 1 February 1999, for USD 802 million (including cash on hand of CHF 19 million). The book profit of CHF 579 million realised from this transaction is provisional since negotiations with the buyer about the final sales price are not yet complete.

This transaction resulted in a tax credit of CHF 6 million. No adjustments were necessary in 2002, 2001 and 2000.

75

6.	Notes to the consolidated financial information – (continued)

Note 12:    Financial income/expenses – Other non-operating income/expenses

	2002	2001	2000
	(in millions CHF)
Gain on sale of investments	1	26	4
Interest income	5	11	38
Interest expenses	(13)	(8)	(8)
Other financial expenses	(21)	(22)	(5)

Total financial (expenses)/income	(28)	7	29

Other financial expenses in 2002 include CHF 14 million expenses for the arrangement of the $635 million debt facility in the context of the hip and knee implant litigation.

In 2001 and 2000 the gain on sale of investments is a result of a partial sale of the company’s investment in Thoratec Laboratories Corp. In 2001 the market value of the stake in Japan Lifeline Co. Ltd, declined significantly and the related charge of $5 million is included in other financial expense. In connection with the impairment test on ReGen Biologics Inc., an additional loan allowance of $7 million was recorded as another financial expense.

In 2001 the other non-operating expenses of CHF 21 million resulted from the spin-off of Centerpulse and from the defence cost for the unsuccessful hostile takeover attempt.

Note 13:    Taxes

	2002	2001	2000
	(in millions CHF)
Current income tax
Switzerland	16	12	18
European Union	16	10	14
Europe (other)	—	—	—
North America	12	(4)	11
All other Countries	5	7	11

Total current income taxes	49	25	54

Deferred income tax
Switzerland	2	(7)	(2)
European Union	5	5	(1)
Europe (other)	1	—	—
North America	(23)	(481)	13
All other Countries	(1)	2	(2)

Total deferred income tax	(16)	(481)	8

Total income tax	33	(456)	62

Other tax	4	2	5

Total tax	37	(454)	67

Current income tax, comprising tax paid or due on the underlying income of individual subsidiaries, is calculated according to the law applicable in the individual countries. Other tax include tax not directly related to income.

75

6.	Notes to the consolidated financial information – (continued)

Income before tax

	2002	2001	2000
	(in millions CHF)
Switzerland	468	(84)	105
European Union	281	34	40
Europe (other)	1	1	1
North America	(213)	(1,652)	48
All other Countries	(161)	56	65

Total income before taxes	376	(1,645)	259

Using the maximum tax rate for Zurich, Switzerland, of 24.4 per cent. the tax charge on 2002 consolidated income before tax of CHF 376 million amounts to CHF 92 million. The following table serves to indicate the reasons why in 2002, 2001 and 2000 the charge was below the reference amount.

	2002	2001	2000
	(in millions CHF)
Income/(loss) before tax	375.5	(1,644.8)	258.5
Maximum tax rate (Zurich, Switzerland)(1)	24.4%	25.1%	25.2%
Income tax expense at maximum tax rate	91.6	(412.8)	65.1
Tax at other rates	(35.7)	(31.4)	(10.6)
Effect of (losses)/credits and losses carried forward	(0.8)	(84.8)	(1.9)
Non-temporary differences	16.0	19.2	13.4
Impact of the exceptional write-down of goodwill	—	13.3	—
Impact of divestiture	(48.8)	—	—
Impact of hip and knee implant litigation	(4.1)	(35.4)	—
Changes in tax rate and tax laws	(4.1)	(3.5)	(1.5)
Change in valuation allowance	18.0	84.2	0.1
Other	0.7	(4.6)	(3.1)

Tax expense (current and deferred)	32.8	(455.8)	61.5

(1)	The maximum tax rate for 2002 is based on the new domicile of the company. In previous years, the company was domiciled in Winterthur, Switzerland.

The tax effect on non-temporary differences is mainly due to the annual amortisation of goodwill that is not deductible for tax purposes.

At 31 December, deferred tax consisted of the following:

	2002		2001		2000
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	(in millions CHF)
Intangible and financial assets	23	(12)	10	(14)	14	(28)
Tangible fixed assets	2	(5)	3	(5)	1	(9)
Loss carry-forwards	550	—	245	—	154	—
Inventories	23	(8)	33	(9)	16	(8)
Other assets	13	(3)	26	(5)	19	(3)
Eliminations of unrealised gains	40	—	46	—	40	—
Non-current provisions	11	—	411	—	27	(2)
Current provisions	123	(2)	113	(2)	48	(2)
Other current liabilities	23	(1)	35	—	9	—

Total potential tax effect	808	(31)	922	(35)	328	(52)

Valuation allowance	(255)	—	(263)	—	(154)	—

Deferred tax	553	(31)	659	(35)	174	(52)

Set off of assets and liabilities	(12)	12	(16)	16	(32)	32

Net deferred tax	541	(19)	643	(19)	142	(20)

6.	Notes to the consolidated financial information – (continued)

The net amount of tax assets and liabilities equalled CHF 522 million in 2002 and CHF 624 million in 2001. The change of CHF 102 million resulted from a deferred tax income of CHF 16 and a foreign currency translation effect of CHF 118 million. The majority of the increase from 2000 to 2001 is attributable to the hip and knee settlement.

The deferred tax on elimination of unrealised gains above primarily relate to unrealised gains from a Swiss company belonging to the Orthopaedics Division.

There was no unrecognised deferred tax liability relating to undistributed earnings of subsidiaries at 31 December 2002, 2001 and 2000.

The company has losses carried forward available of CHF 3,948 million as of 31 December 2002. Of this amount, CHF 1,582 million will expire between 2003 and 2009 with the remaining amount of CHF 2,366 million still available for use post-2009. The tax effect of these losses carried forward, at their respective jurisdictional statutory rate, is CHF 550 million, which when netted with the associated valuation allowance of CHF 237 million, results in an anticipated tax benefit of CHF 313 million.

	At 31 December 2002
	Losses carried forward	Tax effects of losses carried forward	Valuation allowance	Anticipated tax benefit	Expires
	(in millions CHF)
Switzerland	1,217	73	73	—	2006 – 09
United States – Federal	1,122	306	—	306	2022
United States – Capital loss	350	123	118	5	2004 – 22
United States – State	1,139	22	22	—	2003 – 22
Germany	119	26	24	2	After 2009
Other countries	1	—	—	—	2003 – after 09

Total	3,948	550	237	313

Centerpulse had loss carry-forwards available of CHF 1,861 million as of 31 December 2001. Of this amount, CHF 1,673 million was due to expire between 2002 and 2008 with the remaining amount of CHF 188 million still to be available for use post-2008. The tax effect of these loss carry-forwards, at their respective jurisdictional statutory rate was CHF 245 million, which when netted with the associated valuation allowance of CHF 221 million, resulted in an anticipated tax benefit of CHF 24 million.

Note 14:    Earnings per share

	2002	2001	2000
Net income/(loss) in million CHF	337	(1,193)	190

Weighted average number of shares outstanding (in thousands)	10,180	9,973	9,996
Basic income/(loss) per share in CHF	33.10	(119.62)	19.01

Net income/(loss) in million CHF	337	(1,193)	190

Weighted average number of shares adjusted for dilutive share options (in thousands)	10,268	9,973	10,012
Diluted income/(loss) per share in CHF	32.82	(119.62)	18.98

The share options outstanding are in connection with the Centerpulse Share Option Schemes (see Note 30). Diluted income per share is affected by share options outstanding when the average share price of the year is above the strike prices of the outstanding options.

6.	Notes to the consolidated financial information – (continued)

Note 15:    Intangible assets

	Goodwill	Other	2002 Total	Goodwill	Other	2001 Total
	(in millions CHF)
Cost
Balance at 1 January	2,162	212	2,374	1,795	148	1,943
Changes in composition of Centerpulse Group	—	(38)	(38)	—	53	53
Additions	1	3	4	339	8	347
Disposals	(241)	(2)	(243)	—	—	—
Currency conversion adjustment	(193)	(30)	(223)	28	3	31

Balance at 31 December	1,729	145	1,874	2,162	212	2,374

Accumulated amortisation
Balance at 1 January	1,326	118	1,444	1,204	50	1,254
Changes in composition of Centerpulse Group	—	(34)	(34)	—	—	—
Amortisation	50	13	63	111	68	179
Disposals	(111)	(1)	(112)	—	—	—
Currency conversion adjustment	(75)	(16)	(91)	11	—	11
Balance at 31 December	1,190	80	1,270	1,326	118	1,444

Net book value at 1 January	836	94	930	591	98	689

Net book value at 31 December	539	65	604	836	94	930

The 2002 figure includes the regular amortisation of goodwill. No exceptional impairment charges were recognised. Disposals relate to the divestiture of the vascular care business as described in Note 11.

The annual amortisation of goodwill in 2001 includes the exceptional write-down of CHF 52 million on Sulzer IntraTherapeutics Inc goodwill, as described in Note 10. The total amount of impairment of goodwill in 2002, 2001 and 2000 is CHF 52 million. In the amortisation of other intangible assets, the existing technology impairment charges are included.

As of 31 December 2002 no development costs were capitalised as the expenses did not fulfill the capitalisation criteria.

Note 16:    Tangible Assets

	Land and buildings	Machinery and equipment	Other fixed assets	2002 Total
	(in millions CHF)
Cost
Balance at 1 January	114	164	348	626
Changes in composition of Centerpulse Group	(8)	(13)	(3)	(24)
Additions	13	11	44	68
Disposals	(1)	(10)	(30)	(41)
Currency conversion adjustment	(11)	(15)	(32)	(58)

Balance at 31 December	107	137	327	571

Accumulated depreciation
Balance at 1 January	38	120	232	390
Changes in composition of Centerpulse Group	(2)	(7)	(2)	(11)
Depreciation	5	12	44	61
Disposals	—	(11)	(22)	(33)
Currency conversion adjustment	(3)	(12)	(21)	(36)
Balance at 31 December	38	102	231	371

Net book value at 1 January	76	44	116	236

Net book value at 31 December	69	35	96	200

Fire insurance value at 31 December	107	128	357	592

79

6.	Notes to the consolidated financial information – (continued)

	Land and buildings	Machinery and equipment	Other fixed assets	2001 Total
	(in millions CHF)
Cost
Balance at January 1	115	140	307	562
Changes in composition of Centerpulse Group	—	15	12	27
Additions	3	16	62	81
Disposals	(6)	(9)	(33)	(48)
Currency conversion adjustment	2	3	(1)	4

Balance of December 31	114	165	347	626

Accumulated depreciation
Balance at January 1	36	101	202	339
Changes in composition of Centerpulse Group	—	8	7	15
Depreciation	6	14	49	69
Disposals	(4)	(6)	(26)	(36)
Currency conversion adjustment	—	3	—	3

Balance at December 31	38	120	232	390

Net book value at January 1	79	39	105	223

Net book value at December 31	76	45	115	236

Fire insurance value at December 31	155	195	421	771

Other fixed assets mainly consists of surgical instruments.

No property within Centerpulse is stated as an investment property, as defined in IAS 40.

In 2002, 2001 and 2000 all interest costs were expensed as occurred, since they did not fulfill the criteria for capitalisation.

Details of leased assets included in tangible fixed assets are as follows:

	2002	2001
	(in millions CHF)
Cost capitalised	1	1

Net book value	—	—
Related lease liability	3	3

6.	Notes to the consolidated financial information – (continued)

Note 17:    Investments and other financial assets

	Investments in associates	Available-for-sale investments	Other financial assets	2002 Total
	(in millions CHF)
Balance at January 1	7	11	47	65
Adoption of IAS 39	—	—	—	—
Additions	—	—	15	15
Disposals	—	(7)	(5)	(12)
Fair value adjustments	1	13	—	14
Currency conversion adjustment	(2)	(2)	(8)	(12)

Balance at December 31	6	15	49	70

Net book value at January 1	7	11	47	65

Net book value at December 31	6	15	49	70

	Investments in Associates	Available-for-sale investments	Other financial assets	2001 Total
	(in millions CHF)
Balance at January 1	7	64	33	104
Adoption of IAS 39	—	15	—	15
Additions	—	1	42	43
Disposals	—	(18)	(17)	(35)
Fair value adjustments	—	(54)	(12)	(66)
Currency conversion adjustment	—	3	1	4

Balance at December 31	7	11	47	65

Net book value at January 1	7	64	33	104

Net book value at December 31	7	11	47	65

Investments in associates represents Centerpulse’s interest in Tutogen Medical Inc, Clifton (USA).

Investments in non-consolidated companies as of December 31, 2002 include ReGen Biologics Inc., Redwood City (USA), @Outcome Inc., Austin (USA), Orquest Inc., Mountain View (USA), Orthosoft Inc., Outremont (Canada), Leading KK, Tokyo (Japan), and publicly traded securities of Thoratec Inc., Berkley (USA) and Japan Lifeline Co. Ltd, Tokyo (Japan), held as non-current assets.

The estimate of fair value as of December 31, 2002 resulted in a partial reversal of the impairment charge in the investment of Orquest Inc., amounting to CHF 13 million.

Revaluation of fair value in 2001 consists of write-offs for the investments in Orquest Inc., ReGen, @Outcome, Japan Lifeline and Orthosoft Inc.

Note 18:    Inventories

	Gross value	Allowances	2002 Net Total	Gross value	Allowances	2001 Net Total
	(in millions CHF)
Raw materials, supplies and consumables	45	—	45	63	(7)	56
Work in progress	29	(2)	27	44	(2)	42
Finished products and trade merchandise	371	(91)	280	447	(134)	313

Total inventories	445	(93)	352	554	(143)	411

Obsolescence reserves decreased by CHF 10 million in 2002, and increased in 2001 and 2000 by CHF 75 and 35 million. Write-offs of scrapped inventory against the allowance for obsolescence were CHF 18 and 3 million in 2002 and 2001. Costs of materials included in cost of sales were CHF 246 and 254 million in 2002 and 2001 respectively.

6.	Notes to the consolidated financial information – (continued)

Note 19:    Trade accounts receivables

	2002	2001
	(in millions CHF)
Gross trade accounts receivables	312	332
Allowance for doubtful accounts	(22)	(24)

Trade accounts receivables	290	308

Bad debt expenses were CHF 1 and 7 million at 31 December 2002 and 2001 respectively. Bad debt write-offs against the allowance were CHF 0 and 1 million in 2002 and 2001 respectively.

Note 20:    Pledged assets

In 2002 in connection with the Senior Credit Facility Agreement described in Note 28, to finance the hip and knee implant litigation as described in Note 9, assets of the company and its material subsidiaries were pledged to the Security Agent. The total amount of the pledged assets of the Centerpulse Group is CHF 2.2 billion. In 2001 in connection with the global settlement negotiations related to the hip and knee implant litigation all assets of the group were pledged as at 31 December 2001.

Note 21:    Shareholders’ equity

Outstanding shares with a nominal amount of CHF 30 each as of 31 December 2002 and 2001, amount to 11,791,790 and 9,933,556 respectively. The number of registered shares was increased by 1,822,408 shares in October 2002 through a capital increase via a tradable pre-emptive rights offering.

The conditional share capital with a value of CHF 5,752,890 as of 31 December 2001 (original nominal value was CHF 6 million) was increased in 2002 by CHF 4.5 million to CHF 10,252,890. The conditional share capital was reduced due to shares and ADS options exercised between 1998 and 2002 to CHF 9,188,040. See also Note 30.

Amounts planned for dividend distribution by the company’s subsidiaries at 31 December 2002 and 2001 were approximately CHF 241 million and CHF 53 million.

As discussed in Note 9 and Note 28 the company has made a number of customary representations and warranties under the senior credit facility agreement.

Hereunder, the company is not allowed to make any dividend payments as long as any amount is outstanding under the senior credit facility. Therefore, the board of directors proposes no dividend distribution.

In 2001, due to the adoption of IAS 39 as of 1 January 2001 the following entries were recorded directly to equity:

CHF (million)	Retained earnings
1 January 2001 fair value adjustments
Available-for-sale securities	15
Derivative and other financial instruments	3
Deferred tax on above	(6)

Effective of Introducing IAS 39 on 1 January 2001	12

Changes in fair value:
—Available-for-sale securities	—
—Cash flow hedges	—
Realized gains or losses transferred to the income statement:
—securities sold	(18)
Impaired securities and instruments	4
Deferred tax on above	5

Fair value adjustments at 31 December 2001	3

82

6.	Notes to the consolidated financial information – (continued)

Note 22:    Non-current borrowings

	2002	2001
	(in millions CHF)
Loans from third parties	486	13
Mortgage loans	6	6
Leasing commitments	1	2

	493	21
Current portion	(6)	(1)

Total non-current borrowings	487	20

The increase in loans from third parties relates to the Senior Credit Facility Agreement as described in Note 28.

As at 31 December 2002, non-current borrowings will mature as follows:

	Third-party loans	Mortgage	Other	Total
	(in millions CHF)
2004 – 2007	472	—	—	472
2008 and thereafter	9	6	—	15

Total non-current borrowings	481	6	—	487

As at 31 December 2001, non-current borrowings matured as follows:

	Third-party loans	Mortgage	Other	Total
	(in millions CHF)
2003 – 2006	3	—	2	5
2007 and thereafter	10	5	—	15

Total long-term borrowings	13	5	2	20

83

6.	Notes to the consolidated financial information – (continued)

Note 23:    Provisions

	Personnel related provisions	Warranties, litigation risks	Provision for taxes	Other Provisions	2002 Total
	(in millions CHF)
Balance at 1 January	4	1,474	109	104	1,691
Changes in composition of Centerpulse Group	—	—	—	(5)	(5)
Increase	5	42	—	17	64
Unused amounts reversed	—	(1)	—	(6)	(7)
Utilisation	(1)	(1,333)	(11)	(22)	(1,367)
Currency conversion adjustment	—	(110)	—	(15)	(125)

Balance at 31 December	8	72	98	73	251

Current portion	2	46	31	13	92
Non-current portion	6	26	67	60	159

Balance at 31 December	8	72	98	73	251

	Personnel related provisions	Warranties, litigation risks	Provision for taxes	Other Provisions	2001 Total
	(in millions CHF)
Balance at January 1	18	3	107	70	198
Changes in composition of Centerpulse Group	—	—	—	3	3
Increase	1	1,563	29	44	1,637
Utilisation	(15)	(84)	(27)	(15)	(141)
Currency conversion adjustment	—	(8)	—	2	(6)

Balance of December 31	4	1,474	109	104	1,691

Current portion	1	170	31	21	223
Non-current portion	3	1,304	78	83	1,468

Balance of December 31	4	1,474	109	104	1,691

Personnel provisions are accrued to cover expenses arising primarily from grants, rewards for years of service, termination and pension benefits.

The decrease in provisions for litigation risks in 2002 is related to the hip and knee implant litigation. The CHF 1391 million ($828 million) provision recognised in 2001 related to the hip and knee implant litigation was reduced to CHF 43 million ($31 million) at 31 December 2002. $725 million was utilised with the payment of the obligation to the Settlement Trust. $72 million was utilised for other expenses in the context of the hip and knee implant litigation. In 2001 additional provisions were built to reflect the settlement of all claims between Sulzer and Centerpulse relating to the spin off agreement. Further provisions were built to reflect the restructuring actions taken in some of the US entities as well as to reflect the risks related to activities with Orthosoft.

“Other provisions” mainly relate to accrued deductible arising from insurance policies, and are also a result of the divestiture of various businesses in 1999 and 2002, in situations where the company is involved in the procedure, as provided for in the contract, to determine the final selling price. Management believes that the recorded provisions are adequate.

Note 24:    Current borrowings

	2002	2001
	(in millions CHF)
Borrowings from third parties	64	75
Reclassification of non-current borrowings	6	—

Total current borrowings	70	75

6.	Notes to the consolidated financial information – (continued)

Note 25:    Other current and accrued liabilities

	2002	2001
	(in millions CHF)
Notes payable	1	1
Social security contributions	4	3
Assessed taxes payable	14	5
Commissions payable	13	14
Other liabilities	50	53
Vacation and overtime claims	13	15
Salaries, wages and bonuses	30	34
Corporate identity	3	15
Fair Value of derivative financial instruments	1	2
Other accruals	36	52

Total other current liabilities and accruals	165	194

Note 26:    Commitments and contingencies

The contractual commitments for future investments in property, plant, and equipment at December 31, 2002 and 2001 (for which funding will be needed in future years), were CHF 0 and CHF 6 million respectively.

The future minimum rental commitments for operating leases at December 31 are:

	Buildings	Other	2002 Total	Buildings	Other	2001 Total
	(in millions CHF)
Maturity: < 1 year	4	3	7	5	2	7
Maturity: 1 – 5 years	5	4	9	11	5	16
Maturity: > 5 years	—	2	2	—	2	2

Total rental commitments	9	9	18	16	9	25

Employees of the company are required to respect local laws and regulatory guidelines in the course of their business activities. In the normal course of business, certain subsidiaries are involved in administrative and civil proceedings that could give rise to claims not covered, or only partly covered, by insurance. The effects of such proceedings on future earnings cannot be foreseen.

The company, Centerpulse USA Holding Co., and certain other material subsidiaries of the company have guaranteed the full payment of amounts owing under the Senior Credit Facility, and have also guaranteed the performance of all other obligations thereunder, subject in all cases to certain limitations (including legal limitations under applicable law). Security has been given by the Borrower, the company, Centerpulse USA Holding Co. and certain subsidiaries over certain of each company’s tangible and intangible assets on a consolidated basis in the amount of CHF 2.2 billion.

The company is party to certain other legal actions arising in the ordinary course of its business. Provisions have been recorded for such litigation risks based on a best estimate. Because the judicial process for such cases is complex, management cannot estimate the amount of any additional losses which might be incurred in excess of the amounts provided, especially the legal cases related to the recalled Inter-OpTM hip shells and withdrawn tibial base plates.

In the opinion of management, the ultimate outcome of these situations will not have a material impact on the consolidated financial position and results of operations.

6.	Notes to the consolidated financial information – (continued)

Note 27:    Retirement benefit plans and employee costs

Defined contribution plan

The company has defined contribution plans which cover substantially all of its US employees and employees in other countries. The benefits of these plans relate to local customs and practices in the countries concerned. Company contributions to such plans for the years ended December 31, 2002, 2001 and 2000 were CHF 9 million, CHF 10 million, CHF 8 million respectively.

Defined benefit plans

Defined benefit plans covering employees of Centerpulse are in place in Switzerland, France and the United Kingdom up to the time of the disposal of Vascutek on November 14. Those in Switzerland and the United Kingdom cover employees of the company in addition to employees of Centerpulse. The assets and liabilities of these plans that relate to Company personnel have been determined based on actuarial valuations. The most recent actuarial valuations were performed on December 31, 2002.

Personnel costs for defined benefit plans

	2002	2001	2000
	(in millions CHF)
Current service costs of retirement benefit plans	(13)	(10)	(10)
Interest costs	(6)	(5)	(5)
Expected return on plan assets	7	7	7
Employee contributions	5	4	4
Change in portion of overfunding not capitalised	—	(2)	(1)

Personnel costs for defined benefit plans	(7)	(6)	(5)

The actual return on assets was a loss of CHF 9 million in 2002 a loss of CHF 7 million in 2001 and a gain of CHF 6 million in 2000.

Funded status

	2002	2001	2000
	(in millions CHF)
Present value of funded obligations	(132)	(134)	(122)
Fair value of plan assets(1)	122	148	148

Over/(under)funding	(10)	14	26

Actuarial (gains) and losses	10	10	(4)
Portion of overfunding not capitalised(2)	—	(24)	(21)

Overfunding reflected in the balance sheet	—	—	1

Long-term provision portion	—	—	—
Asset portion	—	—	1

(1)	The joint plan assets as of 31 December 2002, and 2001, include the amount of CHF 0 million and 17 million shares of Centerpulse which is about 0 per cent. and 0.4 per cent. of the total plan assets.
(2)	Legal requirements, particularly those of Switzerland, restrict the utilisation of overfunded contributions in legally separated benefit plans. Only amounts that will potentially reduce future pension costs are capitalised in the consolidated balance sheets.

6.	Notes to the consolidated financial information – (continued)

The actuarial weighted average assumptions used were as follows:

	2002	2001	2000
Discount rate	4.3%	4.5%	4.5%
Long-term return on assets	4.6%	5.1%	5.1%
Salary increases	2.3%	2.8%	2.8%
Pension benefit increases	1.3%	1.3%	1.3%
Employee turnover	5.6%	5.3%	4.3%

Number of employees covered by defined benefit plans as of 31 December	770	769	829

	2002	2001	2000
	(in millions CHF)
Employee costs
Salaries and wages	360	346	286
Fringe benefits	69	72	63

Total personnel expenses	429	418	349

Note 28:    Financial instruments

The balance sheet values of cash, cash equivalents and current accounts receivable and payable approximate their market values. In the case of the items below, the carrying value in the balance sheet and their market values at the closing date were as follows:

	Carrying value	2002 Fair value	Carrying value	2001 Fair value
	(in millions CHF)
Available-for-sale investments and other financial assets	64	64	58	58
Non-current borrowings	(493)	(493)	(21)	(21)

With the adoption of IAS 39 as per 1 January 2001, the carrying value corresponds to the fair value excluding borrowings which continue to be at amortised costs.

The fair value of investments in non-consolidated companies and other financial assets is based on quoted market prices for those of similar investments. For investments and other financial assets, which have no quoted market prices, a reasonable estimate of fair value was made using available market information and appropriate valuation techniques. The fair value of non-current borrowings is based on the current rates offered to the company for debt of similar maturities. The estimates presented above on long-term financial instruments are not necessarily indicative of the amounts that would be realised in a current market exchange.

	Notional value	Carrying value	2002 Fair value	Notional value	Carrying value	2001 Fair value
	(in millions CHF)
Foreign currency instruments
Forward exchange contracts (profit)	86	2	2	39	1	1
Forward exchange contracts (– loss)	68	(1)	(1)	209	(2)	(2)

All hedges are classified as fair value hedges.

The Centerpulse Group’s sales are denominated in a variety of different currencies. The currency structure of costs deviates to some extent from the currency structure of sales. In order to manage the exposure to the risk of foreign exchange movements, the Centerpulse Group makes use of financial instruments such as forward contracts and options. These instruments are entered into with major financial institutions and typically expire within one year.

87

6.	Notes to the consolidated financial information – (continued)

The notional value indicates the volume of the open derivative positions at the balance sheet date. The determination of the fair value of open transactions is based, where possible, on quoted prices, or alternatively on other recognised valuation methods.

Changes in fair values resulting from currency hedging of existing assets and liabilities are recognised in financial income. These gains and losses generally correspond to changes in the hedged balance sheet items.

Concentrations of credit risk

Financial instruments, which potentially subject the company to significant concentrations of credit risk, consist principally of cash investments, foreign currency exchange contracts, and trade accounts receivable. The company maintains cash and cash equivalents, investments and certain other financial instruments with various major financial institutions. The company performs periodic evaluations of the relative credit standing of these financial institutions and limits the amount of credit exposure with any institution. Financial transactions are spread over a number of financial institutions each of which has a high credit rating.

The overall credit risk relating to derivatives at 31 December 2002 and 2001, amounted to CHF 2.1 and CHF 0.6 million, respectively. The credit risk measures the maximum exposure which would arise if the counter parties failed to meet their obligations. The outstanding financial market transactions have all been arranged with top-rated financial institutions, and there is no unreasonable concentration of risks.

Concentration of credit risks with respect to trade accounts receivable is limited due to the large number of customers and their dispersion across many geographic areas. However, a significant proportion of trade accounts receivable is with national health care systems in several countries. Although the company does not currently foresee a credit risk associated with these receivables, repayment is dependent upon the financial stability of those countries’ national economies.

Summary of the senior credit facility agreement

Centerpulse and Centerpulse Orthopedics Inc have secured loans under a senior credit facility from a syndicate of lenders arranged by UBS Warburg Ltd, in an amount, initially, of $635 million, which has since been paid down to $331 million as per 31 December 2002. The senior credit facility agreement was executed on 29 October 2002. The entire drawings under the senior credit facility (less transaction costs) were applied in payment of the cash portion and cash in lieu of the convertible callable component of the Settlement Agreement on 4 November 2002.

The senior credit facility consisted of two debt tranches: Tranche A of $250 million (thereof 63.5 per cent. repayable in Euros) and tranche B of $385 million (thereof 28.3 per cent. repayable in Euros). Tranche A has already been fully repaid. The tranche B loan is repayable on 4 November 2007, with nominal interim amortisation payments equal to 0.25 per cent. of the initial tranche B loan due every 3 months.

The applicable interest rate for the remaining loan is Libor plus 3.50 per cent. per annum.

A commitment fee of 0.75 per cent. per annum was paid on the funding date in respect of the period from the commitment letter to the funding date.

This fee and all other loan related cost are recognised as financial expense over the period of repayment and at the equal ratio of repayments, respectively.

The Centerpulse Group has guaranteed the full payment of amounts owing under the senior credit facility, and has also guaranteed the performance of all other obligations thereunder, subject in all cases to certain limitations (including legal limitations under applicable law). Security has been given over certain tangible and intangible assets of the Centerpulse Group.

The security interests granted by the Centerpulse Group to the United States Department of Justice under the Medicare Settlement against the Centerpulse Group are subordinated to the security interests of the senior banks under the senior credit facility, under an intercreditor agreement with the senior banks.

88

6.	Notes to the consolidated financial information – (continued)

All loans under the senior credit facility require prepayments under certain conditions (with certain exceptions), including (i) in full upon demand following a change of control (defined as a person or group acquiring more than 35 per cent. of the voting share capital), (ii) upon the receipt of proceeds of asset disposals (subject to certain reinvestment rights), (iii) from 50 per cent. of excess cash flow (payable at delivery of audited accounts for each financial year), (iv) from the net proceeds of insurance claims (subject to the ability to repair or replace the damaged assets) and (v) from 50 per cent. of the proceeds of any equity or equity-linked issuances after the funding date.

Centerpulse may voluntarily prepay all or a portion of the senior credit facility at any time subject to notice and minimum amounts.

The Centerpulse Group has made a number of customary representations and warranties for a credit arrangement of that type. The senior credit facility is also subject to customary affirmative and negative covenants and restrictions. The financial covenants include ratios involving EBITDA, net cash flow, financial indebtedness, interest expense and mandatory repayments, all as defined by the senior credit facility agreement. Further, the documentation contains the usual events of default.

Note 29:    Transactions with related parties

At the Annual General Meeting of Sulzer on 19 April 2001 the shareholders approved the proposed separation of Sulzer and SulzerMedica (Centerpulse) into two fully independent quoted companies. The separation was effected on 10 July 2001. Transactions after the spin-off between the company and Sulzer and its subsidiaries are summarised below.

1.    On 30 October 2002 Centerpulse and Sulzer entered into an Amendment to the Umbrella Agreement dated 4 July 1997, under which it was decided that Centerpulse pays an account settlement to Sulzer for the usage right for the trademark, corporate name and/or trade name of Sulzer in the amount of CHF 1,772,000. No additional royalties will have to be paid by Centerpulse and its affiliates after 30 October 2002.

2.    Certain research and development activities were performed centrally by Sulzer Markets and Technology Ltd., a subsidiary of Sulzer. Under various cost sharing agreements the cost of such activities was charged to the companies, which benefit directly therefrom. Direct research and development services charged to the company are separately disclosed in the table at the end of Note 29. Exploratory research and development charges allocated to the company are disclosed under selling, general and administrative expense in the table at the end of Note 29.

3.    The company has agreed to indemnify certain suppliers for liability claims, which may be made against them in connection with the incorporation of their products into Centerpulse products.

4.    The company has insurance coverage for product liability under an umbrella insurance policy for all its subsidiaries.

5.    All transactions have been consistent with arm’s length principles according to the Umbrella Agreement entered into by the company with Sulzer during 1997.

6.    Based on the Separation Agreement of 6 July 2001 the Shareholders approved the proposed new name “Centerpulse” at the Annual Shareholder’ Meeting on 17 May 2002. The renaming process is already finalised for the holding Company and most of its subsidiaries.

7.    In 2002 the total remuneration for the Centerpulse Directors approximated CHF 1.7 million (in 2001: CHF 1.3 million). The Centerpulse Directors receive a substantial portion of their fees in the form of shares and/or stock options.

6.	Notes to the consolidated financial information – (continued)

Transactions between the company and Sulzer and its subsidiaries as at 2000 amounted to:

	2002	2001(1)	2000
	(in millions CHF)
Total sales of Centerpulse products	—	9	19

Rent and maintenance of buildings	—	(2)	(5)
Selling, general and administrative expenses	—	(2)	(4)
Research and development expenses	—	(2)	(3)

Total costs	—	(6)	(12)

Total interest income	—	2	3

(1)	Until July 10, 2001, Centerpulse was part of the Sulzer Group

Balances with Sulzer and its subsidiaries amounted to:

	2002	2001(1)	2000
	(in millions CHF)
Assets
Current accounts receivable	—	—	5
Cash and cash equivalents	—	—	98

Total assets	—	—	103

Liabilities
Current borrowings	—	—	3
Current accounts payable	—	—	4

Total liabilities	—	—	7

(1)	Until July 10, 2001, Centerpulse was part of the Sulzer Group

Note 30:    Centerpulse Share Option Schemes

Movements in the number of shares and ADS options outstanding are as follows:

	2002 Options	2001 Options	2000 Options
At the beginning of the year	344,463	177,472	126,458
Granted	215,900	233,943	74,048
Exercised	(35,495)	(199)	(7,674)
Cancelled or expired	(102,443)	(66,753)	(15,360)

At the end of the year	422,425	344,463	177,472

Share options outstanding at the end of the year have the following terms:

Grant year	Weighted average remaining contractual life in years	Weighted average exercise price per share/ADS	2002 Options	2001 Options	2000 Options
1997(1)	—	—	—	17,440	22,958
1998	0.3	CHF 365 / USD 24.28	16,640	24,293	31,819
1999	1.3	CHF 286 / USD 19.36	30,419	43,710	54,703
2000	2.3	CHF 358 / USD 21.99	38,783	54,119	67,992
2001	8.5	CHF 180 / USD 12.00	139,045	204,901	—
2002	9.3	CHF 145 / USD 8.38	197,538	—	—

Total		CHF 181 / USD 13.19	422,425	344,463	177,472

(1)	expired in July 2002

6.	Notes to the consolidated financial information – (continued)

Incentive plans and stock option plans

Since the initial public offering of its Shares in 1997, the company has had stock option plans in place for the Centerpulse Directors, the Executive Committee of the Centerpulse Directors and certain key employees of Centerpulse, including its senior management.

The 1997 SulzerMedica Management Stock Option Plan (the “1997 Stock Option Plan”) provided for the grant of options for Shares or ADS (one option covering one Share or 10 ADS) with an exercise price set at the time of the grant and equivalent to the average trading price of the Shares or ADSs during the ten trading days prior to the date of grant. The last options under the 1997 Stock Option Plan were granted in April 2000. The options expire five years after the date of grant. No option may be exercised during the first year after it was granted. Thereafter, options may be exercised each year in respect of a maximum of 25 per cent. of the Shares or ADS.

In November 2000, the company approved the Sulzer Medica 2001 Stock Option Plan (the “2001 Stock Option Plan”), which became effective 1 January 2001. A maximum of 125,000 Shares (or 1,250,000 ADSs) are available under the 2001 Stock Option Plan. The Management Development & Compensation Committee of the Centerpulse Directors determines the exercise price and the vesting conditions at the time of grant. The options expire ten years after the date of grant.

In July 2001, the company approved the Sulzer Medica 2001 Long-Term Stock Option Plan (the “Long-Term Plan”), which became effective 1 August 2001. A maximum of 250,000 shares (or 2,500,000 ADSs) are available under the Long-Term Plan. As with the 2001 Stock Option Plan, the exercise price and the vesting conditions are determined by the Management Development & Compensation Committee of the Centerpulse Directors at the time of grant. The options expire 10.5 years after the date of grant.

Under the stock option plans, options were and generally are granted once annually, in April, but may also be granted to new employees during the year. Options under the plans are sourced from conditional share capital pursuant to Article 3a of the company’s Articles of Incorporation or from secondary shares.

Options under these plans are sourced from up to 350,000 shares (or 3,500,000 ADS) of authorised, but un-issued registered shares of Centerpulse.

Based on the capital increase of Centerpulse in October 2002 a proposal to adjust the price of the stock contained in the Centerpulse Share Option Schemes has been approved by the Management Development & Compensation Committee of the Centerpulse Directors in December 2002. The strike price reduction was in the range of 3 per cent. to 10 per cent. The different percentage adjustment of the strike prices was linked to the different parameters of the individual plans.

6.	Notes to the consolidated financial information – (continued)

Note 31:    Differences between IFRS and US GAAP

The Centerpulse Group’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS), which differ, in certain material respects from accounting principles generally accepted in the United States of America (US GAAP).

Reconciliation of IFRS and US GAAP net income:

	2002	2001	2000
	(in millions CHF)
Net income/net (loss) under IFRS	337	(1,193)	190
Impact of in-process research and development cost on goodwill(1)	10	11	11
Impact of impairment charge on intangibles(2)	(3)	17	(13)
Impact of goodwill amortisation(3)	50	—	—
Impairment reversal(4)	(13)	—	—
Recognised loss on sale of discontinued operations(5)	(42)	—	—
Employee benefits(6)	(24)	3	1
Option re-pricing(7)	(17)	—	—
Deferred tax effect on US GAAP adjustments	5	—	—

Net income/net (loss) under US GAAP	303	(1,162)	189

thereof net income/net (loss) from continuing operations	124	(1,104)	146
thereof net income/net (loss) from discontinuing operations	179	(58)	43

(1)  Impact of in-process research and development cost on goodwill

In accordance with IAS 22, the amount of “in-process research and development” included in the purchase price of acquisitions is considered a form of goodwill which the company amortises over a twenty-year period. US GAAP requires the entire “in-process research and development” amount to be expensed in the year of acquisition. This difference reverses over the twenty-year period in which goodwill is amortised under IFRS. In 2002, CHF 10 million of this difference was reversed (2001: CHF 11 million).

(2)  Impact of impairment charge on intangibles

US Statement of Financial Accounting Standards No. 121 (FAS 121) “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be disposed of” provides that an impairment is evaluated based on expectations of undiscounted cash flows. This test according to US GAAP determined that in 2001 and 1999 no impairment had occurred and no impairment charges were recognised. This difference reverses over the remaining period in which these definite-lived intangible assets are amortised under IFRS.

(3)  Impact of goodwill amortisation

As of 1 January 2002, the Centerpulse Group adopted Statement of Financial Accounting Standards No. 142 (SFAS 142), “Goodwill and other Intangible Assets”. SFAS 142 requires that all goodwill and other intangible assets existing on implementation on 1 January 2002 be tested for impairment on an annual basis. From 1 January 2002 goodwill and intangible assets deemed to have an indefinite useful life are no longer amortised on a regular basis. For the purpose of the reconciliation to US GAAP, goodwill was generally amortised through the income statement over an estimated useful life of 20 years up to 31 December 2001. Therefore, there was no amortisation charge in 2002 under US GAAP. The corresponding reversal of the regular goodwill amortisation under IFRS resulted in an additional income in the US GAAP reconciliation of CHF 50 million for 2002.

(4)  Impairment reversal

Statement of Financial Accounting Standards No. 115 (FAS 115) “Accounting for Certain Investments in Debt and Equity Securities”, does not allow the reversal of an impairment loss for subsequent increases in the fair value of a financial asset.

Under IAS 39 the impairment on a previously impaired financial asset is reversed in the net profit or loss of the period upon subsequent recovery in fair value of the asset.

(5)  Recognised loss on sale of discontinued operations

Due to difference between IFRS and US GAAP in the treatment of impairment charges and goodwill amortisation described under (b) and (c) of the reconciliation of shareholders’ equity the gain on sale of disposals, as disclosed in Note 11, is reduced by CHF 42 million.

6.	Notes to the consolidated financial information – (continued)

(6)  Employee benefits

US Statement of Financial Accounting Standards No. 87 (FAS 87) “Employer’s Accounting for pensions” does not provide for an impairment test for the overfunding of pension plans. The change of the amount of the overfunding is shown in the income statement.

(7)  Option re-pricing

If the exercise price of a fixed stock option award is subsequently reduced, Financial Accounting Standards Board Interpretation No. 44 “Accounting for Certain Transactions involving Stock Compensation and interpretation of APB Opinion No. 25”, requires that the option award be accounted for as variable from the date of the modification to the date the award is exercised, is forfeited or expires unexercised. As discussed in the reconciliation of net income, the company records compensation expense or recovery for modified options calculated as (the amount of) the change in the intrinsic value of the options from the time of the modification to the date the modified option is exercised, forfeited or expires.

The principal differences between IFRS and US GAAP are presented on pages 92 - 95 with explanations of certain adjustments that affect consolidated shareholders’ equity as of 31 December 2002 and 2001.

Reconciliation of shareholders’ equity

	2002	2001	2000
	(in millions CHF)
Shareholders’ equity under IFRS	1,270	784	1,993

Impact of in-process research and development cost on goodwill (a)	(138)	(177)	(182)
Exceptional write-down on intangibles (b)	175	241	216
Impact of goodwill amortisation (c)	50	—	—
Impairment reversal (d)	(13)	—	—
Employee benefits (e)	—	24	21
Option re-pricing (f)	(17)	—	—
Investments (g)	—	—	15
Deferred taxes (h)	5	—	(3)

Shareholders’ equity under US GAAP	1,332	872	2,060

(a)  In-process research & development

As discussed in the reconciliation of net income, the amount: “in-process research and development” is expensed in the year of acquisition. This difference reverses over the period in which goodwill is amortised under IFRS.

(b)  Intangibles

As discussed in the reconciliation of net income, the impairment charge to goodwill and existing technology was not recognised under FAS 121.

	Orthopaedics Division	Spine-Tech Division	Dental Division	Cardiovascular Division	Total
	(in millions CHF)
1 January 2002	44	714	120	188	1,066

Goodwill written off relating to disposals	—	—	—	(165)	(165)
Translation effects	—	(120)	(20)	(3)	(143)

31 December 2002	44	594	100	20	758

(c)  Goodwill

US Statement of Financial Accounting Standards No. 142 (FAS 142) “Goodwill and other Intangible Assets” does not require goodwill to be amortised after 1 January 2002. Under IFRS the Centerpulse Group continues to amortise goodwill.

The changes in the carrying amount of goodwill for the year ended 31 December 2002 are as follows:

Reported net income was CHF 303; (1,162) and 189 million in 2002, 2001 and 2000 respectively. Adding back the goodwill amortisation of CHF 0, 59 and 41 million in 2002, 2001 and 2000 respectively, results in pro forma net income of CHF 303, (1,103) and 230 million, respectively.

93

6.	Notes to the consolidated financial information – (continued)

The Centerpulse Group estimates that the aggregate amortisation expense for intangibles subject to amortisation for each of the five succeeding financial years will not materially differ from the current aggregate amortisation expense.

(d)  Impairment reversal

At the end of 2001 the investment in Orquest was impaired and $11 million was written off.

Evidence of a take-over of Orquest by DePuy AcroMed resulted in the estimate that a substantial part of the impairment is no longer justified. CHF 13 million was reversed in line with IAS 39. US GAAP does not allow the reversal of an impairment of a financial asset.

(e)  Employee benefits

IAS 19 (revised 1998) “Employee benefits”, effective as of 1 January 1999, limits the benefit amount of plan assets to be recognised to the realisable economic future benefit.

US GAAP Financial Accounting Standard No. 87 (FAS 87), “Employers’ Accounting for pensions,” does not provide for an impairment test for the over funding of pension plans, as such the amount of the over-funding is recognised as an asset.

(f)  Option re-pricing

As discussed in the reconciliation of net income, the company records compensation expense or recovery for modified options calculated as (the amount of) the change in the intrinsic value of the options from the time of the modification to the date the modified option is exercised, forfeited or expires.

(g) Investments

The IAS cost and estimated fair value of available-for-sale securities at 31 December 2000 are as follows:

In accordance with IAS 25, “Accounting for Investments”, the Centerpulse Group has classified its marketable securities as long-term, and carries such investments at the lower of cost or market value, determined on a total aggregate portfolio basis, Reductions in the carrying value of marketable securities are charged to the consolidated income statement.

US GAAP Statement of Financial Accounting Standards No. 115 (FAS 115), “Accounting for Certain Investments in Debt and Equity Securities”, provides that investments in marketable securities which are classified as available for sale are reported at fair value with unrealised gains and losses excluded from earnings and included as a separate component of shareholders’ equity. Accordingly, the effect of this treatment is included in the US GAAP reconciliation of shareholders’ equity.

(h)  Deferred taxes

In the consolidated financial statements, deferred tax assets and liabilities are classified as long-term and have been presented as such in the assets and liabilities sections of the balance sheet. This presentation is in accordance with IAS 12, “Income taxes.” US GAAP Statement of Financial Accounting Standards No. 109 (FAS 109), “Accounting for Income Taxes,” provides that deferred taxes must be separated into a current and a non-current amount based on the classification of the related asset or liability.

The presentation of deferred tax assets and liabilities in accordance with FAS 109 at 31 December would be as follows:

	Current assets	Non- current assets	Current liabilities	2002 Non- current liabilities	Current assets	Non- current assets	Current liabilities	2001 Non- current liabilities	Curerent assets	Non- current assets	Current liabilities	2000 Non- current liabilities
	(in millions CHF)
Deferred taxes	216	592	14	17	243	679	15	20	116	212	13	39
Valuation allowance	(68)	(187)	—	—	(69)	(194)	—	—	(54)	(100)	—	—

Total deferred taxes	148	405	14	17	174	485	15	20	62	112	13	39

This difference relating to deferred taxes does not result in a reconciling adjustment to shareholders’ equity as of 31 December 2002, 2001 and 2000 between IAS and US GAAP.

6.	Notes to the consolidated financial information – (continued)

(i)  Operating income before goodwill amortisation and exceptional items

Disclosure of operating income before exceptional items and goodwill amortisation is not permitted under US GAAP. The exceptional items, goodwill amortisation and non-operating expenses would be included in the determination of operating income under US GAAP.

(j)  Operating income

Operating income under IFRS also consists of the income from discontinuing operations. Under US GAAP, this income from the grafts and stents businesses in 2002 would not be included in the operating income. It would be shown below the operating income as income from discontinuing operations.

Recently issued accounting pronouncements

The Financial Accounting Standards Board has recently issued several new accounting standards, including SFAS No. 145 “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”, SFAS 146 “Accounting for Costs Associated with Exit or Disposal Activities”, will be effective for periods beginning on or after 1 January 2003. The Centerpulse Group is currently determining the effect, if any, that these new standards cause divergences from its Consolidated Financial Statements.

FASB interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, was issued in November 2002 (“Interpretation”). This Interpretation provides further guidance for the disclosure and accounting for guarantees. The disclosure provisions have been adopted for the year ended 31 December 2002. In accordance with the Interpretation, all guarantees entered into after 31 December 2002 are required to be recognised as a liability at fair value. This new Interpretation is not expected to have a material impact on the Centerpulse Group’s consolidated financial statements.

FASB interpretation No. 46 “Consolidation of Variable Interest Entities”. This new Interpretation is not expected to have a material impact on the Centerpulse Group’s consolidated financial statements.

The Centerpulse Group adopted SFAS No. 141 for all business combinations after 30 June 2001. This standard requires that all business combinations be accounted for using the purchase method, and it further clarifies the criteria for recognition of intangible assets separately from goodwill. Since 30 June 2001, there have been no material business combinations.

Effective 1 January 2002 the Centerpulse Group adopted SFAS No. 144. This standard supercedes and amends existing accounting literature related to the impairment and disposal of long-lived assets.

Note 32:    Convenience translation (unaudited)

Solely for the convenience of the reader, the consolidated balance sheets have been translated into US dollars at the year-end exchange rate, and the consolidated income statements have been translated at the average exchange rate.

The translation should not be construed as a representation that the Swiss franc amounts represent or have been or could be converted into US dollars at those or any other rate.

6.	Notes to the consolidated financial information – (continued)

Consolidated income statements (unaudited)

	2002	2001	2000
	(in millions USD)
Net sales	942	839	797

Cost of sales	(308)	(320)	(249)

Gross profit	634	519	548

Selling, general and administrative expenses	(404)	(383)	(328)
Research and development expenses	(60)	(77)	(64)
Other operating income	1	—	4

Operating income before goodwill amortisation and exceptional items	171	59	160

Goodwill amortisation	(32)	(34)	(23)
Hip and knee implant litigation	—	(873)	—
Exceptional operating items	(8)	(117)	(1)
Gain on disposals	128	—	—

Operating income/(loss)	259	(965)	136

Financial income/(expenses)	(18)	4	17
Other non-operating income/(expenses)	(1)	(12)	—

Income/(loss) before taxes	240	(973)	153

Taxes	(24)	268	(40)

Net income/(loss) before minority interests	216	(705)	113

Minority interests	(1)	(1)	(1)

Net income/(loss)	215	(706)	112

Per registered share/per American Depositary Share (ADS)
Basic earnings/(loss) per share	21.12	(70.79)	11.20
Basic earnings/(loss) per ADS	2.11	(7.08)	1.12
Diluted earnings/(loss) per share	21.03	(70.79)	11.19
Diluted earnings/(loss) per ADS	2.10	(7.08)	1.12
Currency exchange rate	1.56	1.69	1.69

6.	Notes to the consolidated financial information – (continued)

Consolidated balance sheets (unaudited)

	2002	2001
	(in millions USD)
Assets
Non-current assets
Intangible assets	435	554
Property, plant and equipment	144	140
Investments and other financial assets	50	39
Deferred income taxes	389	383

Total non-current assets	1,018	1,116

Current assets
Inventories	253	245
Trade accounts receivables	209	183
Other accounts receivables and prepaid expenses	59	73
Cash and cash equivalents	143	93

Total current assets	664	594

Total assets	1,682	1,710

Equity and liabilities

Shareholders’ equity	914	467

Minority interests	6	4
Non-current liabilities
Non-current borrowings	350	12
Deferred income taxes	14	11
Non-current provisions	114	874
Other non-current liabilities	3	7

Total non-current liabilities	481	904

Current liabilities

Current borrowings	50	44
Current provisions	66	133
Trade accounts payable	46	42
Other current and accrued liabilities	119	116
Total current liabilities	281	335

Total liabilities	762	1,239

Total equity and liabilities	1,682	1,710

Currency exchange rate	1.39	1.68

Note 33:    Subsequent events (unaudited)

On 21 January 2003, the Centerpulse Group announced the closing of the sale of its Carbomedics Inc. and Mitroflow Inc. mechanical and tissue heart valve business to Italian device company Snia S.p.A for total consideration of USD 116 million. The purchase price consists of cash consideration of USD 80 million, and a subordinated note with a principal amount of $36 million. The sale of Carbomedics and Mitroflow is the third and final step in Centerpulse’s plan to divest its cardiovascular interests.

In January 2003 the Centerpulse Group announced that Mr G.-P. Ondo, head of group risk management and member of the executive board, has left the company to pursue other interests.

SECTION B:	Unaudited reconciliations to Smith & Nephew’s accounting policies

1.	Unaudited reconciliations of Centerpulse’s financial information to conform with Smith & Nephew’s accounting policies under UK GAAP

The differences between the accounting policies adopted by Centerpulse under IFRS and those adopted by Smith & Nephew under UK GAAP, which give rise to material adjustments, relate to goodwill, pension accounting, deferred tax and stock-based compensation.

Smith & Nephew’s accounting policies will be adopted by the Combined Group following completion of the Transaction. The unaudited reconciliations of selected line items from Centerpulse’s financial information are set out below:

	2002	2001	2000
	(in millions CHF)
Centerpulse reported operating income/(loss) before goodwill amortisation	455	(1,574)	269
Reclassifications to conform with UK GAAP presentation:
Gain on sale of discontinued operations	(200)	—	—
Impairment of investment	—	(8)	—
Foreign exchange loss	(11)	(9)	—

Centerpulse operating profit/(loss) before goodwill amortisation under UK GAAP presentation	244	(1,591)	269
Accounting policy adjustments:
Pensions	(1)	1	(2)
Stock-based compensation	(11)	(2)	(2)

Total accounting policy adjustments before goodwill amortisation	(12)	(1)	(4)

Operating profit/(loss) before goodwill amortisation under Smith & Nephew’s accounting policies	232	(1,592)	265

	2002	2001	2000
	(in millions CHF)
Centerpulse reported operating income/(loss)	405	(1,631)	230
Reclassifications to conform with UK GAAP presentation:
Gain on sale of discontinued operations	(200)	—	—
Impairment of investment	—	(8)	—
Foreign exchange loss	(11)	(9)	—

Centerpulse operating profit/(loss) under UK GAAP presentation	194	(1,648)	230
Accounting policy adjustments:
Goodwill amortisation	9	9	9
Pensions	(1)	1	(2)
Stock-based compensation	(11)	(2)	(2)

Total accounting policy adjustments	(3)	8	5

Operating profit/(loss) under Smith & Nephew’s accounting policies	191	(1,640)	235

	2002	2001	2000
	(in millions CHF)
Centerpulse reported income/(loss) before goodwill amortisation and taxes	426	(1,588)	298
Total accounting policy adjustments before goodwill amortisation – as above	(12)	(1)	(4)
Cumulative translation adjustments	9	—	—

Profit/(loss) before goodwill amortisation and tax under Smith & Nephew’s accounting policies	423	(1,589)	294

	2002	2001	2000
	(in millions CHF)
Centerpulse reported income/(loss) before taxes	376	(1,645)	259
Total accounting policy adjustments – as above	(3)	8	5
Cumulative translation adjustments	9	—	—

Profit/(loss) before tax under Smith & Nephew’s accounting policies	382	(1,637)	264

98

	2002	2001	2000
	(in millions CHF)
Centerpulse reported net income/(net loss) before goodwill amortisation	387	(1,136)	229
Total accounting policy adjustments before goodwill amortisation – as above	(12)	(1)	(4)
Cumulative translation adjustments	9	—	—
Deferred tax adjustment	—	—	(1)

Profit/(loss) before goodwill amortisation and after tax under Smith & Nephew’s accounting policies	384	(1,137)	224

	2002	2001	2000
	(in millions CHF)
Centerpulse reported net income/(net loss)	337	(1,193)	190
Total accounting policy adjustments – as above	(3)	8	5
Cumulative translation adjustments	9	—	—
Deferred tax adjustment	—	—	(1)

Profit/(loss) after tax under Smith & Nephew’s accounting policies	343	(1,185)	194

	2002	2001	2000
	(in millions CHF)
Centerpulse reported net assets	1,278	791	1,998
Accounting policy adjustments:
In intangible assets – goodwill	(31)	(40)	(49)
In investments:
Investments	1	(2)	—
Stock based compensation	9	16	7

In debtors – deferred tax	(1)	(1)	(1)

In other creditors:
Pensions	(2)	(1)	(2)
Stock based compensation (accrual)	(6)	(3)	(2)

Dividends	—	—	(60)

Net assets under Smith & Nephew’s accounting policies	1,248	760	1,891

2.	Summary of significant differences between Centerpulse’s accounting policies under IFRS and Smith & Nephew’s accounting policies under UK GAAP

The accounting policies adopted by Centerpulse under IFRS differ from those adopted by Smith & Nephew under UK GAAP. The principal differences which impact profit and loss for the year and/or net assets are set out below:

Adjustments to conform with Smith & Nephew’s accounting policies

Deferred taxation

Deferred taxation is recognised on most taxable temporary differences. Certain differences arise in relation to fair values assigned upon acquisition and the tax rate used in calculating the deferred tax impact of elimination of intercompany profits in stock.

Goodwill

Goodwill is capitalised on acquisition of businesses and is amortised over a useful life determined by the directors. In accordance with UK GAAP Smith & Nephew offset goodwill arising on acquisitions prior to 31 December 1997 against reserves. Goodwill acquired post 1 January 1998 is capitalised and amortised on a straight line basis over its estimated useful life.

Pensions

Under IFRS, actuarial gains and losses which exceed 10 per cent. of the present value of future benefits payable or underlying assets are amortised over the average remaining active period of employment. Under UK GAAP all variations from regular cost are amortised over the employees’ service lives.

Stock-based compensation

Under IFRS, the shares held by the company for the employee share purchase plan are recorded as Treasury Shares at fair value and differences between the fair value and cost are charged to equity. Under UK GAAP these shares would be initially recorded at cost as investments in own shares, and the difference between the cost and amount payable by the employee charged to the profit and loss account.

Cumulative translation reserve

Under IFRS, on disposal of an investment in a foreign entity, the cumulative exchange differences recorded in equity, which relate to that entity, are recognised as income or expense in the same period in which the gain or loss is recognised. Under UK GAAP these cumulative exchange differences are not recognised as gains or losses in the profit and loss account in the year of disposal.

Investments

Under IFRS, in accordance with IAS 39, available for sale investments are recorded at fair value. Under UK GAAP, these investments are recorded at cost.

Dividends

Under IFRS, dividends are recorded in the year in which they are approved by shareholders. Under UK GAAP dividends are recorded when they are proposed.

Reclassifications to conform with UK GAAP presentation

Gain on sale of discontinued operations

The gain on sale of discontinued operations is deducted from operating profit to comply with the presentation required by FRS 3 (previously shown within exceptional items, in Centerpulse results, below operating profit).

Impairment of investment

This charge, relating to the impairment of Japan Lifeline Co. Ltd, is included within financial expense/income, below operating profit in Centerpulse’s financial information and has been reclassified to be included within operating profit/(loss) in accordance with UK GAAP.

Foreign exchange loss

This is included within financial expense/income below operating profit in Centerpulse’s financial information, and has been reclassified to be included within operating profit in accordance with UK GAAP.

SECTION C:	Letter from BDO Stoy Hayward on the unaudited reconciliations to Smith & Nephew’s accounting policies

BDO Stoy Hayward Chartered Accountants	8 Baker Street London W1U 3LL

The Directors and Proposed Directors 24 April 2003

Smith & Nephew Group plc

122 rte du Moulin de la Ratte

1236 Cartigny

Geneva

The Directors

Lazard & Co., Limited

21 Moorfields

London EC2P 2HT

Dear Sirs

We report on the unaudited reconciliations of selected line items from the financial information on Centerpulse AG (“Centerpulse”) to conform with Smith & Nephew plc’s accounting policies under UK GAAP (“the Accounting Policy Reconciliations”) set out in section B of Part IV of the listing particulars dated  24 April 2003.

Responsibility

It is the responsibility solely of the directors of Smith & Nephew Group plc (“the Company”) to prepare the Accounting Policy Reconciliations in accordance with paragraph 12.11 of the Listing Rules of the UK Listing Authority (“the Listing Rules”). It is our responsibility to form an opinion, as required by the Listing Rules, on the Accounting Policy Reconciliations and to report our opinion to you.

The Accounting Policy Reconciliations incorporate material adjustments to the historical consolidated financial statements of Centerpulse. The historical consolidated financial statements of Centerpulse for each of the three years ended 31 December 2000, 2001 and 2002 were prepared in accordance with International Accounting Standards and were audited by PricewaterhouseCoopers AG who gave unqualified reports thereon other than in 2001 where the following emphasis of matter paragraph was included as explained in section A of Part IV of the listing particulars dated 24 April 2003.

“Without qualifying our opinion we draw your attention in accordance with the International Standards on Auditing (ISA) to the following: as described in Note 9 to the consolidated financial statements, on 13 March 2002 Sulzer Medica has reached a tentative settlement agreement with the patients of the USA affected by defective hip and knee implants. The Group’s estimate of costs directly related to this tentative settlement agreement amount to $873 million and is recognised in the 2001 consolidated financial statements. As a result of the uncertainties existing in connection with this pending litigation, the ultimate outcome of this matter cannot presently be determined. This emphasis of matter represents, in contrast to the ISA, a qualification in accordance with the auditing standards promulgated by the Swiss profession.”

We do not accept any responsibility for the historical consolidated financial statements of Centerpulse.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work, which involved no independent examination of any historical underlying financial information, consisted primarily of making enquiries of management of Centerpulse and its auditors to establish the accounting policies which were applied in the preparation of this historical underlying financial information.

101

We have considered the evidence supporting the Accounting Policy Reconciliations and discussed the Accounting Policy Reconciliations with the directors of the Company.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion the adjustments presented in the Accounting Policy Reconciliations are those appropriate for the purpose of presenting the selected line items from the financial information on Centerpulse on a basis consistent in all material respects with Smith & Nephew plc’s accounting policies under UK GAAP and the Accounting Policy Reconciliations have been properly compiled on the basis stated.

Yours faithfully

BDO Stoy Hayward

Chartered Accountants

PART V

FINANCIAL INFORMATION RELATING TO SMITH & NEPHEW GROUP

Smith & Nephew Group accountants’ report

BDO Stoy Hayward Chartered Accountants	8 Baker Street London W1U 3LL

The Directors and Proposed Directors 24 April 2003

Smith & Nephew Group plc

122 rte du Moulin de la Ratte

1236 Cartigny

Geneva

The Directors

Lazard & Co., Limited

21 Moorfields

London EC2P 2HT

Dear Sirs

1.	Introduction

We report on the financial information set out below. This financial information has been prepared for inclusion in the listing particulars dated 24 April 2003 of Smith & Nephew Group plc, formerly Smith & Nephew Group Limited, formerly Meadowclean Limited (“Smith & Nephew Group” or the “Company”). The Company was incorporated on 8 January 2002.

Basis of preparation

The financial information set out below is based on the audited financial statements of Smith & Nephew Group for the period ended 28 February 2003 to which no adjustments were considered necessary.

Responsibility

Such financial statements are the responsibility of the directors of Smith & Nephew Group who approved their issue.

The directors and proposed directors of Smith & Nephew Group are responsible for the contents of the listing particulars dated 24 April 2003 in which this report is included.

It is our responsibility to compile the financial information set out in our report from the financial statements, to form an opinion on the financial information and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. The evidence included that previously obtained by KPMG Audit Plc (Smith & Nephew Group’s auditors) relating to the audit of the financial statements underlying the financial information. It also included an assessment of significant estimates and judgements made by those responsible for the preparation of the financial statements underlying the financial information and whether the accounting policies are appropriate to the entity’s circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

103

Opinion

In our opinion, the financial information gives, for the purposes of the listing particulars dated 24 April 2003, a true and fair view of the state of affairs of Smith & Nephew Group as at 28 February 2003 and the results of Smith & Nephew Group for the period from incorporation to 28 February 2003.

2.	Profit and loss account

for the period from incorporation to 28 February 2003

		Period ended 28 February 2003
	Note	£
Administrative expenses		(1,377)

Operating loss	3	(1,377)

Interest receivable and similar income	6	42

Loss on ordinary activities before taxation		(1,335)

Tax on loss on ordinary activities	7	–

Loss on ordinary activities after taxation		(1,335)

Loss retained for the period		(1,335)

Basic and diluted loss per share	8	(356.95	)p

3.	Statement of total recognised gains and losses

for the period from incorporation to 28 February 2003

There are no recognised gains and losses other than the loss attributable to shareholders of the Company of £1,335 in the period ended 28 February 2003.

4.	Balance sheet

at 28 February 2003

		28 February 2003
	Note	£
Current assets
Debtors	9	12,883
Investments	10	330

		13,213
Creditors: amounts falling due within one year	11	(1,247)

Net current assets		11,966

		11,966

Capital and reserves
Called-up share capital	12	13,301
Profit and loss account	13	(1,335)

Equity shareholders’ funds		11,966

5.	Reconciliation of movements in shareholders’ funds

for the period from incorporation to 28 February 2003

Period ended 28 February 2003
£
Loss for the financial period	(1,335)
Share capital subscribed	13,301

Total movements during the year	11,966
On incorporation	–

Shareholders’ funds at 28 February 2003	11,966

6.	Statement of cash flows

for the period from incorporation to 28 February 2003

The Company has not presented a cash flow statement as it had no cash flows during the period.

7.	Notes to the financial information

Note 1.    Accounting policies

Basis of preparation

The financial information has been prepared in accordance with applicable UK accounting standards and under the historical cost convention.

Deferred taxation

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more, or a right to pay less or to receive more tax.

Deferred tax assets are recognised only to the extent that the directors consider that it is likely that taxable profits will be available against which future reversals of the underlying timing differences can be made.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences are expected to reverse. These are based on tax rates and laws substantively enacted at the balance sheet date.

Investments

Current asset investments are held at the lower of cost and market value.

Foreign currencies

Transactions in foreign currencies are recorded using the rate of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange ruling at the balance sheet date and the gains or losses on translation are included in the profit and loss account.

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

7.	Notes to the financial information – (continued)

Note  2.    Segmental analysis

The Company did not trade during the period and has no reportable business segments.

The Company’s loss and net assets are derived in the Netherlands.

Note  3.    Operating loss

This is stated:

Period ended 28 February 2003
£
after charging
Auditors’ remuneration	1,175
after crediting
Exchange gains	29

Note	4. Directors’ emoluments

None of the directors of Smith & Nephew Group received any emoluments during the period.

Note 5.    Staff costs

The Company did not employ any staff during the period.

Note 6.    Interest receivable and similar income

Period ended 28 February 2003
£
Interest on Dutch Government Bonds	13
Exchange gains	29

42

Note 7.    Taxation

(a)	Tax on loss on ordinary activities

Period ended 28 February 2003
£
Foreign tax:
Current tax on income for the period	–

Total current tax	–
Deferred tax (see below)	–

Tax on loss on ordinary activities	–

(b)	Factors affecting current tax charge

The Company was resident in the Netherlands for tax purposes during the period. A potential deferred tax asset of £353 in respect of tax losses of the Company has not been recognised due to uncertainties over the Company’s future potential tax charges against which this asset would be recoverable.

7.	Notes to the financial information – (continued)

The tax assessed on the loss on ordinary activities for the year is different from the standard rate of corporation tax in the Netherlands of 29 per cent. The differences are reconciled below:

Period ended 28 February 2003
£
Loss on ordinary activities before taxation	(1,335)

Loss on ordinary activities multiplied by standard rate of corporation tax in the Netherlands of 29 per cent.	(387)
Unrecognised deferred tax asset	353
Other disallowable expenses	34

Total current tax	—

(c)	Factors that may affect future tax charges

Future taxable profits may benefit from the ability to utilise any tax losses created during this period for which no deferred tax asset has been recognised.

The future tax charges of the Company will be impacted by the items noted in Note 17 Post Balance Sheet Events.

Note	8. Loss per share

The calculation of basic and diluted loss per share is based on the loss for the period of £1,335, and on 374 ordinary shares, being the weighted average number of ordinary shares in issue during the period.

Note 9. Debtors

28 February 2003
£
Amounts owed by parent undertaking	12,883

No deferred tax asset has been recognised in respect of the tax losses of the Company.

Note 10.    Investments

28 February 2003

£
Cost:
On incorporation	—
Acquired during the period	301
Translation adjustments	29

At 28 February 2003	330

At 28 February 2003 the market value of the investments (500 EUR Dutch Government 15/7/98-08 Bonds) was £375.

These bonds were held by the Company’s then parent company BFT Nederland B.V. beneficially on the Company’s behalf for the period from purchase to 28 February 2003.

Note 11.    Creditors: amounts falling due within one year

28 February 2003
£
Accruals and deferred income	1,247

7.	Notes to the financial information – (continued)

Note 12.    Share capital

28 February 2003
£
Authorised
20,000 ordinary shares of £1 each	20,000

Allotted, called-up and fully paid
13,301 ordinary shares of £1 each	13,301

All of the 13,301 allotted ordinary £1 shares were issued in this financial period for a consideration of £13,301.

Note 13.    Reserves

Profit and loss account
£
On incorporation	–
Retained loss for the period	(1,335)

At 28 February 2003	(1,335)

Note 14.    Commitments

The Company did not have any unprovided capital commitments or any ongoing commitments under finance or operating leases at the end of the financial period.

Note 15.    Related party transactions

During the financial period the following related party transactions occurred between the Company and its parent, BFT Nederland B.V.:

•	The Company issued 13,301 £1 ordinary shares to BFT Nederland B.V. in return for a current intercompany balance of £13,000 and £301 equivalent to €500 Dutch Government 15/7/98-08 bonds which BFT Nederland B.V. purchased and beneficially holds on behalf of the Company on which interest of £13 has accrued in the period.

•	BFT Nederland B.V. paid administrative charges of £130 on behalf of the Company which it then reclaimed from the Company.

As a result of the above BFT Nederland B.V. owes the Company a net balance of £12,883 as at 28 February 2003.

Note 16.    Ultimate parent company and parent undertaking of larger group of which the Company is a member

At the balance sheet date the Company’s immediate parent company was BFT Nederland B.V. which is incorporated in the Netherlands. This company has not prepared consolidated accounts which include the results of the Company for this financial period.

In the directors’ opinion the Company’s ultimate parent company and controlling party was TMF Group Holdings B.V. which is also incorporated in the Netherlands. This Company has not prepared consolidated accounts which include the results of the Company for this financial period.

7.	Notes to the financial information – (continued)

Note 17.    Post balance sheet events

On 18 March 2003 the following events occurred:

•	13,298 of the issued £1 ordinary shares of the Company were reclassified as £1 non-redeemable preference shares;

•	The remaining 3 issued £1 ordinary shares were transferred to Mr A Vidts and Mr P Chapatte;

•	6,699 of the authorised but unissued £1 ordinary shares of the Company were reclassified as £1 redeemable preference shares;

•	The 13,298 £1 non-redeemable preference shares were sold by Smith & Nephew Group’s then parent company, BFT Nederland B.V. to Cazenove & Co. Ltd, a company incorporated in the UK;

•	Following this, Mr J Kohlman, Mr A Mantel and Ms C Andriesse resigned as directors of the Company on 18 March 2003 and the following directors were appointed:

Pierre-André Chapatte	Appointed 18 March 2003
Antoine Vidts	Appointed 18 March 2003
Peter Hooley	Appointed 19 March 2003
Dudley Eustace	Appointed 19 March 2003
Christopher O’Donnell	Appointed 9 April 2003
Pamela Kirby	Appointed 14 April 2003
Warren Knowlton	Appointed 14 April 2003
Brian Larcombe	Appointed 14 April 2003
Richard De Schutter	Appointed 14 April 2003
Rolf Stomberg	Appointed 14 April 2003

•	The authorised share capital of the Company was increased to £50,000 by the creation of 30,000 redeemable preference shares of £1 each;

•	The Company issued 36,699 fully paid £1 redeemable cumulative preference shares to Cazenove & Co. Ltd;

•	Cazenove & Co. Ltd made a revenue contribution of £2,332 to the Company.

The board intends for the Company to become the holding company of the Smith & Nephew group of companies under a Scheme of Arrangement (the “Scheme”) to be put for sanctioning before the High Court of England and Wales. As part of this transaction, the Company also intends to acquire, by means of public tender offers, Centerpulse AG and InCentive AG, two Swiss companies registered on the Swiss Stock Exchange.

Details of the Scheme are included in Part II of this document.

In order to acquire Centerpulse AG and InCentive Capital AG, the Company entered into several agreements on 20 March 2003 as follows:

a)	the Company and Smith & Nephew plc entered into a Tender Agreement with René Braginsky, Hans Kaiser, Zurich Versicherungs-Gesellschaft and III Institutional Investors International Corp on 20 March 2003 which regulates certain aspects of the public tender offer to shareholders of InCentive Capital AG;

b)	the Company and Smith & Nephew plc entered into a Transaction Agreement with InCentive Capital AG which regulates certain aspects of the public tender offer to shareholders of InCentive Capital AG; and

7.	Notes to the financial information – (continued)

c) the Company and Smith & Nephew plc entered into a combination agreement with Centerpulse AG relating to the combination of the Company with Centerpulse AG.

The public tender offers for Centerpulse AG and InCentive Capital AG which these agreements regulate are both conditional upon the Scheme being sanctioned by the court.

Successful completion of the offers for Centerpulse and InCentive is expected to result in the issuance of approximately 298 million New Ordinary Shares and the payment of a net £401.9 million (CHF 871.3 million) in cash, after taking account of InCentive’s expected cash balances. Shareholders of Centerpulse and InCentive will own approximately 24 per cent. of the outstanding shares of Smith & Nephew Group. New Ordinary Shares are expected to be traded on the London Stock Exchange and ADSs representing New Ordinary Shares are expected to be traded on the New York Stock Exchange. The Company will also seek a secondary listing of its shares on the SWX Swiss Stock Exchange.

In addition, the Company and Smith & Nephew plc entered into a Credit Agreement with Lloyds TSB Capital Markets and The Royal Bank of Scotland plc as arrangers, the financial institutions listed therein as original lenders and The Royal Bank of Scotland plc as facility agent, pursuant to which the original lenders have agreed to make available multi-currency term loan facilities in an aggregate principal amount of $2.1 billion to finance the acquisition of Centerpulse AG and InCentive AG, refinance the existing debt of Smith & Nephew and its subsidiaries and general corporate purposes. The conditions precedent to drawdown of these facilities include a condition that the Scheme has been sanctioned by the Court.

The Company changed its name from “Smith & Nephew Group Limited” to “Smith & Nephew Group plc” and re-registered as a public limited company on 2 April 2003.

On 22 April 2003, the members passed written resolutions, subject to the Scheme having become effective, to:

•	subdivide each of the 3 issued ordinary shares of £1 each into 8 New Ordinary Shares;

•	reclassify and sub-divide each of the 13,298 issued non-redeemable cumulative preference shares of £1 each into 8 New Ordinary Shares; and

•	increase the authorised share capital from £50,000 to £210,000,000 by the creation of 1,679,600,000 New Ordinary Shares.

Yours faithfully

BDO Stoy Hayward

Chartered Accountants

PART VI

SECTION A: UNAUDITED PRO FORMA STATEMENT OF NET ASSETS OF THE

COMBINED GROUP

Introduction

The unaudited pro forma statement of net assets of the Combined Group following the Transaction as set out below has been prepared for illustrative purposes only to show the[12.30(a),] effect of the Transaction as if it had taken place on 31 December 2002. The unaudited pro forma statement of net[(b) & (c)] assets of the Combined Group, because of its nature, may not give a true picture of the financial position of the Combined Group. It is based on the audited consolidated balance sheet of Smith & Nephew as at 31 December 2002, as set out in Part III of this document, and the audited consolidated balance sheet of Centerpulse as at 31 December 2002, as set out in Part IV of this document, adjusted to conform Centerpulse’s accounting policies to those of Smith & Nephew. Adjustments to reflect the Transaction are included in deriving the pro forma position of the Combined Group.

Unaudited pro forma statement of net assets of the Combined Group as at 31 December 2002

	[12.32]		Pro forma adjustments
		Center[12.33]pulse					Pro forma Combined Group
	Smith & Nephew	Centerpulse historical	[12.34]UK GAAP	Disposal	Transaction
	(Note 2)	(Note 3)	(Note 4)	(Note 5)	(Note 7)
	£m	£m	£m	£m	£m		£m
Fixed assets
Intangible assets	317.2	252.5	(13.9)	(12.1)	1,275.3	(a)	1,819.0
Tangible assets	255.8	89.8	—	(7.6)	—		338.0
Investments	8.2	6.7	4.5	—	—		19.4
Investment in joint venture	115.0	—	—	—	—		115.0
Investment in associated undertaking	8.5	21.6	—	—	—		30.1

Total fixed assets	704.7	370.6	(9.4)	(19.7)	1,275.3		2,321.5

Current assets
Stocks	229.5	158.1	—	(15.7)	—		371.9
Debtors due within one year	256.3	189.1	—	7.6	(6.2	)(b)	446.8
Debtors due after one year	24.4	243.0	(0.4)	(5.4)	(129.8	)(c)	131.8
Cash and bank	22.5	89.4	—	(2.2)	—		109.7

	532.7	679.6	(0.4)	(15.7)	(136.0)		1,060.2

Creditors: amounts falling due within one year
Borrowings	151.9	28.8	—	—	222.8	(d)	403.5
Other creditors	309.6	118.6	3.6	(7.6)	—		424.2

	461.5	147.4	3.6	(7.6)	222.8		827.7

Net current assets	71.2	532.2	(4.0)	(8.1)	(358.8)		232.5

Total assets less current liabilities	775.9	902.8	(13.4)	(27.8)	916.5		2,554.0
Creditors: amounts falling due after more than one year
Borrowings	164.2	218.8	—	(54.2)	229.6	(d)	558.4
Other creditors	6.3	2.2	—	(0.9)	—		7.6
Provisions for liabilities and charges	88.1	107.7	—	—	—		195.8

	258.6	328.7	—	(55.1)	229.6		761.8

Minority interests	—	(3.6)	—	—	—		(3.6)

Net assets	517.3	570.5	(13.4)	27.3	686.9		1,788.6

Notes to unaudited pro forma statement of net assets

Note 1.    Smith & Nephew Group

The net assets of Smith & Nephew Group, which are set out in the accountants’ report in Part V of this document, have not been included on the basis that their inclusion is immaterial in the context of the pro forma net assets of the Combined Group.

Note 2.    Smith & Nephew

The net assets of Smith & Nephew have been extracted without material adjustment from the financial information set out in Part III of this document.

Smith & Nephew Group will account for the acquisition of Smith & Nephew as a merger on the basis that it will be a group reconstruction and hence no fair value adjustments will be required.

Note 3.    Centerpulse

The net assets of Centerpulse have been extracted without material adjustment from the financial information set out in Part IV of this document translated into sterling using the exchange rate as at 31 December 2002 of CHF 2.226 for each £1.

[12.34 ]Smith & Nephew Group will account for the acquisition of Centerpulse as an acquisition. Under this method of accounting, the identifiable assets and liabilities of Centerpulse will be recorded at their fair values on the date the acquisition is completed. The cost of the acquisition will comprise the fair value of the New Ordinary Shares issued (based on their quoted price on the date of acquisition), the cash consideration paid and the expenses of the acquisition.

For the purposes of presenting the pro forma financial information, provisional fair value adjustments have been made only in respect of deferred tax assets and bank facility fees within Centerpulse. No adjustment has been made in respect of possible further provisions for product recall liabilities on the basis that they are dependent on possible future events that cannot be quantified with sufficient accuracy. Following completion, Smith & Nephew Group will attribute fair values to all of the net assets acquired. The excess of the purchase price over the fair value of Centerpulse net assets has been allocated to goodwill. The transaction is illustrated in note 7.

Note 4.    UK GAAP Adjustments

The UK GAAP adjustments are required to restate Centerpulse’s net assets, which were prepared in accordance with IFRS, in order to conform with Smith & Nephew’s accounting policies under UK GAAP. The UK GAAP adjustments relate to goodwill, stock based compensation, pension costs and deferred tax and are set out in section B of Part IV of this document.

Note 5.    Disposal

Pro forma adjustments have been made to the net assets of Centerpulse as reported at 31 December 2002 to take account of the divestment of its Carbomedics and Mitroflow mechanical and tissue heart valve business on 21 January 2003 for total consideration of $116 million, consisting of cash of $80 million and notes receivable of $36 million as set out in note 11 of Section A of Part IV of this document.

Note 6.    InCentive

The acquisition of InCentive will have no net effect on the pro forma net assets of the Combined Group. At completion, the net assets of InCentive will comprise cash and an investment in Centerpulse Shares. The consideration paid by Smith & Nephew Group for InCentive will be cash and shares for the investment.

Note 7.    Transaction

The unaudited pro forma consolidated balance sheet at 31 December 2002 gives effect to the acquisition of Centerpulse as follows:

£m
Acquisition cost:
Cash consideration of CHF 871.3 million translated at CHF 2.1677 = £1.00, the exchange rate on 17 April 2003, the last practicable date prior to the publication of this document	402.0
Share consideration of 298.5 million New Ordinary Shares at 419.5 pence, the mid-market price per Smith & Nephew Ordinary Share as derived from the Official List on 17 April 2003, the last practicable date prior to the publication of this document	1,252.1

1,654.1
Rollover of Centerpulse options using the mid-market price per Smith & Nephew Ordinary Share as derived from the Official List on 17 April 2003, translated at CHF 2.1677 = £1.00, the exchange rate on this day	19.6
Estimated payment to acquire cash in InCentive	50.0
Estimated transaction costs	50.0

Total acquisition cost	1,773.7

Net assets of Centerpulse (sum of notes 3, 4 and 5)	584.4
Fair value adjustment to Centerpulse deferred tax asset reflecting Smith & Nephew’s current estimate of the extent to which utilisation of US carry forward losses will be restricted within the Combined Group	(129.8)
Write off of unamortised Centerpulse facility fees	(6.2)
Estimated cash acquired in InCentive	50.0
Elimination of historical Centerpulse goodwill not previously set off against reserves	(201.7)

Adjusted net asset value	296.7

Goodwill	1,477.0

The pro forma adjustments to reflect the acquisition of Centerpulse can be summarised as follows:

Pro forma adjustments
£m
(a) Intangible Assets
Elimination of historical Centerpulse goodwill not previously set off against reserves	(201.7)
Goodwill	1,477.0

1,275.3

(b) Debtors due within one year
Write off of unamortised Centerpulse facility fees	(6.2)

(c) Debtors due after one year
Fair value adjustment to deferred tax	(129.8)

(d) Borrowings
Cash consideration—Centerpulse	402.0
Cash consideration—InCentive	50.0
Bank facility fee	5.0
Transaction costs	50.0
Repayment of the preference shares of Smith & Nephew for consideration of 138 pence per share as required under the Scheme	0.4

507.4
Cash within InCentive	(50.0)
Deferred bank facility fee	(5.0)

452.4

Analysed as follows:
Amounts falling due within one year	222.8
Amounts falling due after more than one year	229.6

452.4

Note 8.    Unadjusted amounts

No adjustments have been made:

•	to reflect the trading results of Smith & Nephew, Centerpulse or InCentive since 31 December 2002;

•	in respect of provisions for costs of integration; or

•	in respect of fair value adjustments save as described in note 3.

SECTION B:    Report by the reporting accountants on the unaudited pro forma statement of net assets

BDO Stoy Hayward Chartered Accountants	8 Baker Street London W1U 3LL

The Directors and Proposed Directors 24 April 2003

Smith & Nephew Group plc

122 rte du Moulin de la Ratte

1236 Cartigny

Geneva

The Directors

Lazard & Co., Limited

21 Moorfields

London EC2P 2HT

Dear Sirs,

We report on the unaudited pro forma statement of net assets as described in Section A of Part VI of the listing particulars dated 24 April 2003, which has been prepared, for illustrative purposes only, to provide information about how the combination of Smith & Nephew plc, Centerpulse AG and InCentive Capital AG under a new holding company, Smith & Nephew Group plc (the “Transaction”), as described in Part II of the listing particulars dated 24 April 2003, might have affected the financial information of Smith & Nephew Group plc had the Transaction been undertaken at the date stated.

Responsibility

It is the responsibility solely of the directors and proposed directors of Smith & Nephew Group plc to prepare the pro forma financial information in accordance with paragraph 12.29 of the Listing Rules of the UK Listing Authority.

It is our responsibility to form an opinion, as required by the Listing Rules of the UK Listing Authority, on the pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and the Bulletin 1998/8 “Reporting on pro forma financial information pursuant to the Listing Rules” issued by the Auditing Practices Board. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma financial information with the directors of Smith & Nephew Group plc.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion:

(a)	the pro forma financial information has been properly compiled on the basis stated;

(b)	such basis is consistent with the accounting policies of Smith & Nephew Group plc;

(c)	the adjustments are appropriate for the purposes of the pro forma financial information as disclosed pursuant to paragraph 12.29 of the Listing Rules of the UK Listing Authority; and

(d)	the UK GAAP adjustments made are those appropriate for the purpose of presenting the consolidated net assets of Centerpulse AG on a basis consistent in all material respects with Smith & Nephew’s accounting policies under UK GAAP and the UK GAAP adjustments have been properly compiled on the basis stated.

Yours	faithfully

BDO Stoy Hayward

Chartered Accountants

PART VII

FURTHER DETAILS OF THE TRANSACTION

1.	INTRODUCTION

The Transaction is to be implemented in accordance with the Centerpulse Transaction Agreement (summarised at paragraph 2 of this Part VII) and the InCentive Transaction Agreement (summarised at paragraph 3 of this Part VII). In addition, the Major InCentive Shareholders have, pursuant to the InCentive Tender Agreement, undertaken irrevocably to accept the InCentive Offer, and a summary of this agreement is set out in paragraph 4 of this Part VII.

2.    CENTERPULSE TRANSACTION AGREEMENT

Smith & Nephew, Smith & Nephew Group and Centerpulse entered into the Centerpulse Transaction Agreement on 20 March 2003. The Centerpulse Transaction Agreement regulates certain aspects of the Centerpulse Offer and to the combination of Smith & Nephew and Smith & Nephew Group with Centerpulse, in summary as follows:

2.1	Smith & Nephew and Smith & Nephew Group agreed to make the Centerpulse Offer and that the conditions to the Centerpulse Offer will be as described in paragraph 5.2 of this Part VII, and that the Centerpulse Offer will for regulatory reasons be conducted using two sets of offer documents, one in relation to holders of Centerpulse Shares not located in the United States and the other in relation to holders of Centerpulse Shares located in the United States;

2.2	the Centerpulse Transaction Agreement provides that the holders of Centerpulse’s outstanding stock options will receive stock options relating to New Ordinary Shares, at an exchange ratio of one stock option in Centerpulse for 34 Smith & Nephew Group stock options, vesting 30 days after completion of the Centerpulse Offer, with an exercise period for Smith & Nephew Group stock options of 18 months. The strike price of the new options will be calculated by dividing the existing strike price of the stock option by 34 and converting this into pounds sterling at the prevailing exchange rate on the Settlement Date;

2.3	Smith & Nephew agreed to ensure representation of Centerpulse by two persons on the Smith & Nephew Group Board, it being understood that Dr. Max Link will join the board as a non-executive vice chairman and René Braginsky as a non-executive director after completion of the Centerpulse Offer;

2.4	Smith & Nephew and Smith & Nephew Group agreed:

•	that they intend the Winterthur facility of Centerpulse to be an important centre of the Combined Group for a number of years;

•	to use their respective reasonable endeavours to offer senior operating management of Centerpulse suitable posts in the Combined Group;

•	to use all reasonable best efforts to procure that the New Ordinary Shares obtain a secondary listing on SWX Swiss Exchange as of the Settlement Date or as soon as possible thereafter;

2.5	the Centerpulse Transaction Agreement contains certain non-solicitation undertakings from Centerpulse in relation to any transaction for the acquisition of Centerpulse;

2.6	each of Centerpulse and Smith & Nephew agreed to conduct its operations according to its ordinary and usual course of business and consistent with past practice and to use all reasonable efforts consistent with past practice to retain officers and employees and maintain existing business relationships prior to the Settlement Date;

2.7	Smith & Nephew agreed to pay Centerpulse a fixed compensation sum of CHF 20,000,000 if the Centerpulse Offer is not completed as a result of (i) the failure of Smith & Nephew or the Smith & Nephew Board to recommend the Centerpulse Combination Agreement and the transactions contemplated by the Centerpulse Transaction Agreement to its shareholders or the withdrawal or modification of the recommendation (ii) the failure of Smith & Nephew to publish the pre-announcements of the Centerpulse Offer or any other material breach of the Centerpulse Transaction Agreement by Smith & Nephew or Smith & Nephew Group or (iii) material contravention by Smith & Nephew or Smith & Nephew Group of material laws or regulations applying to the Centerpulse Offer or (iv) non-satisfaction of any of conditions (a), (b) or (d) referred to in paragraph 5.2 below.

2.8	Centerpulse agreed to pay Smith & Nephew a fixed compensation sum of CHF 20,000,000 if the Centerpulse Offer is not completed as a result of (i) the failure of Centerpulse or its board to recommend the Centerpulse Offer to its shareholders or the withdrawal or modification of its recommendation (ii) material contravention by Centerpulse of material laws or regulations applying to the Centerpulse Offer (iii) a material breach of the Centerpulse Transaction Agreement by Centerpulse or (iv) non satisfaction of conditions (f) or (g) referred to in paragraph 5.2 below or the successful completion of a competing public offer by a third party (provided that if Smith & Nephew becomes subject to an event referred to in the condition (g) referred to in paragraph 5.2 below mutatis mutandis in relation to Smith & Nephew’s products, or its facilities in Hull or Memphis, Centerpulse will not be liable to pay the above compensation sum); and

2.9	the Centerpulse Transaction Agreement may be terminated inter alia by Centerpulse if it receives an offer which the Centerpulse Directors, having granted Smith & Nephew Group the reasonable opportunity to increase the Centerpulse Offer, believe in good faith to be more favourable to the Centerpulse Shareholders than the Centerpulse Offer. Such termination will be without prejudice to the obligation to pay the fixed compensation sum referred to above.

3.    INCENTIVE TRANSACTION AGREEMENT

Smith & Nephew and Smith & Nephew Group entered into the InCentive Transaction Agreement with InCentive on 20 March 2003. This agreement regulates certain aspects relating to the InCentive Offer and the Centerpulse Offer and its principal provisions are summarised below:

3.1	Smith & Nephew and Smith & Nephew Group agreed to make the InCentive Offer and that the offer price and the conditions to the InCentive Offer will be as described in paragraph 5.3 of this Part VII;

3.2	Smith & Nephew and Smith & Nephew Group agreed to use all reasonable efforts to procure that the New Ordinary Shares obtain a secondary listing on SWX Swiss Exchange as of the Settlement Date or as soon as possible thereafter;

3.3	InCentive agreed to certain non-solicitation undertakings in relation to InCentive and InCentive’s holding in Centerpulse and to refrain from acquiring or selling any InCentive Shares or rights over them (except for the sale of Treasury Shares to non-related third parties), Centerpulse Shares or rights over them (except for the exercise of call options and buyback of put options) or Smith & Nephew Shares or New Ordinary Shares;

3.4	in certain circumstances Smith & Nephew and Smith & Nephew Group have the right to require InCentive to tender its Centerpulse Shares under the Centerpulse Offer. These include where:

•	InCentive disposes of any Centerpulse Shares;

•	InCentive fails to dispose of material assets other than cash and its holding of Centerpulse Shares;

•	InCentive has failed to enter into any termination agreements in respect of its asset management agreements;

•	InCentive has failed to terminate all bank guarantees and indemnity letters;

•	any of the board members does not resign;

•	the general meeting of InCentive does not pass the resolutions approving the InCentive Transaction Agreement and the transactions contemplated by it; or

•	InCentive or a Major InCentive Shareholder has purchased Centerpulse Shares above the offer price from time to time during the Offer Period.

3.5	InCentive undertook to procure that the Adjusted NAV of the company is established in a timely manner following the Offer Period in order to enable the purchase price to be calculated. The Adjusted NAV is to be determined and calculated:

•	applying the methods and principles applied by InCentive prior to the date of the InCentive Transaction Agreement;

•	net of the impact of any distributions after the date of the InCentive Transaction Agreement;

117

•	after deduction of any transaction costs payable by InCentive in connection with the InCentive Transaction Agreement or the transactions contemplated by it;

•	without taking into account treasury shares;

•	after exclusion of the value of Centerpulse Shares; and

•	taking into account any liability of InCentive in relation to breach of the obligation not to purchase InCentive Shares or Centerpulse Shares at a price higher than the Offer Price;

3.6	InCentive agreed that the word and logo “InCentive” shall be the sole property of InCentive Asset Management AG as from the Settlement Date or any other company controlled by René Braginsky and, subject to certain transitional periods, InCentive will cease to use the word or logo “InCentive” howsoever following the Settlement Date;

3.7	the InCentive Transaction Agreement includes an indemnity for any loss and damages to Smith & Nephew or Smith & Nephew Group resulting from an acquisition of InCentive Shares or Centerpulse Shares where it is obliged as a result of such acquisition to increase the offer price under the Centerpulse Offer or the InCentive Offer;

3.8	Smith & Nephew agreed to pay InCentive a fixed compensation sum of CHF 4,000,000 if the InCentive Offer is not completed as a result of (i) the failure of Smith & Nephew or Smith & Nephew Group to publish the pre-announcement of the InCentive Offer or any other material breach of the InCentive Transaction Agreement by Smith & Nephew or Smith & Nephew Group or (ii) contravention by Smith & Nephew or Smith & Nephew Group of laws applying to the InCentive Offer; and

3.9	InCentive agreed to pay Smith & Nephew a fixed compensation sum of CHF 4,000,000 if the InCentive Offer is not completed as a result of (i) a material breach by InCentive of the InCentive Transaction Agreement (ii) contravention by InCentive of laws applying to the Incentive Offer (iii) non satisfaction of condition (c) referred to in paragraph 5.3 below or (iv) successful completion of a competing public tender offer for InCentive Shares by a third party.

4.    INCENTIVE TENDER AGREEMENT

On 20 March 2003 Smith & Nephew and Smith & Nephew Group entered into the InCentive Tender Agreement with the Major InCentive Shareholders pursuant to which, inter alia:

4.1	Smith & Nephew and Smith & Nephew Group agreed to submit the InCentive Offer and agreed that the conditions to the InCentive Offer will be as described in paragraph 5.3 of this Part VII;

4.2	Smith & Nephew and Smith & Nephew Group agreed to use all reasonable efforts to procure that the New Ordinary Shares obtain a secondary listing on SWX Swiss Exchange as of the Settlement Date or as soon as possible thereafter;

4.3	the Major InCentive Shareholders agreed severally to tender their InCentive Shares during the first two business days of the InCentive Offer period;

4.4	no Major InCentive Shareholder is entitled to withdraw the InCentive Shares tendered by him unless one of the following exceptions apply:

(a)	if Smith & Nephew or Smith & Nephew Group announce that the InCentive Offer or the Centerpulse Offer has failed for any reason other than under circumstances where a competing public tender offer for the InCentive Shares or Centerpulse Shares has been made, the Major InCentive Shareholders are entitled to withdraw their respective InCentive Shares unless the failure of the respective Offers results from a breach by a Major InCentive Shareholder of the non-solicitation obligation described below;

(b)

if during the Offer Period a third party submits a public tender offer for Centerpulse Shares at a consideration of a higher economic value than the consideration offered by Smith & Nephew or Smith & Nephew Group, which has become or been declared unconditional as to acceptances, Smith & Nephew or Smith & Nephew Group may either (i) declare the InCentive Offer unconditional, in which

118

case InCentive’s net asset value shall be calculated on the basis of the consideration offered by the third party in the competing Centerpulse offer or (ii) permit InCentive to tender its Centerpulse Shares into the competing Centerpulse Offer during the statutory extension period under Swiss law;

(c)	the Major InCentive Shareholders do not have the right to withdraw their tendered InCentive Shares in the event of a competing offer for InCentive, unless Smith & Nephew or Smith & Nephew Group announce that the offer for InCentive has failed;

(d)	in the event of competing offers for both InCentive Shares and Centerpulse Shares, the provisions set out in paragraph (b) above apply;

4.5	part of the consideration payable to the Major InCentive Shareholders is to be deposited in escrow on terms set out in an annexed escrow agreement which is annexed to the InCentive Transaction Agreement. The maximum amount so deposited will be CHF 34,000,000. The InCentive Tender Agreement sets out the proportions in which any payment out of the escrow shall be attributable to the individual Major InCentive Shareholders;

4.6	certain non-solicitation undertakings are provided by the Major InCentive Shareholders in relation to their respective holding in InCentive, and they agree in addition not to acquire or sell any InCentive Shares or Centerpulse Shares or rights over them and not to acquire any Smith & Nephew Shares or Smith & Nephew Group Shares until six months after the end of the statutory extension period under Swiss law without Smith & Nephew’s or Smith & Nephew Group’s consent, unless the InCentive Offer has previously failed; and

4.7	customary warranties and representations and indemnities are provided by the Major InCentive Shareholders in favour of Smith & Nephew and Smith & Nephew Group. These include an indemnity for any loss to Smith & Nephew or Smith & Nephew Group as a result of an acquisition of InCentive Shares or Centerpulse Shares by a Major InCentive Shareholder where it is obliged as a result of such acquisition to increase the offer price under the Centerpulse Offer or InCentive Offer.

5.	CONDITIONS

5.1	The conditions of the Centerpulse Offer and the InCentive Offer are set out in paragraphs 5.2 and 5.3 below respectively. The Offers are conditional upon the Scheme having become effective and the conditions to the Scheme are set out in paragraph 6 below.

5.2	The Centerpulse Offer is subject to the following conditions:

(a)	the Smith & Nephew Ordinary Shareholders at the Extraordinary General Meeting having:

(i)	approved the transactions contemplated by the Centerpulse Transaction Agreement; and

(ii)	passed the necessary resolutions to effect the Scheme

and the Scheme having become effective;

(b)	the New Ordinary Shares to be issued in connection with the Centerpulse Offer having been admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange on its market for listed securities and the listing of the additional ADSs of Smith & Nephew Group on the NYSE to be issued in connection with the Centerpulse Offer having been approved;

(c)	all competent EU, US and other foreign authorities having approved and/or granted clearance of the acquisition of Centerpulse without a party being required to meet any condition or requirement giving rise to (a) costs and/or loss of earnings before interest, tax and amortisation in excess of CHF 23 million in the aggregate; or (b) a decrease in consolidated turnover of CHF 75 million in the aggregate of the Combined Group. In addition, no other orders or directions by any court or other authority prohibiting the completion of the Centerpulse Offer having been issued;

(d)	the registration statement on Form F-4 to be filed by Smith & Nephew Group with the SEC in connection with the Centerpulse Offer having become effective in accordance with the provisions of the US Securities Act; no stop order suspending the effectiveness of the Registration Statement having been issued by the SEC and no proceedings for that purpose having been initiated by the SEC and not concluded or withdrawn;

(e)	Smith & Nephew Group having received valid acceptances for at least 75 per cent. of the total number of the Centerpulse Shares outstanding (including Centerpulse Shares represented by ADSs and, provided the InCentive Offer has become unconditional, Centerpulse Shares held by InCentive) on a fully diluted basis at the expiry of the offer period;

(f)	three Centerpulse Directors having resigned as Centerpulse Directors subject to completion of the Centerpulse Offer, and the other board members having entered into a fiduciary arrangement with Smith & Nephew Group covering the period until a Centerpulse general shareholder’s meeting will have resolved to elect the persons proposed by Smith & Nephew Group to the board of Centerpulse, subject to completion of the Centerpulse Offer;

(g)	Centerpulse until the end of the Offer Period (save for extensions beyond the statutory 40 day trading period under Swiss law solely as a result of the Scheme not having become effective) not having:

(i)	become subject to a mandated recall for a product, the consolidated turnover of which product family exceeds CHF 75 million in Centerpulse’s consolidated prior year results and such recall having resulted, or, according to the opinion of an investment bank or accounting firm of international repute to be appointed by Smith & Nephew Group with the consent of Centerpulse (the “Expert”), likely to result, in costs and/or loss of EBITA (after insurance payable to Centerpulse) in excess of CHF 23 million; or

(ii)	suffered a disablement of its manufacturing facilities in Winterthur or Austin having resulted, or, according to the opinion of the Expert, likely to result, in costs and/or loss of EBITA (after insurance payable to Centerpulse) in excess of CHF 23 million.

Smith & Nephew reserves the right to waive one or more of the conditions set out above (other than conditions (a), (b) or (c) as to the requirement to obtain transaction approval and (d) either in whole or in part, or to withdraw the Centerpulse Offer if one or more of the above conditions is not met.

5.3	The InCentive Offer is subject to the following conditions:

(a)	all conditions of the Centerpulse Offer having been satisfied or waived by Smith & Nephew;

(b)	the general shareholders’ meeting of InCentive Shareholders having:

(i)	received the resignation of all current InCentive Directors or required these to resign and elected the persons proposed by Smith & Nephew Group as new directors, subject to all other conditions to the InCentive Offer being accepted or waived by Smith & Nephew Group; and

(ii)	to the extent required, approved the InCentive Transaction Agreement and the actions contemplated thereunder;

(c)	Smith & Nephew Group having received valid acceptances for a least 80 per cent. of the InCentive Shares outstanding at the expiry of the offer period;

(d)	no court or regulatory authority having issued a decision or an order which prohibits the InCentive Offer or its completion or renders the InCentive Offer or its completion unlawful;

(e)	InCentive or any of its subsidiaries not having disposed, or agreed to dispose (including acceptance of any offer), of any Centerpulse Shares held by it or its subsidiaries and not having become obliged to do so, save for any such transfer within the InCentive group of companies; and

(f)	until the end of the Offer Period no litigation proceedings having been initiated against InCentive and its subsidiaries which have not been made public prior to 20 March 2003 and which are neither insured nor provisioned for in the consolidated balance sheet of InCentive and whose amount in dispute is in excess of CHF 35 million in aggregate.

Smith & Nephew reserves the right to waive one or more of the conditions set out above, either in whole or in part, and to withdraw the InCentive Offer if one or more of the above conditions is not met.

6.	IMPLEMENTATION OF THE SCHEME

The Scheme will not become effective and binding unless:

(a)	the Scheme is approved at the Court Meeting, by a majority in number representing not less than 75 per cent. in nominal value of Scheme Shares held by those Scheme Shareholders present and voting, either in person or by proxy, at the Court Meeting;

(b)	resolutions 1, 2 and 4 set out in the notice of Extraordinary General Meeting set out in the Scheme Document are passed by the Smith & Nephew Ordinary Shareholders;

(c)	the Scheme is sanctioned (with or without modification) and the cancellation of the Subdivided Shares as part of the Scheme is confirmed by the Court at the Court Hearing;

(d)	an office copy of the Court Order sanctioning the Scheme and confirming the cancellation of the Subdivided Shares as part of the Scheme is delivered to the Registrar of Companies and, in relation to the reduction of capital, is registered by him;

(e)	Admission becomes effective or (if determined by Smith & Nephew Group) the UK Listing Authority agrees or confirms its decision to admit such shares to the Official List and the London Stock Exchange agrees to admit such shares to trading subject only to the allotment of such shares and/or the Scheme becoming unconditional in all respects;

(f)	the NYSE indicates that it intends to authorise the listing of the Smith & Nephew Group ADSs (upon official notice of issuance) prior to 6.00 p.m. on the last business day prior to the Court Hearing; and

(g)	the additional conditions set out in the Centerpulse Transaction Agreement are either fully satisfied in accordance with their terms or are waived, such conditions being specified in paragraphs 5.2(c) to 5.2(g) of this Part VII.

Smith & Nephew Group has given its written consent to the Scheme and a written undertaking to be bound by the terms of the Scheme pursuant to the Undertaking. The Court Hearing is expected to be held on Friday 20 June 2003. Smith & Nephew Ordinary Shareholders will have the opportunity to attend the Court Hearing to support or oppose the Scheme and to appear in person or be represented by Counsel.

If the Scheme is sanctioned by the Court and the conditions to the Scheme are satisfied or waived, it is expected that the Scheme will become effective on 24 June 2003, and dealings in the New Ordinary Shares issued pursuant to the Scheme and in Smith & Nephew Group ADSs arising from the Scheme will commence on Wednesday 25 June 2003. If the Scheme has not become effective by 31 December 2003 (or such later date as Smith & Nephew and Smith & Nephew Group may agree and the Court may allow), it will lapse, in which event the position of holders of Smith & Nephew Ordinary Shares will remain unchanged.

The Scheme contains a provision for Smith & Nephew and Smith & Nephew Group jointly to consent on behalf of all persons concerned to any modification of or addition to the Scheme, or to any condition which the Court may think fit to approve or impose. Smith & Nephew has been advised by its legal advisers that the Court would be unlikely to approve or impose any such amendment to the Scheme which might be material to the interests of Scheme Shareholders unless Smith & Nephew Ordinary Shareholders were informed of any such amendment. It will be a matter for the Court to decide, in its discretion, whether or not a further meeting of Smith & Nephew Ordinary Shareholders should be held or consent obtained (as the case may be). If the Court does approve or impose any amendment to the Scheme which, in the opinion of the Smith & Nephew Board, is such as to require the consent of the Smith & Nephew Ordinary Shareholders, the Smith & Nephew Board will not take the necessary steps to enable the Scheme to become effective unless and until such consent is obtained.

PART VIII

COMMON ACCESS SHARE STRUCTURE

1.    Introduction

Each New Ordinary Share will confer on the relevant Smith & Nephew Group Shareholder a beneficial interest in one Common Access Share, legal title to which will be registered at all times in the name of the Trustee, who will hold it on trust absolutely for Smith & Nephew Group Shareholders. The Common Access Shares will enable Smith & Nephew Group Shareholders to receive dividends from Smith & Nephew (which is and will be tax resident in the United Kingdom) rather than from Smith & Nephew Group (which is and will be tax resident in Switzerland) in respect of their relevant New Ordinary Shares. Were Smith & Nephew Group Shareholders (other than those resident in Switzerland) to receive dividends from Smith & Nephew Group they would, under current tax laws in Switzerland, incur a withholding tax charge at 35 per cent. However, under domestic law, Swiss tax residents may obtain a refund or tax credit in the full amount of the withholding tax. For non-residents, some relief may be granted under the terms of double tax treaties.

Smith & Nephew Group Shareholders with an address on the register of members of Smith & Nephew Group outside Switzerland (other than those who hold their New Ordinary Shares through a Swiss Clearing System) will be deemed to have made an election to receive dividends from Smith & Nephew and therefore they will not need to take any action in order to receive dividends from Smith & Nephew. Those Smith & Nephew Group Shareholders with an address on the Register outside Switzerland who wish to receive dividends from Smith & Nephew Group rather than from Smith & Nephew, will need to give Smith & Nephew Group written notice thereof. A form pursuant to which shareholders can give such written notice to Smith & Nephew Group will be available from Smith & Nephew Group. Shareholders are advised to seek independent financial and taxation advice before deciding whether or not to give any such written notice to Smith & Nephew Group.

Smith & Nephew Group Shareholders with an address on the register of members of Smith & Nephew Group in Switzerland or who hold their New Ordinary Shares through a Swiss Clearing System, will, if they wish receive dividends from Smith & Nephew as opposed to dividends from Smith & Nephew Group, need to give Smith & Nephew Group written notice thereof. A form pursuant to which Smith & Nephew Group Shareholders can give such written notice to Smith & Nephew Group will be available from Smith & Nephew Group. Shareholders are advised to seek independent financial and taxation advice before deciding whether or not to give any such written notice to Smith & Nephew Group.

All New Ordinary Shares represented by Smith & Nephew Group ADSs will be deemed to have made an election to receive dividends from Smith & Nephew, which election will not be able to be changed by the holders of the Smith & Nephew Group ADSs representing such New Ordinary Shares. Consequently, holders of Smith & Nephew Group ADSs will receive dividends related to those Smith & Nephew Group ADSs from Smith & Nephew rather than from Smith & Nephew Group. Holders of Smith & Nephew ADSs who wish to make an election to receive dividends from Smith & Nephew Group should take steps to present their Smith & Nephew ADRs to the Depositary for cancellation and delivery of New Ordinary Shares (so as to become record holders of New Ordinary Shares) and then make the appropriate election.

The Smith & Nephew Group Board may from time to time resolve to suspend the operation of the dividend access arrangements provided by the Common Access Shares structure, in which event all dividends would be paid by Smith & Nephew Group.

This Part VIII describes the Common Access Shares and the various arrangements between Smith & Nephew Group, Smith & Nephew and the Access Trust relating thereto. This Part VIII assumes that the Transaction has completed. Certain terms used in this Part VIII are defined in paragraph 4 of this Part VIII.

The following is a simplified illustration of the Common Access Share structure:

2.    Key features of the Common Access Share structure

Smith & Nephew Group will have a full listing on the Official List of the UK Listing Authority, but will be resident in Switzerland for tax purposes. It is also intended that Smith & Nephew Group will have a secondary listing on the SWX Swiss Exchange.

Smith & Nephew will be a subsidiary of Smith & Nephew Group and will no longer be listed on the Official List.

The Trustee of the Access Trust will be a UK registered company, in which the legal title to all Common Access Shares will be registered and which it will hold on trust for the holders of New Ordinary Shares. The directors of the Access Trust will be two Smith & Nephew Group directors and the Access Trust will be a wholly owned subsidiary (directly or indirectly) of and (to the extent required) funded by Smith & Nephew Group.

3.    Smith & Nephew Group Shareholders

The Common Access Shares will permit Smith & Nephew Group Shareholders or any subset of them to receive dividends from Smith & Nephew rather than from Smith & Nephew Group. Each New Ordinary Share will confer on the relevant Smith & Nephew Group Shareholder the beneficial interest in one Common Access Share, legal title to which will be registered at all times in the name of the Trustee, who will hold it on trust absolutely for the benefit of Smith & Nephew Group Shareholders. A Smith & Nephew Group Shareholder will not be entitled to call for the Access Trust to transfer legal title to any of the Common Access Shares to him.

The Common Access Shares will enable Smith & Nephew Group Shareholders to elect to receive dividends from Smith & Nephew (which is and will be tax resident in the United Kingdom) rather than from Smith & Nephew Group (which is and will be tax resident in Switzerland) in respect of their New Ordinary Shares. Were Smith & Nephew Group Shareholders (other than those resident in Switzerland) to receive dividends from Smith & Nephew Group they would, under current tax laws in Switzerland, incur a withholding tax charge at 35 per cent. However, under domestic law, Swiss tax residents may obtain a refund or tax credit in the full amount of the withholding tax. For non-residents, some relief may be granted under the terms of double tax treaties.

Smith & Nephew Group Shareholders with an address on the register of members of Smith & Nephew Group outside Switzerland (other than those who hold their New Ordinary Shares through a Swiss Clearing System) will be deemed to have made an election to receive dividends from Smith & Nephew and therefore they will not need to take any action in order to receive dividends from Smith & Nephew. Those

Smith & Nephew Group Shareholders with an address on the Register outside Switzerland who wish to receive dividends from Smith & Nephew Group rather than from Smith & Nephew, will need to give Smith & Nephew Group written notice thereof. A form pursuant to which shareholders can give such written notice to Smith & Nephew Group is available from Smith & Nephew Group. Shareholders are advised to seek independent financial and taxation advice before deciding whether or not to give any such written notice to Smith & Nephew Group.

Smith & Nephew Group Shareholders with an address on the Register in Switzerland or whose New Ordinary Shares are held through a Swiss Clearing System, will, if they wish to receive dividends from Smith & Nephew as opposed to dividends from Smith & Nephew Group, need to give Smith & Nephew Group written notice thereof. A form pursuant to which Shareholders can give such written notice to Smith & Nephew Group is available from Smith & Nephew Group. Shareholders are advised to seek independent financial and taxation advice before deciding whether or not to give any such written notice to Smith & Nephew Group.

The Smith & Nephew Group Articles state that each Smith & Nephew Group Shareholder shall have the right to a beneficial interest in one Common Access Share per New Ordinary Share held. Therefore, upon the issue by Smith & Nephew Group of New Ordinary Shares, Smith & Nephew Group will procure the issue to the Common Access Trust of an equal number of fully paid Common Access Shares.

4.    Definitions relating to Common Access Shares

In this Part VIII, the following definitions apply:

“Access Shares” means the Common Access Shares and, following the Consolidation, the Consolidated Access Shares;

“Access Trust” means the trust to be declared by the Trustee pursuant to the Trust Deed whereby the Trustee holds the Access Shares on bare trust for Smith & Nephew Group Shareholders;

“Common Access Shares” means the Common Access Shares of 0.001 pence each in the capital of Smith & Nephew, having the rights set out in the Smith & Nephew Articles;

“Smith & Nephew” means Smith & Nephew plc;

“Consolidated Access Shares” means the issued share(s) in the capital of Smith & Nephew arising from the Consolidation (if any);

“Consolidation” means such action as may be taken by Smith & Nephew to consolidate the Common Access Shares into one or more shares, having the rights set out in the Smith & Nephew Articles;

“Dividend Beneficiary” means in relation to a particular dividend a Smith & Nephew Group Shareholder who has made (or shall be deemed to have made) a Valid Dividend Election which is subsisting at the Relevant Time for that dividend;

“Elected Shares” means as regards a particular Smith & Nephew Group Shareholder and in relation to a particular dividend proposed to be declared by Smith & Nephew Group (or, in the case of a Total Election Condition subsisting, a particular dividend announced by Smith & Nephew Group as being payable by Smith & Nephew) that number of Common Access Shares as is equal to the number of New Ordinary Shares in respect of which that Smith & Nephew Group Shareholder has made Valid Dividend Elections which subsist (or which are deemed to subsist) as at the Relevant Time for that particular dividend;

“Issue Price” means, in respect of a share in the capital of Smith & Nephew Group, the aggregate of the amount paid up (or credited as paid up) in respect of the nominal value thereof;

“record date” means in relation to a particular dividend the date determined and announced by Smith & Nephew Group as the date upon which a person must be registered as a member of Smith & Nephew Group on the Register in order to qualify to receive that dividend declared or payable by Smith & Nephew Group on its New Ordinary Shares or in the case of a Total Election Condition subsisting the dividend declared or payable by Smith & Nephew on the Access Shares;

“Register” means the register of members of Smith & Nephew Group;

“Relevant Time” means in relation to any particular dividend the close of business on the record date for that dividend;

“Smith & Nephew Articles” means the articles of association of Smith & Nephew as amended from time to time;

“Smith & Nephew Group Shareholder” means a person registered in the Register as a holder of New Ordinary Shares and where there is more than one person registered jointly, the first person so registered to the exclusion of all others shall be deemed to be the Smith & Nephew Group Shareholder;

“Swiss Clearing System” means SIS SegaIntersettle AG or any of its successors in title, or any other Swiss Clearing System as the directors of Smith & Nephew Group may identify from time to time;

“Total Election Condition” a Total Election Condition shall subsist as regards any particular dividend which would otherwise have been declared and paid by Smith & Nephew Group if at the Relevant Time for that dividend Valid Dividend Elections have been made (or are deemed to have been made) in respect of all New Ordinary Shares then in issue;

“Trust Deed” means the deed pursuant to which the Access Trust is (prior to the Scheme Effective Date) to be constituted;

“Trustee” means Smith & Nephew Trustee Limited, a wholly owned subsidiary of Smith & Nephew Group or such other trustee or trustees from time to time of the Access Trust;

“Valid Dividend Election” a Smith & Nephew Group Shareholder shall have made (and be deemed to have made) a Valid Dividend Election in respect of a particular dividend if at the Relevant Time for that dividend:

(a)	his address in the Register is an address outside Switzerland (and his New Ordinary Shares are not held through a Swiss Clearing System) and he has not given written notice to Smith & Nephew Group electing to receive dividends on all or any of his New Ordinary Shares from Smith & Nephew Group; or

(b)	his address in the Register is an address in Switzerland or he holds his New Ordinary Shares through a Swiss Clearing System and he has given (and not withdrawn in writing) written notice to Smith & Nephew Group electing to receive dividends in respect of all or any of his New Ordinary Shares from Smith & Nephew,

PROVIDED that a Valid Dividend Election shall not have been made (or shall be deemed not to have been made):

(c)	in respect of a dividend (or the relevant part thereof) where the particular Smith & Nephew Group Shareholder elects or has elected (but only to the extent of such election) to receive a scrip dividend in lieu of any cash dividend;

(d)	in respect of a dividend (or the relevant part thereof) which is not paid in cash; or

(e)	if at the relevant time Smith & Nephew is no longer (directly or indirectly) a subsidiary of Smith & Nephew Group.

5.    New Ordinary Shares

5.1	Subject to paragraph 5.4 below, each New Ordinary Share shall confer on the relevant Smith & Nephew Group Shareholder a beneficial interest in one Common Access Share, legal title to each such Common Access Share to be registered at all times in the name of the Trustee on bare trust for the relevant Smith & Nephew Group Shareholder. In respect of any New Ordinary Share which is not fully paid, the beneficial interest of the relevant Smith & Nephew Group Shareholder shall be reduced proportionately.

5.2	No Smith & Nephew Group Shareholder shall at any time be entitled as a result of his holding of New Ordinary Shares or otherwise howsoever to call for the legal title to any Access Share. A Smith & Nephew Group Shareholder shall not be able or entitled to transfer his beneficial interest in any Access Share other than by transferring his corresponding New Ordinary Share, whereupon the beneficial interest in the Access Share shall vest in the transferee.

5.3	Smith & Nephew Group shall at all times prior to the Consolidation procure that the number of Common Access Shares held by the Trustee on bare trust for Smith & Nephew Group Shareholders is equal to the number of New Ordinary Shares in issue at any given time. Smith & Nephew Group shall procure that the Common Access Shares allotted and issued by Smith & Nephew are issued fully paid.

5.4	If Smith & Nephew effects the Consolidation, each New Ordinary Share shall confer on the holder a beneficial interest in the Consolidated Access Shares, legal title to such Consolidated Access Shares to be registered at all times in the name of the Trustee. The proportionate beneficial interest of a Smith & Nephew Group Shareholder in the Consolidated Access Shares shall, subject as hereinafter provided, be equal to A/B, where A is equal to the number of New Ordinary Shares held by that Smith & Nephew Group Shareholder at the relevant time and B is equal to the aggregate number of New Ordinary Shares in issue at that time PROVIDED that the proportions shall be adjusted accordingly by the Trustee if any New Ordinary Shares held by a Smith & Nephew Group Shareholder are not fully paid as at the relevant time.

5.5	The Smith & Nephew Group Directors shall, prior to the declaration and payment of any dividend to be paid on the New Ordinary Shares, resolve whether or not the dividend access mechanics described below shall apply. In default of such resolution in respect of any such declaration and payment of a dividend, the provisions shall be deemed to apply to the declaration and payment of that dividend.

5.6	Provided that (unless a Total Election Condition subsists) a Related Dividend (defined in paragraph 5.7 below) has been declared (whether or not conditionally) by Smith & Nephew, no dividend will be declared upon those New Ordinary Shares in respect of which a Valid Dividend Election shall be subsisting as at the Relevant Time for that particular dividend.

5.7	A dividend declared by Smith & Nephew is a “Related Dividend” in respect of a dividend declared on the New Ordinary Shares if it is declared on the Access Shares:

(a)	in the case of a final dividend on the New Ordinary Shares, at a general meeting or board meeting of Smith & Nephew held not earlier than 30 days prior to the date upon which Smith & Nephew Group announces a date upon which a general meeting of Smith & Nephew Group (convened for the purpose of approving the final dividend on the New Ordinary Shares) is to be held,

(b)	in the case of an interim dividend on the New Ordinary Shares, at a general meeting or board meeting of Smith & Nephew held not earlier than 30 days prior to the date upon which Smith & Nephew Group announces an interim dividend on the New Ordinary Shares, and a dividend shall be deemed to have been declared by Smith & Nephew notwithstanding that such declaration may be expressed to be conditional upon a dividend being declared on the New Ordinary Shares.

6.    Rights attaching to the Common Access Shares

Income

6.1	Subject to a Total Election Condition subsisting or Smith & Nephew Group having validly declared or declaring a Related Dividend (defined in paragraph 6.3 below), and subject to the Smith & Nephew Group Directors not having exercised their power under the articles of association of Smith & Nephew Group to suspend the dividend access arrangements, the Elected Shares shall confer upon the holders thereof the right to receive a dividend per Elected Share equal to the amount specified by the Board, (the “Access Dividend”). The Access Dividend shall be paid in cash.

6.2	Unless a Total Election Condition subsists, each resolution of the board of Smith & Nephew to declare or approve a dividend on the Common Access Shares shall state that the declaration or approval of that dividend is conditional upon Smith & Nephew Group declaring or having declared a Related Dividend.

6.3	A dividend declared by Smith & Nephew Group is a “Related Dividend” in respect of a dividend declared on the Elected Shares to the extent that the dividend declared on the New Ordinary Shares is a cash dividend:

(a)	in the case of a final dividend on the New Ordinary Shares, at a general meeting of Smith & Nephew Group (convened for the purpose of approving the final dividend on the New Ordinary Shares) notice of which is announced or issued within 30 days of the date of declaration of the dividend on the Elected Shares;

(b)	in the case of an interim dividend on the New Ordinary Shares, where an announcement by Smith & Nephew Group specifying the date for the payment of the interim dividend is issued within 30 days of the date of declaration of the dividend on the Elected Shares, and a dividend shall be deemed to have been declared by Smith & Nephew notwithstanding that such declaration may be expressed to be conditional upon a dividend being declared on the New Ordinary Shares.

Capital

6.4	In the event of a winding up of Smith & Nephew or other return of capital, the assets of Smith & Nephew available for distribution to holders remaining after payment of all other debts and liabilities of Smith & Nephew (and of the costs, charges and expenses of any such winding up) shall (subject to the rights of any class of preference share then in issue) be applied in the following manner and order of priority:

(a)	first, in paying to the holders of the Access Shares all unpaid arrears and accruals of any Access Dividend;

(b)	secondly, in paying to the holders of the Access Shares the Issue Price of such shares;

(c)	thirdly, in paying to the holders of ordinary shares in the capital of Smith & Nephew all unpaid arrears and accruals of any dividend declared thereon;

(d)	fourthly, in paying to the holders of ordinary shares in the capital of Smith & Nephew the Issue Price of such shares together with any premium paid thereon;

(e)	fifthly, in distributing to the holders of the Access Shares an amount equal in aggregate to five per cent. (subject to adjustment) of the remaining assets of Smith & Nephew available for distribution; and

(f)	lastly, in distributing the balance amongst the holders of ordinary shares in the capital of Smith & Nephew.

Voting

6.5	An Access Share does not entitle the holder to receive notice of or to attend or vote at any general meeting of Smith & Nephew.

Other rights

6.6	An Access Share shall not confer on the holder thereof any further entitlement to any participation in the profits of Smith & Nephew.

7.	Access Trust

7.1	The Trustee of the Access Trust is an English registered limited company whose sole purpose is, pursuant to the terms of the Trust Deed, to hold the Access Shares on trust for Smith & Nephew Group Shareholders.

7.2	The Access Trust has agreed to hold each Access Share, and any further Access Shares which may from time to time be allotted to it upon trust for Smith & Nephew Group Shareholders, absolutely in accordance with the articles of association of Smith & Nephew and Smith & Nephew Group.

7.3	The Trustee shall, on receipt, whether directly or indirectly, of any cash dividend declared by Smith & Nephew in respect of Elected Shares distribute or procure the distribution of the same (subject to any deduction or withholding required by law) to the Dividend Beneficiaries in respect of that cash dividend, each such Dividend Beneficiary to be entitled, subject as hereinafter provided, to receive an amount (the “Relevant Amount”) equal to A/B where A is equal to the number of Elected Shares of that Dividend Beneficiary at the Relevant Time for the relevant dividend and B is equal to the aggregate number of Elected Shares of the Dividend Beneficiaries at the Relevant Time for the relevant dividend PROVIDED that the proportions shall be adjusted accordingly by the Trustee if any New Ordinary Shares held by a Dividend Beneficiary are not fully paid as at the Relevant Time for the relevant dividend.

7.4	Any distribution to the Dividend Beneficiaries is, where relevant, to be made on the same day, as nearly as practicable, as the date upon which the Related Dividend (as defined in paragraph 6.3 above) is payable to the holder of such New Ordinary Shares.

7.5

The Trustee shall hold any dividend (subject to any deduction or withholding required by law) unclaimed by a Dividend Beneficiary on bare trust for the relevant Dividend Beneficiary. To the extent that such unclaimed dividend shall accrue any interest, such interest shall be held by the Trustee on bare trust for the

Dividend Beneficiary and upon the dividend being claimed any such interest shall be paid (less any reasonable costs incurred by the Trustee in retaining such dividend and making efforts to discover the whereabouts of the Dividend Beneficiary) to the relevant Dividend Beneficiary together with the dividend. Any dividend which has remained unclaimed for twelve years from the date when it became due for payment shall be forfeited and cease to remain owing to the Dividend Beneficiary and shall be payable (together with any accrued interest) to Smith & Nephew.

7.6	If any Dividend Beneficiary elects, or has elected to participate in any share dividend or distribution reinvestment plan of Smith & Nephew Group, the Trustee shall, instead of distributing the Relevant Amount (or the relevant part thereof) to that Dividend Beneficiary, apply the same on behalf of such Dividend Beneficiary in subscribing for New Ordinary Shares payable in full or by instalments or in paying up in full or by instalments any unpaid or partly paid New Ordinary Shares held by such Dividend Beneficiary on the terms of any such plan or otherwise make such arrangements as are necessary for the purposes of enabling a Dividend Beneficiary who so elects to participate in any such share dividend or distribution reinvestment plan made by Smith & Nephew Group for the benefit of holders of its New Ordinary Shares.

7.7	If the Trustee receives, whether directly or indirectly, any distribution of assets from Smith & Nephew in respect of the entitlement of Access Shares to funds on a liquidation of Smith & Nephew, the Trustee shall distribute or procure the distribution of the same to Smith & Nephew Group Shareholders as at the date of liquidation (as determined by the Trustee), each Smith & Nephew Group Shareholder being entitled, subject as hereinafter provided, to a proportionate share in the assets equal to A/B, where A is equal to the number of New Ordinary Shares registered in the name of that Smith & Nephew Group Shareholder as at the date of liquidation (as so determined by the Trustee) and B is equal to the aggregate number of New Ordinary Shares in issue at the date of liquidation (as so determined by the Trustee) PROVIDED that the proportions shall be adjusted accordingly by the Trustee if any New Ordinary Shares held by a Smith & Nephew Group Shareholder are not fully paid as at the date of liquidation (as so determined by the Trustee).

8.    Deed of Consultation

Pursuant to the terms of a deed of consultation to be made between Smith & Nephew Group and Smith & Nephew, the parties have agreed not to announce a dividend or the intention to pay a dividend unless Smith & Nephew has sufficient distributable reserves to pay that proportion of the aggregate dividend (which would otherwise have been paid by Smith & Nephew Group) which represents the proportionate share of those Smith & Nephew Group Shareholders who have elected (or are deemed to have elected) to receive dividends from Smith & Nephew.

PART IX

DESCRIPTION OF

SMITH & NEPHEW GROUP ADSs

General

The Depositary will execute and deliver the Smith & Nephew Group ADRs. ADRs are American Depositary Receipts. Each ADR is a certificate evidencing a specific number of American Depositary Shares, also referred to as ADSs. Each Smith & Nephew Group ADS will represent ten New Ordinary Shares (or a right to receive New Ordinary Shares) deposited with the London office of The Bank of New York, currently located at One Canada Square, London E14 5AL, as custodian for the Depositary. Each Smith & Nephew Group ADS will also represent any other securities, cash or other property which may be held by the Depositary. The Depositary’s corporate trust office is located at 101 Barclay Street, New York, New York 10286. The Depositary’s principal executive office is located at One Wall Street, New York, New York 10286.

You may hold Smith & Nephew Group ADSs either directly (by having a Smith & Nephew Group ADR registered in your name) or indirectly through your broker or other financial institution. If you hold Smith & Nephew Group ADSs directly, you are a Smith & Nephew Group ADR holder. This description assumes you hold your Smith & Nephew Group ADSs directly. If you hold Smith & Nephew Group ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of Smith & Nephew Group ADR holders described in this Part IX. You should consult with your broker or financial institution to find out what these procedures are.

Because the Depositary will actually hold the New Ordinary Shares underlying the Smith & Nephew Group ADSs, you must rely on it to exercise the rights of a Smith & Nephew Group Shareholder. The obligations of Smith & Nephew Group and the Depositary are set out in a deposit agreement among Smith & Nephew Group, Smith & Nephew, the Depositary and holders of Smith & Nephew Group ADRs. The deposit agreement and the Smith & Nephew Group ADRs are governed by New York law.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of Smith & Nephew Group ADR.

Share dividends and other distributions

The Depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your Smith & Nephew Group ADRs represent. All New Ordinary Shares represented by Smith & Nephew Group ADSs will be deemed to have made an election to receive dividends from Smith & Nephew, which election will not be able to be changed by the holders of the Smith & Nephew ADSs representing such New Ordinary Shares. Consequently, holders of Smith & Nephew Group ADSs will receive dividends related to those Smith & Nephew Group ADSs from Smith & Nephew rather than from Smith & Nephew Group. Please refer to Part VIII of this document for further information in relation to the Common Access Share structure.

Distributions of cash

The Depositary will convert, as promptly as practicable, any cash dividend or other cash distribution Smith & Nephew Group pays on the New Ordinary Shares underlying the Smith & Nephew Group ADSs into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any approval from any government is needed and cannot be obtained, the deposit agreement allows the Depositary to distribute the foreign currency only to those holders of Smith & Nephew Group ADRs to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the Smith & Nephew Group ADR holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest as such amounts held by it.

Before making a distribution, any withholding taxes that must be paid will be deducted. The Depositary will distribute only whole US dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

Distributions of shares

The Depositary may distribute new Smith & Nephew Group ADRs representing any New Ordinary Shares that Smith & Nephew Group may distribute as a dividend or free distribution, if Smith & Nephew Group furnishes it promptly with satisfactory evidence that it is legal to do so. The Depositary will only distribute whole Smith & Nephew Group ADRs. It will sell shares which would require it to use a fractional Smith & Nephew Group ADR and distribute the net proceeds in the same way as it does with cash. If the Depositary does not distribute additional Smith & Nephew Group ADRs, each Smith & Nephew Group ADR will also represent the New Ordinary Shares.

Rights to purchase additional shares

If Smith & Nephew Group offers Smith & Nephew Group Shareholders any rights to subscribe for additional shares or any other rights, the Depositary, after consultation with Smith & Nephew Group, may make these rights available to you. If the Depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the Depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the Depositary makes rights available to you, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver the Smith & Nephew Group ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

US securities laws may restrict transfers and cancellation of the Smith & Nephew Group ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these Smith & Nephew Group ADSs freely in the United States. In this case, the Depositary may deliver restricted depositary shares that have the same terms as the Smith & Nephew Group ADRs described in this section except for changes needed to put the necessary restrictions in place.

Other distributions

The Depositary will send to you anything else Smith & Nephew Group distributes on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the Depositary, after consultation with Smith & Nephew Group, has a choice. It may decide to sell what Smith & Nephew Group distributed and distribute the net proceeds in the same way as it does with cash or it may decide to hold what Smith & Nephew Group distributed, in which case the Smith & Nephew Group ADRs will also represent the newly distributed property.

The Depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any Smith & Nephew Group ADR holders. Smith & Nephew Group has no obligation to register Smith & Nephew Group ADRs, shares, rights or other securities under the Securities Act. Smith & Nephew Group also has no obligation to take any other action to permit the distribution of Smith & Nephew Group ADRs, New Ordinary Shares, rights or anything else to Smith & Nephew Group ADR holders. This means that you may not receive the distribution Smith & Nephew Group makes on its shares or any value for them if it is illegal or impractical for the Depositary to make them available to you.

Deposit, withdrawal and cancellation

The Depositary will deliver Smith & Nephew Group ADSs if you or your broker deposit New Ordinary Shares or evidence of rights to receive New Ordinary Shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the Depositary will register the appropriate number of Smith & Nephew Group ADSs in the names you request and will deliver the Smith & Nephew Group ADRs at its corporate trust office to the persons you request.

You may turn in your Smith & Nephew Group ADRs at the Depositary’s corporate trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the Depositary will deliver the New Ordinary Shares and any other deposited securities underlying the Smith & Nephew Group ADR to you or a person you designate at the office of the custodian or, at your request, risk and expense, the Depositary will deliver the deposited securities at its corporate trust office, if feasible.

Voting rights

You may instruct the Depositary to vote the New Ordinary Shares underlying your Smith & Nephew Group ADRs but only if Smith & Nephew Group asks the Depositary to ask for your instructions. Otherwise, you won’t be able to exercise your right to vote unless you withdraw the New Ordinary Shares. However, you may not know about the meeting sufficiently in advance to withdraw the New Ordinary Shares.

If Smith & Nephew Group asks for your instructions, the Depositary will notify you of the upcoming vote and arrange to deliver the voting materials to you. The materials will both describe the matters to be voted on and explain how you, on a certain date, may instruct the Depositary to vote the shares or other deposited securities underlying your Smith & Nephew Group ADRs as you direct. For instructions to be valid, the Depositary must receive them on or before the date specified. The Depositary will try, as far as practical, subject to applicable law and the provisions of Smith & Nephew Group’s articles of association, to vote or to have its agents vote the shares or other deposited securities as you instruct. The Depositary will only vote or attempt to vote as you instruct. However, if the Depositary does not receive voting instructions from you by the specified date, it will consider you to have authorised and directed it to give a discretionary proxy to a person designated by Smith & Nephew Group to vote the number of deposited securities represented by your Smith & Nephew Group ADSs.

Smith & Nephew Group cannot assure you that you will receive the voting materials in time to ensure that you can instruct the Depositary to vote your New Ordinary Shares. In addition, the Depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as your requested.

Persons depositing New Ordinary Shares or Smith & Nephew Group ADR holders must pay:	For:

$5.00 (or less) per 100 Smith & Nephew Group ADSs (or portion of 100 Smith & Nephew Group ADSs)

•      Issuance of Smith & Nephew Group ADSs, including issuances resulting from a distribution of shares or rights or other property

•      Cancellation of Smith & Nephew Group ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.02 (or less) per Smith & Nephew Group ADS	• Any cash distribution to you

A fee equivalent to the fee that would be payable if securities distributed to you had been New Ordinary Shares and the New Ordinary Shares had been deposited for issuance of Smith & Nephew Group ADSs Registration or transfer fees

•      Distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to Smith & Nephew Group ADR holders

•      Transfer and registration of shares on our share register to or from the name of the Depositary or its agent when you deposit or withdraw New Ordinary Shares

Expenses of the Depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • Cable, telex and facsimile transmission expenses

Taxes and other governmental charges the Depositary or the custodian have to pay on any Smith & Nephew Group ADR or New Ordinary Shares underlying an Smith & Nephew Group ADR, for example, stock transfer taxes, stamp duty or withholding taxes

• As necessary

Payment of taxes

You will be responsible for any taxes or other governmental charges payable on your Smith & Nephew Group ADRs or on the deposited securities underlying your Smith & Nephew Group ADRs. The Depositary may refuse to transfer your Smith & Nephew Group ADRs or allow you to withdraw the deposited securities underlying your Smith & Nephew Group ADRs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities underlying your Smith & Nephew Group ADRs to pay any taxes owed and you will remain liable for any deficiency. If it sells deposited securities, it will, if appropriate, reduce the number of Smith & Nephew Group ADRs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reclassifications, recapitalisations and mergers

If Smith & Nephew Group:

•	changes the nominal or par value of its New Ordinary Shares;

•	reclassifies, splits up or consolidates its New Ordinary Shares;

•	distributes securities on the New Ordinary Shares that are not distributed to you; or

•	recapitalises, reorganises, merges, is liquidated, sells all or substantially all of its assets, or takes any similar action;

then the cash, New Ordinary Shares or other securities received by the Depositary will become deposited securities. Each Smith & Nephew Group ADS will automatically represent its equal share of the new deposited securities unless additional Smith & Nephew Group ADSs are issued. The Depositary may, and will if Smith & Nephew Group requests, ask you to surrender your outstanding Smith & Nephew Group ADRs in exchange for new Smith & Nephew Group ADRs, identifying the new deposited securities.

Amendment and termination

Smith & Nephew Group may agree with the Depositary to amend the deposit agreement and the Smith & Nephew Group ADRs without your consent for any reason. If the amendment adds or increases fees or charges, except for taxes and other governmental charges or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses, or prejudices an important right of Smith & Nephew Group ADR holders, it will only become effective 30 days after the Depositary notifies you of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your Smith & Nephew Group ADR, to agree to the amendment and to be bound by the Smith & Nephew Group ADRs and the agreement is amended.

The Depositary will terminate the agreement at Smith & Nephew Group’s direction by mailing notice of termination to the Smith & Nephew Group ADR holders at least 30 days prior to the date fixed in the notice of termination. The Depositary may also terminate the agreement if the Depositary has told Smith & Nephew Group that it would like to resign and Smith & Nephew Group has not appointed a new depositary bank within 90 days.

After termination, the Depositary and its agents will be required to do only the following under the agreement:

•	collect distributions on the deposited securities; and

•	deliver New Ordinary Shares and other deposited securities upon cancellation of Smith & Nephew Group ADRs.

At any time after the expiration of one year from the date of termination, the Depositary may sell any remaining deposited securities by public or private sale. After that, the Depositary will hold the proceeds of the sale, as well as any other cash it is holding under the agreement for the pro rata benefit of the Smith & Nephew Group ADR holders that have not surrendered their Smith & Nephew Group ADRs. It will not invest the money and will have no liability for interest. The depositary’s only obligations will be to account for the proceeds of the sale and other cash. After termination Smith & Nephew Group’s only obligations will be with respect to indemnification and to pay certain amounts to the Depositary.

Limitations on obligations and liability to Smith & Nephew Group ADR holders

The deposit agreement expressly limits the obligations of Smith & Nephew Group and the Depositary, and it limits the liability of Smith & Nephew Group and the Depositary. Smith & Nephew Group and the Depositary:

•	are only obliged to take the actions specifically set forth in the deposit agreement without negligence and to act in good faith;

•	are not liable if either is prevented or delayed by law or circumstances beyond their control from performing their obligations under the deposit agreement;

•	are not liable if either exercises discretion permitted under the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the Smith & Nephew Group ADRs or the agreement on your behalf or on behalf of any other party;

•	may rely on advice of or information from legal counsel, accountants, and persons depositing preferred shares, any registered holder or any other person believed by it in good faith to be competent to give such advice or information; and

•	may rely upon any documents believed to be genuine and to have been signed or presented by the proper party.

In the agreement, Smith & Nephew Group and the Depositary agree to indemnify each other under certain circumstances.

Requirements for depositary actions

Before the Depositary will issue or register a transfer of a Smith & Nephew Group ADR, make a distribution on a Smith & Nephew Group ADR, or withdraw New Ordinary Shares, the Depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any New Ordinary Shares or other deposited securities;

•	production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The Depositary may refuse to deliver, transfer, or register transfers of Smith & Nephew Group ADRs generally when the books of Smith & Nephew Group or the Depositary are closed, or at any time Smith & Nephew Group or the Depositary thinks it advisable to do so.

You have the right to cancel your Smith & Nephew Group ADRs and withdraw the underlying New Ordinary Shares at any time subject only to:

•	temporary delays caused by closing transfer books of the Depositary or Smith & Nephew Group or the deposit of New Ordinary Shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	payment of applicable fees, taxes and similar charges; or

•	compliance with any laws or governmental regulations relating to Smith & Nephew Group ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of Smith & Nephew Group ADRs

In certain circumstances, subject to the provisions of the deposit agreement, the Depositary may issue Smith & Nephew Group ADRs before deposit of the underlying New Ordinary Shares. This is called a pre-release of the Smith & Nephew Group ADR. The Depositary may also deliver New Ordinary Shares upon cancellation of pre-released Smith & Nephew Group ADRs (even if the Smith & Nephew Group ADRs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying New Ordinary Shares are delivered to the Depositary. The Depositary may receive Smith & Nephew Group ADRs instead of New Ordinary Shares to close out a pre-release. The Depositary may pre-release Smith & Nephew Group ADRs only under the following conditions:

•	before or at the time of the pre-release, the person to whom the pre-release is being made must represent to the Depositary in writing that it or its customer owns the New Ordinary Shares or Smith & Nephew Group ADRs to be deposited;

•	the pre-release must be fully collateralised with cash or other collateral that the Depositary considers appropriate; and

•	the Depositary must be able to close out the pre-release on not more than five business days’ notice.

In addition, the Depositary will limit the number of Smith & Nephew Group ADRs that may be outstanding at any time as a result of pre-release, although the Depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Disclosure of interests

Smith & Nephew Group, or the Depositary at Smith & Nephew Group’s direction, may request that you provide information as to the identity of any person(s) having a beneficial interest in the Smith & Nephew Group ADRs held by you.

Ownership restrictions

Under the terms of the deposit agreement, you, and any other beneficial owner of the Smith & Nephew Group ADRs held by you, agree to be subject to any restrictions on share ownership under the organisational documents of Smith & Nephew Group or under any applicable law, including English law to the same extent as if you held the New Ordinary Shares underlying such Smith & Nephew Group ADRs directly.

PART X

ADDITIONAL INFORMATION

1.	RESPONSIBILITY

The Smith & Nephew Group Directors and the Proposed Directors[6.A.3] [6.A.2]accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Smith & Nephew Group Directors and the Proposed [5.02]Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.	CORPORATE DETAILS

Smith & Nephew Group was incorporated and registered in England and Wales on 8 January 2002 with registered number 4348753 under[6.C.1] the Act as a private limited company under the name Meadowclean Limited. On 20 March 2003 Meadowclean [6.C.2]Limited changed its name to Smith & Nephew Group Limited and on 2 April 2003 it was re-registered as a [6.C.3]public limited company. The principal legislation under which Smith & Nephew Group operates is the Act. As part of the[6.C.4] Transaction the New Ordinary Shares will be listed on the Official List of the UK Listing Authority and admitted to trading on the London Stock [6.C.6]Exchange’s market for listed securities. The registered office of Smith & Nephew Group is at 15 Adam Street, London WC2N 6LA an[6.C.5]d the head office of Smith & Nephew Group is currently at 122 rte du Moulin de la Ratte, 1236 Cartigny, Geneva, Switzerland.

3.	SHARE CAPITAL

3.1	Share capital of Smith & Nephew Group

The following table sets out the authorised, issued and fully paid share capital of Smith & Nephew Group, as it was at 17 April 2003 (the latest practicable [6.B.15(g)]date prior to the publication of this document) and as it will be immediately following completion of the Transaction based on the assumptions set out in paragraph 14.6 of this Part X.

[6.B.18][6.B.24]

	Authorised		Issued
	Number of shares	Nominal amount (£)	Number of shares	Nominal amount (£)
As at 17 April 2003
ordinary shares of £1 each	3	3	3	3
5.5 per cent. non-redeemable preference shares of £1 each	13,298	13,298	13,298	13,298
5.5 per cent. redeemable preference shares of £1 each	36,699	36,699	36,699	36,699
Immediately following completion of the Transaction
New Ordinary Shares	1,680,000,000	210,000,000	1,228,159,478	153,519,935

3.2	Admission

It is expected that Admission will occur and dealings for normal settlement in the New Ordinary Shares to be issued pursuant to the Scheme will commence on the London Stock[6.B.18] Exchange on 25 June 2003. It is expected that Admission will occur and dealings for normal settlement in the New Ordinary Shares to be issued pursuant to tenders of Centerpulse Shares or InCentive Shares under the Offers will commence on the London Stock Exchange on 25 July 2003, being the Settlement Date. However, it is likely that some New Ordinary Shares will be issued after the Settlement Date, to Centerpulse Shareholders and InCentive Shareholders who have not validly accepted the relevant Offer on or before that date and, accordingly, dealings in such New Ordinary Shares may commence on one or more subsequent dates.

3.3	Title documentation

The Smith & Nephew Ordinary Shares are, and the New Ordinary Shares will be,[6.B.15(g)] listed on the Official List in registered form and are capable of being held in uncertificated form. Temporary documents of title will not be issued in respect of New Ordinary Shares. It is expected that share certificates, for those who wish to receive them, will be posted first class or, in the case of Smith & Nephew Ordinary Shareholders[6.B.24], Centerpulse Shareholders and InCentive Shareholders with registered addresses outside the United Kingdom, by airmail, to such Smith & Nephew Ordinary Shareholders within 10 business days after

Admission and to such Centerpulse Shareholders and InCentive Shareholders in accordance with the settlement terms of the Offer Documents. None of the New Ordinary Shares has been marketed or is available, in whole or in part, to the public in conjunction with the application for the New Ordinary Shares to be admitted to the Official List.

3.4	Smith & Nephew Group share capital history

(a)	The authorised share capital of Smith [6.C.14]& Nephew Group on incorporation was £1,000 comprising [6.B.4][6.C.9][6.C.10]1,000 ordinary shares of £1 each. Smith & Nephew Group was incorporated with one subscriber share with a nominal value of £1.

(b)	On 21 March 2002, 300 ordinary shares of £1 each were allotted and issued for a cash consideration of £1 each.

(c)	On 25 February 2003, the authorised share capital was increased to £20,000 by the creation of 19,000 ordinary shares of £1 each and 13,000 ordinary shares of £1 each were allotted and issued for a cash consideration of £1 each.

(d)	On 18 March 2003, 13,298 of the 20,000 authorised ordinary shares of £1 each were reclassified as non-redeemable preference shares of £1 each and 6,699 of the 20,000 authorised ordinary shares of £1 each were reclassified as redeemable preference shares of £1 each. On the same date the authorised share capital was increased to £50,000 by the creation of 30,000 redeemable preference shares of £1 each and 36,699 redeemable cumulative preference shares of £1 each were allotted and issued for a cash consideration of £1 each.

(e) (i) By	an ordinary resolution passed on 18 March 2003, the Smith & Nephew Group Board were given general and unconditional authority, for the purpose of section 80 of the Act (with such authority expiring on 31 December 2003), to allot (a) up to 36,699 redeemable preference shares of £1 each and (b) other relevant securities (as defined in section 80(2) of the Act), up to an aggregate nominal amount of £36,699; and

(ii)	by a special resolution passed on 18 March 2003, the Smith & Nephew Group Board were authorised, pursuant to section 95 of the Act (such authority expiring on the date five years from the date when the resolution was passed) to allot equity securities (as defined in section 94(2) of the Act) otherwise than in accordance with section 89(1) of the Act, such authority being limited to (i) the allotment of equity securities for the purposes of the Scheme, (ii) the allotment of equity securities on a pre-emptive basis and (iii) other allotments of equity securities, up to an aggregate nominal value of £36,699.

(f)	Prior to the Scheme Effective Date, members’ written resolutions will be passed, subject to the Scheme having become effective, to:

(i)	subdivide each of the 3 issued ordinary shares of £1 each into 8 New Ordinary Shares;

(ii)	reclassify and sub-divide each of the 13,298 issued non-redeemable cumulative preference shares of £1 each into 8 New Ordinary Shares;

(iii)	increase the authorised share capital from £50,000 to £210,000,000 by the creation of 1,679,600,000 New Ordinary Shares;

(iv)	give the Smith & Nephew Group Board general and unconditional authority, for the purpose of section 80 of the Act (with such authority expiring on 22 April 2008), to allot relevant securities (as defined in section 80(2) of the Act), up to an aggregate nominal amount of £208,481,161;

(v)

authorise the Smith & Nephew Group Board pursuant to section 95 of the Act (such authority expiring on the conclusion of the annual general meeting of Smith & Nephew Group to be held in 2004), to allot equity securities (as defined in section 94(2) of the Act) otherwise than in accordance with section 89(1) of the Act, such authority being limited to (i) the allotment of equity securities for the purposes of the Transaction; or (ii) pursuant to the acceptance of any scrip dividend offer; or (iii) in connection with a rights issue, meaning for this purpose an offer of equity securities open for acceptance for a period fixed by the directors to holders of equity securities on the register on a fixed record date in proportion (as nearly as practicable) to the respective number of ordinary shares held by them or, in the case of other equity securities, in proportion to the number of ordinary shares into which they would convert, or on such other basis of allocation as the directors consider to be fair and reasonable, but subject to such exclusions or other arrangements as the directors may deem necessary or desirable to deal with fractional entitlements, record dates, or legal or practical problems under the laws of, or the requirements of, any regulatory authority in any territory or otherwise howsoever; or (iv) other allotments of equity securities up to an aggregate nominal value of £7,675,868.

(g)	Save as disclosed in this paragraph 3.4 there has been no issue of share or loan capital of Smith & Nephew Group since its incorporation and (apart from shares in respect of which it is proposed that options be granted pursuant to the option roll-overs referred to in paragraph 6 of this Part X and paragraph 2.2 of Part VII of this document), no share or loan capital of Smith & Nephew Group is under option or agreed to be put under option.

3.5	Share capital authorities

(a)	Immediately following completion of the Transaction on the basis of the assumptions set out in paragraph 14.6 of this Part X, the Smith & Nephew Group Directors will have authority to allot relevant securities of an amount equal to the committed share capital plus approximately 33 per cent. of Smith & Nephew Group’s enlarged issued share capital. The Smith & Nephew Group Directors have no present intention to exercise such authorities other than as described in paragraph 3.6(f) below or in connection with the Transaction or the issue of New Ordinary Shares as a result of the exercise of options under the Smith & Nephew Group Share Schemes.

(b)	Immediately following completion of the Transactio[6.B.15(a)]n on the basis of the assumptions set out in paragraph 14.6 of this Part X, the Smith & Nephew Group Directors will have authority to allot equity securities of an amount equal to approximately 5 per cent. of Smith & Nephew Group’s enlarged issued share capital otherwise than on a pre-emptive basis. Other than as described in paragraph 3.6(f) below, the Smith & Nephew Group Directors have no present intention to exercise such authority.

(c)	The Smith & Nephew Group Directors recognise that these authorities may be in excess of those permitted by relevant institutional investor guidelines, depending on the level of acceptances of the Offers. Accordingly, following completion of the Transaction, the Smith & Nephew Group Directors will not (without the prior approval of holders of New Ordinary Shares in general meeting) exercise their power to allot New Ordinary Shares (other than those shares reserved for options) in excess of one third of the then issued Smith & Nephew Group share capital. In addition, the Smith & Nephew Group Directors will not (without such prior approval) use their authority to allot equity securities for cash (otherwise than in connection with rights issues) in respect of New Ordinary Shares representing more than 5 per cent. of the issued Smith & Nephew Group share capital following completion of the Transaction.

(d)	By a written members’ resolution passed on 22 April 2003, the Smith & Nephew Group Directors were authorised, subject to the Scheme having become effective, (such authority expiring at the annual general meeting of Smith & Nephew Group to be held in 2004) to make market purchases (within the meaning of section 163(3) of the Act) up to an aggregate of 122,813,895 New Ordinary Shares for a price of not less than 12.5 pence per share and not more than 105 per cent. of the average of the middle market quotations for a New Ordinary Share as derived from the Official List for the five business days immediately prior to the purchase. Following completion of the Transaction on the basis of the assumptions set out in paragraph 14.6 of this Part X, the Smith & Nephew Group Directors will therefore have authority, subject to the Act, to make market purchases of up to approximately 10 per cent. of Smith & Nephew Group’s enlarged issued share capital. The Smith & Nephew Group Directors have no present intention to exercise such authority.

3.6	General

(a)	The New Ordinary Shares currently have no listing, but listings for such shares are being sought on the Official List, the NYSE, and will be sought on the SWX Swiss Exchange and a listing for Smith & Nephew Group ADSs will shortly be sought on the NYSE.

(b)	The New Ordinary Shares are in registered [3.27]form and will be capable of being held in uncertificated form through CREST.

(c)	A summary of the rights attaching to the New Ordinary Shares is contained in paragraph 5 of this Part X;

(d)	No commissions, discounts, brokerages or other special terms have been granted in respect of the issue of any share capital of Smith & Nephew Group.

(e)	The New Ordinary Shares to be issued pursuant to the Transaction have not been sold and are not otherwise being made available to the public in conjunction with the application for Admission.

(f)	Following the Scheme becoming effective, the 13,298 non-redeemable preference shares of £1 each and the three ordinary shares of £1 each (each as referred to in paragraph 3.1 of this Part X) will be reclassified and subdivided so as to create 106,408 New Ordinary Shares, and these shares will be sold to an employee benefit trust of Smith & Nephew Group for fair market value. Of the 106,408 New Ordinary Shares to be sold to the employee benefit trust, 106,384 will arise as a result of the conversion and subdivision of 13,298 non redeemable preference shares currently held by Cazenove & Co. Ltd. Cazenove & Co. Ltd has agreed that if it makes a profit on the sale of the 106,384 New Ordinary Shares to the employee benefit trust, the fees otherwise payable to it by Smith & Nephew Group and Smith & Nephew in connection with the Transaction will be reduced by an equal amount. Following the Scheme becoming effective, the 36,699 redeemable preference shares of £1 each referred to in paragraph 3.1 of this Part X will be redeemed at par (together with accrued dividends) using the proceeds of an issue to an employee benefit trust of Smith & Nephew Group of that number of New Ordinary Shares the market value of which is equal to the aggregate redemption price of the redeemable preference shares. For the purposes of calculating the issued share capital of Smith & Nephew Group as set out in paragraph 3.1 of this Part X it has been assumed that 8,748 New Ordinary Shares will require to be issued to fund the redemption.

(g)	The 106,408 New Ordinary Shares referred to in paragraph (f) above and the New Ordinary Shares to be subscribed by the employee benefit trust (as also described in paragraph (f) above) will not arise pursuant to the Scheme, and the aggregate interests of Scheme Shareholders upon the Scheme becoming effective will be diluted accordingly.

3.7	Share capital of Smith & Nephew[6.C.14]

The table below sets out the changes in the share capital of Smith & Nephew in issue from 1 January 2000 to 17 April 2003. As at 17 April 2003 (the latest practicable date prior to the publication of this document), Smith & Nephew had in issue 929,577,252 Smith & Nephew Ordinary Shares and 268,500 Preference Shares. All Smith & Nephew Ordinary Shares were allotted and called up as fully paid. There are no outstanding calls or instalments in arrears.

	Number	Nominal value	Issue price
		£	(pence)
As at 1 January 2000	1,117,544,703	111,754,470.30	—
Changes between 1 January and 6 August 2000
Allotments during the period	37,808	3,780.80	137.13
Exercise of options under 1985 executive scheme	145,500	14,550.00	152.46
Exercise of options under 1990 executive scheme	1,002,000	100,200.00	158.90
Exercise of options under UK SAYE plan	214,385	21,438.50	144.60
Exercise of options under 1991 Overseas Employee Share Plan	8,692	869.20	147.45
As at 6 August 2000	1,118,953,088	111,895,308.80	—
As at 7 August 2000(1)
Consolidation balance	915,507,072	111,895,308.80	—
Changes between 7 August and 31 December 2000
Allotments during the period	154,923	18,935.03	137.13
Exercise of options under 1985 executive scheme	807,786	98,729.40	152.46
Exercise of options under 1990 executive scheme	1,074,000	131,266.67	158.90
Exercise of options under UK SAYE plan	1,463,746	178,902.29	144.60
Exercise of options under 1991 Overseas Employee Share Plan	181,542	22.188.47	147.45

As at 1 January 2001	919,189,069	112,345,330.66	—
Changes between 1 January and 31 December 2001
Allotments during the year	35,089	4,288.66	196.09
Exercise of options under 1985 executive scheme	659,495	80,604.94	157.75
Exercise of options under 1990 executive scheme	3,360,637	410,744.52	166.39
Exercise of options under UK SAYE plan	1,452,199	177,490.99	141.50
Exercise of options under 1991 Overseas Employee Share Plan	115,061	14,063.01	140.47

	Number	Nominal value	Issue price
		£	(pence)
As at 1 January 2002	924,811,550	113,032,522.78	—
Changes between 1 January and 31 December 2002
Allotments during the year	90,095	11,011.61	194.00
Exercise of options under 1985 executive scheme	347,886	42,519.40	158,49
Exercise of options under 1990 executive scheme	2,407,166	294,209.18	156.09
Exercise of options under 2001 US share plan	85,400	10,437.78	$5.276
Exercise of options under UK SAYE plan	950,317	116,149.86	144.34
Exercise of options under 1991 Overseas Employee Share Plan	67,082	8,198.91	142.67
Exercise of International Sharesave plan	48	5.87	304.00
As at 1 January 2003	928,759,544	113,515,055.38	—
Changes between 1 January and 17 April 2003
Allotments during the period	1,834	224.16	380.50
Exercise of options under 1985 executive scheme	82,021	10,024.78	163.00
Exercise of options under 1990 executive scheme	617,219	75,437.88	171.95
Exercise of options under UK SAYE plan	89,692	10,962.36	153.42
Exercise of options under 1991 Overseas Employee Share Plan	26,368	3,222.76	152.77
Exercise of options under the International Sharesave Plan	574	70.16	297.90
As at 17 April 2003	929,577,252	113,614,997.49

(1)	On 7 August 2000, the 1,118,953,088 issued ordinary shares of 10 pence each were consolidated into 915,507,072 ordinary shares of 12 2/9 pence each pursuant to a resolution passed on 2 August 2000.

At the Extraordinary General Meeting and the Preference Shareholders’ Meeting, resolutions will be put before Smith & Nephew Ordinary Shareholders and holders of the Preference Shares, respectively, to enable the Preference Shares to be repaid at a price of 138 pence per share together with accrued dividends. Irrevocable commitments to support these resolutions at the Preference Shareholders’ Meeting have been obtained from Preference Shareholders holding 210,313 Preference Shares, representing approximately 78 per cent. of the Preference Shares currently in issue.

The Transaction is not conditional on the passing of these resolutions and it is intended that these resolutions will be placed before Smith & Nephew Ordinary Shareholders even if the Transaction does not proceed.

3.8	Outstanding options over Smith & Nephew Ordinary Shares

As at 17 April 2003[6.C.19] (the latest practicable date prior to the publication of this document) options to subscribe for the following aggregate numbers of Smith & Nephew Ordinary Shares were outstanding under the Smith & Nephew Share Schemes as follows:

	Smith & Nephew Ordinary Shares under option	Option price (pence)	Exercise period
Smith & Nephew 1985 Share Option Scheme	1,024,846	143 – 265	2003 – 2011
Smith & Nephew 1990 International Executive Scheme	7,865,260	143 – 326	2003 – 2011
Smith & Nephew 2001 UK Approved Share Option Plan	373,214	360 – 409.5	2005 – 2009
Smith & Nephew 2001 UK Unapproved Share Option Plan	1,721,386	360 – 409.5	2005 – 2009
Smith & Nephew 2001 US Share Scheme	3,850,600	$5.276 – $5.94	2003 – 2009
Smith & Nephew Employee Scheme	2,187,778	124 – 289.2	2003 – 2007
The Smith & Nephew Sharesave Plan (2002)	900,229	296	2005 – 2008
Smith & Nephew 1991 Overseas Plan	169,051	124 – 289.2	2003 – 2007
Smith & Nephew 2002 International Sharesave Plan	674,060	296 – 304	2005 – 2008
Smith & Nephew Belgian Sharesave Plan	40,795	357	2006
Smith & Nephew Dutch Sharesave Plan	57,421	296	2005 – 2008
Smith & Nephew French Sharesave Plan	28,025	354.07	2006 – 2007
Smith & Nephew Italian Sharesave Plan	28,833	372.7	2005 – 2008

All such options were granted for nil consideration.

The proposals in respect of the Smith & Nephew Share Schemes are explained in paragraph 9 of Part II of this document and the relevant continuing terms are summarised at paragraph 6 of this Part X.

3.9	Smith & Nephew dividends

The interim and final dividends payable by Smith & Nephew to Smith & Nephew Ordinary Shareholders in respect of the last five years ended 31 December are as follows:

Years ended 31 December	Interim dividend (pence)	Final dividend (pence)
2002	1.80	3.00	(1)
2001	1.75	2.90
2000	1.70	2.80
1999	2.50	4.00
1998	2.40	3.80

(1)	Payable on 16 May 2003.

3.10	Pre-emptive rights

There are no rights of pre-emption operating in favour of Smith & Nephew Ordinary Shareholders under the articles of association of Smith & Nephew Group or the Act in respect of the New Ordinary Shares.

3.11	Share capital of Centerpulse[6.C.14]

(a)	As at 17 April 2003 (the latest practicable date prior to the publication of this document) Centerpulse had a registered share capital of CHF 355,984,200 divided into 11,866,140 shares with a nominal value of CHF 30 each. In addition to its registered capital, a further 43,173 shares with a nominal value of CHF 30 each have been issued (but not yet registered), giving a total issued share capital of CHF 357,279,390 comprising 11,909,313 shares with a nominal value of CHF 30 each.

(b)	In addition, the articles of association of Centerpulse provide for:

(i)	an authorised share capital which authorises the Centerpulse Directors to increase the share capital by a maximum amount of CHF 65,327,760 through the issuance of up to 2,177,592 shares with a nominal value of CHF 30 each in relation to the Settlement Agreement described in paragraph 10.3(a) of this Part X;

(ii)	a conditional share capital in relation to the Settlement Agreement described in paragraph 10.3(a) of this Part X in the amount of CHF 120,000,000 divided into 4,000,000 shares with a nominal value of CHF 30 each; and

(iii)	a conditional share capital in relation to Centerpulse’s management share option plans of originally up to CHF 9,188,040 divided into 306,268 shares with a nominal value of CHF 30 each. As a consequence of the exercise of options, as at 17 April 2003 (the latest practicable date prior to the publication of this document) this conditional capital stood at CHF 7,892,850 comprising 263,095 shares with a nominal value of CHF 30 each.

(c)	The Centerpulse Board has recommended in the invitation to its annual general meeting to be held on 30 April 2003 that the authorised share capital mentioned under paragraph (b)(i) above be removed from the articles of association, that the conditional share capital relating to the management option plans mentioned under paragraph (b)(iii) above be increased to a maximum amount of CHF 15,188,040 through the issue of up to 506,268 shares with a nominal value of CHF 30 each and that the conditional share capital mentioned under paragraph (b)(ii) above be replaced by a conditional share capital of up to CHF 60,000,000 through the issuance of not more than 2,000,000 shares with a nominal value of CHF 30 each through the exercise of options or conversion rights granted in connection with bond issues or similar debt instruments for the redemption of the loan under the Senior Credit Facility described in paragraph 9.3(f) of this Part X.

(d)	The table below sets out the changes in Centerpulse Shares in issue from 1 January 2000 to 17 April 2003 (the latest practicable date prior to the publication of this document). All the Centerpulse Shares were issued fully paid. There are no calls or instalments in arrears.

	Number	Nominal value (CHF)	Issue price (CHF)
As at 1 January 2000	10,000,364	300,010,920	—
Changes between 1 January and 31 December 2000
Allotments during the year	—	—	—
Exercise of options under share option schemes	7,674	230,220	286-365
As at 1 January 2001	10,008,038	300,241,140	—
Changes between 1 January and 31 December 2001
Allotments during the year	—	—	—
Exercise of options under share option schemes	199	5,970	286-365
As at 1 January 2002	10,008,237	300,247,110	—
Changes between 1 January and 31 December 2002
Allotments during the year	1,822,408	54,672,240	140
Exercise of options under share option schemes	35,495	1,064,850	74-131
As at 1 January 2003	11,866,140	355,984,200	—
Changes between 1 January and 17 April 2003
Allotments during the year	—	—	—
Exercise of options under share option schemes	43,173	1,295,190	74-131
As at 17 April 2003	11,909,313	357,279,390

(e)	References in paragraph (d) above to ordinary shares are to shares with a nominal value of CHF 30 each which are actually outstanding; shares which have recently been issued may not yet have been registered.

(f)	Centerpulse is aware of options having been exercised under its share option schemes in respect of an additional 16,168 shares. Settlement of such options had not taken place at 17 April 2003 and therefore the relevant shares are not taken into account in the above table. On the assumption that settlement of all such options occurs, Centerpulse’s ordinary share capital will increase by a further CHF 485,040 representing 16,168 shares, and its conditional capital will be reduced accordingly.

3.12 Outstanding	options over Centerpulse Shares

As at 17 April 2003 (the latest practicable date prior to the publication of this document), options in respect of 347,169 shares with a nominal value of CHF 30 each were outstanding. These options, which feature weighted average exercise prices of between CHF 145 and CHF 365, were allotted between 1998 and 31 July 2002 pursuant to the 1997 SulzerMedica Management Stock Option Plan, the SulzerMedica 2001 Stock Option Plan and the SulzerMedica 2001 Long-Term Stock Option Plan. The options are or will become exercisable at various dates up to 30 November 2012, after which no such options will be exercisable. No new options over shares in Centerpulse have been granted since 31 July 2002.

4.	MEMORANDUM OF ASSOCIATION

The Memorandum of[6.C.5] Association of Smith & Nephew Group provides that Smith & Nephew Group’s principal object is to carry on the business of a holding and investment company. The objects of Smith & Nephew Group are set out in full in[6.C.13] clause 4 of the Memorandum of Association which is available for inspection at the address specified in paragraph 15 below.

5.	ARTICLES OF ASSOCIATION

The Articles of Association of Smith & Nephew Group (the “Articles”) which will be adopted conditionally upon the Scheme becoming effective, contain[6.B.7] provisions, inter alia, to the following effect:

5.1	Voting[6.C.13] Rights

(a)

Subject to any rights or restrictions attached to any shares[6.B.7], on a show of hands, every member who (being an individual) is present in person or (being a corporation) is present by a duly authorised representative or

141

proxy not being himself a member shall have one vote and, on a poll, every member who is present in person or by proxy shall have one vote in respect of every share held by him:

(i)	at the date of the notice convening the meeting the dividend on the preference shares is 12 months in arrears and shall remain so in arrears as at the date of the meeting; or

(ii)	the business of the meeting includes the consideration of a resolution for winding-up Smith & Nephew Group or any resolution varying or abrogating any of the special rights or privileges attached to such preference shares.

(b)	No proxy shall be entitled to speak at any general meeting, except to demand or join in a demand for a poll.

(c)	Unless the Smith & Nephew Group Directors otherwise determine, no member shall attend or vote at any general or class meeting unless his shares are fully paid.

5.2	Restrictions on New Ordinary Shares

Subject to applicable law, and without prejudice to any rights attached to any existing shares, any sh[6.B.7]are may be issued with such rights or restrictions as Smith & Nephew Group may by ordinary resolution determine, or in the absence of such determination, or so far as any such resolution does not make specific provision, as the Smith & Nephew Group Directors may determine.

5.3	Variation of rights

(a)	If at any time the share capital is divided into different classes of shares, the rights attached to any cl[6.B.7]ass or any of such rights may, subject to the provisions of the statutes, whether or not the Company is being wound up, be modified, abrogated or varied with the consent in writing of the holders of three-fourths in nominal value of the issued shares of that class, or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the shares of that class.

(b)	To every such separate general meeting the provisions of sections 369, 370, 376 and 377 of the Act and the provisions of these Articles relating to general meetings shall, mutatis mutandis, so far as applicable apply, subject to the following provisions, namely:

(i)	the necessary quorum at any such meeting, other than an adjourned meeting, shall be two persons holding or representing by proxy at least one-third in nominal value of the issued shares of the class in question and at an adjourned meeting one person holding shares of the class in question or his proxy;

(ii)	any five holders of shares of the class in question together holding not less than one-fortieth of the nominal amount of the shares of that class present in person or by proxy may by written request demand a poll; and

(iii)	every holder of shares of the class in question present in person or by proxy shall be entitled on a poll to one vote for every share of that class held by him.

5.4	Alteration of capital

(a)	Smith & Nephew Group may by ordinary resolution (subject to applicable law and the provisions of the Articles):

(i)	increase its share capital by new shares of such amount as the resolution prescribes;

(ii)	consolidate and divide all or any of its share capital into shares of larger amounts than its existing shares;

(iii)	sub-divide its shares, or any of them, into shares of smaller amounts and the resolution may determine that, as between the shares resulting from the sub-division, any of them may have any preference or advantage or deferred rights or be subject to any restrictions as compared with the others; and

(iv)	cancel or reduce the unknown value of shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amounts of the shares so cancelled or the amount of the reduction.

142

(b)	(Subject to applicable law and the provisions of the Articles) Smith & Nephew Group may by special resolution reduce its share capital, any capital redemption reserve and any share premium account or other undistributable reserve in any way.

(c)	(Subject to applicable law and the provisions of the Articles) Smith & Nephew Group may purchase its own shares (including any redeemable shares) and any shares to be so purchased may (subject to any resolution of Smith & Nephew Group in general meeting) be selected by the Smith & Nephew Group Directors in any manner.

(d)	Subject to applicable law and to any resolution of Smith & Nephew Group in general meeting, all unissued shares of Smith & Nephew Group shall be at the disposal of the Smith & Nephew Group Directors which may allot, grant options over or otherwise dispose of them to such persons, on such terms and at such times as they may think fit.

(e)	Subject to applicable law, shares may be issued which are to be redeemed or liable to be redeemed at the option of Smith & Nephew Group or the holder on such terms and in such manner as may be provided for or in accordance with the Articles.

5.5	Transfer of New[6.B.11] Ordinary Shares

(a)	A share held in certificated form m[3.15]ay be transferred by an instrument of transfer in any usual form or in any other form which the Smith & Nephew Group Directors may approve. A share held in uncertificated form may be transferred by means of a relevant system.

(b)	The Smith & Nephew Group Directors may, in the case of shares held in certificated form, in their absolute discretion refuse to register the transfer of a share which is not fully paid but shall not be bound to specify the grounds upon which such registration is refused provided that, where any such shares are admitted to the Official List of the UKLA, such discretion may not be exercised in such a way as to prevent dealings in the shares of that class from taking place on a open and proper basis.

(c)	The Smith & Nephew Group Directors may also refuse to register a transfer of shares held in certificated form unless the instrument of transfer is:

(i)	duly stamped or duly certified or otherwise shown to the satisfaction of the Smith & Nephew Group Directors to be exempt from stamp duty, lodged at the place where Smith & Nephew Group’s issued register of members is situated, or at such other places the Smith & Nephew Group Directors may appoint (save in the case of a transfer by a person to whom no certificate was issued in respect of the shares in question) accompanied by the certificate for the shares to which it relates, and such other evidence as the Smith & Nephew Group Directors may reasonably require to show the right of the transferor to make the transfer and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do;

(ii)	in respect of only one class of share; and

(iii)	in favour of not more than four transferees.

(d)	If the Smith & Nephew Group Directors refuse to register a transfer of shares held in certificated form, they shall within two months after the date on which the transfer was lodged with Smith & Nephew Group send to the transferee notice of the refusal.

(e)	Subject to applicable law, the registration of transfers of shares or of transfers of any class of shares may be suspended and the register closed at such times and for such periods (not exceeding 30 days in any calendar year) as the Smith & Nephew Group Directors may determine.

(f)	No fee shall be charged for the registration of any instrument of transfer or other document relating to or affecting the title to any share or for making any entry in the Register affecting the title to any share.

(g)	For all purposes of the Articles relating to the registration of transfers of shares, the renunciation of the allotment of any share by the allottee in favour of some other person shall be deemed to be a transfer and the Smith & Nephew Group Directors shall have the same powers of refusing to give effect to such a renunciation as if it were a transfer.

5.6	Smith & Nephew Group Directors

(a)	Unless otherwise determined by ordinary resolution of Smith & Nephew Group, the number of Smith & Nephew Group Directors shall not be subject to any maximum but shall not be less than three.

(b)	Subject to applicable law, the Memorandum of Association of Smith & Nephew Group and the Articles and to any directions given by special resolution, the business of Smith & Nephew Group shall be managed by the Smith & Nephew Group Directors who may exercise all the powers of Smith & Nephew Group.

(c)	The Smith & Nephew Group Directors may make such arrangements as they think fit for the management and transaction of Smith & Nephew Group’s affairs and may for that purpose appoint local boards, managers and agents and delegate to them any of the powers of the Smith & Nephew Group Directors with power to sub-delegate.

(d)	Delegation of Smith & Nephew Group Directors’ Powers

The Smith & Nephew Group Directors may delegate any of their powers, authorities and discretions to any committee consisting of one or more Smith & Nephew Group Director together with any other person or persons approved by the Smith & Nephew Group Directors, with power to sub-delegate.

(e)	Executive Smith & Nephew Group Directors

Subject to the provisions of the Act, the Smith & Nephew Group Directors may appoint one or more of their number to the office of managing director or chief executive or to any other executive office (except that of auditor) of Smith & Nephew Group and may enter into an agreement or arrangement with any Smith & Nephew Group Director for his employment by Smith & Nephew Group or any subsidiary of Smith & Nephew Group or for the provision by him of any services outside the scope of the ordinary duties of a Smith & Nephew Group Director. Any such appointment, agreement or arrangement may be made upon such terms as the Smith & Nephew Group Directors determine and it may remunerate any such Smith & Nephew Group Director for his services as it thinks fit.

(f)	The emoluments and benefits of any Executive Smith & Nephew Group Director for his services as such shall be determined by the Smith & Nephew Group Directors.

(g)	The Smith & Nephew Group Directors may delegate or entrust to and confer upon any Executive Smith & Nephew Group Director any of the powers, authorities and discretions exercisable by them as they sees fit.

(h)	Associate directors

The Smith & Nephew Group Directors may at any time and from time to time appoint any person to be an associate director and may at any time remove any person so appointed. A person so appointed shall not be a Smith & Nephew Group Director of Smith & Nephew Group and shall not be a member of the board of Smith & Nephew Group Directors. Subject as aforesaid, the Smith & Nephew Group Directors may define and limit the powers and duties of any associate director and may determine his remuneration.

(i)	Remuneration of Smith & Nephew Group Directors

The ordinary remuneration of the Smith & Nephew Group[6.F.13(b)] Directors shall be such amount as the Smith & Nephew Group Directors shall from time to time determine provided that, unless otherwise approved by Smith & Nephew Group in general meeting, the aggregate of the ordinary remuneration of such Smith & Nephew Group Directors shall not exceed £450,000 per year.

(j)	Smith & Nephew Group Directors’ insurance

Without prejudice to any indemnity under the Articles the Smith & Nephew Group Directors shall have power to purchase and maintain insurance for or for the benefit of any persons who are or were at any time Smith & Nephew Group Directors, officers or employees of Smith & Nephew Group or any other company connected with Smith & Nephew Group.

(k)	Smith & Nephew Group Directors’ gratuities and pensions

The Smith & Nephew Group Directors may provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any Smith & Nephew Group Director who has held but no longer holds any executive office or employment with Smith & Nephew Group or with any body corporate which is or has been a subsidiary undertaking or a predecessor in business of Smith & Nephew Group or of any subsidiary undertaking, and for any member of his family (including a spouse and a former spouse) or any person who is or was dependent on him and may (before as well as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit.

(l)	Smith & Nephew Group Directors’ interests

A Smith & Nephew Group Director who is in any way, whether directly or indirectly, interested in a transaction or arrangement with Smith & Nephew Group shall, at a meeting of the[6.F.13(a)] Smith & Nephew Group Directors, declare in accordance with the Act the nature of his interest.

Subject to applicable law, and provided that he has disclosed to the Smith & Nephew Group Directors the nature and extent of any interest of his in accordance with (l) above, a Smith & Nephew Group Director notwithstanding his office:

(i)	may be a party to, or otherwise interested in, any transaction or arrangement with Smith & Nephew Group or in which Smith & Nephew Group is otherwise interested;

(ii)	may be a director or other office of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by Smith & Nephew Group or in which Smith & Nephew Group is otherwise interested; and

(iii)	shall not, by reason of his office, be accountable to Smith & Nephew Group for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

Save as otherwise provided in the Articles, a Smith & Nephew Group Director shall not vote at a meeting of the Smith & Nephew Group Directors or of a committee of the Smith & Nephew Group Directors on any resolution concerning a matter in which he has, directly or indirectly, an interest which is material (otherwise than by virtue of his interest in shares, debentures or other securities of, or otherwise in or through, Smith & Nephew Group) unless his interest or duty arises only because the case falls within one or more of the following paragraphs:

(i)	the resolution relates to the giving to him or a person connected with him of a guarantee, security or indemnity in respect of money lent to, or an obligation incurred by him or such a person at the request of or for the benefit of Smith & Nephew Group or any subsidiary undertaking;

(ii)	the resolution relates to the giving to a third party of a guarantee, security or indemnity in respect of a debt or obligation of Smith & Nephew Group or any subsidiary undertaking for which the Smith & Nephew Group Director or a person connected with him has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

(iii)	his interest arises by virtue of him or a person connected with him subscribing or agreeing to subscribe for any shares, debentures or other securities of Smith & Nephew Group or any subsidiary undertaking or by virtue of him or a person connected with him being, or intending to become, a participant in the underwriting or sub-underwriting of an offer of any such shares, debentures, or other securities by Smith & Nephew Group or any subsidiary undertaking for subscription, purchase or exchange;

(iv)	the resolution relates in any way to any other company in which he is interested, directly or indirectly and whether as an officer or shareholder or otherwise howsoever, provided that he and any persons connected with him do not to his knowledge hold an interest in shares representing one per cent. or more of any class of the equity share capital of such company or of the voting rights available to members of such company;

(v)	the resolution relates in any way to an arrangement in whole or in part for the benefit of the employees of Smith & Nephew Group or any subsidiary undertakings which does not award him as such any privilege or advantage not generally awarded to the employees to whom such arrangement relates;

(vi)	the resolution relates in any way to the purchase or maintenance for the Smith & Nephew Group Directors of insurance against any liability which by virtue of any rule of law would otherwise attach to all or any of them in respect of any negligence, default, breach of duty or breach of trust in relation to Smith & Nephew Group or any subsidiary undertaking.

A Smith & Nephew Group Director shall not be counted in the quorum present at a meeting in relation to a resolution on which he is not entitled to vote.

Smith & Nephew Group may by ordinary resolution suspend or relax to any extent any provision of the Articles prohibiting a Smith & Nephew Group Director from voting at a Smith & Nephew Group Directors or committee meeting or ratify any transaction not duly authorised by reason of a contravention of such Articles.

(m)	Proceedings of the Smith & Nephew Group Directors

Subject to the provisions of the Articles, the Smith & Nephew Group Directors may regulate their proceedings as they think fit. A Smith & Nephew Group Director may, and the Secretary at the request of a Smith & Nephew Group Director shall, call a meeting of the Smith & Nephew Group Directors.

Questions arising at a meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman of the meeting shall have a second or casting vote.

The quorum for the transaction of the business of the Smith & Nephew Group Directors may be fixed by the Smith & Nephew Group Directors and unless so fixed at any other number shall be three.

The continuing Smith & Nephew Group Directors or a sole continuing Smith & Nephew Group Director may act notwithstanding any vacancies in the board of Smith & Nephew Group Directors but, if the number of Smith & Nephew Group Directors is less than the number fixed as the quorum, the continuing Smith & Nephew Group Directors or Smith & Nephew Group Director may act only for the purpose of filling vacancies in the board of Smith & Nephew Group Directors or of calling a general meeting.

The Smith & Nephew Group Directors may appoint one of their number to be the chairman of the Smith & Nephew Group Directors and one or more deputy chairmen and may at any time remove them from office. Where the chairman or deputy is absent, the Smith & Nephew Group Directors present may appoint one of their number to be chairman of the meeting.

(n)	Appointment and retirement of[6.F.13(d)] Smith & Nephew Group Directors

Each Smith & Nephew Group Director shall retire from office and shall be eligible for reappointment at the third annual general meeting after the meeting at which he was appointed or last reappointed. If Smith & Nephew Group, at the meeting at which a Smith & Nephew Group Director retires in this way, does not fill the vacancy the retiring Smith & Nephew Group Director shall, if willing to act, be deemed to have been reappointed unless at the meeting it is resolved not to fill the vacancy or unless a resolution for the reappointment of the Smith & Nephew Group Director is put to the meeting and lost.

A Smith & Nephew Group Director retiring at a meeting who is not reappointed shall retain office until the meeting appoints someone in his place or, if it does not do so, until the end of the meeting or of any adjournment thereof.

No person other than a Smith & Nephew Group Director retiring at a meeting shall be appointed or reappointed a Smith & Nephew Group Director at any general meeting unless:

(i)	he is recommended by the Smith & Nephew Group Directors; or

(ii)	not less than seven or more than 21 clear days before the date appointed for the meeting, notice executed by a member qualified to vote at the meeting has been given to Smith & Nephew Group of his intention to propose that person for appointment or reappointment stating the particulars which would, if he were so appointed or reappointed, be required to be included in Smith & Nephew Group’s register of directors together with notice executed by that person confirming his willingness to be appointed or reappointed.

Subject to the provisions of the Articles, Smith & Nephew Group may by ordinary resolution appoint a person who is willing to act to be a Smith & Nephew Group Director either to fill a vacancy or as an additional Smith & Nephew Group Director.

The Smith & Nephew Group Directors may appoint a person who is willing to act to be a Smith & Nephew Group Director, either to fill a vacancy or as an additional Smith & Nephew Group Director. A Smith &

Nephew Group Director so appointed shall hold office only until the next following annual general meeting when he shall retire from office and be eligible for reappointment. If not reappointed at such annual general meeting, he shall vacate office at its conclusion.

The provisions of section 293 of the Act (which regulate the appointment and continuation in office of directors who have attained the age of 70) shall apply to Smith & Nephew Group.

(o)	Disqualification and removal of Smith & Nephew Group Directors

The office of a Smith & Nephew Group Director shall be vacated if:

(i)	he becomes bankrupt or makes any arrangement or composition with his creditors generally; or

(ii)	he becomes incapable by reason of physical incapacity or mental disorder of discharging his duties as a Smith & Nephew Group Director and the Smith & Nephew Group Directors resolve that his office be vacated; or

(iii)	he is absent from meetings of the Smith & Nephew Group Directors during a continuous period of six months without permission of the Smith & Nephew Group Directors and his Alternate Smith & Nephew Group Director (if any) shall not during such period have attended in his stead, and the Smith & Nephew Group Directors resolve that his office be vacated; or

(iv)	he ceases to be a Smith & Nephew Group Director by virtue of any provision of the Acts, is removed from office or becomes prohibited by law from being a Smith & Nephew Group Director; or

(v)	he resigns his office by notice to Smith & Nephew Group; or

(vi)	he ceases to be a Smith & Nephew Group Director by virtue of section 293 of the Act; or

(vii)	he is removed from office by notice in writing signed by all the other Smith & Nephew Group Directors.

(p)	Alternate Smith & Nephew Group Directors

Any Smith & Nephew Group Director may appoint any other Smith & Nephew Group Director, or any other person approved by resolution of the Smith & Nephew Group Directors and willing to act, to be an Alternate Director and may remove from office an Alternate Director so appointed by him.

5.7	Borrowing powers

(a)	Subject as hereinafter[6.F.13(c)] provided, the Smith & Nephew Group Directors may exercise all the powers of Smith & Nephew Group to borrow money, and to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and, subject to the provisions of the Act and the Articles to issue debentures, debenture stock, and other securities whether outright or as security for any debt, liability or obligation of Smith & Nephew Group or of any third party.

(b)	The Smith & Nephew Group Directors shall restrict the borrowings of Smith & Nephew Group and exercise all voting and other rights or powers of control exercisable by Smith & Nephew Group in relation to its subsidiaries (if any) so as to secure (so far, as regards subsidiaries, as by such exercise they can secure) that the aggregate amounts for the time being remaining undischarged of all moneys borrowed by and for the time being owing to persons outside Smith & Nephew Group and its subsidiaries (or, after the Settlement Date, the Combined Group) shall not at any time, without the previous sanction of an ordinary resolution of Smith & Nephew Group in general meeting, exceed (a) (at any time on or prior to the Settlement Date) the amount permitted pursuant to the Articles of Association of Smith & Nephew; or (b) (at any time after the Settlement Date) a sum equal to two and one half times the aggregate of:-

(i)	the nominal amount of the share capital of Smith & Nephew Group for the time being issued and paid up; and

(ii)	the total of the consolidated reserves of Smith & Nephew Group (including any share premium account, capital redemption reserve and profit and loss account but not including any sums set aside for taxation) all as shown in the then latest audited consolidated balance sheet of the Combined Group as determined in accordance with historic accounting principles but after:-

(A)	making such adjustments as may be necessary in respect of any variation in the amount of such share capital, share premium account or capital redemption reserve since the date of such latest audited consolidated balance sheet;

(B)	deducting (to the extent included):-

•	any amounts distributed or proposed to be distributed by Smith & Nephew Group out of the profits earned prior to the date of such balance sheet declared, recommended or made since that date (but not provided in such latest audited consolidated balance sheet);

•	any amount attributable to non-Combined Group shareholders in subsidiaries of Smith & Nephew Group in respect of such subsidiaries; and

•	any debit balance on the combined profit and loss account;

(C)	adding back any goodwill on the acquisition of businesses that has been previously set off against such reserves to the extent that the businesses have not been discontinued or disposed of and after deducting any permanent decrease in the value of these businesses;

(D)	making such adjustments (if any) as the Auditors may consider appropriate; and

(E)	deducting (to the extent not already deducted) any debit balance on the Combined Group profit and loss account.

(c)	For the purpose of the foregoing limit the “aggregate amounts” of “moneys borrowed” shall be reduced by cash and current asset investments and shall be deemed to include the following except in so far as otherwise taken into account (together in each case with any fixed or minimum premium payable on final repayment):-

(i)	the principal amount for the time being owing (other than to a member of the Combined Group) in respect of any debenture, whether secured or unsecured, issued by a member of the Combined Group in whole or in part for cash or otherwise;

(ii)	the principal amount raised by any member of the Combined Group by acceptances or under any acceptance credit opened on its behalf by any bank or accepting house other than acceptances relating to the purchase or sale of goods in the ordinary course of trading and outstanding for not more than ninety days;

(iii)	the nominal amount of any share capital and the principal amount of any moneys borrowed or other indebtedness the redemption or repayment of which is guaranteed or secured or is the subject of an indemnity given by any member of the Combined Group and the beneficial interest in the redemption or repayment of which is not owned within the Combined Group; and

(iv)	the nominal amount of any share capital (not being equity share capital which as regards capital has rights no more favourable than those attached to its ordinary share capital) of any subsidiary of Smith & Nephew Group owned otherwise than by other members of the Combined Group;

but “moneys borrowed” shall not include and shall be deemed not to include:-

(v)	amounts borrowed for the purpose of repaying (with or without premium) any moneys borrowed by any member of the Combined Group then outstanding and so to be applied within six months of being so borrowed, pending their application for such purpose within such period; and

(vi)	the proportion of the excess outside borrowing of a partly owned subsidiary which corresponds to the proportion of its equity share capital owned otherwise than by members of the Combined Group and so that, for this purpose, the expression “excess outside borrowing” shall mean so much of the borrowings of such partly owned subsidiary otherwise than from members of the Combined Group as exceeds the amounts (if any) borrowed from it by other members of the Combined Group.

(d)	No lender or other person dealing with Smith & Nephew Group or any of its subsidiaries shall be concerned to see or inquire whether the said limit is observed and no debt incurred or security given in excess of such limit shall be invalid or ineffectual except in the case of express notice to the lender or the recipient of the security at the time when the debt was incurred or security given that the said limit has been or would thereby be exceeded.

5.8	Dividends[6.B.8]

(a)	Subject to applicable law, Smith & Nephew Group may[6.B.12] by ordinary resolution declare dividends in accordance with respective rights of the members but no dividends shall exceed th[6.B.7]e amount recommended by the Smith & Nephew Group Directors.

(b)	Except as otherwise provided by the rights attached to the shares and subject to the provisions relating to the Common Access Shares described in Part VIII of this document, all dividends shall be declared and paid according to the amounts paid up on the shares in which the dividend is paid but no amount paid on a share in advance of calls should be treated as paid on the share. All dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividends is paid; but, if any share is issued on terms providing that it shall rank for dividend as from a particular date, that share shall be ranked for dividend accordingly.

(c)	Subject to applicable law, the Smith & Nephew Group Directors may pay interim dividends if they appear to the Smith & Nephew Group Directors that they are justified by the profits of Smith & Nephew Group available for distribution. If the share capital is divided into different classes of shares the Smith & Nephew Group Directors may pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividends as well as on shares which confer preference rights with regard to dividend, but no interim dividend should be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrears. The Smith & Nephew Group Directors may also pay at intervals settled by them any dividend payable at a fixed rate if it appears to them that the profits available for distribution justify the payment.

(d)	The Smith & Nephew Group Directors may deduct from dividend or other monies payable on or in respect of a share to any member all sums of money (if any) presently payable by him to Smith & Nephew Group on account of calls or otherwise in relation to shares of Smith & Nephew Group.

(e)	No dividend or other monies payable in respect of a share should pay interest as against Smith & Nephew Group unless otherwise provided by the rights attached to the share. All unclaimed dividends may be retained by Smith & Nephew Group or invested or made use of by Smith & Nephew Group as the Smith & Nephew Group Directors may think fit until they are claimed and so that Smith & Nephew Group shall not be obliged to account for any interest or other income derived from them nor shall it be constituted a trustee in respect of them or be responsible for any loss thereby arising. Any interest on profits earned on unclaimed dividends invested or otherwise made use of shall belong to Smith & Nephew Group. Any dividend which has remained unclaimed for 12 years from the date when it became due for payment shall be forfeited and cease to remain owing by Smith & Nephew Group.

(f)	Any dividend or other monies payable in respect of a share may be paid:

(i)	in cash;

(ii)	by cheque or warrant in such circumstances as outlined by the Articles;

(iii)	by bank transfer; or

(iv)	by such other method of payment approved by the Smith & Nephew Group Directors as the person or persons entitled to the money may in writing agreed to.

(g)	Any general meeting declaring a dividend may, upon a recommendation of the Smith & Nephew Group Directors, direct payment or satisfaction of such dividend wholly or in part by the distribution of specific assets and in particular of fully paid shares or debentures of any other company, and the Smith & Nephew Group Directors shall give effect to such direction.

(h)	The Smith & Nephew Group Directors may, with the sanction of an ordinary resolution of Smith & Nephew Group, offer the holders of the shares the right to elect to receive shares, credited as fully paid, instead of cash in respect of the whole (or some part, as to be determined by the Smith & Nephew Group Directors) of such dividend or dividends as specified by such resolution subject to certain provisions outlined in the Articles.

(i)

If several persons are entered in the register as joint holders of any share or are jointly entitled to a share, any one of them may give receipts for any dividend or other monies payable in respect of the share and the Smith & Nephew Group Directors may deduct from the dividends or other monies payable in respect of any share held jointly by several persons all sums of money (if any) presently payable to Smith & Nephew Group from any one or more of the registered holders on account of calls or otherwise in relation to shares in Smith & Nephew Group held in the joint names of all (but not to some only) of such registered holders.

5.9	Winding-up

If Smith & Nephew Group is wound up, the liquidator may, with the sanction of an extraordina[6.B.7]ry resolution of Smith & Nephew Group and any other sanction required by the Act, divide among the members in specie the whole or any part of the assets of Smith & Nephew Group and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members. The liquidator may, with a like sanction, vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members as he with the like sanction determines, but no member shall be compelled to accept any assets upon which there is a liability.

5.10	[6.B.24 ]Articles

The Articles are, in all respects, consistent with (a) the holding of the New Ordinary Shares in uncertificated form, (b) the transfer of title to New Ordinary Shares by means of a relevant system and (c) The Uncertificated Securities Regulations 2001. Accordingly, the Smith & Nephew Group Directors have resolved to permit the holding of New Ordinary Shares in uncertificated form and the transfer of title to New Ordinary Shares by means of a relevant system. For these purposes CREST is a relevant system.

5.11	Common Access Shares

The Articles contain provisions relevant to the Common Access Shares structure and these provisions are summarised in Part VIII of this document.

6.	PROPOSED SMITH[6.F.8 ] & NEPHEW GROUP SHARE SCHEMES AND THE SMITH & NEPHEW SHARE SCHEMES

Subject to the approval of Smith & Nephew Ordinary Shareholders at the Extraordinary General Meeting, and on the Scheme having become effective, Smith & Nephew Group will establish the following employee share incentive plans:

•	The Smith & Nephew Group 2003 Unapproved Share Option Plan (the “2003 Unapproved Plan”)

•	The Smith & Nephew Group 2003 UK Approved Share Option Plan (the “2003 UK Approved Plan”);

•	The Smith & Nephew Group 2003 Long Term Incentive Plan (the “2003 LTIP”);

•	The Smith & Nephew Group 2003 Sharesave Plan (the “2003 UK Sharesave Plan”);

•	The Smith & Nephew Group 2003 International Sharesave Plan (the “2003 International Sharesave Plan”)

and will assume the Smith & Nephew Group 2003 US Share Plan (the “2003 US Plan”) and the Smith & Nephew Group 2003 US Employee Stock Purchase Plan (the “2003 ESPP”) previously adopted by Smith & Nephew.

Participation in each of the 2003 Unapproved Plan, the 2003 UK Approved Plan, the 2003 LTIP, and the 2003 US Plan (together referred to as the “New Executive Plans”) will be at the discretion of the remuneration committee of the Smith & Nephew Group Directors (the “Committee”) which will be responsible for overseeing the operation of the New Executive Plans and, as appropriate, setting corporate performance targets. Participation in the 2003 UK Sharesave Plan, the 2003 International Sharesave Plan and the 2003 ESPP (together referred to as the “New All-Employee Plans”) will be open to all eligible employees.

No options will be granted, or awards made, under any of the new Smith & Nephew Group Share Schemes unless the relevant Smith & Nephew Group Share Schemes have been approved by resolution of Smith & Nephew Ordinary Shareholders at the Extraordinary General Meeting.

In addition, and initially for the purposes of operating the 2003 LTIP, Smith & Nephew Group will establish an employees’ share trust.

Summaries of the principal terms of the Smith & Nephew Group Share Schemes, and of the new employees’ share trust are set out below:

6.1	The 2003 Unapproved Plan and the 2003 UK Approved Plan (the “UK Option Plans”)

Under the UK Option Plans, rights to acquire New Ordinary Shares may be granted to employees within the Combined Group. Options will normally be granted by the Smith & Nephew Group as rights to subscribe for new shares but may be granted as rights to acquire existing shares held in treasury or by an employees’ share trust. It is intended that, insofar as the initial market value of shares over which options are granted to a UK based employee is within the (currently) £30,000 statutory limit referred to below, such options will be granted under the 2003 UK Approved Plan. Options will otherwise be granted under the 2003 Unapproved Plan. Options are not transferable and are not pensionable benefits. Except as mentioned below, the UK Option Plans are similar in all material respects. Application has been made to the Inland Revenue for approval of the 2003 UK Approved Plan pursuant to Schedule 4 of the Income Tax (Earnings and Pensions) Act 2003.

(a)	Eligibility

Options to acquire New Ordinary Shares may be granted under the 2003 Unapproved Plan to selected employees (including executive directors) of members of the Combined Group. An option may not be granted to any employee who is within six months of his anticipated retirement.

(b)	Time of grant of options

Options may normally only be granted during the period of 42 days beginning with the effective date of the Scheme and, thereafter, within the period of 42 days beginning with the fourth dealing day after the announcement of the annual or half yearly results of Smith & Nephew Group. An option may also be granted to an employee within 28 days after he first takes up employment with a member of the Combined Group (a “New Joiner”). Options may be granted at other times if the Committee considers the circumstances to be exceptional. No option may be granted after 1 June 2013.

(c)	Exercise price

The price per New Ordinary Share payable upon the exercise of an option is determined by the Committee at the date of grant and shall be not less than the average of the middle market quotations for a New Ordinary Share on the London Stock Exchange on the three dealing days last preceding the date of grant.

(d)	Performance-linking

An option granted to an employee based in the UK or in another jurisdiction outside the US (other than a New Joiner) normally must be exercisable only if or to the extent that pre-set targets relating to the performance of Smith & Nephew Group over a minimum period of three financial years, beginning with that in which the option is granted, are met (a “Performance Option”). An option without a performance target may only be granted to an employee (other than a New Joiner) if the Committee is satisfied that such employee has met or exceeded a target level of individual performance over a period of not less than one year preceding the date of grant.

(e)	Individual limit on the grant of options

The maximum value of New Ordinary Shares over which options may be granted to an employee in any year under the 2003 Unapproved Plan and any of the other New Executive Plans shall be determined by the Committee.

(f)	Exercise of options

An option may normally be exercised only in respect of option shares which have become vested (“Vested Shares”). In the case of a Performance Option, shares will become vested only if or insofar as the performance target has been met or exceeded. In the case of all other options, shares will become vested in accordance with a vesting schedule determined by the Committee at the date of grant. An option may not in any event be exercised on or after the tenth anniversary of the date of grant.

If an optionholder ceases employment within the Combined Group by reason of injury, ill-health, disability, redundancy, normal retirement or the business or company in which he is engaged being sold outside of the Combined Group (a “Good Reason”), he may retain and exercise the option, within six months thereafter, in respect of Vested Shares. If it is a Performance Option, the optionholder may exercise the option within six months after receiving notice that the performance target has been met, but only in respect of a time-apportioned proportion (or such greater proportion as the Committee, having regard to the performance of the Combined Group, may in its discretion determine) of such of the option shares as may then become Vested Shares. If the optionholder has held employment within the Combined Group for 20 years, the 6 month period for exercise is extended to 12 months.

If an optionholder dies in service, his option may be exercised in full by his personal representatives within the period of 12 months after the date of death. If the optionholder dies after ceasing employment, his personal representatives may exercise his option within 12 months after the date of death but only in respect of Vested Shares or, if greater, to the extent that the option shares are deemed to have become Vested Shares at the date of death (or, if greater, such of the option shares as become Vested Shares before the date of such exercise). Option shares shall be deemed to become Vested Shares only to the extent that the Committee is of the opinion that the performance target is likely to be met.

(g)	Takeover

If Smith & Nephew Group is the subject of a successful takeover, an option may be exercised in respect of Vested Shares and a time-apportioned proportion of option shares which have not yet become Vested Shares and in respect of which the option has not then lapsed (or, insofar as the Committee is of the opinion that the performance target is likely to be met, such greater proportion of the option shares as the Committee may determine).

(h)	Demerger, reconstruction, winding-up

If there occurs a demerger, statutory reconstruction or voluntary winding-up, the Committee may make provision for the early exercise of options unless, in the event of a reconstruction, optionholders are invited to accept an exchange of options.

(i)	Variation of share capital

If there is a variation in the ordinary share capital of Smith & Nephew Group, the Committee may adjust the number of shares subject to any option and/or the exercise price provided that:

(i)	in the case of the 2003 UK Approved Plan, no such adjustment is made without the prior approval of the Inland Revenue; and

(ii)	except in the case of a subdivision, consolidation or capitalisation issue, any such adjustment is confirmed by the auditors of Smith & Nephew Group to be in their opinion fair and reasonable.

(j)	Amendment of the UK Option Plans

The Committee may amend the UK Option Plans in any respect but may not make any alteration or addition to the advantage of existing or new optionholders, to the provisions relating to eligibility, the overall and individual limits in the UK Option Plans, the basis for determining optionholders’ entitlements to shares, or the adjustment of such entitlements on a variation of share capital without the prior approval of shareholders in general meeting except for minor amendments to benefit the administration of the UK Option Plans, to take account of any change in legislation or to obtain or maintain favourable tax, exchange controls or regulatory treatment for optionholders or any member of the Combined Group. Any amendment to a key feature of the 2003 UK Approved Plan will not take effect until the Inland Revenue has confirmed that it will not affect the approved status of that plan.

(k)	Employer’s National Insurance contributions

Optionholders may be required to bear the cost of any secondary Class 1 National Insurance contributions payable on the exercise or release of an option.

(l)	The 2003 UK Approved Plan

There is a limit, of (currently) £30,000 on the initial market value of shares over which unexercised options may be held by an individual at any time under the 2003 UK Approved Plan. Options under that plan may only be granted to a director or any member of the Combined Group if he is required to work for not less than 25 hours per week (excluding meal breaks and normal holiday entitlements). An option granted under the 2003 UK Approved Plan and exercised within statutory time limits qualifies for relief from income tax.

6.2	The 2003 LTIP

The 2003 LTIP provides for conditional awards of New Ordinary Shares to be granted to selected senior executives within the Combined Group by the trustee of the new employees’ share trust (the “New Trust”) established by Smith & Nephew Group as mentioned at 6.8 below (the “Plan Trustee”). The 2003 LTIP effectively replicates the Smith & Nephew Long Term Incentive Plan originally introduced in 1997. Smith & Nephew Group intends to review the operation of the LTIP and in particular to take external advice as to the performance conditions appropriate to the LTIP awards in light of the Transaction, at the earliest available opportunity.

(a)	Eligibility

Awards under the 2003 LTIP may only be made to employees (including executive directors) of members of the Combined Group who are not within 6 months of retirement and who are required to devote substantially the whole of their working time to their employment.

(b)	Grant of awards

Awards may only be granted by the Plan Trustee upon the recommendation and, in the case of an award to a director of Smith & Nephew Group, with the consent of the Committee. Awards may only be made within 42 days after the effective date of the Scheme and, thereafter, within 42 days after the preliminary announcement of Smith & Nephew Group’s annual results. No award may be made on or after 1 June 2013. Awards are not transferable and are not pensionable benefits.

(c)	Performance targets

A participant normally becomes entitled to New Ordinary Shares under an award (if at all) only if or insofar as targets relating to the corporate performance of Smith & Nephew Group over a minimum of three financial years, and which are set by the Plan Trustee upon the recommendation and with the consent of the Committee when an award is made, are met. The performance targets may be amended if an event occurs which causes the Committee reasonably to consider that the targets as amended represent a fairer measure of performance than did the original targets or that the amended performance targets will act as a more effective incentive to participants.

(d)	Individual limits

The market value of shares over which an award may be made to a participant in any year must not be greater than the annual rate of basic salary (excluding any bonus, company pension contributions and benefits in kind) payable to such participant when the award is made.

(e)	Vesting of awards

If the performance targets have been attained and the participant remains employed by the Combined Group and is not under notice of termination, the Plan Trustee shall either:

(i)	transfer to the participant the number of New Ordinary Shares in respect of which the award becomes vested in consequence of the targets being met; or

(ii)	grant to the participant a nil-cost option, exercisable at any time up to 7 years thereafter, to acquire such shares (and any shares acquired by the Plan Trustee by re-investing dividends on the vested shares).

(f)	Award of loyalty shares

Upon each of the fifth and seventh anniversaries of the date of grant of the original award, and provided that the participant remains employed by the Combined Group and is not under notice of termination, the Plan Trustee may transfer to the participant not more than one additional New Ordinary Share for every five vested New Ordinary Shares (as adjusted to take into account any variation in the Smith & Nephew Group share capital) held by the participant throughout that period (including unexercised vested shares which are held under an option grant as mentioned at (e)(ii) above).

(g)	Cessation of employment

If a participant ceases employment prior to the vesting of his award by reason of death, disability, ill-health, injury, redundancy, retirement or the transfer out of the Combined Group of his employing company, then the Plan Trustee may, with the consent of the Committee, transfer to the participant a proportion of the shares which would have become vested corresponding to such proportion of the performance period over which the participant remained employed within the Combined Group.

(h)	Demerger, reconstruction, amalgamation, winding-up and change of control

If, prior to vesting, notice is given to Smith & Nephew Group shareholders of a resolution to approve the reconstruction, amalgamation, winding-up or demerger of Smith & Nephew Group or of any other member of the Combined Group then the Plan Trustee may, with the consent of the Committee, make such appropriate variations to the terms of an Award as the Plan Trustee may then determine. In the event of a takeover of Smith & Nephew Group the Plan Trustee shall transfer to a participant a time-apportioned proportion of the award shares or such greater proportion as the Plan Trustee (acting on the recommendation of the Committee) may determine.

(i)	Variation of share capital

In the event of a variation of the share capital of Smith & Nephew Group, the Plan Trustee may adjust the number of shares over which awards are held. The auditors must confirm in writing that any such adjustment (other than a capitalisation issue) is in their opinion fair and reasonable.

(j)	Amendment

The rules of the LTIP may be amended by the Plan Trustee with the prior written consent of the Committee provided that any such amendment which imposes any additional burden upon or adversely affects any member of the Combined Group may not be made without the prior written consent of Smith & Nephew Group. In addition, no amendment may be made to the advantage of participants to the provisions concerning eligibility, the final date that awards may be made under the LTIP, the individual limit, the vesting of shares, the award of loyalty shares, demerger, reconstruction, winding-up, change of control, the variation of share capital, subscription for shares and the amendment provisions, without the approval of shareholders in general meeting, except for minor amendments to benefit the administration of the LTIP or to take account of any change in legalisation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants and participating companies.

6.3	The 2003 US Plan

The 2003 US Plan will be established by resolution of the Smith & Nephew Directors, subject to the approval of Smith & Nephew Ordinary Shareholders and will be assumed by Smith & Nephew Group (by resolution of the Smith & Nephew Group Directors) with effect from the Scheme Effective Date.

(a)	Eligibility

The Committee may, at its discretion, grant awards to any employee or full time director (excluding temporary employees) of the Combined Group.

(b)	Grant of awards

Awards made under the 2003 US Plan may consist of options, share appreciation rights, performance shares or restricted shares, in each case granted over New Ordinary Shares or Smith & Nephew Group ADSs.

(c)	Terms of awards

Each award is granted by means of an award agreement executed as a deed by both Smith & Nephew Group and the participant. The award agreement must specify the type of award, the number of shares the subject of the award together with such other terms and conditions applicable to the award, including any performance targets, as determined by the Committee in its discretion. The award agreement must also specify the term of the award, which may not be longer than ten years after the date of grant. Participants are not required to pay for the grant of the award. Awards are not transferable except on death.

(d)	Plan limits

The maximum aggregate number of New Ordinary Shares over which awards may be made under the 2003 US Plan may not exceed 15 per cent. of the issued ordinary share capital of Smith & Nephew Group from time to time.

The maximum number of New Ordinary Shares that can be awarded under the 2003 US Plan pursuant to all Incentive Stock Options (“ISOs”) within the meaning of section 422 of the US Tax Code is 45 million New Ordinary Shares. The maximum number of New Ordinary Shares that can be subject to all awards granted under the 2003 US Plan to an individual in any calendar year is 300,000 New Ordinary Shares. These numbers may be adjusted where there is a variation in the share capital of Smith & Nephew Group.

(e)	Vesting and lapse of awards

Awards vest subject to the terms and or the achievement of such conditions (if any) as may be set out in the award agreement. Awards lapse on cessation of employment of the participant except as otherwise determined by the Committee in its sole discretion and set forth in the award agreement.

(f)	Options

Options may be granted as either ISOs, within the meaning of section 422 of the US Tax Code, or non-qualified options. The Committee may specify performance targets that must be satisfied prior to the determination of the number of shares comprising an option and the exercise price may not be less than 100 per cent. of the fair market value of a share at the date of grant.

ISOs may only be granted to eligible employees who are citizens or residents of the United States for federal income tax purposes. The aggregate fair market value of shares comprising ISOs, as determined at the date of grant, which first become capable of being purchased in any calendar year must not exceed $100,000 (or such other limit imposed by US Tax Code). Any ISOs granted to an individual in excess of this limit are treated as non-qualified options.

(g)	Share appreciation rights (“SARs”)

An award of an SAR entitles the participant on exercise to receive all or a portion of the difference between the fair market value of the shares comprising the SAR at its date of grant and the fair market value of the shares comprising the SAR at its date of exercise. Payment of the difference may be made in the form of cash, shares or a combination as determined by the Committee and set out in the award agreement. An SAR may be granted in connection with or independently of an option.

(h)	Performance shares

The Committee determines and must set out in the award agreement, the number of performance shares comprised in an award and the performance targets applicable to the vesting of the award. Following the conclusion of the performance period the Committee must determine the extent to which performance targets have been attained. On vesting, payment may be made in the form of shares or a combination of cash and shares as determined by the Committee provided always that at least 25 per cent. of the award is paid in the form of shares.

In respect of participants whose remuneration could subject Smith & Nephew Group to certain limits on the amount it can deduct for income tax purposes under the US Tax Code, the performance targets must be established by the Committee during the first quarter of the applicable performance period, and must consist of one or any combination of two or more of revenue, revenue per employee, earnings before income tax (profit before taxes), earnings before interest and income tax, net earnings (profit after tax), earnings per employee, tangible, controllable or total asset turnover, earnings per share, operating income, total shareholder return, market share, return on equity, before or after tax return on net assets, distribution expense, inventory turnover or economic value added. Any such targets may relate to any one or more of corporate, Combined Group, unit, division or individual performance.

(i)	Restricted shares

The Committee determines the number of restricted shares that comprise a restricted share award. Restricted shares must be registered in the name of the participant and held in escrow until the restrictions lapse. The Committee may determine the employment condition, performance targets and other conditions relating to the vesting of the award. During the restricted period and unless otherwise determined by the Committee, the participant shall have all voting and dividend rights attaching to the restricted shares.

(j)	Variation of share capital

In the event of a variation in the ordinary share capital of Smith & Nephew Group, the Committee may make appropriate adjustments to the number and class of shares available for future awards, the number and class of shares comprising an award and, in respect of an option or SAR, the exercise price payable and, in respect of a performance award the performance targets attaching to that award and the maximum number of shares that can be awarded to any individual in any calendar year. In certain circumstances, confirmation by the auditors that any such adjustment is fair and reasonable is also required.

(k)	Demerger, reconstruction, winding up and change of control

In the event of a demerger or a statutory reconstruction or if notice is given to shareholders of a resolution for the voluntary winding up of Smith & Nephew Group, all awards may be exercised or vest early with the consent of the Committee for a limited period, following which the awards will lapse or be replaced with awards over shares of the successor corporation. In the event of a change of control of Smith & Nephew Group, a participant shall be entitled to exercise his options in full for a limited period, all restricted shares shall vest fully and all performance targets shall be deemed satisfied at the maximum level.

(l)	Rights attaching to shares

A participant has no rights as a shareholder with respect to any securities covered by an award until the date the participant becomes the holder of record.

(m)	Taxes

If any Federal, state, local or other taxes are required to be withheld or paid in connection with any award under the 2003 US Plan, then the participant or other person who is subject to such obligations must make arrangements satisfactory to Smith & Nephew Group to meet such obligations. Smith & Nephew Group is not required to issue or deliver any shares or make any cash payment under the 2003 US Plan until such obligations are satisfied.

(n)	Administration and amendment

The 2003 US Plan is administered by the Smith & Nephew Group Directors and overseen by the Committee. The Committee may amend or terminate the 2003 US Plan at any time provided that no alteration is made to the advantage of eligible employees to the provisions governing eligibility to participate, the overall and individual limits on the grant of awards, the rules on adjustments of awards without the prior approval of shareholders except to the extent required to make minor amendments to benefit the administration of the 2003 US Plan, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participation or for any member of the Smith & Nephew Group.

In order to meet the objectives of the 2003 US Plan, the Committee may adopt such modification, procedures and sub-plans as may be necessary or desirable to comply with the laws of any other countries in which eligible employees live or work.

156

6.4	The 2003 UK Sharesave Plan

Application has been made to the Inland Revenue for approval of the 2003 UK Sharesave Plan under Schedule 3 to the Income Tax (Earnings and Pensions) Act 2003. Options are not transferable and are not pensionable benefits.

(a)	Eligibility

All employees (including full time directors) of the Company and any participating members of the Combined Group who pay tax under Case 1 of Schedule E and who have been continuously employed by one or more participating companies during the three months preceding the date of grant (or such other requisite minimum period of continuous employment as determined by the Smith & Nephew Group Board or an authorised committee thereof but not exceeding five years) are eligible to participate. The Smith & Nephew Group Directors have discretion to include other employees.

(b)	Grant of options

Invitations to apply for options may be issued within the period of 42 days beginning with the effective date of the Scheme and, thereafter, the period of 42 days beginning with the fourth dealing day following the announcement of the annual or half yearly results of Smith & Nephew Group or at any other time if the Smith & Nephew Group Directors are of the opinion that the circumstances are exceptional. No invitation may be issued after 1 June 2013.

Options to acquire shares by way of purchase and subscription may be granted within 30 days of the first date by reference to which the exercise price is determined, unless scaling down is necessary, when options may be granted within 42 days of such date.

The number of New Ordinary Shares subject to an option is determined by the level of contribution to the savings contract and may subsequently be adjusted during the life of the option as a result of a variation in the share capital of Smith & Nephew Group.

(c)	Monthly savings

Any employee who applies for an option (the “Optionholder”) must enter into an Inland Revenue approved “Save-as-you-earn” contract (the “Savings Contract”) with a savings body such as a bank or building society and agree to make monthly savings contributions of a fixed amount of not less than (currently) £5 or more than £250 for a period of 3, 5 or 7 years. Upon expiry of the Savings Contract, the Optionholder will be entitled to receive a tax-free bonus in addition to repayment of his savings contributions. The Optionholder may elect to apply the proceeds of his Savings Contract to exercise the option and acquire shares. Alternatively, he may choose to withdraw the proceeds of his Savings Contract for his own use.

(d)	Exercise price

The price per share at which shares may be acquired upon the exercise of an option will be determined by the Smith & Nephew Group Directors but shall be not less than 80 per cent. of the average of the middle market quotations for a New Ordinary Share on the London Stock Exchange on the three dealing days last preceding the date of grant or, in the case of options to subscribe for shares, the nominal value of a New Ordinary Share.

(e)	Exercise of options

In normal circumstances, options may be exercised during the period of six months commencing on the maturity of the relevant savings contract. Options that are not exercised within this six month period will lapse.

Earlier exercise is permitted following death or cessation of employment by reason of injury, disability, redundancy, retirement or following the transfer out of the Combined Group of the employing company or business to which the participant’s employment relates. If an option is exercised early in one these circumstances, the participant may only use the proceeds of his savings contract at that time to exercise the option. Early exercise rights may also arise on a reconstruction, winding-up or takeover of Smith & Nephew Group (subject to any agreement that options over shares in Smith & Nephew Group may be exchanged for equivalent options over shares in the acquiring company following a take-over).

(f)	Variation of share capital

If there is a variation in the ordinary share capital of the Smith & Nephew Group, the grantor may adjust the number of shares subject to any option and the price payable upon exercise. However, no such adjustment may take effect without the prior approval of the Inland Revenue. Except in the case of a capitalisation issue, subdivision or consolidation of share capital, it is also necessary to obtain confirmation from the auditors that any such adjustment is in their opinion, fair and reasonable.

(g)	Amendment

The rules of the 2003 UK Sharesave Scheme may be amended by the Smith & Nephew Group Directors in any respect provided that no amendment to a key feature shall take effect until approved by the Inland Revenue and no amendment shall be made to the advantage of participants to the provisions concerning eligibility, overall limits, individual limits on participation, to the basis for determining a participant’s entitlement to acquire shares and the adjustment of such rights in the event of a variation in share capital, without the approval of shareholders in general meeting, except for minor amendments to benefit the administration of the 2003 UK Sharesave Plan or to take account of any change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or any participating company.

6.5	The 2003 International Sharesave Plan

The rules of the 2003 International Sharesave Plan, which is not approved by the Inland Revenue, conform substantially to those of the 2003 UK Sharesave Plan. The following summary highlights only those provisions of the 2003 International Sharesave Plan which differ materially from the equivalent provisions of the 2003 UK Sharesave Plan.

(a)	Eligibility

All employees of Smith & Nephew Group, and any participating members of the Combined Group, who have the requisite minimum period of continuous employment (as determined by the Smith & Nephew Group Board) or who are nominated by the Smith & Nephew Group Board are eligible to participate.

(b)	Savings contracts

Participants may apply for three year or five year options only. All contributions to the designated savings institution must be made in the local currency of the relevant jurisdiction. No tax free bonus is payable upon the maturity of the three year or five year savings contract. Instead, participants receive interest accrued during the savings period.

(c)	Exercise, lapse and exchange of options

On the exercise of an option, a participant must provide the exercise monies in sterling. If there is a shortfall between the participant’s savings and the sterling exercise monies required due to the exchange rate prevailing at that time, the participant is permitted to make up any shortfall from other sources. If the participant’s savings exceed the required exercise monies, the number of shares over which an option may be exercised cannot be increased.

Early exercise is permitted in like circumstances as in the 2003 UK Sharesave Plan and, in addition, options may be exercised if there is a demerger of any member of the Combined Group. The number of shares which may be acquired on the early exercise of an option is determined by the application of a time apportionment formula (and not by reference to the level of savings as under the 2003 UK Sharesave Plan).

(d)	Amendment

As for the 2003 UK Sharesave Plan, the Smith & Nephew Group Directors may make minor amendments to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for any member of the Combined Group in any jurisdiction.

Pursuant to this power, the Smith & Nephew Group Directors intends to adopt scheme rules in France, Italy, Belgium and the Netherlands. These jurisdiction specific rules are substantially similar to the 2003 International Sharesave Plan and differ materially only in the following respects:

(i)	France

French participants shall be invited to apply for 4 year options only. The exercise price of an option granted to a participant in France may not be less than the higher of 95 per cent. of the quoted closing price of New Ordinary Shares for the 20 dealing days immediately preceding the date of grant or, in the case of an option to subscribe for New Ordinary Shares, the nominal value of such a share. Early exercise as a result of a change of control of the employing company or business to which the participant’s employment relates is at the discretion of the Smith & Nephew Group Directors.

(ii)	Italy

The exercise price of an option granted to a participant in Italy must not be less than the average quoted closing price of a New Ordinary Share for the period commencing one month prior to the date of grant.

(iii)	Belgium

Belgian participants shall be invited to apply for 3 year options only. The exercise price of an option granted to a participant in Belgium may not be less than the higher of the average value of a New Ordinary Share for the 30 dealing days immediately preceding the invitation date (or alternatively, the closing price of a New Ordinary Share on the dealing day immediately preceding the invitation date) or, in the case of an option to subscribe for New Ordinary Shares, the nominal value of such a share. Options may be exercised during the period of 6 months commencing on 1 January in the year that falls immediately after three full calendar years following the calendar year in which the option was granted. Unless otherwise expressly permitted in writing by the Smith & Nephew Group Directors, options may only be exercised early in the case of death or a demerger, take-over, reconstruction or a winding up of Smith & Nephew Group.

6.6	The “2003 ESPP”

The 2003 ESPP will be established by resolution of the Smith & Nephew Directors, subject to the approval of Smith & Nephew Ordinary Shareholders, and will be assumed by Smith & Nephew Group (by resolution of the Smith & Nephew Group Directors) with effect from the Scheme Effective Date.

(a)	General

Each employee of a United States subsidiary of Smith & Nephew Group (other than a subsidiary which is excluded from participation in the 2003 ESPP) who has completed three months’ continuous service, and is not disqualified by the provisions of section 423 of the US Tax Code, may participate in the 2003 ESPP by authorising his or her employer to make deductions from payments of after-tax salary over successive periods of three months. The monies so deducted are held by the participant’s employer and, at the end of each such period, are applied to purchase Smith & Nephew Group ADSs, each one representing 10 New Ordinary Shares and evidenced by Smith & Nephew Group ADRs. Smith & Nephew Group ADSs so acquired may not normally be sold or otherwise disposed of (except on the participant’s death) for a period of one year or such shorter period as the US Pension & Benefits Executive Committee (the “US Committee”) may determine. Rights to acquire Smith & Nephew Group ADSs under the 2003 ESPP are personal to a participant and are not transferable except on the participant’s death.

(b)	Exercise price

All shares purchased through the 2003 ESPP are purchased in the market. The 2003 ESPP is administered by the Bank of New York which holds the shares acquired on behalf of participants. The US Committee will have responsibility for the 2003 ESPP in the US. The price payable for a Smith & Nephew Group ADS is the lesser of: (i) 85 per cent. of the market value of a Smith & Nephew Group ADS on the first day of the three month savings period and (ii) 85 per cent. of the market value of a Smith & Nephew Group ADS on the date of purchase.

(c)	Individual limit

There is a limit of $25,000 on the maximum value of Smith & Nephew Group ADSs (valued on the first day of each three month savings period) which may be purchased by any participant under the

2003 ESPP in a calendar year and an overall limit of 100 million New Ordinary Shares in respect of which Smith & Nephew Group ADSs may be purchased under the 2003 ESPP.

(d)	Variation of share capital

The US Committee will make appropriate adjustments to the number and class of securities which may be acquired by a participant and to the purchase price payable in the event of changes to the capital structure of Smith & Nephew Group.

(e)	Amendments of the ESPP

The Smith & Nephew Group Directors may amend the 2003 ESPP in any respect but will not make any amendment:

(i)	so as to increase the overall number of shares which may be purchased under the 2003 ESPP;

(ii)	to designate an employee other than any member of the Combined Group as eligible to participate in the 2003 ESPP; or

(iii)	to the advantage of participants to the provisions relating to eligibility, the individual limits mentioned above, the basis on which Smith & Nephew Group ADSs may be acquired and the adjustment of rights upon a change in capital structure without the prior approval of shareholders of Smith & Nephew Group in general meeting except for minor amendments to benefit the administration of the 2003 ESPP, to take account of a change in legislation or to obtain or maintain favourable tax or regulatory treatment for participants or any members of the Combined Group.

6.7	Overall limit on the issue of New Ordinary Shares under the Smith & Nephew Group Share Schemes

The number of New Ordinary Shares which may be issued and in respect of which rights to subscribe for New Ordinary Shares may be granted under any of the Smith & Nephew Group Share Schemes, and any other employees’ share scheme, when added to any such shares as are mentioned below, must not, in any rolling period of 10 years, exceed 10 per cent. of the ordinary share capital of Smith & Nephew Group in issue from time to time.

The number of New Ordinary Shares which may be issued and in respect of which rights to subscribe for New Ordinary Shares may be granted under any of the New Executive Plans and any other discretionary executive share incentive scheme, when added to any such shares as are mentioned below, must not, in any rolling period of 10 years exceed 5 per cent. of the ordinary share capital of Smith & Nephew Group in issue from time to time.

In applying such limits, the following shares will also be counted:

(i)	any New Ordinary Shares which may be issued upon the exercise of rights granted (and which, if not exercised, do not cease to be exercisable) in exchange for the release of rights to acquire shares in Smith & Nephew granted pursuant to any of the Smith & Nephew Share Schemes; and

(ii)	any New Ordinary Shares in respect of which subscription options are deemed to have been granted (and which, if not exercised, have not ceased to be exercisable) and were not, in consequence of the Scheme, released in consideration of the grant of corresponding rights to subscribe for New Ordinary Shares as mentioned in (i) above.

For the purposes of (ii) above, rights to subscribe for shares in Smith & Nephew granted before 1 June 2003 pursuant to any Smith & Nephew Share Scheme shall be deemed to be, and be counted as, rights to subscribe for a corresponding number of New Ordinary Shares.

6.8	The Smith & Nephew Group Employee Share Trust

The New Trust is to be established by a trust deed executed by (i) the Company and (ii) Mourant & Co. Trustees Limited, an independent trustee services company based in Jersey (“the Employee Share Trustee”).

The general function of the New Trust is to facilitate the holding of Smith & Nephew Ordinary Shares by and for the benefit of existing and new employees of members of the Combined Group which become participating companies. The New Trust will, in particular, be used in conjunction with the 2003 LTIP (as described at paragraph 6.2 above).

160

The following is a summary of the principal provisions of the trust deed establishing the New Trust:

(a)	Employee Share Trustee

Smith & Nephew Group has the power to remove and replace the Employee Share Trustee. Smith & Nephew Group indemnifies the Employee Share Trustee against any loss arising in relation to the operation of the New Trust save for any loss occasioned by the fraud, wilful default or negligence of the Employee Share Trustee.

(b)	Beneficiaries

The class of beneficiaries comprises employees of Smith & Nephew Group and of any subsidiary of Smith & Nephew Group which has been nominated by the Smith & Nephew Group and has executed a deed of participation and the former employees and dependants of such employees or former employees. At the end of the trust period, any trust assets not distributed to such beneficiaries may be transferred to a charity.

(c)	Dividend on Trust Shares

Except insofar as Smith & Nephew Group might otherwise direct, dividends on shares held by the Employee Share Trustee (and which are not beneficially owned by a beneficiary) are waived in respect of all but a nominal amount.

(d)	Voting

The Employee Share Trustee shall refrain from exercising any voting rights which may attach to New Ordinary Shares held in the New Trust save that if the beneficial interest in any share has been vested in a beneficiary, the Employee Share Trustee shall seek to comply with any direction from such beneficiary as to the exercise of any voting rights attaching to such share.

(e)	Limit on New Ordinary Shares held in the New Trust

There is a limit of 5 per cent. of the ordinary issued share capital of Smith & Nephew Group on the New Ordinary Shares which may be held by the Employee Share Trustee (excluding shares in respect of which a beneficial interest has been transferred to a beneficiary).

(f)	Amendments

The provisions of the New Trust deed may be varied or amended by Smith & Nephew Group so as to bind the Employee Share Trustee. Smith & Nephew Group is prohibited from amending the provisions of the New Trust deed in certain circumstances including where the amendment would have the effect of causing the New Trust to cease to be either an employees’ share scheme for the purposes of Section 743 of the Companies Act 1985 or an employee trust for the purposes of Section 86 of the Inheritance Tax Act 1984.

The above summaries do not form part of the rules of the Smith & Nephew Group Share Schemes and should not be taken as affecting the interpretation of their detailed terms and conditions. The Smith & Nephew Group Directors reserve the right up until the time of the Extraordinary General Meeting to make such amendments and additions to any of the rules as may be necessary to take account of comments of the UK Listing Authority or, in the case of the 2003 UK Approved Plan and the 2003 UK Sharesave Plan, the Inland Revenue and otherwise provided that such amendments do not conflict in any material respect with the above summaries.

6.9	The Smith & Nephew Share Schemes

Options and awards remain outstanding under each of the following employee share schemes established by Smith & Nephew:

•	The Smith & Nephew 1985 Share Option Scheme (the “1985 Approved Scheme”)

•	The Smith & Nephew 1990 International Executive Share Option Scheme (the “1990 Unapproved Scheme”)

•	The Smith & Nephew Employee Share Option Scheme (the “Old Sharesave Scheme”)

•	The Smith & Nephew 1991 Overseas Share Option Plan (the “1991 International Sharesave Plan”)

•	The Smith & Nephew Long Term Share Incentive Plan (“1997 LTIP”)

•	The Smith & Nephew US Employee Stock Purchase Plan (the “2001 ESPP”)

•	The Smith & Nephew 2001 UK Approved Share Option Plan (the “2001 Approved Plan”)

•	The Smith & Nephew 2001 UK Unapproved Share Option Plan (the “2001 Unapproved Plan”)

•	The Smith & Nephew 2001 US Share Plan (the “2001 US Plan”)

•	The Smith & Nephew Sharesave Plan (2002) (the “2002 UK Sharesave Plan”)

•	The Smith & Nephew International Sharesave Plan (2002) (the “2002 International Sharesave Plan”)

•	The Smith & Nephew Belgian Sharesave Plan (2002) (the “Belgian Plan”)

•	The Smith & Nephew Dutch Sharesave Plan (2002) (the “Dutch Plan”)

•	The Smith & Nephew French Sharesave Plan (2002) (the “French Plan”)

•	The Smith & Nephew Italian Sharesave Plan (2002) (the “Italian Plan”)

Details of the options and awards outstanding under these plans are set out at paragraph 3.8 of this Part X.

In addition, Smith & Nephew has established a discretionary employee share trust which is resident for UK tax purposes in Jersey (“the Existing Share Trust”) and a qualifying employee share ownership trust as mentioned in section 67 and Schedule 5 to the Finance Act 1989 (“the QUEST”).

No further options or awards will be granted or made under any of the Smith & Nephew Share Schemes except that options under the 2001 Unapproved Plan may, subject to the approval of the Committee, be granted in accordance with normal practice after the date of this document and before the Scheme becomes effective. The Committee has amended the rules of the 2001 Unapproved Plan so that, if the Scheme becomes effective and the holder of any such option fails to accept an invitation to exchange his option for corresponding rights to acquire New Ordinary Shares, such option will lapse.

Summaries of the principal terms of each of the Smith & Nephew Share Schemes and the existing employee share trusts are set out below:

6.10	The 1985 Approved Scheme

The 1985 Approved Scheme is a discretionary executive share option scheme, approved by the Inland Revenue under the equivalent of Schedule 4 to the Income Tax (Earnings & Pensions) Act 2003, under which non-transferable options to acquire Smith & Nephew Ordinary Shares have been granted to selected senior executives. No consideration was payable for the grant of an option. There is a limit of £30,000 on the aggregate initial market value of shares over which options may be held by any individual under the 1985 Approved Scheme, the 2001 Approved Plan and any other Inland Revenue approved discretionary share option scheme. Options may normally be exercised only between 3 and 10 years after the date of grant or within 6 months (or 18 months if the directors permit) of leaving employment with Smith & Nephew and its subsidiaries by reason of injury, disability, redundancy, retirement or the business or subsidiary or joint venture in which the optionholder is employed being sold outside the Smith & Nephew group of companies. Options may be exercised in full within 6 months after the Court sanctions the Scheme and if not then exercised will lapse. The price per share payable upon exercise of an option is the market value of a Smith & Nephew Ordinary Share at the time of grant. Alternatively, an optionholder may release his option in exchange for equivalent rights to acquire shares in Smith & Nephew Group. The exercise of options granted since 1997 has been linked to the attainment of corporate performance targets. All outstanding options have vested in consequence of performance targets having been met.

6.11	The 1990 Unapproved Scheme

The 1990 Unapproved Scheme is a discretionary share option scheme under which non-transferable options to acquire Smith & Nephew Ordinary Shares have been granted to selected senior executives. No consideration was payable for the grant of an option. Such options are normally exercisable between 3 and 10 years after the date of grant. The price per share payable upon the exercise of an option is the market value of a Smith & Nephew Ordinary Share at the time of grant. Options may be exercised early in the same

162

circumstances as provided in the 1985 Approved Scheme. The exercise of options granted since 1997 has been linked to the attainment of corporate performance targets. All outstanding options have vested in consequence of performance targets having been met.

6.12	The Old Sharesave Scheme

The Old Sharesave Scheme is a savings-related share option scheme approved by the Inland Revenue under provisions equivalent to Schedule 3 to the Income Tax (Earnings & Pensions) Act 2003. Participation is open to all eligible employees and options are normally exercisable within a period of 6 months following the date when a bonus is payable under the terms of the related monthly savings contract upon the 3rd, 5th of 7th anniversary of the first contribution being made under the savings contract. The number of shares in respect of which an option is granted depends upon the level of monthly contributions which varies between £5 and £250. The price per share payable upon the exercise of an option is 80 per cent. of the market value of a Smith & Nephew Ordinary Share at the time of grant. Options may be exercised within 6 months after the Court sanctions the Scheme, to the extent of the proceeds of the savings contract and any bonus or interest, and if not then exercised will lapse. Alternatively, optionholders may release their options in exchange for corresponding rights to acquire New Ordinary Shares. No options have been granted under the Old Sharesave Scheme following the establishment of the 2002 UK Sharesave Plan.

6.13	The 1991 International Sharesave Plan

The 1991 International Sharesave Plan, which is not approved by the Inland Revenue, provides for the grant of savings-related share options to eligible employees based outside the UK. The 1991 International Sharesave Plan is, in all material respects, substantially similar to the Old Sharesave Plan. No options have been granted under the 1991 International Sharesave Plan following the establishment of the 2002 International Sharesave Plan.

6.14	The 1997 LTIP

The 1997 LTIP provides for the grant of conditional awards of Smith & Nephew Ordinary Shares to selected senior executives within the Smith & Nephew group of companies by the trustee of the Existing Share Trust (the “LTIP Trustee”). The initial market value of shares over which such an award made be made to a participant in any year is limited to the annual rate of basic salary payable to him when the award is made.

A participant normally becomes entitled to Smith & Nephew Ordinary Shares (if at all) only if or in so far as targets set by the Committee relating to the corporate performance of Smith & Nephew over 3 financial years beginning with that in which the award is made, are met. In so far as such targets are met, and if the participant remains employed within the Smith & Nephew group of companies, the LTIP Trustee may either (i) transfer to the participant for no consideration the number of Smith & Nephew Ordinary Shares in respect of which the award becomes vested or (ii) grant to the participant a nil-cost option, exercisable at any time up to 7 years thereafter, to acquire such shares (and any shares acquired by the LTIP Trustee by re-investing dividends on the vested shares).

The targets set in relation to outstanding awards are described at paragraph 7.5(d) of this Part X.

Upon each of the fifth and seventh anniversaries of the date of grant of the original award, and provided that the participant remains employed within the Smith & Nephew group of companies and is not under notice of termination, the LTIP Trustee may transfer to the participant not more than one additional Smith & Nephew Ordinary Share for every five vested Smith & Nephew Ordinary Shares held by the participant throughout that period (including unexercised vested shares over which a nil-cost option has been granted).

If a participant ceases employment prior to the vesting of his award by reason of death, disability, ill-health, injury, redundancy, retirement or the business or subsidiary in which the optionholder is employed being sold outside the Smith & Nephew group of companies, then the LTIP Trustee may, with the consent of the Committee, transfer to the participant a proportion of the shares which would have become vested corresponding to such proportion of the performance period over which the participant remained employed within the Combined Group.

The LTIP Trustee, acting on the recommendation of the LTIP Committee, has agreed to amend the rules of the 1997 LTIP so as to avoid outstanding awards which have not yet vested from becoming vested early in respect of a proportion of the award shares and to provide that the participant’s entitlement to shares (if any) which vest in consequence of the performance target being met, will be satisfied by the transfer of, or the award of a nil cost option over, an equal number of Smith & Nephew Ordinary Shares.

6.15	The 2001 ESPP

The 2001 ESPP was established by resolution of the Smith & Nephew Directors, and was approved by the Smith & Nephew Ordinary Shareholders, with effect from 1 July 2000.

Each employee of Smith & Nephew, Inc. and any of its participating subsidiaries who has completed three months’ continuous service, and is not disqualified by the provisions of section 423 of the US Tax Code, may participate in the 2001 ESPP by authorising his or her employer to make deductions from payments of after-tax salary over successive periods of three months. The monies so deducted are held by the participant’s employer and, at the end of each such period, are applied to purchase Smith & Nephew ADSs, each one representing 10 Smith & Nephew Ordinary Shares and evidenced by Smith & Nephew ADRs. Smith & Nephew ADSs so acquired may not normally be sold or otherwise disposed of (except on the participant’s death) for a period of one year or such shorter period as the US Committee may determine. Rights to acquire Smith & Nephew ADSs under the 2001 ESPP are: (i) personal to a participant and are not transferable except on the participant’s death.

All shares purchased through the 2001 ESPP are purchased in the market. The 2001 ESPP is administered by the Bank of New York which holds the shares acquired on behalf of participants. The US Committee has responsibility for the 2001 ESPP in the US. The price payable for a Smith & Nephew ADS is the lesser of: (i) 85 per cent. of the market value of a Smith & Nephew ADS on the first day of the three month savings period and (ii) 85 per cent. of the market value of a Smith & Nephew ADS on the date of purchase.

There is a limit, of $25,000, on the maximum value of the Smith & Nephew ADSs (valued on the first day of each three month savings period) which may be purchased by any participant under the 2001 ESPP in a calendar year and an overall limit of 15 million Smith & Nephew Ordinary Shares in respect of which Smith & Nephew ADSs may be purchased under the 2001 ESPP.

6.16	The 2001 Approved Plan and 2001 Unapproved Plan

The 2001 Approved Plan and 2001 Unapproved Plan are, except as described below, in all material respects substantially similar to the proposed new 2003 UK Approved Plan and the 2003 Unapproved Plan respectively described at paragraph 6.1 of this Part X save that references to Smith & Nephew Group, Smith & Nephew Ordinary Shares and the Combined Group shall be construed as references Smith & Nephew, Ordinary Smith & Nephew Shares and the Smith & Nephew Group, respectively.

If any optionholder ceases to hold employment within the Smith & Nephew group of companies by reason of injury, ill-health, redundancy, retirement or by reason of the business or subsidiary in which he is employed being sold outside the Smith & Nephew group of companies, his option may then be exercised within 6 months thereafter in respect of vested shares and a time-apportioned proportion of such shares as the Committee deems to have vested or such greater number as the Committee may allow. If an option holder leaves for any other reason his option shall lapse unless except insofar as the Committee otherwise determines. If any optionholder dies after ceasing employment his option may be exercised, within 12 months thereafter in respect of such of the option shares in respect of which it could have been exercised immediately before his death. Upon a takeover an option may be exercised in respect of a time-apportioned proportion of the option shares or, if justified by the performance of the company, such greater proportion of the option shares as the Committee may determine.

The performance targets set in relation to outstanding share options granted since 2001 are described at paragraph 7.6 of this Part X.

6.17	The 2001 US Plan

The 2001 US Plan was adopted by the Smith & Nephew Board and approved by the Smith & Nephew Ordinary Shareholders, with effect from 4 April 2001.

The Committee may, at its discretion, grant awards to any employee or full time director (excluding temporary employees) of Smith & Nephew and its subsidiaries.

Awards made under the 2001 US Plan may consist of options, share appreciation rights, performance shares or restricted shares, in each case over Smith & Nephew Ordinary Shares or Smith & Nephew ADSs (“Shares”).

Awards vest subject to the terms and the achievement of such conditions (if any) as are set out in the award agreement. Awards lapse if the awardholder leaves employment within the Smith & Nephew group of companies except as otherwise determined by the Committee in its sole discretion and set forth in the award agreement.

Options may be granted as either ISOs within the meaning of the US Tax Code or non-qualified options. The Committee may specify performance targets that must be satisfied prior to the determination of the number of shares of Smith & Nephew comprising an option and the exercise price may not be less than 100 per cent. of the fair market value of a share at the date of grant.

The Committee determines the number of performance shares comprised in an award and the performance targets applicable to the vesting of the award. On vesting, payment may be made in the form of shares or a combination of cash and shares as determined by the Committee, provided always that at least 25 per cent. of the award is paid in the form of shares.

The Committee determines the number of restricted shares that comprise a restricted shares award. Restricted shares must be registered in the name of the participant and held in escrow until the restrictions lapse. The Committee may determine the employment condition, performance targets and other conditions relating to the vesting of the award. During the restricted period and unless otherwise determined by the Committee, the participant shall have all voting and dividend rights attaching to the restricted shares.

In the event of a statutory reconstruction, all awards may be exercised or vest early with the consent of the Committee for a limited period, following which the awards will lapse.

6.18	The 2002 UK Sharesave Plan and the 2002 International Sharesave Plan

The 2002 UK Sharesave Plan and the 2002 International Sharesave Plan are, in all material respects substantially similar to the proposed new 2003 UK Sharesave Plan and 2003 International Sharesave Plan described at paragraphs 6.4 and 6.5 above save that references to Smith & Nephew Group, Smith & Nephew Ordinary Shares and the Combined Group shall be construed to references Smith & Nephew, Smith & Nephew Shares and the Smith & Nephew Group respectively. The exercise of options granted under the 2002 UK Sharesave Plan may be satisfied by the sale of shares out of the QUEST.

6.19	The Belgian Plan, the Dutch Plan, the French Plan and the Italian Plan

The Belgian Plan, the Dutch Plan, the French Plan and the Italian Plan are, except as described below, in all material respects substantially similar to the proposed new 2003 International Sharesave Plan described at paragraph 6.5 above save that references to Smith & Nephew Group, Smith & Nephew Ordinary Shares and the Combined Group shall be construed to references Smith & Nephew, Smith & Nephew Shares and the Smith & Nephew group of companies respectively.

French participants have 4 year options only. The exercise price of an option granted to a participant in France is 95 per cent. of the quoted closing price of a Smith & Nephew Ordinary Shares for the 20 dealing days immediately preceding the date of grant.

The exercise price of an option granted to a participant in Italy is not less than the average quoted closing price of a Smith & Nephew Ordinary Share for the period commencing one month prior to the date of grant.

Belgian participants have 3 year options only. The exercise price is the average value of a Smith & Nephew Ordinary Share for the 30 dealing days immediately preceding the invitation date or the closing price of the share on the dealing day immediately preceding the invitation date. Options may normally be exercised only during the period of 6 months commencing on 1 January in the year that falls immediately after 3 full calendar years following that in which the option was granted.

6.20	The Existing Share Trust (the “Existing Trust”)

The Existing Trust was established in 1997 by the execution of a trust deed executed by (i) Smith & Nephew plc and (ii) Mourant & Co. Trustees Limited, an independent trustee services company based in

Jersey and is, in all material respects, similar to the proposed Smith & Nephew Group Employee Share Trust described at paragraph 6.8 above (read as if references to Smith & Nephew Group were references to Smith & Nephew).

6.21	The QUEST

The QUEST was established on 31 October 2001 and was used in conjunction with the Old Sharesave Scheme and the 2002 UK Sharesave Plan to enable members of the Smith & Nephew group[6.A.1] of companies to secure relief from corporation tax for contributions made to the QUEST used to acquire shares transferred to participants in those plans upon the exercise of savings-related share options. The UK government proposes to withdraw the benefit of such relief for contributions made in accounting periods beginning on or after 1 January 2003 and in consequence the QUEST will, in due course, be wound up.

7.	SMITH & NEPHEW GROUP DIRECTORS’, PROPOSED DIRECTORS’ AND OTHER INTERESTS

7.1	The business address of each of the Smith & Nephew Group[6.A.1] Directors and the Proposed Directors, whose names are set[3.08] out on page i of this document, is currently 122 rte du Moulin de la Ratte, 1236 Cartigny, Geneva, Switzerland. Further details on the Smith & Nephew Group Directors and the Proposed Directors are set out below:

(a)	Dudley Eustace (66), appointed Deputy Chairman of Smith & Nephew in 1999 and Chairman in January 2000. He was previously vice-chairman of Philips Electronics NV in Eindhoven. He is non-executive chairman of Sendo Holdings plc and a member of a number of supervisory boards, including KLM Royal Dutch Airlines, Aegon NV, an insurance company and Hagemeyer NV and was appointed to the corporate executive board of Ahold as interim chief financial officer on 11 March 2003.

(b)	Christopher O’Donnell (56), Chief Executive of Smith & Nephew since 1997. A chartered mechanical engineer and graduate of Imperial College and London Business School, he has twenty-five years experience in medical engineering and devices with UK/US companies. He joined Smith & Nephew in February 1988 as managing director of Smith & Nephew’s medical division and was appointed a main board Director in 1992 and Chief Executive in July 1997. He is a non-executive director of BOC Group plc.

(c)	Peter Hooley (56), joined Smith & Nephew as Finance Director in 1991. A chartered accountant and MSc from Bradford University Management Centre, he previously held senior financial positions with Matthew Hall plc and BICC plc. He has been a non-executive director of Cobham plc since June 2002.

(d)	Dr. Pamela Kirby (49), Non-Executive Director of Smith & Nephew since March 2002. Dr. Kirby was appointed as chief executive officer of Quintiles Transnational Corp. on 2 April 2001. Previously, she served as head of global strategic marketing and business development of the pharmaceuticals division of F. Hoffmann-La Roche Ltd. in Basel, Switzerland. She served from 1996 until 1998 as global commercial director with British Biotech plc. Prior to that, she held several positions with Astra AB including serving as corporate vice president for strategy, marketing and business development. She also served as managing director of Astra’s subsidiaries in the United Kingdom and Ireland. She has held several board positions in the pharmaceutical industry.

(e)	Warren Knowlton (56), appointed a Non-Executive Director of Smith & Nephew in November 2000. He is chief executive of Morgan Crucible plc. He was previously an executive director of Pilkington plc and held senior positions at Owens Corning.

(f)	Brian Larcombe (49), Non-Executive Director of Smith & Nephew since March 2002. Mr. Larcombe is chief executive of 3i plc. He joined 3i in 1974 and worked for 18 years on identifying, appraising and negotiating investment opportunities and became joint head of the UK Investment business. Ahead of 3i’s flotation on the London Stock Exchange, he joined the board of 3i in 1992 as director of finance and planning. In July 1997 he was appointed chief executive. He is a former chairman of the British Venture Capital Association.

(g)	Richard De Schutter (62), appointed a Non-Executive Director of Smith & Nephew in January 2001. He is a non-executive director of Varian Inc., Incyte Corporation, MedPointe Pharmaceuticals, General Binding Corporation, MetaPhore Pharmaceuticals, Navicure, Inc., and ING Americas. He was formerly chairman and chief executive of the Dupont Pharmaceuticals Company, senior executive vice president and chief administrative officer of Pharmacia Corporation, and chairman and chief executive officer of G.D. Searle, the pharmaceutical subsidiary of the Monsanto company.

(h)	Dr. Rolf Stomberg (63), Non-Executive Director of Smith & Nephew since January 1998. He had a long executive career with British Petroleum plc, his last position being chief executive officer of BP Oil, the refinery and marketing arm of the BP Group, and a managing director of The British Petroleum Company plc. He retired from the main board of BP at the end of 1997. He is chairman of Management Consulting Group plc, and a non-executive director of Cordiant Communications plc and Reed Elsevier plc. He holds further non-executive directorships of companies in Sweden, the Netherlands and Germany, being Scania AB and TPG NV, Deutsche BP AG, Hoyer GmbH and Stinnes AG.

(i)	Pierre-André Chapatte (50), was appointed a Smith & Nephew Group[6.A.1] Director on 18 March 2003. He is a university graduate in accounting and has been a consultant to Smith & Nephew[6.A.1] since 1992.

(j)	Antoine Vidts (47), was appointed a Smith & Nephew Group Director on 18 March 2003. A chartered accountant and holder of a Masters of Business Administration. He is a judge at the Brussels Court of Commerce. He joined Smith & Nephew in February 1987.

(k)	Dr. Max Link (62), a Proposed Director, has held a number of executive positions with pharmaceutical and healthcare companies. Dr. Link has served as chairman of Centerpulse since May 2001. Dr. Link served as chief executive officer of Corange Ltd. from May 1993 until June 1994. Prior to joining Corange, Ltd., Dr. Link served in a number of positions with Sandoz Pharma AG, including chief executive officer from 1987 to April 1992, and chairman from April 1992 until May 1993. Dr. Link is also a director of Access Pharmaceuticals, Inc., Alexion Pharmaceuticals, Inc., Cell Therapeutics, Inc., Celsion Corporation, Columbia Laboratories, Inc., CytRx Corporation, Discovery Laboratories, Inc., Human Genome Sciences, Inc., Igeneon Ltd, Mipharm, SpA, Noxxon Ltd, and Protein Design Labs, Inc. In connection with his former role as chairman of Osiris Therapeutics, Inc. (“Osiris”), a position he ceased to hold in May 2002, Dr. Link has been named along with certain others as a defendant in a lawsuit. The plaintiff, James S. Burns, a former executive officer and shareholder of Osiris, has brought class and derivative claims against Dr. Link for breaches of his fiduciary duties as a director (which Dr. Link categorically denies), alleging that Dr. Link aided another defendant, Peter Friedli, in engaging in certain self-interested financial transactions including, in particular, the merger of Osiris into a Swiss company, MSC-Regenos AG, on terms that Mr Burns alleges were unfair to the minority shareholders. Dr. Link believes that he has effective defences against the claims levied and is pursuing them vigorously.

(l)	René Braginsky (53), a Proposed Director, has been a non-executive director of Centerpulse since May 2002. He started his financial career in the brokerage department of former Union Bank of Switzerland in 1969 in his home town Basle. Afterwards he joined Bank Vontobel before he built up the stock exchange department at Bank Sal. Oppenheim jr. & Cie. (Schweiz) AG which he headed for 20 years as a member of the management. In 1985 he founded InCentive Investment AG with several institutional investors. Today Mr. Braginsky is chief executive officer and delegate of the board of InCentive Capital AG, a listed company on the SWX Swiss Exchange, and is the owner of InCentive Asset Management AG.

Each of the Smith & Nephew Group Directors is a citizen of the UK save for Dr. Rolf Stomberg who is a German citizen, Messrs. De Schutter and Knowlton who are US citizens, Pierre Chapatte who is a citizen of Switzerland and Antoine Vidts who is a citizen of Belgium. Each of the Proposed Directors are citizens of Switzerland.

7.2	Smith & Nephew Group Directors and management of Smith & Nephew Group

(a) The	Smith & Nephew Group Directors will be responsible for the strategic direction, policies and overall management of the Combined Group. The Smith & Nephew Board currently comprises nine directors. Sir Timothy Lankester will be resigning as a director on 29 April 2003 at the annual general meeting of Smith & Nephew and, of the remaining eight directors, two are executive directors and six are independent non-executive directors. These remaining eight directors, in addition to the Retiring Directors, comprise the current Smith & Nephew Group Board. It is proposed that the Retiring Directors will step down on the Scheme Effective Date and that Dr. Max Link and René Braginsky will be appointed to the Smith & Nephew Group Board on the Settlement Date.

(b)	The chief executive of Smith & Nephew and other senior executives will be responsible for the day-to-day management of the Combined Group. The Current Group’s executive committee (the “GEC”), which comprises the executive directors and certain other senior executives of Smith & Nephew (the “Executive Officers”), assists the Chief Executive in the management of the business. In addition to the Chief Executive and the Finance Director, the following are Executive Officers of Smith & Nephew and are members of the GEC:

James L. Dick, age 50, President – Wound Management. He joined Smith & Nephew in 1977 and was appointed to the GEC on 1 January 1999.

Peter W. Huntley, age 42, Group Director Strategy and Business Development. He joined Smith & Nephew and was appointed to the GEC on 1 April 1998.

David Illingworth, age 49, President – Orthopaedics. He joined Smith & Nephew and was appointed to the GEC on 1 May 2002.

James A. Ralston, age 56, Chief Legal Officer. He joined Smith & Nephew in 1999 and was appointed to the GEC on 1 February 2002.

James Taylor, age 46, Group Director Indirect Markets. He joined Smith & Nephew and was appointed to the GEC on 1 June 2000.

Ronald M. Sparks, age 48, President – Endoscopy. He joined Smith & Nephew in 1983 and was appointed to the GEC on 1 January 1999.

Dr. Alan Suggett, age 59, Group Director of Technology. He joined Smith & Nephew in 1982 and was appointed to the GEC on 1 January 1986.

Paul M. Williams, age 56, Group Director Human Resources. He joined Smith & Nephew and was appointed to the GEC on 1 December 1998.

(c) The	company secretary of Smith & Nephew is Paul R. Chambers, age 58. He joined Smith & Nephew in 1994 and was appointed company secretary in 2002. He was appointed company secretary of Smith & Nephew Group on 18 March 2003.

7.3	Smith & Nephew Group Directors’ emoluments and pensions

(a)	Those directors of Smith & Nephew who will be Smith & Nephew Group Directors were paid the emoluments and earned the pension entitlements set out in the table below during the financial year ended 31 December 2002:

	Salaries and fees £’000	Benefits £’000	Bonus £’000	Total emoluments excluding pension entitlements £’000	Pension entitlements £’000	Total including pension entitlements 2002 £’000
Dudley Eustace	170	—	—	170	—	170
Christopher O’Donnell	472	22	362	856	34	890
Peter Hooley	280	19	212	511	72	583
Dr. Rolf Stomberg	30	—	—	30	—	30
Warren Knowlton	30	—	—	30	—	30
Richard De Schutter	30	—	—	30	—	30
Dr. Pamela Kirby	25	—	—	25	—	25
Brian Larcombe	25	—	—	25	—	25

	1,062	41	574	1,677	106	1,783

Dudley Eustace’s annual fee of £170,000 includes a non-executive director’s fee of £30,000. For Christopher O’Donnell, 58 per cent. of total remuneration excluding pension entitlement was base salary and benefits and 42 per cent. related to company performance. For Peter Hooley, 59 per cent. was base salary and benefits and 41 per cent. related to company performance. Dr. Pamela Kirby and Brian Larcombe were each appointed to the Smith & Nephew Board on 1 March 2002.

(b)	The Retiring Directors were paid the emoluments and earned the pension entitlements set out in the table below during the financial year ended 31 December 2002:

	Salaries and fees CHF	Benefits CHF	Bonus CHF	Total emoluments excluding pension entitlements CHF	Pension entitlements CHF	Total including pension entitlements 2002 CHF
Pierre Chapatte	121,080	—	—	121,080	—	121,080
Antoine Vidts(1)	254,386	42,009	58,993	355,388	62,495	417,883

(1)	Based on an exchange rate of €1.00 = CHF 1.497

The Retiring Directors will each be paid fees of £3,000 per month (or part thereof) up to their expected retirement from the Smith & Nephew Board on 24 June 2003.

(c)	The Proposed Directors were paid emoluments by the Centerpulse Group and earned the pension entitlements set out in the table below during the financial year ended 31 December 2002:

	Salaries and fees CHF	Benefits CHF	Bonus CHF	Total emoluments excluding pension entitlements CHF	Pension entitlements CHF	Total including pension entitlements 2002 CHF
Dr. Max Link	1,135,155	—	—	1,135,155	—	1,135,155
René Braginsky	100,065	5,000	—	105,065	—	105,065

Mr. Braginsky’s directors fees payable by the InCentive Group for the year ended 31 December 2002 amounted to CHF212,332. The Proposed Directors will be remunerated in accordance with Smith & Nephew’s remuneration policy for non-executive directors as set out in paragraph 7.5(b) below. Their fee will be £35,000 each per annum.[6.C.22(b)] Following completion of the Transaction Dr. Max Link shall become entitled to a payment of CHF 4,950,000 (plus Swiss social security payments) pursuant to the terms of his current service contract with Centerpulse, which will be terminated.

7.4	Remuneration policy

The remuneration committee policy of Smith & Nephew is to ensure that remuneration is sufficiently competitive to attract, retain and motivate executive directors and GEC members of a calibre that meets Smith & Nephew’s needs to achieve its performance against financial objectives and relevant competitors’ practice. Remuneration throughout the Current Group is designed to be competitive in the country of employment. The Smith & Nephew Group Directors intend to pursue this policy at the Combined Group level. The principal components of remuneration for executive directors and the GEC members are: basic salary and benefits, performance related bonus, long term incentives and pensions. The Smith & Nephew Group Directors intend to pursue this policy at the Combined Group level.

7.5	Service contracts

(a)	Christopher O’Donnell and Peter Hooley[6.F.12] (the ‘‘Executives’’) each have service contracts with Smith & Nephew dated 1 January 1992. Each contract is terminable by Smith & Nephew on not more than 12 months’ notice and by the Executives on six months notice. Termination of the contract by Smith & Nephew would entitle the Executive to 12 months’ basic salary, bonus at target of 30 per cent., a contribution of 30 per cent. of salary to reflect the loss of pension benefits, an amount to cover other benefits and a time apportionment of their LTIP entitlement. Each of the service contracts terminates automatically upon the Executive attaining the age of 62.

Each	of the Executives is entitled to a car, medical insurance for themselves and their families and to participate in Smith & Nephew’s Share Schemes and pension schemes as detailed at paragraph 7.7 below.

(b)	Non-executive directors of Smith & Nephew do not have service contracts and are normally appointed for terms of three years terminable at will, without notice by either Smith & Nephew or the director and without compensation. Their remuneration is determined by the nomination committee of Smith & Nephew and is detailed at paragraph 7.3 above.

(c)	The Executives are also entitled to participate in an annual bonus scheme, 75 per cent. of which is based on annual growth in adjusted basic earnings per share after deducting goodwill amortisation and 25 per cent. of which is based on return on operating capital employed. Achievement of targets should produce a bonus of 30 per cent. of annual salary with a maximum of 100 per cent. for over achievement that demonstrates a step change in Current Group performance. Bonuses are not pensionable. The Smith & Nephew Group Directors intend to pursue this policy at the Combined Group level.

(d)

Executives are also entitled to participate in the 1997 LTIP (described at paragraph 6.14 of this Part X. Under this plan, shares are transferred to participants depending on Smith & Nephew’s performance in relation to a group of 41 UK listed manufacturing companies with substantial international activities, using total shareholder return (“TSR”) over a three-year period as the prime measure. The maximum value of shares awarded for Executives will not exceed the participant’s current annual rate of basic salary at the date the award is granted, and for members of the GEC it will not exceed 75 per cent. of their current rate of basic salary. Shares will only be transferred to the participants if Smith & Nephew’s TSR performance is at or above the median performance of the comparator companies, and growth in Smith & Nephew’s adjusted earnings per share after deducting goodwill amortisation exceeds growth in the United Kingdom Retail Price Index (“RPI”) in the same three-year period. At the median level, 25 per cent. of the award shares will vest. If Smith & Nephew’s performance is in the top quartile, all the shares vest. For performance between the median and the top quartile, the proportion of shares vesting varies on a straight-line basis. Following implementation of the Scheme, the existing performance conditions will continue to apply to continuing rights and will be adopted in relation to any grants made in the current year. The Committee intends to review the performance conditions in relation to subsequent grants.

The maximum number of shares to be allocated to each executive director and members of the GEC under the LTIP, all for nil consideration, were:

	Maximum number of shares awarded at 1 Jan 2002	Awards during the year	Market price	Vested award	Market price at date of award 8 March 1999	Market price at date of vesting	Number of shares awarded at 31 Dec 2002	Latest performance period
	(number)		(p)	(number)	(p)	(p)
Christopher O’Donnell	448,649	120,879	409.5	183,040	171.0	403.5	386,488	31.12.2004
Peter Hooley	282,965	70,818	409.5	116,959	171.0	403.5	236,824	31.12.2004
Peter Huntley	143,529	32,051	409.5	60,526	171.0	403.5	115,054	31.12.2004
Dr Alan Suggett	122,927	27,197	409.5	50,438	171.0	403.5	99,686	31.12.2004
James Dick	83,279	32,051	409.5	—	—	—	115,330	31.12.2004
Ronald Sparks	116,043	45,050	409.5	—	—	—	161,093	31.12.2004
Paul Williams	74,702	28,205	409.5	—	—	—	102,907	31.12.2004
James Ralston	—	38,495	409.5	—	—	—	38,495	31.12.2004
James Taylor	—	31,135	409.5	—	—	—	31,136	31.12.2004

For the three year plan period commencing 2000, Smith & Nephew Group’s TSR of 147.36 per cent. was ranked first in the comparator group and the earnings share performance criterion was met, enabling the plan participants to be eligible for 100 per cent. of the shares conditionally awarded in 2000.

It is proposed that materially the same long term incentive policy will be adopted by the Smith & Nephew Group Directors for the Combined Group.

7.6	Share options

Executive directors were last granted options under executive share option schemes in 1996, which were not subject to performance-related conditions of exercise. The exercise of options granted to members of the GEC between 1997 and 2002 is normally subject to growth in basic earnings per share after deducting goodwill amortisation of not less than RPI plus 2 per cent. per annum in any period of three consecutive years. Since 2001, under the 2001 Approved Plan and 2001 Unapproved Plan (“UK Plans”), the exercise of options is normally subject to adjusted basic earnings per share growth after deducting goodwill amortisation of not less than RPI plus 3 per cent. per annum, on average, in a performance period of three consecutive years. If the performance target is not met by the end of the third year, the performance period is extended to four years. If it has not been met after four years, the performance period is extended to five years, but if it has still not been met at the end of the fifth year, the options will lapse. Performance conditions were selected to be in line with market practice at the time. Options granted under the 2001 US Plan, in line with market practice, are not subject to performance targets but are exerciseable cumulatively up to a maximum of 10 per cent. after one year, 30 per cent. after two years, 60 per cent. after three years and the remaining balance after four years. Since 2002, members of the GEC have not been granted share options except on appointment. Share options are not offered at a discount. UK executive directors are also eligible to participate in the 2002 UK Sharesave Plan. Following implementation of the Scheme, the existing performance conditions will continue to apply to continuing rights and will be adopted in relation to any grants made in the current year. The Committee intends to review the performance conditions in relation to grants of share options under the 2003 Unapproved Plan and the 2003 Approved Plan.

7.7	Pensions

(a)	Executive directors and executive officers based in the UK have a normal retirement age of 62 and participate in the defined benefit Smith & Nephew UK Pension Fund and UK Executive Pension Scheme, under which pension has been accrued in the year at an annual rate of one-thirtieth of final pensionable salary, up to a limit of two-thirds of final pensionable salary. Pensions in payment are guaranteed to increase by five per cent. per annum or inflation, if lower. Smith & Nephew and the pension plan trustees have in the past granted discretionary increases, particularly at times of high inflation. Death in service cover of four times salary and spouse’s pension at the rate of two-thirds of the member’s pension are provided on death. A supplementary unfunded defined contribution arrangement partially compensates for the Inland Revenue earnings cap on final pensionable salary. The defined benefit plans were closed to new employees after 31 December 2002. New employees will be eligible for a defined contribution plan. The Smith & Nephew Group Directors intend to pursue materially the same pensions policy at the Combined Group level.

(b)	The US based Executive Officers participate in the defined benefit Smith & Nephew US Pension Plan under which their pensions have accrued at an annual rate of approximately one-sixty second of final pensionable salary, up to a limit, based on service taken into account which has not allowed Executive Officers to accrue a pension of more than 60 per cent. of final pensionable salary. The plan also provides for a spouse’s pension on death of one-half of the pension that would be received by the Executive Officer under a joint annuity with his or her spouse. Normal retirement age under the plan is 65. A supplementary defined contribution plan was used to compensate for the earnings cap imposed by the US Tax Code and to provide additional retirement benefits up to one-fiftieth of final pensionable salary and to allow for normal retirement age of 62. The defined benefit plan was closed to new employees after 31 December 2002. New employees will be eligible for a defined contribution plan. The Smith & Nephew Group Directors intend to pursue materially the same pensions policy at the Combined Group level.

7.8 Other

(a)	No Smith[6.F.6] & Nephew Group Director or Proposed Director has or has had any interest in any transaction which is or was unusual in its nature or conditions or is or was significant to the business of the Current Group and which was effected by any member of the Current Group during the current or immediately preceding financial year or during any earlier financial year and remains in any respect outstanding or unperformed.

(b)	There are no[6.F.7] outstanding loans granted by any member of the Combined Group to any Smith & Nephew Group Director or Proposed Director nor has any guarantee been provided by any member of the Combined Group for their benefit.

(c)	[6.F.3][6.F.11]The remuneration paid and benefits in kind granted, including pension contributions and bonuses, to the Smith & Nephew Group Directors, or Proposed Directors by members of the Combined Group, in the case of payments by members of the Current Group, in respect of the year ended 31 December 2002 were in aggregate £2,010,499 for the Smith & Nephew Group Directors and in the case of payments by Centerpulse Group, in respect of the year ended 31 December 2002 was in aggregate CHF 1,240,220.

The total emoluments of the Smith & Nephew Group Directors will not be varied as[6.C.22(b)] a consequence of the Transaction save that following completion of the Transaction it is intended that service contracts or letters of appointment of the directors of Smith & Nephew who are or will become directors of Smith & Nephew Group will be novated to Smith & Nephew Group. Save as to effect the novation and as set out in this paragraph the terms and conditions of these service contracts and letters of appointment will not be materially amended. However, it is anticipated that, as a result of Smith & Nephew Group having its head office and holding its board meetings in Switzerland, the Committee may increase the fees and emoluments paid to the Smith & Nephew Directors, but any such changes have not yet been determined.

(d)	There is[6.F.10] no arrangement under which any Smith & Nephew Group Director or Proposed Director has waived or agreed to waive future emoluments nor has there been any waiver of emoluments during the financial year immediately preceding the date of this document.

(e)	[6.C.21]No amount or benefit has been paid or given within the two years immediately preceding the date of this document to any promoter of any member of the Current Group and no amount or benefit is proposed to be paid or given to any such promoter by Smith & Nephew Group or any of its subsidiaries.

7.9	Smith & Nephew Group Directors’ and Proposed[6.F.4(a)(b)(c)] Directors’ interests

Save as set out below as at 17 April 2003 (being the latest practicable date prior to the publication of this document), and, based on the assumptions set out in paragraph 14.6 of this Part X, following the Transaction becoming effective, no Smith & Nephew Group Director or Proposed Director will have any interest in the issued share capital of Smith & Nephew Group, which would be required to be notified to Smith & Nephew Group pursuant to sections 324 to 328 of the Companies Act, or which will be required to be entered in the register of directors’ interests maintained under section 325 of the Companies Act, or which will be interests of a connected person of a Smith & Nephew Group Director or Proposed Director which would, if the connected person were a Smith & Nephew Group Director or Proposed Director, be required to be so notified or entered and the existence of which is known to or could with reasonable diligence be ascertained by that Smith & Nephew Group Director or Proposed Director:

	As at 17 April 2003		As at 17 April 2003		As at 17 April 2003		Following completion of the Transaction

Smith & Nephew Group Director/Proposed Director	Number of Smith & Nephew Ordinary Shares	Number of Smith & Nephew Ordinary Shares under option	Number of Centerpulse Shares	Number of Centerpulse Shares under option	Number of InCentive Shares	Number of InCentive Shares under option	Number of New Ordinary Shares	Number of New Ordinary Shares under option	Percentage of issued Smith & Nephew Group Shares (%)
Dudley Eustace	49,679	—	—	—	—	—	49,679	—	0.004
Christopher O’Donnell	122,136	672,560	—	—	—	—	122,136	672,560	0.065
Peter Hooley	111,571	547,598	—	—	—	—	111,571	547,598	0.054
Brian Larcombe	—	—	—	—	—	—	—	—	—
Dr. Pamela Kirby	—	—	—	—	—	—	—	—	—
Dr. Rolf Stomberg	6,945	—	—	—	—	—	6,945	—	0.001
Warren Knowlton	12,501	—	2,650	—	—	—	79,148	—	0.006
Richard De Schutter	200,000	—	—	—	—	—	200,000	—	0.016
Pierre Chapatte	—	—	—	—	—	—	—	—	—
Antoine Vidts	4,277	18,000	—	—	—	—	4,277	18,000	0.002
Dr. Max Link	—	—	3,183	3,061	—	—	80,052	104,074	0.015
René Braginsky	—	—	6,203	—	429,445	—	11,411,138	—	0.929

Note:
(1)	The calculations above assume that those Smith & Nephew Group Directors or Proposed Directors holding shares in Centerpulse or InCentive (i) will accept the relevant Offer in respect of their shareholdings and (ii) will not make any mix and match election in relation to such Offers.
(2)	On 20 May 1997 Smith & Nephew established the Smith & Nephew Employees’ Share Trust which holds 1,266,114 Ordinary Shares. Smith & Nephew Group proposes to establish the Smith & Nephew Group Employees’ Share Trust which will, after the Scheme becomes effective, hold New Ordinary Shares. Christopher O’Donnell, Peter Hooley and Antoine Vidts, who are or will be eligible to benefit under these trusts are deemed to be interested in these Ordinary Shares and New Ordinary Shares by virture of section 324 of the Act, in addition to the interests noted above.

All of the above interests are beneficial interests. Save as set out above, no Smith & Nephew Group Director or Proposed Director is interested in any New Ordinary Shares, Smith & Nephew Ordinary Shares, Centerpulse Shares or Preference Shares.

7.10	Other directorships

The Smith & Nephew Group Directors and the Proposed Directors:

(a)	[6.F.2(a)]are or have been directors or partners of the following companies and partnerships at any time in the previous[6.A.1] five years:

Smith & Nephew Group Director/ Proposed Director	Company	Position still held
Dudley Eustace	KLM Royal Dutch Airlines	Yes
	Ahold	Yes
	Aegon NV	Yes
	Hagemeyer NV	Yes
	Royal Philips Electronics NV	No
	Sendo Holdings plc	Yes
	Charterhouse Vermogensbeheer BV	No
	Origin NV	No
	Sonae.com SCPS	No
	W&S Nederland	No

Warren Knowlton	Morgan Crucible plc	Yes
	Libbey-Owens Ford	No
	Pilkington plc	No

Christopher O’Donnell	BOC Group plc	Yes

Richard De Schutter	Dupont Pharmaceuticals Company	No
	Varian, Inc.	Yes
	Incyte Corporation	Yes
	Medpointe Inc	Yes
	Metaphore Pharmaceuticals	Yes
	Navicure, Inc.	Yes
	General Binding Corporation	Yes
	ING Americas	Yes
	Pharmacia Corporation	No
	Rellastar Financial Corp	No

Peter Hooley	Cobham plc	Yes
	Powell Duffryn plc	No

Dr. Rolf Stomberg	British Petroleum plc	No
	Cordiant Communications plc	Yes
	Management Consulting Group plc	Yes
	TPG Group	Yes
	Deutsche BP AG	Yes
	John Mowlem & Company PLC	No
	Unipoly SA	No
	Scania AB	Yes
	Stinnes AG	Yes
	Hoyer GmbH	Yes
	Reed Elsevier plc	Yes
	Belrat Hoyer GmbH	No
	Conseil d’Administration of Institut Francais du Petrole	No
	Ruhrgas AG	No

Dr. Pamela Kirby	Quintiles International Corp.	Yes
	British Biotech plc	No
	Astra AB	No

Brian Larcombe	3i Group plc	Yes

Pierre-André Chapatte	None	—

Antoine Vidts	Den Bek NV	Yes
	Klein Kasteel NV	Yes
	Park’s Real Estate NV	Yes
	Cruyckenborgh NV	Yes
	Hevian BVBA	Yes
	Zorgwonen VZW	Yes
	LC Brussel Munt Sociale Werken VZW	Yes
	Vosa VZW	Yes

Dr. Max Link	Access Pharmaceuticals, Inc.	Yes
	Alexion Pharmaceuticals, Inc.	Yes
	Cell Therapeutics, Inc.	Yes
	Celsion Corporation, Inc.	Yes
	Centerpulse AG	Yes
	Columbia Laboratories, Inc.	Yes
	CytRx Corporation	Yes
	Discovery Laboratories, Inc.	Yes
	Human Genome Science, Inc.	Yes
	Igeneon Ltd	Yes
	Mipharm SpA	Yes
	Noxxon Ltd	Yes
	Osiris Therapeutics, Inc.	No
	Protein Design Labs, Inc.	Yes

René Braginsky	InCentive Capital AG	Yes
	InCentive Asset Management AG	Yes
	Jon Jüdische Medien AG	Yes
	Pharma/wJealth Management Company SA	Yes

(b)	have no[6.F.2(b)] unspent convictions relating to indictable offences;

(c)	have had[6.F.2(c)] no bankruptcies or individual voluntary arrangements;

(d)	have not[6.F.2(d)] been directors with an executive function of any company at the time of or within 12 months preceding any receivership, compulsory liquidation, creditors’ voluntary liquidation, administration, company voluntary arrangement or any composition or arrangement with creditors generally or any class of creditors of such company;

(e)	have not[6.F.2(e)] been partners of any partnership at the time of or within 12 months preceding any compulsory liquidation, administration or partnership voluntary arrangements of such partnership;

(f)	have not[6.F.2(f)] been partners of any partnership at the time of or within 12 months preceding a receivership of any assets of such partnership;

(g)	have not[6.F.2(f)] had any of their assets subject to any receivership; and

(h)	have not[6.F.2(g)] received any public criticisms by statutory or regulatory authorities (including designated professional bodies) and have not been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of a company.

7.11	Substantial shareholdings in Smith & Nephew Group

(a)	Save as disclosed below and based on the assumptions set out in paragraph 14.6 below,[6.C.16] as at 17 April 2003 (the latest practicable date prior to the publication of this document), Smith & Nephew Group is not aware of any person other than a director who, directly or indirectly has, or will have following completion of the Transaction an interest which represents three per cent. or more of the issued share capital of Smith & Nephew Group or following completion of the transaction of the Combined Group.

(i)	Smith & Nephew as at 17 April 2003
Name	Number of Smith & Nephew Ordinary Shares	Percentage of issued Smith & Nephew Ordinary Shares
AXA Investment Management	45,955,558(1)	4.94
AXA Investment Management	37,201,545(2)	4.00
Fidelity International Limited	74,668,199	8.03
Legal & General Investment Management	31,890,915	3.43

(1)	beneficial holding
(2)	non-beneficial holding

(ii)	Centerpulse as at 17 April 2003
Name	Number of Centerpulse Shares	Percentage of issued Centerpulse Shares
InCentive Capital AG	2,237,577	18.91

(iii)	Smith & Nephew Group
	As at 17 April 2003			Following completion of the Transaction
Name	Number of shares in Smith & Nephew Group		Percentage of Smith & Nephew Group issued shares	Number of New Ordinary Shares		Percentage of New Ordinary Shares
Cazenove & Co. Ltd	13,298	(3)	26.60	—		—
Cazenove & Co. Ltd	36,699	(4)	73.40	—		—
AXA Investment Management	—			45,955,558	(1)	3.74
AXA Investment Management	—			37,201,545	(2)	3.03
Fidelity International Limited	—			74,668,199		6.08
Legal & General Investment Management	—			31,890,915		2.60

(1)	beneficial holding
(2)	non-beneficial holding
(3)	5.5% non-redeemable preference shares of £1 each
(4)	5.5% redeemable preference shares of £1 each

174

(b)	Smith & Nephew Group is not aware of any person who, directly or[6.C.15 ] indirectly, jointly or severally, exercises or could exercise control of Smith & Nephew Group following completion of the Transaction[6.C.23(a)(b) ].

8.	[6.B.9(a)(b)]TAXATION[6.B.10]

8.1	United Kingdom Taxation

The Smith & Nephew Board has been advised as follows, on the basis of United Kingdom law presently in force and currently published United Kingdom Inland Revenue practice. The following paragraphs are not exhaustive and are intended as a general guide for shareholders beneficially holding Smith & Nephew Shares as investments. They assume, save where specifically mentioned, that the relevant shareholder is resident in the United Kingdom for United Kingdom taxation purposes and is not a share dealer or charity or other person with special tax status. If you are in any doubt as to your tax position, you should consult your independent professional adviser immediately.

Holders of New Ordinary Shares will not be able or entitled to transfer their beneficial interest in any Common Access Share other than by the transfer of the corresponding New Ordinary Shares whereupon the interest in the Common Access Share will vest in the transferee.

(a)	Stamp duty and stamp duty reserve tax

The issue of New Ordinary Shares by Smith & Nephew Group or Common Access Shares by Smith & Nephew is not subject to stamp duty or stamp duty reserve tax (“SDRT”).

An agreement to transfer New Ordinary Shares (together with the related beneficial interest in Common Access Shares) will normally be subject to SDRT at 0.5 per cent. of the actual consideration paid. If an instrument transferring the New Ordinary Shares (together with the related beneficial interest in Common Access Shares) is subsequently executed (if the New Ordinary Shares (together with the related beneficial interest in Common Access Shares) are not transferred through CREST) the instrument of transfer will generally be subject to stamp duty at the rate of 0.5 per cent. of the consideration rounded up to the nearest multiple of £5. When such an instrument of transfer is duly stamped and stamp duty is paid, the SDRT charge will be cancelled and any SDRT already paid will be refunded provided that such instrument is stamped within six years of the date on which the liability to SDRT arises.

Liability to pay stamp duty or SDRT is normally that of the transferee or purchaser.

As shares held under the CREST system are held in a dematerialised form, the transfers of such shares are generally liable to SDRT (rather than stamp duty). Any SDRT that arises on relevant transactions settled within the system, or reported through it for regulatory purposes, will be collected and accounted for to the Inland Revenue by CRESTCo Limited.

Broadly, securities held in a clearance service or by depository receipts are not subject to stamp duty and SDRT in the normal way. Instead, on the issue or transfer of shares into a clearance or depository receipt service, UK stamp duty or SDRT will generally be payable at the rate of 1.5 per cent. (rounded up to the nearest £5 in the case of stamp duty) of the consideration payable, or in certain circumstances, the value of the New Ordinary Shares (together with the related beneficial interest in Common Access Shares).

Clearance services may however elect with the UK Inland Revenue, provided certain conditions are satisfied, for the normal rate of UK stamp duty or SDRT (0.5 per cent.) to apply to transfers of shares and transactions within such services instead of the 1.5 per cent. rate applying to an issue or a transfer of shares into the clearance service. So far as New Ordinary Shares listed on SWX Swiss Exchange are concerned, it is understood that such an election has been made by SIS Sega Intersettle (the system through which New Ordinary Shares listed on the SWX Swiss Exchange would be held) and it is therefore expected that the normal 0.5 per cent. charge would apply (as opposed to the 1.5 per cent. one off entry charge) when New Ordinary Shares listed on the SWX Swiss Exchange are transferred, and no charge should apply upon entry of New Ordinary Shares into that system. Notwithstanding this, the exact terms of every election are different, so specific written confirmation of the SDRT position relating to SIS Sega Intersettle has been requested and received from the UK Stamp Office. Any such election may however be terminated by either the clearance service or the Inland Revenue on not less than thirty days notice, in which case shares within such a clearance system at the time of such termination will be liable to a UK stamp duty or SDRT charge at a rate of 1.5 per cent.

(b)	Capital gains tax

A disposal of New Ordinary Shares (together with the related beneficial interest in Common Access Shares) by a shareholder who is resident or, in the case of an individual, ordinarily resident in the UK for taxation purposes may, depending on the shareholder’s circumstances, and subject to any available exemption or relief, give rise to a chargeable gain or an allowable loss for the purposes of UK taxation of chargeable gains.

A disposal of New Ordinary Shares (together with the related beneficial interest in Common Access Shares) by a shareholder who is not UK resident but who carries on a trade, profession or vocation in the UK through a branch or agency and who has used the New Ordinary Shares (together with the related beneficial interest in Common Access Shares) in or for the purposes of such trade, profession or vocation or who has used, held or acquired the New Ordinary Shares (together with the related beneficial interest in Common Access Shares) for the purposes of such branch or agency may, depending on the shareholder’s circumstances, and subject to any available exemption or relief, give rise to a chargeable gain or an allowable loss for the purposes of UK taxation of chargeable gains. In addition, individuals who dispose of New Ordinary Shares (together with the related beneficial interest in Common Access Shares) during a period of temporary non-residence may be liable to UK tax on chargeable gains in respect of those shares in the year of return.

Assuming that the draft legislation dealing with the Taxation of UK Branches of Foreign Companies published on 14 March 2003 is enacted in its current form, then the position as set out in the previous paragraph will no longer apply to a company not resident in the UK. Instead, if such draft legislation is (as is expected) enacted, then a disposal of New Ordinary Shares (together with the related beneficial interest in Common Access Shares) in an accounting period beginning on or after 1 January 2003 by a company not resident in the UK but which carries on a trade in the UK through a permanent establishment and which used the New Ordinary Shares (together with the related beneficial interest in Common Access Shares) in or for the purposes of the trade or which used, held or acquired the New Ordinary Shares, (together with the related beneficial interest in Common Access Shares) for the purposes of such permanent establishment may, depending on the company circumstances, and subject to any available exemption or relief, give rise to a chargeable gain or an allowable loss for the purposes of UK taxation of chargeable gains.

(c)	Taxation of dividends

Smith & Nephew Group Shareholders will, in certain circumstances, have made or be deemed to have made a Valid Dividend Election in relation to their New Ordinary Shares (see paragraph 4 of Part VIII for further information as regards this Valid Dividend Election). Where such a dividend election is, or is deemed to be, valid and subsisting at the time when the dividend is declared the relevant Smith & Nephew Group Shareholder shall generally receive his dividends on his Common Access Shares. Where such a dividend election is not, or is not deemed to be, valid and subsisting at the time when the dividend is declared the relevant Smith & Nephew Group Shareholder would receive his dividends on his New Ordinary Shares.

(i)	The United Kingdom taxation implications relevant to the receipt of dividends on the Common Access Shares are as follows:

No tax will be withheld on dividends paid by Smith & [6.B.9(b)]Nephew on the Common Access Shares.

Individuals	resident in the UK for taxation purposes are generally liable to income tax on the aggregate amount of any dividend received and a tax credit equal to 10 per cent. of the gross dividend (or one-ninth of the dividend received). For example, on a dividend received of £90, the tax credit would be £10, and an individual would be liable to income tax on £100. No further income tax is payable in respect of the dividend by UK resident individuals who are not liable to income tax at the higher rate (currently 40 per cent.). UK resident individuals who are subject to tax at the higher rate are subject to tax on dividends at the rate applicable to dividends (currently 32.5 per cent.) but are entitled to offset the 10 per cent. tax credit against such liability. For example, on a dividend received of £90 such a taxpayer would have to pay additional tax of £22.50 (representing 32.5 per cent. of the gross dividend less the 10 per cent. credit). For this purpose, dividends are treated as the top slice of an individual’s income so that they are liable to tax at the individual’s highest marginal tax rate.

No repayment of the tax credit in respect of dividends can be claimed by a UK resident beneficial owner of the Common Access Shares, except where such shares are held in an individual savings account or personal equity plan. In such a case, a claim can be made for repayment of the credit in respect of dividends paid before 6 April 2004. Special rules apply to dividends received by charities before 6 April 2004.

UK resident corporate beneficial owners of Common Access Shares (other than dealers and certain insurance companies) are not liable to corporation tax or income tax in respect of dividends received on Smith & Nephew Common Access Shares.

Non-UK resident beneficial owners of Common Access Shares are not generally entitled to claim any part of the tax credit, subject to certain specific exemptions. Non-UK resident beneficial owners of Smith & Nephew Common Access Shares may also be subject to tax on dividend income under any law to which they are subject outside the UK. Such shareholders should consult their own tax advisers concerning their tax liabilities.

(ii)	The United Kingdom taxation implications relevant to the receipt of dividends on the New Ordinary Shares are as follows:

Swiss tax will be withheld subject to treaty[6.B.9(a)] relief on dividends paid on the New Ordinary Shares. Further information [6.B.10]on this is contained in paragraph 8.2 of Part X.

However, no UK tax should be withheld on such dividends.

Companies and individuals resident in the UK for taxation purposes are generally liable to income tax and corporation tax on the amount of any dividend received from a company which is not resident in the UK. However, credit may be given against the UK income tax liability of the UK holders of New Ordinary Shares for Swiss tax paid or withheld in relation to the dividends paid by Smith & Nephew Group.

(d)	United Kingdom inheritance tax

The New Ordinary Shares (together with the related beneficial interest in Common Access Shares) will be assets situated in the UK for the purposes of UK inheritance tax. A gift of such assets by, or the death of, an individual holder of such assets may (subject to certain exemptions and reliefs) give rise to a liability to UK inheritance tax even if the holder is neither domiciled in the UK nor deemed to be domiciled there under certain rules relating to long residence or previous domicile. For inheritance tax purposes, a transfer of assets at less than full market value may be treated as a gift and particular rules apply to gifts where the donor reserves or retains some benefit.

Special rules also apply to close companies and to trustees of settlements who hold New Ordinary Shares (together with the related beneficial interest in Common Access Shares) bringing them within the charge to inheritance tax. Shareholders should consult an appropriate professional adviser if they make a gift of any kind or intend to hold any New Ordinary Shares (together with the related beneficial interest in Common Access Shares) through personal trust arrangements.

(i)	UK-US estate tax treaty

An individual who is domiciled in the US for purposes of the UK-USA Inheritance Tax Treaty concluded on 19 October 1978 (the “UK-US Estate Tax Treaty”) and who is not a national of the UK for the purposes of the UK-US Estate Tax Treaty will generally not be subject to UK inheritance tax in respect of the New Ordinary Shares (together with the related beneficial interest in Common Access Shares) on the individual’s death or on a gift of the New Ordinary Shares (together with the related beneficial interest in Common Access Shares) during the individual’s lifetime provided that any applicable US federal gift or estate tax liability is paid, unless the New Ordinary Shares (together with the related beneficial interest in Common Access Shares) are part of the business property of a permanent establishment in the UK of an enterprise or pertain to a fixed base in the UK of an individual used for the performance of independent personal services. Where the New Ordinary Shares (together with the related beneficial interest in Common Access Shares) have been placed in trust by a settler who, at the time of settlement, was domiciled in the US for the purposes of the UK-US Estate Tax Treaty and was not a national of the UK for the purposes of the UK-US Estate Tax Treaty, the New Ordinary Shares (together with the related beneficial interest in Common Access Shares) will generally not be subject to UK inheritance tax (provided that the New Ordinary Shares (together with the related beneficial interest in Common Access Shares) are not part of the business property of a permanent establishment in the UK and do not pertain to a fixed base in the UK (as more fully summarised above). In the exceptional case where the New Ordinary Shares (together with the related beneficial interest in Common Access Shares) are subject both to UK inheritance tax and to US federal gift or estate tax, the UK-US Estate Tax Treaty generally provides for the tax paid in the UK to be credited against tax paid in the US and for the tax paid in the US to be credited against tax payable in the UK based on priority rules set out in the UK-US Estate Tax Treaty.

(ii)	UK-Swiss estate tax treaty

The United Kingdom-Switzerland (Inheritance and Estates) Tax Treaty concluded on 17 December 1993 (the “UK-Swiss Estate Tax Treaty”) does not exclude shares issued by a UK incorporated company from the charge to UK inheritance tax even where an individual holder of such shares is domiciled solely in Switzerland for the purposes of the UK-Swiss Estate Tax Treaty. Accordingly, UK inheritance tax may be payable in respect of a gift of the New Ordinary Shares (together with the related beneficial interest in Common Access Shares) by, or the death of, an individual holder domiciled in Switzerland for the purposes of the UK-Swiss Estate Tax Treaty.

Where an individual holder of the New Ordinary Shares (together with the related beneficial interest in Common Access Shares) is domiciled in both the UK and Switzerland for the purposes of the UK-Swiss Estate Tax Treaty, the New Ordinary Shares (together with the related beneficial interest in Common Access Shares) will be subject to UK inheritance tax only.

In a case where the New Ordinary Shares (together with the related beneficial interest in Common Access Shares) are subject to both UK inheritance tax and Swiss cantonal and communal taxes on estates and inheritances, the UK-Swiss Estate Tax Treaty provides for an amount equal to such taxes paid in Switzerland to be credited against tax payable in the UK by reference to the same property in connection with the same event.

8.2	Swiss taxation

Investors in New Ordinary Shares should note that this paragraph 8.2 deals only with Swiss taxation. As Smith & Nephew Group is incorporated in England and Wales, sales and transfers of New Ordinary Shares will, regardless of the tax residence of the transferor or transferee, the place of execution of any transfer documentation, and the exchange on which the sale occurs, be subject to UK stamp duty or stamp duty reserve tax (as summarised at paragraph 8.1(a) above) in addition to any applicable Swiss securities issue and transfer tax (summarised at paragraph 8.2(e).)

Further, a registered holding of New Ordinary Shares will have a UK situs for UK inheritance tax purposes. Therefore, a gift of New Ordinary Shares, or a transfer of New Ordinary Shares on the death of the holder, may attract a liability to UK inheritance tax even where the transferring shareholder is domiciled solely in Switzerland. Investors domiciled in Switzerland are referred to paragraph 8.1(d) for further information.

(a)	Withholding tax on dividends

In cases where a Valid Dividend Election is not subsisting in relation to any Smith & Nephew Group Shareholder (see paragraph 4 of Part VIII for the definition of Valid Dividend Election), dividends paid by Smith & Nephew Group to a holder of New Ordinary Shares (including dividends on liquidation and stock dividends) are subject to a Swiss federal withholding tax (the “Withholding Tax”) at the rate of 35 per cent. The Withholding Tax must be withheld by Smith & Nephew Group from the gross distribution and paid to the Swiss Federal Tax Administration.

The Withholding Tax withheld is refundable in full to – or as the case may be fully creditable against the income tax liability of – a Swiss resident recipient of the dividend, if he is the beneficial owner of the New Ordinary Shares at the time of the payment and duly reports the gross dividend received on his personal tax return.

A recipient of a dividend from Smith & Nephew Group who is not a resident of Switzerland for tax purposes and has not made or is not deemed to have made a Dividend Election in relation to his New Ordinary Shares and does not hold the New Ordinary Shares in connection with the conduct of a trade or business in Switzerland through a permanent establishment or a fixed place of business (a “non-resident holder”) and qualifies as a resident of a country which maintains a bilateral treaty for the avoidance of double taxation with Switzerland may be entitled to a full or partial refund of the Withholding Tax under the provisions of the applicable treaty. Non-Swiss resident holders should be aware that the procedures for claiming treaty refunds (and the time frame required for obtaining a refund) may differ from country to country. Non-Swiss resident holders should consult their own tax advisers regarding the procedures for claiming any refund of the Withholding Tax.

(b)	Income tax on distributions

A Swiss resident recipient of dividends (including dividends on liquidation and stock dividends) from Smith & Nephew Group (i.e. in circumstances where a valid Dividend Election in relation to his New Ordinary Shares does not subsist) generally is required to include such amounts in his personal income tax return. A Swiss corporate entity that owns at least 20 per cent. of the capital of Smith & Nephew Group or New Ordinary Shares with a market value of at least CHF2 million may qualify for the participation exemption. The dividends received which qualify for the participation exemption after certain expense allocation as defined by the applicable legislation are, in essence, Swiss tax exempt.

A non-Swiss resident holder is not liable for any Swiss federal, cantonal or municipal income taxes with respect to dividends or other distributions paid on the New Ordinary Shares merely as a result of holding the New Ordinary Shares other than the Withholding Tax to be withheld by Smith & Nephew Group from such dividends or other distributions.

(c)	Capital gains on disposals of shares

A Swiss resident who holds New Ordinary Shares as part of his private property is generally not subject to any Swiss federal, cantonal or municipal income taxation on gains realised upon the sale or other disposal of New Ordinary Shares. Private gains realised upon a repurchase of New Ordinary Shares by Smith & Nephew Group may, however, be re-characterised as taxable income if certain conditions are met. Book gains realised on New Ordinary Shares held as a business asset of a Swiss resident are included in the taxable income of such person.

Capital gains realised by a Swiss corporation owning at least 20 per cent. of the capital may be exempt under the participation exemption subject to conditions. Any such corporation should take its own professional advice on its tax position in respect of its holding of New Ordinary Shares.

A non-Swiss resident holder of New Ordinary Shares is generally not subject to any Swiss federal, cantonal or municipal taxation on gains realised on a sale or other disposal of New Ordinary Shares unless the New Ordinary Shares so disposed of can be attributed to a permanent establishment or fixed place of business maintained by such person within Switzerland during the relevant tax year.

(d)	Wealth and capital taxes

Holders of the New Ordinary Shares resident in Switzerland or otherwise subject to Swiss taxation (individuals or legal entities) are generally subject to annual wealth or annual capital taxes on this shareholding.

(e)	Securities issue and transfer tax

The issue of New Ordinary Shares by a Swiss legal entity is generally subject to a 1.0 per cent. one-time capital duty (issuance stamp tax). Smith & Nephew Group has elected to be treated as a Swiss resident for Swiss stamp tax purposes. In the case at hand, however, no one-time capital duty will be imposed since the transaction qualifies as a tax-exempt merger-like reorganisation. Any subsequent sale of New Ordinary Shares will be subject to the Swiss securities transfer tax, currently 0.15 per cent., (rate for Swiss securities), if such sale or transfer occurs through or with a Swiss bank or another Swiss securities dealer, as defined in the Swiss Federal Stamp Duty Law. In addition to this stamp duty, the sale of shares through or by a member of SWX may be subject to a stock exchange levy of 0.02 per cent. The Swiss securities transfer tax charges summarised above are in addition to the UK stamp duty and/or SDRT which will arise on sales or transfers of New Ordinary Shares regardless of the tax residence of the transferor or transferee, the place of execution of any transfer documentation, or the exchange on which the sale occurs. Further information on those UK charges is set out in paragraph 8.1 above.

(f)	Reclaim procedure for UK residents

UK residents who have not made, or are not deemed to have made, a valid Dividend Election in relation to their holding of New Ordinary Shares at the date of payment of a dividend by Smith & Nephew Group should consult their own tax advisors regarding the availability of, and procedure for claiming, any refund of the Swiss Withholding Tax on such dividends.

8.3	US taxation

The following paragraphs set out certain US federal income tax consequences of the ownership of New Ordinary Shares, Smith & Nephew Group ADSs, and Common Access Shares. The discussion below is limited to describing considerations that may be relevant to a “US holder” which, for purposes of this discussion, is a beneficial owner of New Ordinary Shares, Smith & Nephew Group ADSs or Common Access Shares, and who, for US federal income tax purposes, is

•	a US citizen or resident,

•	a corporation or partnership created or organized in or under the laws of the United States, or

•	an estate or trust treated as a United States person under Section 7701(a)(30) of the US Internal Revenue Code of 1986 (as amended), which we refer to as the “Internal Revenue Code”.

For US federal income tax purposes, a US holder of ADSs will be treated as the beneficial holder of the underlying shares represented by the ADSs. Accordingly, in the discussion below, no distinction will be made, for example, between a US holder of New Ordinary Shares and a US holder of Smith & Nephew Group ADSs.

This document does not address the tax consequences to US holders subject to special rules, such as persons operating clearance and/or depositary services, tax exempt entities, certain insurance companies, broker-dealers, financial institutions, traders in securities that elect to mark to market, holders liable for alternative minimum tax, holders that actually or constructively own (i) 10 per cent. or more of the voting shares of Smith & Nephew or Smith & Nephew Group, or (ii) 5 per cent. or more of the voting power or value of Smith & Nephew Group immediately after completion of the Centerpulse Offer, holders that hold New Ordinary Shares and Common Access Shares as part of a straddle or a hedging or conversion transaction or holders whose functional currency is not the US dollar. This discussion assumes that US holders of New Ordinary Shares and Common Access Shares hold their shares as capital assets. This discussion also does not apply to US holders who acquired their New Ordinary Shares and Common Access Shares through the exercise of employee share options or otherwise as compensation or through a tax-qualified retirement plan. In addition, special rules, not discussed in this document, may apply to persons investing in Smith & Nephew or Smith & Nephew Group through entities treated for US federal income tax purposes as partnerships, and those persons should consult their own tax advisors in that regard.

This discussion is based on the tax laws of the United States, including the Internal Revenue Code, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, as in effect on the date of this document, all of which are subject to change or change in interpretation, possibly with retroactive effect.

(a)	Transfer of New Ordinary Shares and Common Access Shares

Smith & Nephew Group Shareholders who sell or otherwise dispose of their New Ordinary Shares, will also be deemed to have sold their interest in the corresponding Common Access Shares. Generally such shareholders will recognize capital gain or loss for US federal income tax purposes equal to the difference between the US dollar value of the amount realized and their combined tax basis, determined in US dollars, in the New Ordinary Shares and Common Access Shares sold or disposed of. Capital gain of a non-corporate US holder is generally taxed at a maximum rate of 20 per cent. if the New Ordinary Shares and Common Access Shares were held for more than one year, or 18 per cent., if the holding period for the New Ordinary Shares and Common Access Shares (including, if relevant, the holding period attributable to the Centerpulse shares surrendered) begins after 31 December 2000, and the New Ordinary Shares and Common Access Shares are held for more than five years. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

(b)	Dividends and distributions

Whether a Smith & Nephew Group Shareholder receives a dividend with respect to his New Ordinary Shares or Common Access Shares, the gross amount of such dividend, before reduction for any withholding taxes, will be treated as ordinary income to the extent paid out of current or accumulated earnings and profits of the payor, as determined for US federal income tax purposes. Distributions in excess of such current and accumulated earnings and profits will be treated as a return of capital to the extent of such shareholders’ tax basis in his New Ordinary Shares or Common Access Shares, as the case may be, and thereafter as capital gain. In the case of a dividend with respect to the Common Access Shares, there is some uncertainty as to whether the foregoing determinations are made by reference to the earnings and profits of Smith & Nephew Group or Smith & Nephew. However, neither Smith & Nephew Group nor Smith & Nephew expects to pay any dividends that would cause this uncertainty to have any practical significance.

Dividends will be income from sources outside the United States for foreign tax credit limitation purposes, but generally will be “passive income” which is treated separately from other types of income for foreign tax credit limitation purposes. Dividends will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. The amount of the dividend distribution included in income of a US holder will be the US dollar equivalent of any dividend distributions made in a foreign currency, determined at the spot exchange rate on the date such dividend distribution is included in the income of the US holder, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend distribution is included in income to the date such dividend distribution is converted into US dollars will be treated as ordinary income or loss. Such gain or loss will generally be income from sources within the United States for foreign tax credit limitation purposes.

Subject to certain limitations, any tax withheld and paid over to a foreign government may be creditable against the US holder’s US federal income tax liability. To the extent a refund of the tax withheld is available to a US holder under the laws of the foreign jurisdiction, the amount of tax withheld that is refundable will not be eligible for credit against the US holder’s US federal income tax liability, whether or not the refund is actually obtained.

(c)	Backup withholding

In general, a non-corporate US holder of shares may be subject to US backup withholding tax at a rate of 30 per cent. (which rate is scheduled to be reduced periodically through 2006) on gain with respect to dividends paid within the United States and on proceeds from the disposal of New Ordinary Shares or Smith & Nephew Group ADSs, if the US holder:

•	fails to provide an accurate taxpayer identification number,

•	is notified by the US Internal Revenue Service regarding a failure to report all interest or dividends required to be shown on its federal income tax returns, or

•	in certain circumstances, fails to comply with applicable certification requirements.

A refund of any amounts withheld under the backup withholding rules that exceeds the US federal income tax liability of a US holder may be obtained by filing a refund claim with the US Internal Revenue Service.

9.	MATERIAL CONTRACTS

9.1	Smith & Nephew Group

The following contracts [6.C.20(a)(b)]are all the contracts (not being contracts entered into in the ordinary course of business) which have been entered into by Smith & Nephew Group within the two years immediately preceding the date of this document (or will in the case of the Deed of Consultation referred to in paragraph (c) below have been so entered into prior to the Scheme Effective Date) and are or may be material or have been entered into at any time by Smith & Nephew Group and contain provisions under which Smith & Nephew Group has any obligation or entitlement which is, or may be material to Smith & Nephew Group as at the date of this document:

(a)	a credit agreement (the “Credit Agreement”) dated 20 March 2003 between Smith & Nephew Group (formerly known as Meadowclean Limited), Smith & Nephew, T.J. Smith & Nephew Limited and Smith & Nephew Inc (as borrowers), Lloyds TSB Capital Markets and The Royal Bank of Scotland plc as arrangers, the financial institutions listed therein as original lenders (the “Original Lenders”) and The Royal Bank of Scotland plc as facility agent, pursuant to which the Original Lenders have agreed to make available multi-currency revolving credit facilities (the “Facilities”) in an aggregate principal amount of $2.1 billion, amongst other things, to finance the acquisition of Centerpulse and InCentive together in each case with incidental costs and expenses, refinance existing debt of the Group, the InCentive group of Companies and/or the Centerpulse group of Companies and for general corporate purposes of the group, including working capital requirements. The Facilities to finance the Offers may be drawn down upon the relevant Offer becoming unconditional. Drawings under the Facilities will bear interest at specified margins over LIBOR or EURIBOR (as the case may be) plus standard regulatory costs.

Facility A amounting to $650,000,000 terminates 364 days after the date of the Credit Agreement subject to the option to convert Facility A into a term loan facility. If Facility A is termed-out the new termination date must be on or before the date 24 months after the date of the Credit Agreement;

Facility B amounting to $650,000,000 is also available by way of sterling bills of exchange and terminates on the third anniversary of the date of the Credit Agreement;

Facility C amounting to $800,000,000 is also available by way of sterling bills of exchange and terminates on the fifth anniversary of the date of the Credit Agreement.

The Credit Agreement contains certain representations and warranties, covenants and events of default which are typical for this type of facilities agreement. However, there are only limited circumstances where breach of certain representations and warranties, covenants or the occurrence of certain events of default operate to limit the availability of funds under the Credit Agreement for the purpose of financing the Offers.

Commitment commission is payable on undrawn amounts from time to time under the Credit Agreement and arrangement and agency fees are also payable.

The Facilities are guaranteed by Smith & Nephew Group and Smith & Nephew Inc and will be guaranteed by Smith & Nephew following the Scheme coming into effect and by T.J. Smith & Nephew Limited after complying with the procedures set out in Section 155-158 of the Companies Act 1985 and following the Offers becoming unconditional certain members of the Centerpulse Group and/or the InCentive Group;

(b)	the Transaction Agreements, the terms of which are summarised in Part VII of this document; and

(c)	the Deed of Consultation, details of which are set out in Part VIII of this document.

9.2	Smith & Nephew

The following contracts are all of the contracts (not being contracts entered into in the ordinary course of business) which have been entered into by Smith and Nephew or any of its subsidiaries in the two years immediately preceding the date of this document (or will in the case of the Deed of Consultation referred to in paragraph (d) below have been so entered into prior to the Scheme Effective Date) and are or may be material or have been entered into at any time by Smith & Nephew or any of its subsidiaries and contain provisions under which Smith & Nephew or any of its subsidiaries has any obligation or entitlement which is, or may be material to Smith & Nephew or any of its subsidiaries as at the date of this document:

(a)	on 13 February 2002, Smith & Nephew and Oratec Interventions, Inc. (“Oratec”) entered into an agreement (the “Merger Agreement”) for Smith & Nephew to acquire Oratec by way of a tender offer to Oratec’s then shareholders. On completion of the acquisition, Oratec became part of Smith & Nephew’s endoscopy division.

Under the terms of the Merger Agreement, the directors of Oratec unanimously approved a cash tender offer by Smith & Nephew to acquire all of the issued shares at $12.50 per share. The cost to Smith & Nephew of acquiring the equity of Oratec was $310 million. Smith & Nephew funded the acquisition from then available bank facilities.

Oratec is a leading technology innovator in the development and marketing of radio frequency devices that use controlled thermal energy to treat joint and spine disorders through the cutting, removal and ablation or modification of damaged or stretched soft tissue.

Under the terms of the Merger Agreement and associated documentation, Smith & Nephew through its US subsidiary Smith & Nephew, Inc., was obliged to make a tender offer for all of Oratec’s ordinary shares before 25 February 2002 which closed in March 2002. The purchase of shares pursuant to the tender offer was followed by a merger in which each issued ordinary share of Oratec not tendered in the offer was converted into the right to receive $12.50 in cash. The tender offer was subject to customary conditions, including Smith & Nephew receiving tendered shares that represent at least a majority of Oratec’s issued shares on a fully diluted basis.

Oratec shareholders (including Oratec directors) owning approximately 13 per cent. of Oratec’s issued ordinary shares entered into agreements to tender their shares pursuant to the offer.

(b)	the Transaction Agreements, the terms of which are summarised in Part VII of this document;

(c)	the Credit Agreement, the terms of which are summarised in paragraph 9.1(a) of this Part X; and

(d)	the Deed of Consultation details of which are set out in Part VIII of this document.

9.3	Centerpulse[6.C.20]

The following contracts are all of the contracts (not being contracts entered into in the ordinary course of business) which have been entered into by a member of the Centerpulse Group in the two years immediately preceding the date of this document and are, or may be, material or have been entered into at any time by any member of the Centerpulse Group and contain provisions under which any member of the Centerpulse Group has any obligation or entitlement which is, or may be, material to the Centerpulse Group as at the date of this document. The agreements summarised in paragraphs 9.3(g) to (j) contain warranties and indemnities customary in agreements of that type:

(a)	Centerpulse, Centerpulse Orthopaedics Inc and Sulzer AG entered into the Settlement Agreement dated 13 March 2002, with class counsel in the matter styled, In Re Sulzer Hip Prosthesis and Knee Prosthesis Liability Litigation, MDL Docket No. 01-CV-9000 (MDL No. 1401), pending in the US District Court (N.D Ohio). See paragraph 10.3(a)(ii) below for further information.

(b)	Centerpulse, Sulzer AG and XL Winterthur International Insurance Switzerland (“Winterthur”) entered into an Indemnification and Release Agreement effective as of 14 March 2002, pursuant to which Winterthur agreed to remit directly to the Sulzer Settlement Trust the remaining balance (approximately $178.5 million) of the proceeds from liability insurance policies maintained by Sulzer Ltd and Centerpulse, for the policy year commencing 1 April 2001. In addition, Winterthur agreed to remit to the Sulzer Settlement Trust an amount ($40.0 million) representing a portion of the proceeds from liability insurance policies maintained by Centerpulse, for the policy year commending 1 April 2001. Finally, Centerpulse, agreed to indemnify Sulzer Ltd against all claims and liabilities of members of the settlement class who opted out of the class settlement.

(c)	Centerpulse Orthopaedics Inc. entered into a Settlement and Release Agreement with the United States of America effective as of 2 May 2002 concerning the Centers for Medicare and Medicaid Services (“CMS”) claims for reimbursement of medical items and services provided to Medicare beneficiaries in connection with the voluntary recall of the Inter-OpTM shells. Under the terms of the Settlement and Release Agreement, Centerpulse Orthopaedics Inc. agreed to reimburse the United States for up to $10,000 for hospital services and $5,000 for physicians services for each Medicare patient who has had a revision surgery. Payments to the United States are paid out of the Settlement Trust established for the administration of the Settlement Agreement. See paragraph 10.3(a)(ii) below for further information.

(d)	Centerpulse Orthopaedics Inc. and Centerpulse (as respondents) entered into a settlement agreement with L’Association D’Aide aux Victimes des Prothèses de la Hanche/The Hip Implants Victims’ Aid Association and Cora Cohen (as petitioners) dated 20 December 2002 whereby the parties agreed to settle the action upon the terms and conditions set forth in the Settlement Agreement at (a) above. Please see paragraph 10.3(a)(iii) below for further information.

(e)	Centerpulse and Sulzer AG entered into a Separation Agreement dated 6 July 2001, setting forth certain agreements of the parties regarding the Sulzer AG demerger from Centerpulse to the Sulzer AG shareholders. The agreement contains, amongst other things, provisions relating to the division between Centerpulse and Sulzer AG of tax and other liabilities, including liabilities relating to the use of the trademarks “Sulzer” and “SulzerMedica” incurred prior to the separation.

(f)

In October 2002, Centerpulse and Centerpulse Orthopaedics Inc. entered into a senior credit facility (the “Senior Credit Facility”) with a syndicate of bank lenders arranged by UBS Warburg Ltd pursuant to which an original principal amount of $635 million was borrowed which as of 31 December 2002, was paid down to $331 million. The amounts borrowed were applied in payment of obligations under the Settlement Agreement. Centerpulse and its consolidated subsidiaries have guaranteed payment under the credit facility. In addition, Centerpulse has pledged as repayment of the credit facility shares in material subsidiaries, material intellectual property, receivables, inventories, material real property, insurance claims and other material assets.

A default is triggered under the Senior Credit Facility upon change of control of Centerpulse. In basic terms a change of control is defined as (a) the acquisition of ownership, directly or indirectly, beneficially or of record, by any person or group of equity interests representing more than 35% of either the aggregate ordinary voting power of the aggregate equity value represented by the issued and outstanding equity interests in Centerpulse; and/or (b) occupation of a majority of the seats on the board of directors of Centerpulse by persons who were neither (i) nominated by the board of directors of Centerpulse; nor (ii) appointed by directors so nominated. The Transaction is expected to trigger this default, which gives the lenders wide ranging rights to demand repayment of the loans outstanding and to enforce their security over Centerpulse’s assets of the majority of the assets of the group unless the loans are promptly repaid.

(g)	Centerpulse USA Holding Co., Centerpulse and Microvena Corporation entered into a Stock Purchase Agreement dated as of 30 August 2002 for Microvena’s purchase of all of the shares of capital stock of Sulzer IntraTherapeutics Inc. for $95 million, subject to post-closing working capital adjustments. The transaction closed on 7 November 2002.

(h)	Centerpulse (UK) Holdings Ltd., Centerpulse, USA Holding Co., Centerpulse Germany Holding GmbH, Centerpulse and Terumo Corporation (“Terumo”) entered into a Share and Asset Purchase Agreement dated as of 3 October 2002 for Terumo’s purchase of Centerpulse’s vascular graft business, including the shares of capital stock of Sulzer Vascutek Ltd. and Sulzer Vascutek USA Inc, for $170 million, subject to post-closing working capital adjustments. The transaction closed on 17 November 2002.

(i)	Centerpulse USA Holding Co. (“Centerpulse USA”), Centerpulse, and SNIA, S.p.A. (“SNIA”) entered into a Stock Purchase Agreement dated as of 26 November 2002 for SNIA’s purchase of Centerpulse USA’s cardiovascular valve business, including all of the shares of capital stock of Sulzer Carbomedics Inc., Sulzer Mitroflow Corp., Sulzer Cardiovascular GmbH and Sulzer Cardiovascular BV, for $116 million, including $80 million in cash and $36 million in the form of a subordinated note, subject to post-closing working capital adjustments. The transaction closed on 21 January 2003.

(j)	Centerpulse entered into an underwriting agreement (the “Underwriting Agreement”) with UBS Warburg and InCentive (together with UBS Warburg, the “Underwriters”) on 27 September 2002, pursuant to which the Underwriters severally, but not jointly, agreed to underwrite the shares offered in connection with the capital increase with a rights offering (the “Offering”) of 1,822,408 registered shares of Centerpulse. The Offering was completed on 9 October 2002. Pursuant to the Underwriting Agreement, Centerpulse paid the Underwriters certain management and underwriting commissions based on the size of the Offering and the underwriting commitment, respectively. Centerpulse made certain customary representations and undertakings to the Underwriters, paid certain costs incurred by the Underwriters in connection with the Offering and also agreed to indemnify the Underwriters against certain liabilities in connection with the Offering. The proceeds of the Offering together with the funds drawn under the Senior Credit Facility were used to fund the Settlement Agreement in respect of the US class action implant litigation referred to in paragraph 10.3 below.

10.	[6.D.1]LITIGATION

10.1	Smith & Nephew Group litigation[6.D.8]

Since the date of its incorporation there have been no legal or arbitration proceedings nor, so far as Smith & Nephew Group is aware, are any such proceedings pending or threatened by or against Smith & Nephew Group or any of its subsidiaries which may have or have had during the twelve months preceding the date of this document, a significant effect on Smith & Nephew Group’s financial position.

10.2	Smith & Nephew litigation

Neither Smith & Nephew nor any of its subsidiaries are or have been involved in any legal or arbitration proceedings which may have, or have had during the 12 months preceding the date of this document, a significant effect on Smith & Nephew’s financial position and, so far as Smith & Nephew Group is aware, no such proceedings are pending or threatened against Smith & Nephew or any of its subsidiaries.

10.3	Centerpulse [6.D.8]litigation

Save as disclosed in paragraphs 10.3(a) – (e) below neither Centerpulse nor any of its subsidiaries is or has been involved in any legal or arbitration proceedings which may have, or have had during the 12 months preceding the date of this document, a significant effect on Centerpulse’s financial position and, so far as the Smith & Nephew Group Directors are aware, no such proceedings are pending or threatened against Centerpulse or any of its subsidiaries.

(a)	Product recall litigation

(i)	Background

On 5 December 2000, Centerpulse Orthopaedics Inc. (“COUS”, formerly Sulzer Orthopaedics Inc.), a subsidiary of Centerpulse located in Austin, Texas, issued a voluntary recall of certain lots of Inter-OpTM acetabular shells, a component of a hip implant manufactured and sold by COUS. The recall stemmed from an investigation of reports of early loosening of the shell from patients’ hipbones, followed by revision surgery. The investigation identified as potentially problematic approximately 39,000 shells manufactured between July 1997 and December 2000. On 17 May 2001, COUS sent a special alert to surgeons who had implanted a porous-coated tibial base plate in patients, advising them of adverse clinical outcomes reported by some surgeons.

Approximately 25,800 affected Inter-OpTM acetabular shells, 8,800 reprocessed Inter-OpTM shells and 1,600 affected tibial base plates were implanted in patients worldwide, with approximately 32,100 devices implanted in the United States, 1,200 in Canada and 2,900 in other countries. Accordingly, COUS and Centerpulse faced legal challenges worldwide to resolve cases and claims in connection with the recall and the special alert, with the main litigation procedures taking place in the United States and Canada.

(ii)	Litigation in the United States

Following the 5 December 2000 recall of Inter-OpTM shells and the 17 May 2001 special alert regarding tibial base plates, lawsuits were filed in both state and federal courts throughout the US against COUS alleging defective design, marketing and manufacture of its Inter-OpTM shell and tibial base plate. Plaintiffs also alleged claims against COUS for breach of express and implied warranties associated with these devices.

Between June and September 2001, the Judicial Panel on Multi-District Litigation consolidated and transferred all pending federal litigation relating to the Inter-OpTM shell and the tibial base plate to the U.S. District Court for the Northern District of Ohio (the “US Court”). In addition to the multi-district litigation proceeding in the federal court, a substantial number of lawsuits were filed in state courts around the country. In August 2001, in Nueces County, Texas, COUS defended the only recall-related lawsuit ever to go to trial. The jury in that lawsuit awarded three patients and their spouses a total of approximately USD 15 million. COUS subsequently appealed the judgment and later settled the lawsuit for a substantially reduced amount.

Also in August 2001, the US Court conditionally certified a class of affected product recipients and preliminarily approved a Class Action Settlement Agreement (the “Settlement Agreement”) that resolved all claims related to the affected products. This initial Settlement Agreement was modified in extensive negotiations over the succeeding seven months culminating in a final agreement reached through the combined efforts of attorneys for COUS and attorneys representing patients in both federal and state courts. The US Court granted preliminary approval of the modified Settlement Agreement on 13 March 2002 and final approval on 8 May 2002. Following the end of the appeal period on 5 July 2002 (by which time no appeals were filed), there should be no further challenges to the Settlement Agreement.

The Settlement Agreement established a Settlement Trust (the “Settlement Trust”) in order to pay claims in accordance with the terms of the Settlement Agreement. The Settlement Trust was funded with approximately USD 1.1 billion, of which Centerpulse contributed USD 725 million in cash on 4 November 2002. Centerpulse’s insurers and Sulzer AG, Centerpulse’s former parent company, funded the balance. The Settlement Trust is divided into five separate funds: the Medical Research and Monitoring Fund (USD 1.0 million); the Unrevised Affected Product Recipient Fund (USD 28 million), from which class members who have not undergone a revision surgery are entitled to receive USD 1,000; the Affected Product Revision Surgery Fund (USD 622.5 million), from which class members who have undergone revision surgery are entitled to receive USD 160,000 for each affected product that has been revised; the Extraordinary Injury Fund (USD 100 million), from which a class member who has experienced any of several specified complications related to an affected product may apply for benefits; and the Professional Services Fund (USD 244 million), which includes two sub-funds: the Subrogation and Uninsured Expenses Sub-Fund (USD 60 million), from which third-party payors and uninsured patients may be reimbursed their expenses up to USD 15,000 per affected product revision surgery; and the Plaintiffs’ Counsel Sub-Fund (USD 184 million), from which contingent-fee attorneys representing class members are entitled to receive up to USD 46,000 per revision and from which members of the Plaintiffs’ Liaison Counsel are eligible to be compensated.

COUS has entered into separate agreements with the Centers for Medicare and Medicaid Services (together, “Medicare”) and approximately 200 private insurers implementing a process for validating and paying claims for reimbursement of expenses from the Subrogation and Uninsured Expenses Sub-Fund. Pursuant to these agreements, Medicare and the private insurers receive a lump sum of no more than USD 15,000 for each patient for whom they are the primary payor.

The Settlement Agreement specifies certain cut-off dates after which class members who undergo a revision surgery for an affected product are no longer eligible to receive benefits as a consequence of that revision surgery. These dates are 5 June 2003 for class members implanted with an affected Inter-OpTM shell; 17 November 2003 for class members implanted with an affected tibial baseplate; and 8 September 2004 for class members implanted with a reprocessed Inter-OpTM shell. Patients whose reprocessed Inter-OpTM shell, a shell recovered in the voluntary recall and subjected to a newly validated cleaning and Inter-OpTM process prior to implantation, is revised prior to the cut-off date are entitled to class revision surgery benefits even though COUS believes that the reprocessed Inter-OpTM shells are entirely safe and effective.

Notwithstanding the settlement of the matters covered by the Settlement Agreement, Centerpulse may still have certain further liability in respect thereof.

Those class plaintiffs who opted out of the class action are entitled to assert or may continue to assert their individual claims against Centerpulse. As of 11 April 2003, 36 opt outs have not resolved their individual claims against Centerpulse. One of these is known to have undergone revision surgery, 31 do not appear to have undergone revision surgery and the status of four is unknown.

In addition, pursuant to the Settlement Agreement, Centerpulse agreed to fund 50 per cent. of the cost of providing benefits for each validated claim for revision surgery benefits in excess of 4,000 and 100 per cent. of the cost of providing benefits for each validated claim for reprocessed Inter-OpTM shell revision surgery benefits in excess of 64. As of 11 April 2003, the Claims Administrator for the Settlement Trust had received 4,362 claim forms in relation to hip implant and tibial base plate revision surgery and 150 claim forms for reprocessed hip implant revision surgery. The Claims Administrator has determined that for these classes of claims, 3,795 and 119 respectively are likely to be valid. It is not known at present how many more claims will be made or whether the remaining and future claims are valid and hence how many will qualify for settlement. Claims processing will continue throughout 2003, 2004 and 2005.

In addition, in the event that the USD 60 million Subrogation and Uninsured Expenses Sub-Fund is depleted, the Settlement Agreement provides that the Settlement Trust can apply to Centerpulse for additional funding.

(iii)	Litigation in Canada

In Canada, approximately 780 patients were implanted with a recalled Inter-OpTM shell and 453 reprocessed shells were sold in Canada, all of which were sold in Quebec and all plaintiffs are believed to be residents of Quebec. The total number of cases of revision surgery is believed to be approximately 110. On 7 May 2002, COUS agreed to a class action settlement in a lawsuit pending in Quebec Superior Court. The Quebec court granted preliminary approval of the class action settlement on 20 December 2002 and final approval on 28 March 2003, subject to the entry of a written order. The settlement calls for Centerpulse to pay USD 1,000 to each class member who has not undergone a revision surgery, USD 75,000 to each class member who has undergone a single revision of an affected product, USD 100,000 to each class member who has undergone two revisions of an affected product and USD 150,000 to each class member who has undergone three or more revisions of an affected product or who experienced any of several specified complications. Following final approval of the settlement, class members have 30 days during which to opt out of the class if they so choose. Prior to preliminary approval of the class settlement, COUS concluded individual settlements with 70 patients, representing what Centerpulse believes is the majority of Canadian patients whose recalled Inter-OpTM shell required revision surgery.

(iv)	Status outside the US and Canada

Outside the United States and Canada, approximately 140 affected product recipients in Australia, Austria, Belgium, France, Germany, Italy, Japan, Korea, Sweden and Switzerland had to undergo revision surgery. In some instances the patients who received affected hip or knee implants have brought claims against Centerpulse. Several of these claims have already been settled.

(v)	Related matters

Centerpulse Orthopaedics, Centerpulse and various other Centerpulse companies are defendants in a number of lawsuits in U.S. state and federal courts brought by patients implanted with Inter-OpTM hip implants and tibial base plate knee implants that were not affected products and therefore are not covered by the Settlement Agreement. Many of the lawsuits were filed prior to the finalization of the Settlement Agreement, apparently under the mistaken belief that the patient was implanted with an affected product. Following the announcement of the Settlement Agreement, some patients discovered that their implant is not an affected product. The company is aware of approximately 75 such lawsuits as of the current date, involving both patients who did and who did not undergo revision surgery. There may be additional such lawsuits that have not as yet come to the attention of the company, and additional such lawsuits may be filed in the future. The company believes that the products at issue in these lawsuits are not defective and intends to defend vigorously against any attempt to pursue these claims.

(b)	Joint Medical Products Corporation

Joint Medical Products Corporation, a division of Johnson & Johnson, filed a complaint on 28 January 1997, in the U.S. District Court for the District of Connecticut against Centerpulse USA Inc. and Centerpulse Orthopaedics. The suit alleged infringement of a patent owned by Joint Medical relating to an acetabular cup and polymeric insert used in hip prostheses and sought treble damages, attorneys’ fees and injunctive relief. In December 1997 (and as later amended in December 1999), the parties stipulated and the court ordered that the case be dismissed without prejudice and that the parties’ April 1995 agreement tolling the statute of limitations remain in effect pending the conclusion of a reissue proceeding in the US Patent and Trademark Office (the “USPTO”) involving the Joint Medical patent. A “reissue” proceeding is an administrative proceeding in which a patent owner surrenders his patent to the USPTO, alleging that a mistake was made during the original examination of the underlying patent application in the USPTO, and requests that the USPTO reissue a corrected patent. The USPTO then initiates a new examination proceeding in light of the information received from the patent owner and others. At this time, the company does not know whether or when the USPTO will reissue the Joint Medical patent or, since the patent claims may change during the reissue proceeding, what defences may be available to the company if the USPTO does reissue the Joint Medical patent. In the event that the USPTO reissues the Joint Medical Products patent, the company intends to defend itself vigorously against any allegations of infringement.

(c)	Dr. Gary Michelson

Dr. Gary Michelson initiated an arbitration proceeding against Spine-Tech in 2001 alleging breaches of a 1999 settlement agreement between the parties (the “1999 Agreement”), including Spine-Tech’s alleged failure to pay royalties due on sales of fusion cages to Smith & Nephew prior to the company’s acquisition of Spine-Tech in 1998 and Spine-Tech’s alleged omission of an attribution notice from certain publications as required by the terms of the 1999 Agreement. The 1999 Agreement provides for a USD 50,000 penalty payable by Spine-Tech for each incident of omission, and Dr. Michelson has alleged approximately 2,000 such incidents. The arbitration hearing is currently set for April 2003, and Spine-Tech intends to defend itself vigorously against Dr. Michelson’s allegations.

(d)	Guidant Corporation

By letter dated 21 March 2001, Guidant Corporation (“Guidant”) made a demand for indemnification against Centerpulse USA Holding Co. (“Holding Co.”) under the terms of the 1998 Stock and Asset Purchase Agreement (the “Guidant Agreement”) by which Holding Co. sold its electrophysiology business to Guidant. In the demand, Guidant asserted that it issued a physician advisory with respect to three models of Micron defibrillators (approximately 2,000 devices) manufactured by Sulzer Intermedics Inc. (“Intermedics”) and that, as a result thereof, the defibrillators are being replaced sooner than otherwise anticipated. Guidant made a demand against Holding Co. for the damages or losses allegedly suffered by Guidant or Intermedics. By letter dated 13 March 2002, Guidant asserted that the projected amount of its claim would be approximately USD 3.7 million, and made demand for payment of USD 2.1 million allegedly incurred as of that date. Holding Co. has responded by denying Guidant’s request for indemnification and by requesting additional information from Guidant with respect thereto. The company is aware of one lawsuit brought by a Micron recipient, Gerald Lavey, alleging that he suffered and continues to suffer damages and harm for which he seeks USD 1.5 million from Guidant and Intermedics. Guidant and Intermedics, in turn, have made demand against Holding Co. for indemnification under the Guidant Agreement for Lavey’s claim, and Holding Co. has denied that it is liable to indemnify Guidant and Intermedics. Centerpulse intends to defend itself vigorously in these matters.

(e)	Implant Innovations, Inc.

In March 2003, Implant Innovations, Inc. (“Implant”), a subsidiary of Biomet, Inc., served a complaint filed in the U.S. District Court for the Southern District of Florida against Centerpulse Dental. The suit alleges that various products of Centerpulse Dental, including its Integral™, Omniloc™, Spline™, Taper-Lock™, SpectraCone™, AdVent™, Screw-Vent™, and SwissPlus™ impression copings, healing abutments having matching emergence profiles, bone profiling tools, and abutment installation tools, infringe six of Implant’s patents and seeks treble damages, attorney fees, and injunctive relief. Centerpulse intends to defend itself vigorously against Implant’s allegations of infringement.

11.	[6.D.1]SUBSIDIARIES

11.1	Smith & Nephew Group

Smith & Nephew Group will act as the holding company of the Combined Group, the principal activity of which is the manufacture of medical devices. The Combined Group will have the following principal subsidiaries:

(a)    Smith & Nephew

Name	Registered office	Principal activity	Country [6E13(c)(i)]of operation and incorporation	% owned
United Kingdom
Smith & Nephew Healthcare Limited	Healthcare House, Goulton Street, Hull, HU3 4DJ, England	Medical devices	United Kingdom	100%
Smith & Nephew Medical Limited	P.O. Box 81, 101 Hessle Road, Kingston-Upon-Hull, HU3 2BN, England	Medical devices	United Kingdom	100%
T J Smith & Nephew Limited	P.O. Box 81, 101 Hessle Road, Kingston-Upon-Hull, HU3 2BN, England	Medical devices	United Kingdom	100%

Continental Europe
Smith & Nephew SA	25 boulevard Alexandre OYON, 72019 Le Mans, Cedex 2, France	Medical devices	France	100%
Smith & Nephew GmbH	Max Planck Str 1-3, D-34253 Lohfelden, Germany	Medical devices	Germany	100%
Smith & Nephew Srl	20041 Agrate Brianza, Via Colleoni n.13, Italy	Medical devices	Italy	100%

America
Smith & Nephew Inc	Suite 4900, Commerce Court West, Toronto, Ontario, M5L 1J3, Canada	Medical devices	Canada	100%
Smith & Nephew Inc	CT Corporation, 1201 Orange Street, Wilmington DE 19801, United States	Medical devices	United States	100%

Africa, Asia and Australasia
Smith & Nephew Pty Limited	315 Fern Tree Gully Road, Mount Waverly, Victoria, Australia	Medical devices	Australia	100%
Smith & Nephew KK	Shiba-Nikkei-Yuraku Bld., 1-10-13 Shiba, Minato-Ku, Tokyo 105-0014, Japan	Medical devices	Japan	100%

(b) Centerpulse

America
Centerpulse USA Inc.,	12 Greenway Plaza, Suite 1000, Houston, Texas 77046	Management	USA	100%
Centerpulse Orthopedics Inc.,	9900 Spectrum Drive, Austin, Texas 78717	Orthopaedics	USA	100%
Centerpulse Spine-Tech Inc.,	7375 Bush Lake Road, Minneapolis, Minnesota 55439	Spine-Tech	USA	100%
Europe
Centerpulse AG	Andreasstrasse 15, CH-8050, Zurich	Management	Switzerland	100%
Centerpulse Orthopedics Ltd	Altgasse 44 Postfach, CH-6340 Baar, Switzerland	Orthopaedics	Switzerland	100%

12.	SUMMARY OF MAIN INVESTMENTS

The following are summaries[6.D.11 ] of the main investments (including shares) made by the businesses of the Combined Group during the period since 1 January 2000:

12.1	Smith & Nephew

(a)	In January 2000, Smith & Nephew acquired the collagenase advanced woundcare business from BASF Pharma for £74 million.

(b)	In April 2001,[6.E.12] Smith & Nephew transferred its casting and bandaging and traditional woundcare businesses to a 50/50 joint venture with Beiersdorf AG, known as BSN Medical. The registered office of BSN Medical GmbH and Co. KG is Quickbornstrasse 24, 20253 Hamburg, Germany.

(c)	In April 2001, Smith & Nephew acquired the advanced woundcare business of Beiersdorf AG for £30 million.

(d)	In May 2001, Smith & Nephew acquired the anti-microbial woundcare business of Westaim BioMedical Corporation for an initial consideration of £12 million.

(e)	In March 2002, Smith & Nephew expanded its endoscopy business by acquiring Oratec Interventions, Inc., a medical device innovator in the use of controlled radio frequency energy to treat joint and spine disorders, for net £191 million.

(f)	In November 2002, Smith & Nephew acquired the interests it did not already own in the joint arrangements it had with Advanced Tissue Sciences Inc., for net £8 million. The principal arrangement relates to intellectual property rights to technology to develop products for the treatment of diabetic foot ulcers and the other wound indications.

12.2	Centerpulse

Centerpulse has selectively acquired companies to enhance its product portfolio and to build on its competitive and market leading positions in its chosen markets. The following are recent significant acquisitions:

(a)	Paragon Implant Company, Encino, Texas. Purchased for $102 million and integrated into the Dental Division on January 1, 2001. Paragon expanded the product, market and manufacturing scope of Sulzer Calcitek, with which it shares complementary product lines.

(b)	IntraTherapeutics Inc., St. Paul, Minnesota. Purchased for $145 million and integrated into the Cardiovascular Division on February 1, 2001. IntraTherapeutics Inc. introduced peripheral stents into the Cardiovascular Division’s product offering.

13.	PRINCIPAL ESTABLISHMENTS

The[6.D.4] Combined Group will have the following principal establishments:

Property address	Description	Building area sq. m.	Tenure
Smith & Nephew
Memphis, Tennessee	Orthopaedics HQ	52,300	Freehold
Andover, Massachusetts	Endoscopy HQ	7,200	Leasehold
Andover, Massachusetts	Manufacturing	10,400	Freehold
Mansfield, Massachusetts	Manufacturing	9,300	Leasehold
Oklahoma City, Oklahoma	Manufacturing	4,700	Leasehold
Palo Alto, California	Manufacturing	4,900	Leasehold
Hull, England	Wound Management HQ	47,400	Freehold
Largo, Florida	Manufacturing	11,300	Freehold
Centerpulse
Winterthur, Switzerland	Orthopaedics	23,400	Leasehold
Austin, Texas	Orthopaedics	19,500	Freehold
Munsingen, Switzerland	Orthopaedics	10,600	Freehold
Carlsbad, California	Dental	4,200	Leasehold
Minneapolis, Minnesota	Spine-Tech	3,900	Freehold
Freiburg, Germany	Orthopaedics	3,800	Leasehold
Baar, Switzerland	Orthopaedics	3,700	Leasehold
Calabassas, California	Dental	3,300	Leasehold
Etupes, France	Orthopaedics	3,300	Freehold

14.	MISCELLANEOUS

14.1	No significant change

(a)	[6.E.8]Save as disclosed in Note 17 to Part V there has been no significant change in the financial or trading position of Smith & Nephew Group since 28 February 2003, the end of the financial period for which its audited accounts have been prepared.

(b)	There has been no significant change in the financial or trading position of Smith & Nephew and its subsidiaries since 31 December 2002, the end of the last financial period for which the audited consolidated accounts of Smith & Nephew have been published.

(c)	Save in respect of the disposal of the cardiovascular division as disclosed in Note 33 to Section A of Part IV of this document there has been no significant change in the financial or trading position of Centerpulse and its subsidiaries since 31 December 2002, the end of the last financial period for which the audited consolidated accounts of Centerpulse have been published.

14.2	Working[3.10] capital

Smith[6.E.16] & Nephew Group is of the opinion that, following implementation of the Transaction and taking into account available bank and other facilities the Combined Group has sufficient working capital for its present requirements, that is, for at least the next 12 months from the date of this document.

14.3	Significant [6.D.2]New Products

Smith & Nephew

(a)	Orthopaedics

In 2002, Smith & Nephew’s orthopaedics business continued to introduce OXINIUM® technology across the knee product line, including the introduction of macrotextured components in the GENESIS® II and PROFIX™ knee systems. Smith & Nephew also introduced the ACCURIS™ minimally invasive unicompartmental knee system. In February 2003, the OXINIUM® femoral head was launched in the hip market. OXINIUM® technology expands the range of hip and knee implants with a low wear material that a surgeon can select.

In 2002, Smith & Nephew launched ORTHOGUARD AB™ anti-microbial pin sleeves designed to address pin tract infection which Smith & Nephew Group’s management believes is a significant complication in external fixation. The EXOGEN® unit was also introduced in 2002 as a more compact unit with a fixed treatment cycle. This ultrasound healing device targets the “fracture at risk” category.

(b)	Endoscopy

In March 2002, Smith & Nephew expanded its endoscopy business by acquiring Oratec Interventions, Inc., a medical device innovator in the use of radiofrequency thermal energy to treat joint and spine disorders through the cutting, removal, ablation or modification of damaged or stretched tissue. Smith & Nephew Group’s management believes that this will establish Smith & Nephew as a leader in radiofrequency technology for minimally invasive surgery and provide other endoscopic opportunities in a market segment that Smith & Nephew Group’s management believes is globally worth £75 million and growing at 10 per cent. annually.

In 2002, Smith & Nephew introduced the DYONICS® ELECTROBLADE® resector which provides simultaneous resection and coagulation of soft tissue. Also introduced was TWINFIX™ suture anchors, a specialised shoulder repair system for rotator cuff injuries available in both bioabsorbable and metal anchor versions.

In 2002, Smith & Nephew introduced a decompression catheter for lower back and leg pain associated with bulging or contained herniated discs. Smith & Nephew also introduced a bipolar cutting and ablation system for the VULCAN® system radiofrequency generator and the SAPHYRE™ for thermal modification of soft tissue.

Smith & Nephew also introduced its DIGITAL OR™ program, an integrated and fully functional operating room suite utilising central control, information and image Smith & Nephew Group’s management, multi-media broadcast and other endoscopic equipment that Smith & Nephew Group’s management believes enables hospitals and surgical centers to maximise performance.

(c)	Wound Management

In November 2002, Smith & Nephew acquired 100 per cent. of its former joint arrangements with Advanced Tissue Sciences Inc. to apply human tissue technology to the treatment of all skin wounds. The transaction has brought the full costs and benefits of two significant products, DERMAGRAFT® and TRANSCYTE®, into the Smith & Nephew group of companies. DERMAGRAFT® is a human dermal replacement designed as a treatment for diabetic foot ulcers. TRANSCYTE® is a temporary wound covering for the treatment of burns.

In 2002, Smith & Nephew launched DERMAGRAFT® in the United States. Smith & Nephew Group’s management believes that 88 per cent. of the outpatient population have been approved for Medicare reimbursement coverage.

During 2002, the business has utilised its network of selling companies to launch ACTICOAT® worldwide. Acticoat, acquired from Westaim of Canada in May 2001, is an antimicrobial barrier dressing incorporating nanocrystalline silver used in the treatment of burns or wounds. The silver reduces the risk of bacterial colonisation and acts to kill micro-organisms that can cause infection and prevent or retard healing.

During 2002, Smith & Nephew launched an improved ALLEVYN® adhesive hydrocellular dressing. Smith & Nephew Group’s management believes that ALLEVYN® is the largest selling dressing in its category in the world and that new shapes and designs will aid Smith & Nephew in maintaining this position. Also during the year, an improved design of the OPSITE® POST-OP range was launched. OPSITE® POST-OP is a water-resistant, post-operative dressing that Smith & Nephew Group’s management believes is the global market leader.

Centerpulse

(a)	Orthopaedics

Significant new products that have recently been introduced or are expected to be introduced in the medium term include:

•	UniSpacer™ Knee System, a minimally invasive device requiring no bone cuts introduced in the United States in 2001 and expected to be introduced in Europe in 2003.

•	Durasul®, a unique polyethylene product that received United States Food and Drug Administration clearance for hip applications in February 1999, for large heads in March 2000, and for knee and patella applications in October 2000.

•	Minimally invasive surgical techniques and instruments specifically designed for minimally invasive surgery applications in hip and knee surgeries.

•	Modular Oncology and Severe Trauma (MOST™) oncology products, a system designed to enable patients facing severe bone loss to regain the use of a limb.

•	Revitan™ Modular hip revision system, a modular system enabling the restoration of hip functionality in revision cases.

•	Durasul® Large Diameter head system to enhance stability and range of motion while resisting wear and aging.

•	Durom™ Hip Resurfacing System, an implant system based on the Metasul® technology designed to provide high levels or joint stability as well as range of motion.

•	Pedestal Cup, an innovative concept for revision in case of extensive pelvic defects.

•	Computer Tomography-less Computer-Aided Surgery (navigation system) for knee and hip applications.

•	The RETi Lock cup with an advanced surface coating.

•	A US designed modular hip. A cemented tibia for the Natural Knee. A constrained liner for hip applications; and Anatomical™ shoulder, a shoulder implant with a press-fit option, which gives surgeons greater ability to match each patient’s unique anatomy and condition.

(b)	Spine – Tech

Significant new products that are expected to be introduced to the market in the medium term are:

•	BAK™/Vista™, a radiolucent, stand-alone lumbar, interbody fusion cage to be introduced in the United States.

•	ST360°™, a pedicle screw and rod system for treating degenerative discs, tumors and trauma in the lumbar spine to be introduced in the United States.

•	Dynesys®, a pedicle screw and flexible connector system for internal stabilization of the spine to be introduced in the United States.

(c)	Dental

Significant new products that are expected to be launched in the medium term include:

•	PureForm Ceramic Abutment, an anatomically-shaped ceramic coping system that will allow for aesthetic restorations.

•	Atlantis Custom Abutments, patient-specific titanium abutments created by three-dimensional laser scans and custom milling, available through a distribution agreement with Atlantis Components, Inc.

•	New Drills, a redesign of existing reusable drills and the addition of a disposable drill offering cutting efficiency and depth visibility will be improved for reusable drills.

•	New Packaging/Delivery Systems, major modifications to packaging and delivery tools to improve performance, reduce space requirements and minimize user fatigue.

•	J-Block Allograft, a block form of the Puros® grafting material that can be used in bone grafting to augment deficient sites; Composite Abutment, an abutment manufactured from advanced composites that allows for improved aesthetics but easier preparation as compared to ceramic systems.

•	New Platform Implant, new implant designed to enhance ease of use, aesthetics, surface technologies and implant-abutment connection.

14.4	Research and development

(a)	Smith &[6.D.7] Nephew

Smith & Nephew’s research and development is directed towards orthopaedics, endoscopy and advanced wound management. Consolidated expenditure on research and development amounted to £61 million in 2002 (2001 - £51 million, 2000 - £46 million), representing 5.5 per cent. of sales revenues.

The principal research facility is located in York, England. Smith & Nephew’s research program seeks to underpin the longer term technology requirements for its businesses and to provide a flow of innovative product concepts.

Product development programs are carried out at Smith & Nephew’s principal manufacturing locations, notably in Memphis, Tennessee (orthopaedics), Andover and Mansfield, Massachusetts (endoscopy) and Hull, England. In-house research is supplemented by work performed by academic institutions and other external research organisations principally in the United Kingdom and the United States.

(b)	Centerpulse

To maintain its position as a technological innovator, Centerpulse conducts research and development on a variety of levels. The Company’s principal research and development activities are conducted by the Company’s individual operating companies for product-specific research and development.

Centerpulse’s current research and development focus includes new materials, biologics and minimally invasive forms of treatment for diseases and injuries, which currently require invasive surgery. Centerpulse’s research and development programs are also presently investigating enhancements to the metallic and polyethylene components of implants and instrument products with a view to increasing their strength and resistance to corrosion, oxidation and fatigue, and bearing surface improvements to artificial joints.

Consolidated expenditure on research and development amounted to CHF 94 million in 2002 (2001 – CHF 130 million, 2000 – CHF 108 million)

14.5	Expenses

The total[6.B.15(i)] costs and expenses relating to the Transaction (including bank facility fees of £5 million) payable by Smith & Nephew Group are estimated to amount to £55 million (including VAT).

14.6	Assumptions

(a)	The information in relation to Smith & Nephew Group in this Part X has been prepared on the basis of the following assumptions, except where expressly stated to the contrary:

•	the resolutions to be proposed at the Court Meeting and the Extraordinary General Meeting are passed by the requisite majority without material amendment;

•	the Scheme and the cancellation of the Preference Shares are sanctioned without material amendment at the Court Hearing, the Scheme becomes effective in accordance with its terms and the Preference Shares are cancelled and repurchased in accordance with the resolution set out in the notice of Extraordinary General Meeting;

•	all InCentive Shareholders tender their entire holdings of InCentive Shares, amounting in aggregate to 2,147,202 InCentive Shares, into the InCentive Offer and do not withdraw such InCentive Shares;

•	the number of Smith & Nephew Ordinary Shares in issue on 17 April 2003 was 929,577,252 and that no further Smith & Nephew Ordinary Shares are issued between 17 April 2003 and the Settlement Date;

•	no further InCentive Shares are issued between 17 April 2003 and the Settlement Date;

•	all Centerpulse Shareholders tender their entire holdings of Centerpulse Shares, amounting in aggregate to 11,867,478 Centerpulse Shares, into the Centerpulse Offer and do not withdraw such Centerpulse Shares;

•	that 8,748 New Ordinary Shares will need to be issued to fund the redemption (as referred to in paragraph 3.6(f) of this Part X) of the 36,699 redeemable preference shares of £1 each in Smith & Nephew Group; and

•	no further Centerpulse Shares are issued between 17 April 2003 and the Settlement Date whether pursuant to the Centerpulse Share Option Schemes or otherwise.

(b) The	information in relation to Smith & Nephew in this Part X has been prepared on the basis of the assumption, except where expressly stated to the contrary, that the aggregate number of Smith & Nephew Ordinary Shares in issue on 17 April 2003 was 929,577,252 and no further Smith & Nephew Ordinary Shares are issued prior to the Settlement Date, whether pursuant to the Smith & Nephew Share Schemes or otherwise.

(c) The	information in relation to Centerpulse in this Part X has been prepared on the basis of the assumption, except where expressly stated to the contrary, that the aggregate number of Centerpulse Shares in issue on 17 April 2003 was 11,867,478 (excluding 41,835 treasury shares held by Centerpulse) and no further Centerpulse Shares are issued prior to the Settlement Date, whether pursuant to the Centerpulse Share Option Schemes or otherwise.

(d) The	information in relation to InCentive in this Part X has been prepared on the basis of the assumption, except where expressly stated to the contrary, that the aggregate number of InCentive Shares in issue on 17 April 2003 was 2,147,202 and no further InCentive Shares are issued prior to the Settlement Date.

14.7	Consents

(a)	Lazard has given and not withdrawn its written consent to the issue of this document with the inclusion herein of the references to its name, in the[6.A.9] form and context in which it appears.

(b)	BDO Stoy Hayward has given and not withdrawn its written consent to the inclusion in this document of its name, reports and references to them in the form and context in which they appear having also authorised the contents of its report for the purposes of Regulation 6 of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

14.8	Financial information

(a)	Smith & Nephew

The[6.A.5] financial information set out in this document relating to Smith & Nephew does not constitute statutory accounts of Smith & Nephew within the meaning of section 240 of the Act. Ernst & Young LLP, registered auditors, Becket House, 1 Lambeth Palace Road, London SE1 7EU have reported upon the statutory accounts of Smith & Nephew for each of the three financial years ended 31 December

2002 within the meaning of section 235 of the Act. Each such report was unqualified within the meaning of section 262(1) of the Act and did not contain a statement under sections 237(2) or (3) of the Act. Statutory accounts of Smith & Nephew for each of such financial years have been delivered to the Registrar of Companies in England and Wales pursuant to section 242 of the Act.

(b)	Centerpulse

The financial information set out in this document relating to Centerpulse has been extracted, without material adjustment, from the full audited consolidated financial statements of Centerpulse, formerly Sulzer Medica, AG for those periods. PricewaterhouseCoopers AG, Zürcherstrasse 46, 8401 Winterthur (Switzerland), has made a report under Article 731a of the Swiss Code of Obligation in respect of those consolidated financial statements for each of the years ended 31 December 2000, 2001 and 2002.

In the audit opinion given relating to the consolidated financial statements for the year ended 31 December 2001, the following emphasis of matter paragraph was included: “Without qualifying our opinion we draw your attention in accordance with the International Standards on Auditing (ISA) to the following: as described in Note 9 to the consolidated financial statements, on 13 March 2002 Centerpulse has reached a tentative settlement agreement with the patients in the USA affected by defective hip and knee implants. The Group’s estimate of costs directly related to this tentative settlement agreement amounts to USD 873 million and is recognised in the 2001 consolidated financial statements. As a result of the uncertainties existing in connection with this pending litigation, the ultimate outcome of this matter cannot presently be determined. This emphasis of matter represents, in contrast to the ISA, a qualification in accordance with the auditing standards promulgated by the Swiss profession.” No such emphasis of matter paragraph under ISA or qualification under the auditing standards promulgated by the Swiss profession was included in the audit opinion given relating to the financial statements for the years ended 31 December 2000 and 2002.

(c)	Smith & Nephew Group

The financial information set out in this document relating to Smith & Nephew Group (formerly Smith & Nephew Group Limited, formerly Meadowclean Limited) does not constitute statutory accounts of Smith & Nephew Group within the meaning of section 240 of the Act. KPMG Audit Plc chartered accountants and registered auditors, 78 Salisbury Square, London EC4Y 8BB, have reported upon the statutory accounts of Smith & Nephew Group for the period 8 January 2002 (date of incorporation) to 28 February 2003 within the meaning of section 235 of the Act. The report was unqualified within the meaning of section 262(1) of the Act and did not contain a statement under section 237(2) or (3) of the Act. Statutory accounts of Smith & Nephew Group have been delivered to the Registrar of Companies in England and Wales pursuant to section 242 of the Act.

14.9	Registrars[6.B.14 ], receiving bankers and exchange agent

The registrars of Smith & Nephew and Smith & Nephew Group are Lloyds TSB Registrars of The Causeway, Worthing, West Sussex BN99 6AN.

The Swiss Exchange agent of Smith & Nephew and Smith & Nephew Group is Lombard Odier Darier Heutsch & Cie of 11 rue de la Corraterie, CH-1211 Geneva 11, Switzerland.

14.10	Dependency[6.D.6 ] on patents

(a)	Smith & Nephew

Smith & Nephew management believes that the Current Group’s active policy concerning intellectual property rights promotes innovation in its businesses. Smith & Nephew has a policy of protecting, with patents, the results of the research and development carried out throughout the Current Group. Patents have been obtained for a wide range of products, including those in the fields of advanced wound management, orthopaedic and endoscopic technologies. Patent protection for Current Group products is routinely sought in the Current Group’s principal markets. Currently, the Current Group’s patent portfolio stands at over 2,450 existing patents and patent applications.

Smith & Nephew also has a policy of protecting the Current Group’s products in the markets in which they are sold by registering trade marks as soon as possible under local laws. The Current Group vigorously protects its trade marks against infringement and currently is not aware of any significant infringement of its trade mark registrations. The present trade mark portfolio of the Current Group consists of over 4,200 trade marks and design rights.

In addition to maintaining a policy of protecting its market position by the filing and enforcement of patents and trademarks, Smith & Nephew has a policy of opposing third party patents and trademarks in those areas that might conflict with the Current Group’s business interests.

In the ordinary course of its business, the Current Group enters into a number of licensing arrangements with respect to its products. None of these arrangements individually is considered material to the operations and the financial results of the Current Group.

(b)	Centerpulse

Patents are important to the success of Centerpulse’s intellectual property-intensive business. Centerpulse also relies upon trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain its competitive position. Centerpulse protects its proprietary rights through a variety of methods, including confidentiality agreements and proprietary information agreements with vendors, employees, consultants and others who have access to its proprietary information.

Centerpulse owns approximately 331 issued US patents, 135 pending US patent applications, 1,040 issued non-US patents and 575 pending non-US patent applications. Centerpulse has also taken licences for 52 issued US patents, 25 pending US patent applications, 183 issued non-US patents and 139 pending non-US patent applications, which relate to aspects of the technology incorporated in many of Centerpulses’s products. Centerpulse often attempts to enhance its position in the marketplace by precluding its competitors from using or otherwise exploiting its technology.

Centerpulse’s patent strategy is to file patent applications for new products and, in some cases, additional patent applications covering new aspects or modifications of, or line extensions to, its products. As a result, established product lines that have been subject to modification or extension may be covered by different patents for more than 20 years, which is the maximum duration of any particular patent in many countries, including the United States. Centerpulse does not believe that the expiration of any one or more of its patents in the next five years will have a material adverse effect on the sales of its products.

Centerpulse is also party to several licence agreements with unrelated third parties pursuant to which it has obtained, usually for the life of the licensed patent, the exclusive or non-exclusive right to these patents in consideration for royalty payments. In addition, Centerpulse owns or has licensing rights to a number of trademarks.

While Centerpulse does not believe that it is currently infringing any valid intellectual property rights of third parties, it is presently party to several cases related to intellectual property rights and it cannot guarantee that other companies will not, in the future, pursue claims relating to the infringement of, or otherwise relating to, patents, trademarks or other proprietary rights against it.

Following its spin-off from Sulzer AG in July 2001, Centerpulse commenced a programme of re-branding its group company names. Centerpulse may continue to use the names “Sulzer,” “SulzerMedica” and “Sulzer Medica” in trademarks, corporate names and/or trade names until 30 June 2003. Royalties of approximately 0.2 per cent. of Centerpulse’s consolidated sales are paid to Sulzer under these licence agreements.

14.11	Other relevant exchanges

(a)	[6.B.19 ]The ADSs will be traded on the NYSE by means of an American Depositary Receipt facility.

(b)	Application will be made for the New Ordinary Shares to be traded on the Swiss Stock Exchange.

15.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following[6.C.7 ] documents will be available for inspection during normal business hours on any weekday (Saturdays and public holidays excepted) at the offices of Ashurst Morris Crisp, Broadwalk House, 5 Appold Street, London EC2A 2HA up to and including 24 June 2003:

(a)	the memoranda and articles of[6.C.7(a) ] association of Smith & Nephew and Smith & Nephew Group;

(b)	the audited [6.C.7(g) ]consolidated accounts of Smith & Nephew for the three financial years ended 31 December 2002;

(c)	the audited consolidated accounts for Centerpulse for the three financial years ended 31 December 2002;

(d)	the accounts of Smith & Nephew Group for the period ended 28 February 2003;

(e)	the Scheme Document;

(f)	the material contra[6.C.7(c) ]cts referred to in paragraph 9 above;

(g)	the [6.C.7(d)]Transaction Agreements;

(h)	the service contracts and lette[6.C.7(c) ]rs of appointment referred to in paragraph 7.5 above;

(i)	the letters of consent referred to in pa[6.C.7(c) ]ragraph 14.7 above;

(j)	the deposit agreement and the form of Smith & Nephew Group ADR referred to in Part IX;

[6.C.7(b)](k)	the rules of the Smith & Nephew Group Share Schemes;

(l)	the irrevocable undertakings referred to in paragraph 6 of Part II;

(m)	the Accountants’ Report of BDO Stoy Hayward on Smith & Nephew Group;

(n)	the BDO Stoy Hayward letters set out in Parts IV and VI of this document;

(o)	the Deed of Consultation and the Trust Deed;

(p)	the summary listing particulars dated 24 April 2003;

(q)	the Centerpulse Offer Document;

(r)	the Incentive Offer Document;

(s)	the Form F-4;

(t)	the explanatory leaflet dated 24 April 2003 accompanying the documents sent to Smith & Nephew Ordinary Shareholders; and

(u)	this document.

Dated 24 April 2003

PART XI

DEFINITIONS

“Accepting Shareholders”	Centerpulse Shareholders and InCentive Shareholders who validly accept, respectively, the Centerpulse Offer and the InCentive Offer in accordance with the terms of the Offer Documents

“Access Trust”	the bare trust the trustee of which is Smith & Nephew Trustee Limited, which holds the Common Access Shares on trust for the holders of New Ordinary Shares

“Act”	the Companies Act 1985, as amended

“Admission”	the admission of the New Ordinary Shares to the Official List and to trading on the London Stock Exchange’s market for listed securities becoming effective

“ADR”	an American depositary receipt

“ADS”	an American depositary share

“Australia”	the commonwealth of Australia, its states, territories and possessions

“Canada”	Canada, its possessions, provinces and territories and all areas subject to its jurisdiction or any political subdivision thereof

“Centerpulse”	Centerpulse AG

“Centerpulse ADSs”	ADSs of Centerpulse, each of which represents 0.1 of a Centerpulse Share

“Centerpulse Directors”	the directors of Centerpulse, and Centerpulse Director means any one of them

“Centerpulse Group”	Centerpulse and its subsidiary undertakings

“Centerpulse Offer”	the public offer being made by Smith & Nephew Group for the Centerpulse Shares on the terms and conditions set out in the Centerpulse Offer Document

“Centerpulse Offer Document”	the offer document to be dated 25 April 2003 relating to the Centerpulse Offer

“Centerpulse Shareholders”	holders of Centerpulse Shares

“Centerpulse Share Option Schemes”

the Sulzer Medica Long-Term Stock Option Plan, the Sulzer Medica 2001 Stock Option Plan, the Sulzer Medica 1997 Management Stock Option Plan, the Centerpulse 2003 Long-Term Stock Option Plan and the Centerpulse 2003 Stock Option Plan

“Centerpulse Shares”

the existing publicly held registered shares in Centerpulse with a nominal value of CHF 30 and any further such shares which are unconditionally allotted or issued (including pursuant to the exercise of options under the Centerpulse Share Option Schemes) while the Centerpulse Offer remains open for acceptance or by such earlier date as Smith & Nephew may determine

“Centerpulse Transaction Agreement”	the transaction agreement between (1) Smith & Nephew, (2) Smith & Nephew Group and (3) Centerpulse dated 20 March 2003, further details of which are set out in Part VII of this document

“certificated” or “in certificated form”	where a share or other security is not in uncertificated form

“CHF”	the lawful currency for the time being of Switzerland

“Closing Price”	the middle market quotation of the relevant share as derived from the Official List as at 17 April 2003 (being the latest practicable date prior to the publication of this document)

“Combined Group”	Smith & Nephew Group, Smith & Nephew, Centerpulse and InCentive, and their respective subsidiaries

“Committee”

a committee of the board of directors of Smith & Nephew, or (as the case may be) Smith & Nephew Group comprised exclusively of non-executive directors responsible for reviewing the remuneration arrangements of executive directors and senior executives of the Current Group and following completion of the Transaction of the Combined Group

199

“Common Access Shares”	common access shares of 0.001 pence each in the capital of Smith & Nephew

“Companies Act”	the Companies Act 1985, as amended

“Court”	the High Court of Justice of England & Wales

“Court Hearing”	the hearing of the petition to the Court to sanction the Scheme and sanction the cancellation of the Preference Shares

“Court Meeting”	the meeting of the Smith & Nephew Ordinary Shareholders convened by direction of the Court pursuant to section 425 of the Act for Monday 19 May 2003

“CREST”	the computerised settlement system to facilitate the transfer of title to shares in uncertificated form, operated by CRESTCo

“CRESTCo”	CRESTCo Limited

“Current Group”	Smith & Nephew and its subsidiary undertakings

“Deed of Consultation”	the deed to be made between Smith & Nephew Group and Smith & Nephew, described in Part VIII of this document

“Depositary”	the Bank of New York or its successor from time to time as the depositary of the Smith & Nephew ADSs

“EBITA”	earnings before interest, tax and amortisation of goodwill

“EBITDA”	earnings before interest, tax, depreciation and amortisation of goodwill

“Extraordinary General Meeting”	the extraordinary general meeting of Smith & Nephew to be held on 19 May 2003, notice of which is set out in the Scheme Document

“Hearing Date”	the date of the Court Hearing

“IFRS”	International Financial Reporting Standard (issued by the International Accounting Standards Board)

“InCentive”	InCentive Capital AG

“InCentive Directors”	the directors of InCentive, and InCentive Director means any one of them

“InCentive Offer”	the public offer being made by Smith & Nephew Group for the InCentive Shares on the terms and conditions set out in the InCentive Offer Document

“InCentive Offer Document”	the offer document to be dated 25 April 2003 relating to the InCentive Offer

“InCentive Shareholders”	holders of InCentive Shares

“InCentive Shares”	shares of CHF 20 each in the share capital of InCentive

“InCentive Tender Agreement”

the tender agreement between (1) Smith & Nephew, (2) Smith & Nephew Group and (3) the Major InCentive Shareholders dated 20 March 2003, further details of which are set out in Part VII of this document

“InCentive Transaction Agreement”	the transaction agreement between (1) Smith & Nephew, (2) Smith & Nephew Group and (3) InCentive dated 20 March 2003, further details of which are set out in Part VII of this document

“Japan”	Japan, its cities, prefectures, territories and possessions

“Lazard”	Lazard & Co., Limited

“Listing Rules”	the Listing Rules of the UK Listing Authority

“London Stock Exchange”	London Stock Exchange plc or its successor

“Major InCentive Shareholders”	René Braginsky, Hans Kaiser, Zurich Versicherungs – Gesellschaft and Institutional Investors International Corp and Major InCentive Shareholder means any one of them

“New Ordinary Shares”	ordinary shares of 12.5 pence each in Smith & Nephew Group

“NYSE”	New York Stock Exchange, Inc.

“Offer Documents”	the Centerpulse Offer Document and the InCentive Offer Document

“Offer Period”

the period from 25 April 2003 until the earlier of (i) 4.00 p.m. (Swiss time) 24 June 2003 (or any later date, including the statutory extension period, during which the Offers may be accepted) and (ii) the date on which the Offers lapse

“Offers”	the Centerpulse Offer and the InCentive Offer

“Official List”	the Official List of the UK Listing Authority

“Preference Shareholders”	holders of Preference Shares

“Preference Shareholders’ Meeting”	the meeting of Preference Shareholders convened for 10.00 a.m. on 19 May 2003

“Preference Shares”	the 5.5 per cent. cumulative preference shares of Smith & Nephew

“Proposed Directors”	Dr. Max Link and René Braginsky

“Register”	the register of members of Smith & Nephew Group required to be kept by the Act

“Retiring Directors”	Pierre-André Chapatte and Antoine Vidts

“Scheme Document”	the circular to Smith & Nephew Ordinary Shareholders dated 24 April 2003 in relation to the Scheme

“Scheme” or “Scheme of Arrangement”

the proposed scheme of arrangement under section 425 of the Act set out in Part III of the Scheme Document in its original form or with or subject to any modification thereof or addition thereto or condition approved or imposed by the Court

“Scheme Effective Date”	the date the Scheme becomes effective, expected to be Tuesday 24 June 2003

“Scheme Record Date”	the last day of dealings in Smith & Nephew Ordinary Shares and Smith & Nephew ADSs, expected to be Tuesday 24 June 2003

“Scheme Shareholder”	a holder of Scheme Shares

“Scheme Shares”

(a)  allSmith & Nephew Ordinary Shares in issue at the date of this document;

(b)  all(if any) additional Smith & Nephew Ordinary Shares issued after the date of this document but prior to the Court Meeting in respect of which the holders are entitled to vote thereat; and

(c)    all (if any) further Smith & Nephew Ordinary Shares which may be issued after the passing of the second resolution to be proposed at the Extraordinary General Meeting but at or before 5.30 p.m. on the business day prior to the date of the Court Hearing either on terms that the original or any subsequent holders shall be bound by the Scheme or in respect of which the holders shall have agreed in writing to be bound by the Scheme but excluding the one issued Ordinary Share (which is to be reclassified as a ‘B’ Ordinary Share at the Scheme EGM) to be held by Smith & Nephew Group

“SEC”	the US Securities and Exchange Commission

“Settlement Date”	the date on which settlement is due under, respectively, the Centerpulse Offer and the InCentive Offer

“Smith & Nephew”	Smith & Nephew plc

“Smith & Nephew ADRs”	ADRs of Smith & Nephew, evidencing Smith & Nephew ADSs

“Smith & Nephew ADSs”	ADSs of Smith & Nephew, each of which represents ten Smith & Nephew Ordinary Shares

“Smith & Nephew Board” or “Smith & Nephew Directors”

Dudley Graham Eustace, Christopher John O’Donnell, Peter Hooley, Dr. Pamela Josephine Kirby, Warren Decatur Knowlton, Brian Paul Larcombe, Sir Timothy Lankester, Richard Urbain de Schutter and Dr. Rolf Wilhelm Heinrich Stomberg

“Smith & Nephew Group”	Smith & Nephew Group plc

“Smith & Nephew Group ADRs”	ADRs of Smith & Nephew Group, evidencing Smith & Nephew Group ADSs

“Smith & Nephew Group ADSs”	ADSs of Smith & Nephew Group, each of which will represent ten New Ordinary Shares

“Smith & Nephew Group Board” or “Smith & Nephew Group Directors” or “Directors”	the directors of Smith & Nephew Group, whose names are set out on page (i) of this document and the Retiring Directors

“Smith & Nephew Group Shareholders”	holders of New Ordinary Shares

“Smith & Nephew Group Share Schemes”	the 2003 UK Sharesave Plan, the 2003 International Sharesave Plan, the 2003 UK Approved Plan, the 2003 Unapproved Plan, the 2003 US Plan and the 2003 ESPP and the 2003 LTIP

“Smith & Nephew Ordinary Shareholders”	holders of Smith & Nephew Ordinary Shares

“Smith & Nephew Ordinary Shares”	ordinary shares of 12 2/9 pence in Smith & Nephew

“Smith & Nephew Share Schemes”

the Smith & Nephew Sharesave Plan (2002), the Smith & Nephew International Sharesave Plan (2002), the Smith & Nephew Dutch Sharesave Plan (2002), the Smith & Nephew Belgian Sharesave Plan (2002), the Smith & Nephew French Sharesave Plan (2002), the Smith & Nephew Italian Sharesave Plan (2002), the Smith & Nephew 2001 UK Approved Share Option Plan, the Smith & Nephew 2001 UK Unapproved Share Option Plan, the Smith & Nephew 2001 US Share Plan, the Smith & Nephew 1991 Overseas Employee Share Option Plan, the Smith & Nephew 1990 International Executive Share Option Scheme, the Smith & Nephew 1985 Share Option Scheme, the Smith & Nephew US Employee Stock Purchase Plan, the Smith & Nephew Employee Share Option Scheme and the Smith & Nephew Long Term Share Incentive Plan

“sterling”, “£” or “GBP”	the lawful currency for the time being of the UK

“STOB”	the Swiss Takeover Board

“Subdivided Common Access Shares”	the Common Access Shares in the capital of Smith & Nephew following the Subdivision

“Subdivided Ordinary Shares”	the ordinary shares of 12.2212 recurring pence each in the capital of Smith & Nephew following the Subdivision

“Subdivided Shares”	the Subdivided Ordinary Shares and the Subdivided Common Access Shares

202

“Subdivision”	the subdivision of the Scheme Shares to create the Subdivided Ordinary Shares and the Subdivided Common Access Shares effected pursuant to the Scheme

“Summary Listing Particulars”	the summary listing particulars prepared pursuant to the Listing Rules in connection with the Scheme and the Offers

“Swiss Clearing System”	SIS Sega Intersettle AG or any of its successors in title, or any other Swiss Clearing System as the Smith & Nephew Group Directors may identify from time to time

“Transaction”	the Scheme and the Offers

“Transaction Agreements”	the InCentive Transaction Agreement, the Centerpulse Transaction Agreement and the InCentive Tender Agreement

“Trust Deed”	the trust deed to be made by the Trustee prior to the Scheme Effective Date, described in Part VIII of this document

“Trustee”	Smith & Nephew Trustee Limited

“UK GAAP”	UK generally accepted accounting practice

“UK Listing Authority”	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000

“uncertificated” or “uncertificated form”

in respect of a share or other security, where that share or security is recorded on the relevant register of the share or security concerned as being in uncertificated form in CREST and title to which may be transferred by means of CREST

“underlying”	in respect of sales, change in sales at constant exchange rates and excluding, as applicable, the effects of any acquisitions and/or disposals

“Undertaking”	the consent to the Scheme and the undertaking to be bound by its terms executed by Smith & Nephew Group in favour of Smith & Nephew dated 22 April 2003

“United Kingdom” or “UK”	the United Kingdom of Great Britain and Northern Ireland and its dependent territories

“United States” or “US”

the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia and all other areas subject to its jurisdiction and any political subdivision thereof

“US dollars”, “$” or “USD”	the lawful currency for the time being of the US

“US GAAP”	US generally accepted accounting principles

“US person”	has the meaning ascribed to it by Regulation S under the US Securities Act

“US Securities Act” or “Securities Act”	the United States Securities Act of 1933, as amended

“US Tax Code”	the US Internal Revenue Code 1986

Where in this document reference to any Swiss franc (CHF) amount is followed by reference to an amount in sterling (£), such amount has been calculated on the basis of an exchange rate of CHF 1 = £ 0.4613 being the rate prevailing on 17 April 2003 except where otherwise provided in this document.

Where in this document reference to any sterling amount is followed by reference to an amount in Swiss francs, such amount has been calculated on the basis of an exchange rate of £1 = CHF 2.1677 being the rate prevailing on 17 April 2003 except where otherwise provided in this document.

For the purposes of this document, subsidiary, subsidiary undertaking, undertaking, and associated undertaking have the meanings assigned thereto by the Companies Act (but for this purpose ignoring paragraph 20(1)(b) of Schedule 4A of the Companies Act).

Printed by RR Donnelley Financial, 60904